As filed with the Securities and Exchange Commission on January 27, 2011

Registration No. 333-166793

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Velti plc
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Jersey (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Velti USA, Inc.
150 California Street
San Francisco, California 94111
Attn: Sally J. Rau, Chief Administrative Officer and General Counsel
(415) 315-3400
(Name, address, including zip code and telephone number,
including area code, of agent for service)

Copies to:

Peter M. Astiz Edward H. Batts DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303 (650) 833-2000	Marc D. Jaffe Wesley C. Holmes Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell the securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an invitation or offer to sell these securities and is not soliciting an invitation or offer to buy these securities in any jurisdiction where the offer or sale is not permitted or to any person or entity to whom it is unlawful to make that offer or sale.

SUBJECT TO COMPLETION, DATED JANUARY 27, 2011

Preliminary Prospectus

12,518,008 Ordinary Shares

We are offering 11,092,300 of our ordinary shares, and the selling shareholders are offering an additional 1,425,708 ordinary shares. We expect the initial public offering price will be between $9.00 and $11.00 per ordinary share. We have applied for listing of our ordinary shares on The NASDAQ Global Market under the symbol "VELT." Prior to this offering our ordinary shares have traded, and immediately subsequent to this offering will continue to trade, on the AIM market of the London Stock Exchange under the symbol "VEL."

Investing in our ordinary shares involves risk. See "Risk Factors" beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discount and Commissions(1)	$	$
Proceeds, Before Expenses, to Velti plc	$	$
Proceeds, Before Expenses, to Selling Shareholders	$	$

(1)
See "Underwriting" beginning on page 163 for disclosure regarding compensation payable to the underwriters by the company.

Delivery of the ordinary shares is expected to be made on or about               , 2011. We and the selling shareholders have granted the underwriters an option for a period of 30 days to purchase an additional 1,407,700 and 470,000 of our ordinary shares, respectively, to cover over-allotments. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us and the selling shareholders will be $               and the total proceeds to us and the selling shareholders, before expenses, will be $               .

Jefferies

Needham & Company, LLC                  RBC Capital Markets

Canaccord Genuity                  ThinkEquity LLC

Prospectus dated               , 2011

- End-to-end global, integrated mobile marketing and advertising platform
- Customers in the first nine months of 2010 included 13 of the 20 largest mobile operators world-wide based on number of subscribers
- Over 600 brands, agencies, mobile operators and media companies used our platform to conduct over 1,500 campaigns in the first nine months of 2010
- Ability to reach over 2.5 billion consumers in over 30 countries velti™

www.velti.com

Until 25 days after the date of this prospectus, all dealers that buy, sell, or trade the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We and the selling shareholders have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus.

Persons outside the U.S. who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of the prospectus outside the U.S.

Under the laws of the Bailiwick of Jersey, only holders of ordinary shares in uncertificated form in CREST (an electronic clearing system in the U.K.) or legal owners of shares in certificated form may be recorded in our share register as legal shareholders. The underwriters have designated that Cede & Co., as nominee for the Depository Trust Company, or DTC, will hold the ordinary shares sold in this offering in certificated form on behalf of and as nominee for investors who purchase beneficial interests in ordinary shares through this offering. We and DTC have no contractual relationship. Investors who purchase the ordinary shares (although recorded as owners within the DTC system) are legally considered holders only of beneficial interests in those shares and will have no direct rights against us. Each ordinary share reflected within the DTC system will represent evidence of beneficial ownership of one certificated ordinary share held by Cede & Co. The ordinary shares reflected within the DTC system will be freely transferable with delivery and settlement through the DTC system.

Our ordinary shares included in this offering will be issued in certificated form and beneficial interests in the ordinary shares as reflected in the DTC system will be traded on The NASDAQ Global Market. References in this prospectus to the ordinary shares being listed or traded on The NASDAQ Global Market shall mean the beneficial interests in the ordinary shares held by Cede & Co. Investors may, through their broker, elect to withdraw their ordinary shares from the DTC system, receive a share certificate and be listed as legal shareholders of Velti, subject to customary fees. Please see "Our Ordinary Shares and Trading in the United States and the United Kingdom."

Investors who purchase beneficial interests in the ordinary shares in this offering must look solely to their participating brokerage in the Depository Trust Company system for payment of dividends, the exercise of voting rights attaching to the ordinary shares and for all other rights arising with respect to the ordinary shares.

Prospectus Summary

This summary highlights information contained in this prospectus. It does not contain all of the information that you should consider in making your investment decision. Before investing in our ordinary shares, you should read this entire prospectus carefully, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes, for a more complete understanding of our business and this offering. Except as otherwise required by the context, references to "Velti," "Company," "we," "us" and "our" are to Velti plc and its subsidiaries.

All references to "U.S. dollars" or "$" are to the legal currency of the United States; all references to "£" or "pound sterling" or "pence" or "p" are to the legal currency of the United Kingdom and "€" or "euro" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Overview

We are a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications and through the integration of a variety of software tools and complex devices into a single user interface, allow our customers to convert consumers into their customers and continue to actively manage the relationship through the mobile channel. For the nine months ended September 30, 2010, over 600 brands, advertising agencies, mobile operators and media companies, including 13 of the 20 largest mobile operators worldwide based on number of subscribers, used our platform to conduct over 1,500 campaigns. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. We have run campaigns for brands, advertising agencies, mobile operators and media companies such as AT&T, Vodafone, Johnson & Johnson and McCann Erickson.

We believe our integrated, easy-to-use, end-to-end platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.

Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 1.3 billion new data facts daily.

Our total revenue has grown to $90.0 million for the year ended December 31, 2009, a year over year increase of 45% from $62.0 million for the year ended December 31, 2008, and a year over year increase of 278%, from $16.4 million for the year ended December 31, 2007. For the nine months ended September 30, 2010, our total revenue was $58.8 million, an increase of $34.6 million, or 143%, compared to the same period in 2009.

On September 30, 2010, we acquired Mobclix, Inc., a California-based targeted mobile ad exchange and open marketplace for mobile developers, advertisers, ad networks and agencies to manage ad inventory and increase campaign performance. We acquired 23 new employees in California in connection with this acquisition.

The Industry and its Challenges

The marketing and advertising industry is in a period of transition. Brands, which we refer to as businesses that sell products and services, and advertising agencies, mobile operators and media companies all need to reach and engage consumers more cost effectively. Historically, however, these participants have struggled to meet their marketing and advertising objectives using traditional, non-measureable, impression-based media. Mobile marketing and advertising campaigns provide the ability to reach broad, global audiences cost effectively, using interactive, targeted, measurable campaigns that combine brand building with direct and measurable consumer response. Mobile media enables brands, advertising agencies, mobile operators and media companies to interact with consumers virtually anytime, anywhere and, as a result, brands, advertising agencies, mobile operators and media companies are increasingly turning to mobile media to address their marketing and advertising objectives.

According to ABI Research, worldwide mobile marketing and advertising spending is expected to increase from $1.64 billion in 2007 to nearly $29.0 billion in 2014. We believe this industry growth is attributable to a number of factors including the continued growth in the number of wireless data subscribers globally, the proliferation of smartphones and advanced wireless networks, and the increased usage of mobile applications, content and services. In addition, mobile marketing and advertising offers certain unique benefits to brands, advertising agencies, mobile operators and media companies looking to target, measure and engage consumers. These benefits include the ability to reach and target consumers, engage and retain consumers, measure the entire consumer engagement process, and, in combination with traditional media, integrate, measure and optimize the engagement.

Notwithstanding the market opportunity and the benefits provided by mobile marketing and advertising, brands, advertising agencies, mobile operators and media companies face significant challenges in executing global, comprehensive and cost effective mobile marketing and advertising campaigns, including the following:

  •
  a diversity of industry participants, including advertising networks and publishers, which makes it difficult for brands, advertising agencies, mobile operators and media companies to efficiently and effectively manage and engage in mobile media campaigns and therefore incorporate mobile media as a significant part of their marketing and advertising budgets;

  •
  a multitude of mobile operators and devices, as well as the proliferation of rich and interactive online content, which increases the technical complexity for brands, advertising agencies, mobile operators and media companies seeking to implement global mobile marketing and advertising strategies;

  •
  difficulty in measuring mobile campaign performance; and

  •
  consumer data protection and regulatory requirements, which increase the complexity and cost of large scale, multi-national, mobile marketing and advertising campaigns.

As a result of these challenges, we believe that brands, advertising agencies, mobile operators and media companies are frustrated by the limitations of existing traditional solutions, and are seeking to implement more precisely targeted, interactive and measurable marketing and advertising campaigns from an integrated end-to-end campaign platform that can leverage the unique capabilities of interactive digital media, and in particular mobile media.

The Velti Solution

Our proprietary Velti mGage platform allows our customers to conduct highly targeted and measurable campaigns and addresses many of the current challenges with mobile marketing and advertising by delivering the following benefits:

  •
  interacting with and managing multiple operator platforms, multiple standards, and support of thousands of types of mobile devices, enabling the integration, comparison and analysis of user activity data from different mobile operators;

  •
  allowing brands, advertising agencies, mobile operators and media companies to integrate the benefits of mobile media interactivity into traditional, passive media including television, print, radio and outdoor advertising in order to enhance the tracking and measurability of traditional media;

  •
  enabling enhanced measurement and analysis of marketing campaign effectiveness with end-to-end tracking and reporting of consumer behavior in response to marketing campaigns, across media platforms;

  •
  optimizing marketing and advertising campaigns as a result of deep operating expertise and breadth of customer data; and

  •
  automating the marketing process by allowing our customers to design and implement global mobile marketing and advertising campaigns with minimal technical expertise leveraging our easy-to-use, drag-and-drop interface, as well as our 70 step-by-step, automated mobile marketing campaign creation templates.

Our Strategy

Our objective is to be the leading provider of mobile marketing and advertising solutions globally across multiple media types and channels. The principal elements of our strategy are to:

  •
  capitalize upon existing customer relationships and acquire new customers as our market expands;

  •
  deepen existing, and add new, advertising agency relationships;

  •
  grow revenue and enhance profitability by emphasizing the marketing portion of mobile campaigns;

  •
  enhance our platform by addressing technology shifts in mobile devices and computing;

  •
  extend our leadership position by continuing to invest in our platform;

  •
  encourage the use of our platform by third parties; and

  •
  continue global expansion and pursue strategic partnerships and acquisitions.

Risk Factors

Our business is subject to numerous risks, as more fully described in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in revenue may be reflected in our operating results in future periods rather than in the period in which the costs are incurred;

  •
  we have in the past and may in the future experience deficiencies, including material weaknesses, in our internal control over financial reporting, and our business may be adversely affected if we do not remediate these material weaknesses or if we have other weaknesses in our internal control over financial reporting;

  •
  we may not achieve the expected benefits of our acquisitions;

  •
  our sales efforts require significant time and effort and could hinder our ability to expand our customer base and increase revenue;

  •
  we may not be able to enhance our mobile marketing and advertising platform to keep pace with technological and market developments, or to remain competitive against potential new entrants in our markets;

  •
  we do not have multi-year agreements with many of our customers and may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenue; and

  •
  the gathering, transmission, storage and sharing or use of personal information could give rise to liabilities or additional costs of operation as a result of governmental regulation, legal requirements or differing views of personal privacy rights.

Corporate Structure

We revised our corporate structure during 2009, and Velti plc is now a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. On April 20, 2006, Velti plc, a company formed in England and Wales under the Companies Act 1985 on September 2, 2005, acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales) became the holding company of our various subsidiaries.

On May 3, 2006, Velti plc was first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares were issued at a placing price of £1.00 per share, for gross proceeds of approximately £10.0 million. In October 2007, Velti plc issued 3,580,000 additional new ordinary shares at £2.10 per share in a public offering, for gross proceeds of approximately £7.5 million. In October 2009, Velti plc issued 1,820,000 additional ordinary shares at a price of £1.60 per share, for gross proceeds of approximately £2.9 million. On December 18, 2009, Velti plc completed a scheme of arrangement under the laws of England and Wales whereby Velti plc, a company incorporated under the laws of Jersey, the Channel Islands and tax resident in the Republic of Ireland, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009.

On May 8, 2009, we completed the acquisition of Ad Infuse, Inc., a leader in personalized mobile advertising based in San Francisco, California. On October 9, 2009, Ad Infuse changed its name to Velti USA, Inc. We subsequently acquired Media Cannon, Inc. in June 2010, and Mobclix, Inc. in September 2010, both California-based companies that are part of our operations in San Francisco, California.

Corporate Information

Our principal executive office is located at First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland and our telephone number is +353 (0)1 234 2676. Our registered address in the Bailiwick of Jersey, Channel Islands, is 22 Grenville Street, St Helier, Jersey JE4 8PX. Our agent for service of process in the U.S. is Velti USA, Inc., 150 California Street, San Francisco, California 94111.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website address is www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

"Velti" is a registered trademark with the European Union. Our unregistered trademarks include "Velti mGage." All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

 The Offering

Ordinary shares offered by us	11,092,300 shares
Ordinary shares offered by the selling shareholders	1,425,708 shares
Ordinary shares to be outstanding immediately after this offering	49,393,092 shares

Selling Shareholders

See "Principal and Selling Shareholders" for information on the selling shareholders in this offering.

Over-allotment Option

We and the selling shareholders have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 1,407,700 and 470,000 additional ordinary shares, respectively.

Use of Proceeds

We expect the net proceeds to us from this offering will be approximately $97.7 million, after deducting the underwriting discount and the estimated offering expenses, assuming an initial offering price of $10.00 per ordinary share. We intend to use a portion of the net proceeds from this offering for repayment of outstanding indebtedness in the approximate amount of $53.5 million, approximately $14.6 million to fund a portion of the purchase price and operating expenses of Mobclix, Inc., our newly-acquired subsidiary, and the remainder for working capital and general corporate purposes, including funding our strategic plan for additional global expansion and making further investments in our technology solutions. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. Pending these uses, we intend to invest our net proceeds from this offering primarily in short-term bank deposits or in interest-bearing, investment grade securities. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders. See "Use of Proceeds" for additional information.

Risk Factors

Investment in our ordinary shares involves a high degree of risk. You should read and consider the information set forth under the heading "Risk Factors" beginning on page 11 and all other information included in this prospectus before deciding to invest in our ordinary shares.

Lock-up Agreements

Our directors and executive officers and other key employees have agreed with the underwriters not to sell, transfer or dispose of any of our ordinary shares for a period of 180 days after the date of this prospectus. See "Underwriting" for additional information.

Proposed NASDAQ Global Market symbol

We have applied for the quotation of our ordinary shares on The NASDAQ Global Market under the symbol "VELT."

Share Registrar and Transfer Agent

We have retained Computershare to serve as our share registrar (also known in the U.S. as our transfer agent). Computershare may be reached at 1 (781) 575-4238.

The number of our ordinary shares that will be issued and outstanding immediately after this offering is based on 38,300,792 ordinary shares outstanding as of December 31, 2010, and excludes:

  •
  3,492,820 ordinary shares issuable upon the exercise of share options outstanding at a weighted average exercise price of £3.33; and

  •
  2,043,645 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions.

As of June 30, 2010, we had exceeded the aggregate authorized number of shares available for grant under our equity incentive plans by 1,618,053 shares. On July 30, 2010, our shareholders approved an increase in the aggregate authorized number of shares available for grant under equity incentive plans and immediately thereafter we had 598,038 shares available for grant. As of December 31, 2010, we had 208,653 shares available for grant under our share incentive plans.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Summary Historical Consolidated Financial Data

We present below our summary historical consolidated financial data. The summary consolidated income statement data for the nine months ended September 30, 2010 and 2009, and for the fiscal years ended December 31, 2009, 2008 and 2007, and the summary consolidated balance sheet data as of December 31, 2009, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of the financial results we will achieve in future periods. You should read this information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$36,348	$11,491	$30,965	$40,926	$11,031
License and software revenue	14,304	6,427	45,811	14,638	2,712
Managed services revenue	8,130	6,248	13,189	6,468	2,651

Total revenue	58,782	24,166	89,965	62,032	16,394
Costs and expenses:
Third-party costs	18,080	10,980	27,620	32,860	2,437
Datacenter and direct project costs	4,370	3,117	4,908	8,660	2,863
General and administrative expenses	15,162	10,413	17,387	6,660	4,075
Sales and marketing expenses	17,131	10,991	15,919	8,245	5,812
Research and development expenses	4,639	2,585	3,484	1,884	1,662
Depreciation and amortization	8,096	7,180	9,394	4,231	3,013

Total cost and expenses	67,478	45,266	78,712	62,540	19,862

Income (loss) from operations	(8,696)	(21,100)	11,253	(508)	(3,468)
Interest expense, net	(5,193)	(1,319)	(2,370)	(1,155)	(338)
Gain (loss) from foreign currency transactions	(1,052)	(433)	14	(1,665)	(154)
Other expenses	—	—	—	(495)	—

Income (loss) before income taxes, equity method investments and non-controlling interest	(14,941)	(22,852)	8,897	(3,823)	(3,960)
Income tax (expense) benefit	(670)	1,053	(410)	26	198
Loss from equity method investments	(2,107)	(1,449)	(2,223)	(2,456)	(656)

Net income (loss)	(17,718)	(23,248)	6,264	(6,253)	(4,418)
Loss attributable to non-controlling interest	(60)	(14)	(191)	(123)	(224)

Net income (loss) attributable to Velti	$(17,658)	$(23,234)	$6,455	$(6,130)	$(4,194)

Net income (loss) per share attributable to Velti(1):
Basic	$(0.47)	$(0.67)	$0.18	$(0.18)	$(0.14)

Diluted	$(0.47)	$(0.67)	$0.17	$(0.18)	$(0.14)

Weighted average shares outstanding for use in computing:
Basic net income (loss) per share	37,792	34,629	35,367	33,478	29,751

Diluted net income (loss) per share	37,792	34,629	37,627	33,478	29,751

Pro forma net income (loss) per share attributable to Velti(1) (unaudited):
Basic	$(0.25)		$0.19

Diluted	$(0.25)		$0.18

Weighted average shares outstanding for use in computing (unaudited):
Pro forma basic net income (loss) per share	48,884		46,459

Pro forma diluted net income (loss) per share	48,884		48,719

(1)
See Note 19 to notes to consolidated financial statements included on page F-55 and page F-56 of this prospectus for an explanation of the method used to calculate basic and diluted net income (loss) per share and pro forma basic and diluted net income (loss) per share.

	September 30, 2010
	Actual		Pro Forma(2)
	(unaudited)
	(in thousands)
Selected consolidated balance sheets data:
Cash and cash equivalents	$18,787		63,033
Working capital	(8,833	)(3)	87,244
Total assets	181,978		226,224
Total debt	66,104		13,601
Total Velti shareholders' equity	34,873		131,622
Total shareholders' equity	35,078		131,827

(2)
Pro forma reflects (i) the issuance of 11,092,300 ordinary shares offered by us hereby assuming an initial public offering price of $10.00 per ordinary share, after deducting underwriting discounts, commissions and estimated offering expenses payable by us and (ii) the application of proceeds from this offering to repay $53.5 million of our outstanding indebtedness. A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ordinary share would increase (decrease) each of as adjusted cash and cash equivalents, working capital, total assets, total Velti shareholders' equity, and total shareholders' equity by $10.3 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase pro forma cash and cash equivalents, working capital, total assets, total Velti shareholders' equity and total shareholders' equity by approximately $9.3 million.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands)
Other Financial Data (unaudited):
Adjusted Revenue(4)	$58,782	$24,166	$89,965	$49,521	$16,394
Adjusted EBITDA(5)	$4,727	$(10,035)	$24,727	$5,754	$895

(3)
As of September 30, 2010, our current liabilities exceeded our current assets by approximately $8.8 million. Accordingly, we had negative working capital. We are focusing on improving cash generated from operations. In addition, since September 30, 2010, we have raised $9.2 million in debt financing in order to provide us sufficient working capital to operate our business as well as to fund the acquisitions that we have undertaken.

(4)
During 2008 we entered into contracts with two customers, the provisions of which required us to recognize as revenue certain revenue generated from fees for media and other advertising production costs acquired on behalf of each customer for its mobile marketing and advertising campaigns in the aggregate amount of approximately $12.5 million, and separately charge the same amount of third party costs incurred to third party costs in our costs and expenses. We define adjusted revenue as revenue excluding the $12.5 million pass-through costs. No other differences between revenue and adjusted revenue in other periods are presented.

Set forth below is a reconciliation of Revenue to Adjusted Revenue:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(in thousands)
Revenue	$58,782	$24,166	$89,965	$62,032	$16,394
Gross reported revenue	—	—	—	(12,511)	—
Adjusted revenue	$58,782	$24,166	$89,965	$49,521	$16,394

(5)
We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as net income (loss) plus (i) income tax expense (benefit), (ii) interest expense, (iii) loss in equity method investments, (iv) foreign exchange gains (losses), (v) depreciation and amortization, (vi) non-cash share-based compensation, and (vii) non-recurring expenses, which are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

    We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use Adjusted EBITDA to evaluate the effectiveness of our business strategies.

Adjusted EBITDA has limitations as an analytical tool. Some of these limitations are:

  •
  Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our outstanding debt;

  •
  non-cash compensation is and will remain a key element of our overall long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period;

  •
  Adjusted EBITDA does not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations; and

  •
  other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally.

Set forth below is a reconciliation of Adjusted EBITDA to net income (loss) before non-controlling interest, the most comparable GAAP measure:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
			(unaudited)
	(in thousands)
Net income (loss)	$(17,718)	$(23,248)	$6,264	$(6,253)	$(4,418)
Adjustments:
Income tax (benefit) expense	670	(1,053)	410	(26)	(198)
Interest expense, net	5,193	1,319	2,370	1,155	338
Loss from equity method investments	2,107	1,449	2,223	2,456	656
Foreign exchange (gains) losses	1,052	433	(14)	1,665	154
Depreciation and amortization	8,096	7,180	9,394	4,231	3,013
Non-cash share-based compensation	5,327	1,685	1,292	2,031	1,350
Non-recurring expenses(1)	—	2,200	2,788	495	—

Adjusted EBITDA	$4,727	$(10,035)	$24,727	$5,754	$895

(1)
Non-recurring expenses in 2009 included G&A expenses with respect to our redomiciliation exercise and professional fees associated with our consideration of corporate opportunities. Non-recurring expenses in 2008 represented our accrued litigation settlement. We did not adjust for non-recurring expenses in 2007 or the nine months ended September 30, 2010.

 Summary Unaudited Pro Forma Condensed Consolidated Financial Data

On May 8, 2009, we completed the acquisition of Ad Infuse, Inc., a personalized mobile advertising company based in San Francisco, California. We paid an aggregate of approximately $3.6 million for Ad Infuse, which had revenue of $1.3 million in 2008. After the acquisition, Ad Infuse became our wholly-owned subsidiary. The following summary unaudited pro forma condensed consolidated financial data has been derived by the application of pro forma adjustments to our historical consolidated financial statements and the historical financial statements of Ad Infuse for the year ended December 31, 2009. The unaudited pro forma condensed consolidated income statement data gives effect to the acquisition of Ad Infuse as if it had been completed on January 1, 2009. The financial results of Ad Infuse from the date of acquisition through December 31, 2009 were consolidated and included in Velti plc's audited consolidated financial statements for the year ended December 31, 2009.

The unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of our future operating results. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. You should not rely on the unaudited pro forma income statement for the year ended December 31, 2009 as being indicative of the historical results of operations that would have been achieved had the business combination been consummated as of January 1, 2009. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and accompanying notes, the historical financial statements of Ad Infuse and the accompanying notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus.

Year Ended December 31, 2009
(in thousands, except per share amounts)
Revenue	$90,451
Income from operations	8,932
Net income	3,928
Net income attributable to Velti	4,119
Basic earnings per share attributable to Velti(1)	$0.12
Diluted earnings per share attributable to Velti(1)	$0.11

(1)
See Note 19 to notes to consolidated financial statements included on page F-55 and F-56 of this prospectus for an explanation of the method used to calculate basic and diluted earnings per share and pro forma earnings per share.

Risk Factors

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below, which we believe are the material risks of our business, our industry and this offering, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and operating results could be harmed. In that case, the trading price of the beneficial interests in our ordinary shares, and the underlying ordinary shares, could decline and you might lose all or part of your investment in our ordinary shares. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto.

Risks Related to Our Business

Because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in sales may not be reflected in our operating results until future periods.

Our SaaS revenue consists of usage-based fees recognized ratably over the period of the agreement and performance-based fees recognized as the transaction is completed, specific quantitative goals are met or a performance milestone is achieved. As a result, we may be unable to rapidly increase our revenue through additional sales in any period, as revenue for performance-based fees will only be recognized if and when quantitative goals are met or a milestone is achieved. Revenue from our managed service arrangements is recognized either as the services are rendered for our time and material contracts or, for fixed price contracts, ratably over the term of the contract when accepted by the customer. Our license and software revenue is recognized when the license is delivered and on a percentage of completion basis for our services to customize and implement a specific software solution.

Because of these accounting policies, revenue generated during any period may result from agreements entered into during a previous period. A reduction in sales in any period therefore may not significantly reduce our revenue for that period, but could negatively affect revenue in future periods. In particular, if such a reduction were to occur in our fourth quarter, it may be more difficult for us to significantly increase our customer sales in time to reduce the impact in future periods, as we have historically entered into a significant portion of our new, or expanded the scope of existing, customer agreements during the fourth quarter. In addition, since operating costs are generally recognized as incurred, we may be unable to quickly adjust our cost structure to match the impact of the reduction in revenue in future periods. Accordingly, the effect of significant downturns in our sales may not be fully reflected in our results of operations until future periods.

We have in the past and may in the future experience deficiencies, including material weaknesses, in our internal control over financial reporting. Our business and our share price may be adversely affected if we do not remediate these material weaknesses or if we have other weaknesses in our internal controls.

With respect to fiscal years 2009, 2008 and 2007, we identified control deficiencies, including several material weaknesses, in our internal control over financial reporting. Two of these material weaknesses related to our period end financial statement close process resulting from controls over the use of spreadsheets and controls over analysis of significant estimates. As a result of these material weaknesses, together with deficiencies in our treasury management processes, in the six months ended June 30, 2010 we identified gaps in our internal control over financial reporting resulting in changes to our financial results as originally disclosed in our press release issued on September 30, 2010. In our press release, our balance sheets incorrectly understated by $3.0 million our current portion of long-term debt and short-term financing, accumulated deficit and accumulated other comprehensive income (loss). In addition, our consolidated statements of operations did not include $2.8 million in net losses attributable to gain (loss)

from foreign currency transactions, resulting in a change to our income (loss) before income taxes, investment in associates and non-controlling interests, net income (loss) and net income (loss) per share.

The other two material weaknesses related to our revenue recognition process and cover financial management review of key revenue arrangements in order to determine proper accounting treatment and knowledge of our finance staff regarding accounting standards governing revenue recognition. In addition, we noted a significant deficiency in the administration of our employee equity awards relating to the documentation and administration of our equity awards. We are in the process of remediating each of these weaknesses.

We have taken steps to remediate these material weaknesses as follows:

  •
  during the fourth quarter of 2009 and in 2010, we recruited and hired additional accounting staff with technical expertise to ensure the proper application of accounting principles generally accepted in the United States, or U.S. GAAP, in the area of revenue recognition, including a new, U.S.-based chief financial officer and a new, U.S.-based global controller, and expect to continue to expand our finance and administrative staff globally and to enhance our enterprise resource planning systems;

  •
  we are implementing revised policies and procedures and enhancing our review of complex revenue transactions to ensure consistent application of U.S. GAAP and enhanced internal control over financial reporting;

  •
  we are implementing new cash management and treasury processes and procedures;

  •
  we are increasing the level of review of journal entries and tightening controls over our approval processes; and

  •
  we are increasing the level of preparation and review of our financial statements, and in connection therewith, we are implementing additional control procedures as part of our quarter and year-end close processes as well as adding resources in connection with our review of key financial estimates, including accounts receivable, allowance for doubtful accounts, share-based compensation expense, indebtedness and treasury processes and tax estimates.

In addition, we are revising our administrative procedures relating to our equity awards granting practices.

The weaknesses identified in fiscal 2008 and 2007 resulted in part from our restatement of our consolidated balance sheets as of December 31, 2008 and 2007 and the related consolidated statements of income for the years ended December 31, 2008 and 2007 as prepared in accordance with International Financial Reporting Standards or IFRS. These restatements reflect adjustments to revenue, the deferral of government grant income, and share-based compensation, in accordance with applicable accounting guidance under IFRS. While we have made efforts to improve our accounting policies and procedures, we may experience additional deficiencies and additional weaknesses may be identified, or there may be a recurrence of the weakness in the six months ended June 30, 2010 identified above. If material weaknesses or deficiencies in our internal controls exist and go undetected, our financial statements could contain material misstatements that, when discovered in the future could cause us to fail to meet our future reporting obligations and cause the price of our ordinary shares to decline.

Acquisitions or investments may be unsuccessful and may divert our management's attention and consume significant resources.

We have made several investments and acquisitions in recent years, including the acquisition of Ad Infuse, Inc. in May 2009, Media Cannon, Inc. in June 2010 and Mobclix, Inc. in September 2010. We intend to evaluate additional acquisitions or make investments in other businesses, or acquire individual products and technologies. Any future acquisition or investment may require us to use significant amounts of cash, issue potentially dilutive equity securities or incur debt. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

  •
  difficulties in integrating the operations, technologies, services and personnel of acquired businesses;

  •
  cultural challenges associated with integrating employees from the acquired company into our organization;

  •
  ineffectiveness or incompatibility of acquired technologies or services;

  •
  additional financing required to make contingent payments;

  •
  potential loss of key employees of acquired businesses;

  •
  inability to maintain the key business relationships and the reputations of acquired businesses;

  •
  diversion of management's attention from other business concerns;

  •
  inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management's required assessment of the effectiveness of our internal control structure and procedures for financial reporting;

  •
  litigation for activities of the acquired company, including claims from terminated employees, customers, former shareholders or other third parties;

  •
  in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

  •
  failure to successfully further develop the acquired technology; and

  •
  increased fixed costs.

We may fail to realize some or all of the anticipated benefits of our acquisitions which may adversely affect our financial performance and the value of our ordinary shares.

On September 30, 2010, we completed the acquisition of Mobclix, Inc. following our acquisition in June 2010 of Media Cannon, Inc. and of Ad Infuse, Inc. in May 2009. We continue to integrate these acquired companies into our existing operations. These integrations have required and will continue to require significant efforts, including the coordination of future product development and sales and marketing efforts, as well as resources and management's time and efforts. The success of each of these acquisitions will depend, in part, on our ability to realize the anticipated benefits from combining their products and services into ours, and expanding our customer base by increasing the products and services we can provide to our existing and new customers as well as to the customers of the acquired companies. We also must retain key employees from the acquired companies, as well as retain and motivate our existing executives and other key employees. If we are not able to successfully combine the acquired businesses with our existing operations and integrate our respective operations, technologies and personnel within the anticipated time frame, or at all, the anticipated benefits of the acquisitions may not be realized fully or at all or may take longer to realize than expected and the value of our ordinary shares may be adversely affected. It is possible that the integration process could result in the loss of key employees and other senior management, result in the disruption of our business or adversely affect our ability to maintain relationships with customers, suppliers, distributors and other third parties, or to otherwise achieve the anticipated benefits of each acquisition.

Our days sales outstanding, or DSOs, may fluctuate significantly from quarter to quarter. Deterioration in DSOs results in a delay in the cash flows we generate from our customers, which could have a material adverse impact on our financial condition and the results of our operations.

The mobile advertising and marketing industry has historically been subject to seasonal fluctuations in demand, with a significant amount of the activity occurring in the second half of the year. In addition, a significant amount of our business is conducted in emerging markets. Typically payment terms in these regions are longer than payment terms in our other markets. These emerging markets have under-developed legal systems for securing debt and enforcing collection of debt. While we qualify customers that we do business with, their financial positions may change adversely over the longer time period given for payment.

The effect of the seasonality in our business and the longer payment terms, combined with differences in the timing of invoicing and revenue recognition, has in the past and may in the future result in an increase in our DSOs, such as the recent increase in DSOs in the quarter ended September 30, 2010. Any increase in our DSOs could have a material adverse impact on our cash flows and working capital, as well as on our financial condition and the results of our operations.

Our sales efforts require significant time and effort and could hinder our ability to expand our customer base and increase revenue.

Attracting new customers requires substantial time and expense and we cannot assure that we will be successful in establishing new relationships, or maintaining or advancing our current relationships. For example, it may be difficult to identify, engage and market to customers who do not currently perform mobile marketing or advertising or are unfamiliar with our current services or platform. Further, many of our customers typically require input from one or more internal levels of approval. As a result, during our sales effort, we must identify multiple people involved in the purchasing decision and devote a sufficient amount of time to presenting our products and services to those individuals. The newness and complexity of our services, including our software as a service model, often requires us to spend substantial time and effort assisting potential customers in evaluating our products and services including providing demonstrations and benchmarking against other available technologies. This process can be costly and time consuming. We expect that our sales process will become less burdensome as our products and services become more widely known and used. However, if this change does not occur, we will not be able to expand our sales effort as quickly as anticipated and our sales will be adversely affected.

We may not be able to enhance our mobile marketing and advertising platform to keep pace with technological and market developments, or to remain competitive against potential new entrants in our markets.

The market for mobile marketing and advertising services is emerging and is characterized by rapid technological change, evolving industry standards, frequent new product introductions and short product life cycles. Our new platform, Velti mGage, or future solutions we may offer, may not be acceptable to marketers and advertisers. To keep pace with technological developments, satisfy increasing customer requirements and achieve acceptance of our marketing and advertising campaigns, we will need to enhance our current mobile marketing solutions and continue to develop and introduce on a timely basis new, innovative mobile marketing services offering compatibility, enhanced features and functionality on a timely basis at competitive prices. Our inability, for technological or other reasons, to enhance, develop, introduce and deliver compelling mobile marketing services in a timely manner, or at all, in response to changing market conditions, technologies or customer expectations could have a material adverse effect on our operating results or could result in our mobile marketing and advertising platform becoming obsolete. Our ability to compete successfully will depend in large measure on our ability to maintain a technically skilled development and engineering staff and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of our mobile marketing and advertising platform with evolving industry standards and protocols. In addition, as we believe the mobile marketing market is likely to grow substantially, other companies which are larger and have significantly more capital to invest than us may emerge as competitors. For example, in May 2010, Google, Inc. acquired Admob, Inc. Similarly, in January 2010, Apple, Inc. acquired Quattro Wireless, Inc. New entrants could seek to gain market share by introducing new technology or reducing pricing. This may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

We do not have multi-year agreements with many of our customers and may be unable to retain key customers, attract new customers or replace departing customers with customers that can provide comparable revenue.

Our success requires us to maintain and expand our current, and develop new, customer relationships. Most of our contracts with our customers do not obligate them to long-term purchasing of our services. We cannot assure you that our customers will continue to use our products and services or that we will be able to replace, in a timely or effective manner, departing customers with new customers that generate comparable revenue. Further, we cannot assure you that we will continue to generate consistent amounts of revenue over time. For the nine months ended September 30, 2010, two of our customers collectively accounted for 30% of our total revenue, although one of these customers represents multiple contracts with multiple subsidiaries under common control of an ultimate parent entity, and the second represents a contract for a campaign that ran from October 2009 through April 2010. See the disclosure of customer concentration on page 55 for further information. If a major customer represents a significant portion of our business, the decision by such customer to materially reduce or to cease purchasing our products and services may cause our revenue to be adversely affected. Additionally, we expect that a limited number of customers may continue to account for a significant portion of our business, and the loss of, or material reduction in, their use of our products or services could decrease our revenue and adversely affect our business. Further, our failure to develop and sustain long-term relationships with our customers in general will likely materially affect our operating results.

Our customer contracts lack uniformity and often are complex, which subjects us to business and other risks.

Our customers include some of the largest wireless carriers which have substantial purchasing power and negotiating leverage. As a result, we typically negotiate contracts on a customer-by-customer basis and our contracts lack uniformity and are often complex. If we are unable to effectively negotiate, enforce and account and bill in an accurate and timely manner for contracts with our key customers, our business and operating results may be adversely affected. In addition, we could be unable to timely recognize revenue from contracts that are not managed effectively and this would further adversely impact our financial results.

We have contractual indemnification obligations to some of our customers. If we are required to fulfill our indemnification obligations relating to third party content or operating systems that we provide to our customers, we intend to seek indemnification from our suppliers, vendors and content providers to the full extent of their responsibility. Even if the agreement with such supplier, vendor or content provider contains an indemnity provision, it may not cover a particular claim or type of claim or may be limited in amount or scope. As a result, we may not have sufficient indemnification from third parties to cover fully the amounts or types of claims that might be made against us. Any significant indemnification obligation to our customers could have a material adverse effect on our business, operating results and financial condition.

The global nature of our business subjects us to additional costs and risks that can adversely affect our operating results.

We have offices in 8 countries and we derive a substantial majority of our revenue from, and have a significant portion of our operations, outside of the U.S. Compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business. These laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials, data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions and export requirements. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could result in prohibitions on our ability to offer our products and services in one or more countries, could delay or prevent potential acquisitions and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate these risks and manage these difficulties. We monitor our international operations and investigate allegations of improprieties relating to transactions and the way in which such transactions are recorded. Where circumstances warrant, we provide information and report our findings to government authorities, but no assurance can be given that action will not be taken by such authorities.

We are also subject to a variety of other risks and challenges in managing an organization operating in various countries, including those related to:

  •
  challenges caused by distance, language and cultural differences;

  •
  general economic conditions in each country or region;

  •
  fluctuations in currency exchange rates;

  •
  regulatory changes;

  •
  political unrest, terrorism and the potential for other hostilities;

  •
  public health risks, particularly in areas in which we have significant operations;

  •
  longer payment cycles and difficulties in collecting accounts receivable;

  •
  overlapping tax regimes;

  •
  our ability to repatriate funds held by our international subsidiaries at favorable tax rates;

  •
  difficulties in transferring funds from certain countries; and

  •
  reduced protection for intellectual property rights in some countries.

If we are unable to manage the foregoing international aspects of our business, our operating results and overall business will be significantly and adversely affected.

Our services are provided on mobile communications networks that are owned and operated by third parties who we do not control and the failure of any of these networks would adversely affect our ability to deliver our services to our customers.

Our mobile marketing and advertising platform is dependent on the reliability of mobile operators who maintain sophisticated and complex mobile networks. Such mobile networks have historically, and particularly in recent years, been subject to both rapid growth and technological change. If the network of a mobile operator with which we are integrated should fail, including because of new technology incompatibility, the degradation of network performance under the strain of too many mobile consumers using it, or a general failure from natural disaster or political or regulatory shut-down, we will not be able provide our services to our customers through such mobile network. This in turn, would impair our reputation and business, potentially resulting in a material, adverse effect on our financial results.

If our mobile marketing and advertising services platform does not scale as anticipated, our business will be harmed.

We must be able to continue to scale to support potential ongoing substantial increases in the number of users in our actual commercial environment, and maintain a stable service infrastructure and reliable service delivery for our mobile marketing and advertising campaigns. In addition, we must continue to expand our service infrastructure to handle growth in customers and usage. If our mobile marketing and advertising platform, Velti mGage, does not efficiently and effectively scale to support and manage a substantial increase in the number of users while maintaining a high level of performance, the quality of our services could decline and our business will be seriously harmed. In addition, if we are unable to secure data center space with appropriate power, cooling and bandwidth capacity, we may not be able to efficiently and effectively scale our business to manage the addition of new customers and overall mobile marketing campaigns.

The success of our business depends, in part, on wireless carriers continuing to accept our customers' messages for delivery to their subscriber base.

We depend on wireless carriers to deliver our customers' messages to their subscriber base. Wireless carriers often impose standards of conduct or practice that significantly exceed current legal requirements and potentially classify our messages as "spam," even where we do not agree with that conclusion. In addition, the wireless carriers use technical and other measures to attempt to block non-compliant senders from transmitting messages to their customers; for example, wireless carriers block short codes or Internet Protocol addresses associated with those senders. There can be no guarantee that we, or short codes registered to us, will not be blocked or blacklisted or that we will be able to successfully remove ourselves from those lists. Although our services typically require customers to opt-in to a campaign, minimizing the risk that our customers' messages will be characterized as spam, blocking of this type could interfere with our ability to market products and services of our customers and communicate with end users and could undermine the effectiveness of our customers' marketing campaigns. To date we have not experienced any material blocking of our messages by wireless carriers, but any such blocking could have an adverse effect on our business and results of operations.

We depend on third party providers for a reliable Internet infrastructure and the failure of these third parties, or the Internet in general, for any reason would significantly impair our ability to conduct our business.

We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. These third party facilities require uninterrupted access to the Internet. If the operation of our servers is interrupted for any reason, including natural disaster, financial insolvency of a third party provider, or malicious electronic intrusion into the data center, our business would be significantly damaged. As has occurred with many Internet-based businesses, on occasion in the past, we have been subject to "denial-of-service" attacks in which unknown individuals bombarded our computer servers with requests for data, thereby degrading the servers' performance. While we have historically been successful in relatively quickly identifying and neutralizing these attacks, we cannot be certain that we will be able to do so in the future. If either a third party facility failed, or our ability to access the Internet was interfered with because of the failure of Internet equipment in general or we become subject to malicious attacks of computer intruders, our business and operating results will be materially adversely affected.

Several of our larger customers require us to maintain specified levels of service commitments and failure to meet these levels would both adversely impact our customer relationship as well as our overall business.

Many of our customers require us to contractually commit to maintain specified levels of customer service under agreements commonly referred to as service level agreements. In particular, because of the importance that mobile consumers in general attach to the reliability of a mobile network, mobile operators are especially known for their rigorous service level requirements. We are a rapidly growing company and, although to date we have not experienced any significant interruption of service, if we were to be unable to meet our contractually committed service level obligations, we would both be subject to fees, penalties, civil liability as well as adverse reputational consequences. To date we have not had to pay any material penalties for failure to meet service level commitments. We recognize these penalties, if and when incurred, as a reduction to revenue. These in turn would materially harm our business.

Some of our programs are partially supported by government grants, which may be reduced, withdrawn, delayed or reclaimed.

We have received two separate grants from European Union programs administered by the Government of Greece in order to aid our technology development efforts, and have been approved for a third grant. One of these grants was for a total of approximately $4.5 million that has been paid in full to us. The other grant is for a total of approximately $8.5 million, of which we have received to date one-half of the total grant amount. In 2009, we applied for a third grant and received acceptance of eligibility for up to an additional $12.0 million over four years. Under the terms of these grants, we are required to list these grants under a separate, specific reserve account on our balance sheets that we maintain for our Greek subsidiary under generally accepted accounting principles in Greece. If we fail to maintain this accounting treatment for five years following the final disbursement by the Greek government under each respective grant, we will be required to refund the entire amount of such grant. If we fail to maintain this accounting treatment between the fifth and tenth anniversaries of receiving the final disbursement under each grant, we will be required to pay a tax penalty. We have to date been in compliance with this requirement and do not anticipate being unable to remain in compliance for the duration of the requirement. However, in the event that we are unable to remain in compliance, a payment of refund or tax penalty would adversely affect our operating results. Further, were the Government of Greece to abrogate its commitment to provide the final disbursement of funds for the second grant, our development efforts and ability to meet our timing expectations for new marketing and advertising services would be adversely affected.

We have established two joint ventures and have made a significant investment in a third party, over each of which we have limited control and which may limit our growth in important markets for our services.

In July 2007, we established a joint venture called Ansible Mobile, LLC, or Ansible, with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm whereby we owned one-half of the membership interest in Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 1, 2010. As a result, we have entered into new agreements with certain of IPG's individual operating agencies, and continue to pursue discussions regarding direct relationships with other IPG operating agencies. The termination had no material financial impact on our results of operations for the nine months ended September 30, 2010. In future periods, as a result of this termination, we will no longer incur our share of the losses incurred by Ansible, which historically represented losses to us of on average approximately $1.5 million per year.

In January 2009, we established a mobile marketing joint venture with HT Media, India's second largest media group, called HT Mobile Solutions. We own 35% of the equity of HT Mobile Solutions. HT Mobile Solutions has a right of first refusal with respect to our entering into any other business agreement with any third party in India through November 2011.

In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. We have converted the note and own 33% of the outstanding equity of the parent company. We have the option to increase our interest in the parent company to 50% on a fully-diluted basis following the exercise of the warrants.

HT Mobile Solutions, our India joint venture, offers our technology and expertise to brands and advertising agencies in India, enabling us to expand our customer reach. Our investment in CASEE provides us local implementation services and entry to doing business in China. These strategic relationships, however, involve inherent risk and uncertainty and we may be unable to effectively influence operations of either entity, or of our other wholly-owned investments. There can be no assurance CASEE, HT Mobile Solutions or any of our other non-wholly owned subsidiaries with whom we do business will continue their relationships with us in the future or that we will be able to pursue our strategies with respect to our non wholly-owned subsidiaries, associates and joint ventures and the markets in which they operate. Furthermore, our joint ventures and strategic partners may (i) have economic or business interests or goals that are inconsistent with ours; (ii) take actions contrary to our policies or objectives; (iii) undergo a change of control; (iv) experience financial and other difficulties; or (v) be unable or unwilling to fulfill their obligations under the joint ventures, which may affect our financial conditions or results of operations.

We will need to manage the allocation of our business between our strategic investments and the other portions of our business. With respect to HT Mobile Solutions, we are contractually prevented from pursuing any separate business in India, and thus, any disagreement among the parties could reduce our ability to penetrate this market. If we fail to effectively manage and influence our strategic partnerships and joint ventures, our forecasts for growth in significant markets for our services would be materially hampered and our revenue and profits would be materially adversely affected.

Failure to adequately manage our growth may seriously harm our business.

We operate in an emerging technology market and have experienced, and may continue to experience, significant growth in our business. If we do not effectively manage our growth, the quality of our products and services may suffer, which could negatively affect our brand and operating results. Our growth has placed, and is expected to continue to place, a significant strain on our managerial, administrative, operational and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

  •
  implement additional management information systems;

  •
  further develop our operating, administrative, legal, financial and accounting systems and controls;

  •
  hire additional personnel;

  •
  develop additional levels of management within our company;

  •
  locate additional office space in various countries; and

  •
  maintain close coordination among our engineering, operations, legal, finance, sales and marketing and customer service and support organizations.

Moreover, as our sales increase, we may be required to concurrently deploy our services infrastructure at multiple additional locations or provide increased levels of customization. As a result, we may lack the resources to deploy our services on a timely and cost-effective basis. Failure to accomplish any of these requirements would seriously harm our ability to deliver our mobile marketing and advertising platform in a timely fashion, fulfill existing customer commitments or attract and retain new customers.

We may be required to reduce our prices to compete successfully, or we may incur increased or unexpected costs, which could have a material adverse effect on our operating results and financial condition.

The intensely competitive market in which we conduct our business may require us to reduce our prices, which could negatively impact our operating results. Our market is highly fragmented with numerous companies providing one or more competitive offerings to our marketing and advertising platform. New entrants seeking to gain market share by introducing new technology, products or services may make it more difficult for us to sell our products and services, and could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Moreover, we may experience cost increases or unexpected costs which may also negatively impact our operating results, including increased or unexpected costs related to:

  •
  the implementation of new data centers and expansion of existing data centers, as well as increased data center rent, hosting and bandwidth costs;

  •
  the replacement of aging equipment;

  •
  acquiring key technologies to support or expand our mobile marketing services solution; and

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  acquiring new technologies to comply with newly implemented regulations.

Any unanticipated costs associated with the foregoing items would have a material adverse effect on our business, operating results and financial condition.

Mergers or other strategic transactions by our competitors or mobile operator partners could weaken our competitive position or reduce our revenue.

If two or more of our competitors were to merge or partner, the change in the competitive landscape could adversely affect our ability to compete effectively. In addition, consolidation could result in new, larger entrants in the market. For example, in May 2010, Google, Inc. acquired Admob, Inc. Similarly, in January 2010, Apple, Inc. acquired Quattro Wireless, Inc. Although neither Admob or Quattro Wireless directly compete with us, the transactions are indicative of the level of interest among potential acquirers in the mobile marketing and advertising industry. Our direct competitors may also establish or strengthen co-operative relationships with their mobile operator partners, sales channel partners or other parties with whom we have strategic relationships, thereby limiting our ability to promote our products and services. Disruptions in our business caused by these events could reduce revenue and adversely affect our business, operating results and financial condition.

The mobile advertising or marketing market may deteriorate or develop more slowly than expected, any of which could harm our business.

If the market for mobile marketing and advertising deteriorates, or develops more slowly than we expect, our business could suffer. Our future success is highly dependent on an increase in the use of mobile communications, the commitment of advertisers and marketers to mobile communications as an advertising and marketing medium, the willingness of our potential clients to outsource their mobile advertising and marketing needs, and our ability to sell our services to advertising agencies and brands. The mobile advertising and marketing market is relatively new and rapidly evolving. As a result, future demand and market acceptance for mobile marketing and advertising is uncertain. Many of our current or potential clients have little or no experience using mobile communications for advertising or marketing purposes and have allocated only a limited portion of their advertising or marketing budgets to mobile communications advertising or marketing, and there is no certainty that they will continue to allocate more funds in the future, if any. Also, we must compete with traditional advertising media, including television, print, radio and outdoor advertising, for a share of our clients' total advertising budgets.

Businesses, including current and potential clients, may find mobile advertising or marketing to be less effective than traditional advertising media or marketing methods or other technologies for promoting their products and services, and therefore the market for mobile marketing and advertising may deteriorate or develop more slowly than expected. These challenges could significantly undermine the commercial viability of mobile advertising and seriously harm our business, operating results and financial condition.

Our earnings may be adversely affected by fluctuations in foreign currency values.

The majority of the value of our revenue transactions is conducted using the euro, while the remaining is conducted using the U.S. dollar and currencies of other countries, and we incur costs in euro, British pound sterling, the U.S. dollar and other local currencies. Changes in the relative value of major currencies, particularly the U.S. dollar, euro and British pound sterling, can significantly affect revenue and our operating results. In 2009, approximately 75% of our revenue was payable in euros and as of September 30, 2010, approximately 72% of our revenue was payable in euros, although we expect this concentration to decrease over time. This will likely result in euros comprising a smaller percentage of our revenue by the end of 2010 as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will positively impact our financial statements as reported in U.S. dollars, and any decline in the value of the dollar compared to the euro will result in foreign currency translation costs incurred by us. Unless the euro materially fluctuates, however, we do not expect fluctuations of the euro to have a material adverse effect on our results of operations or financial condition and the recent devaluation of the euro has not materially adversely impacted our financial results. Our foreign currency transaction gains and losses are charged against earnings in the period incurred. We currently do not enter into foreign exchange forward contracts to hedge certain transactions in major currencies and even if we wished to do so in the future, we may not be able, or it may not be cost-effective, to enter into contracts to hedge our foreign currency exposure.

Our geographically dispersed and historically rapidly growing business involves inherently complex accounting which if we fail to manage efficiently could adversely impact our financial reporting and business.

Since our inception, we have operated campaigns in over 30 countries and we have offices in 8 countries. We must maintain internal accounting systems to quickly and accurately track our financial performance, including our complex revenue transactions. Further, because of the rapid growth of our company, many of our employees who work in the finance function have joined us only relatively recently. If we are unable to efficiently manage our accounting systems, our financial results could be materially misstated which in turn would impact both our financial reporting as well as have adverse reputational effects on our business.

We depend on the services of key personnel to implement our strategy. If we lose the services of our key personnel or are unable to attract and retain other qualified personnel, we may be unable to implement our strategy.

We believe that the future success of our business depends on the services of a number of key management and operating personnel, including Alex Moukas, our chief executive officer, Chris Kaskavelis, our chief operating officer, Sally J. Rau, our chief administrative officer, general counsel and corporate secretary, Menelaos Scouloudis, our chief commercial officer, and Wilson W. Cheung, our chief financial officer. We have at-will employment relationships with all of our management and other employees, and we do not maintain any key-person life insurance policies. Some of these key employees have strong relationships with our customers and our business may be harmed if these employees leave us. The loss of members of our key management and certain other members of our operating personnel could materially adversely affect our business, operating results and financial condition.

In addition, our ability to manage our growth depends, in part, on our ability to identify, hire and retain additional qualified employees, including a technically skilled development and engineering staff. We face intense competition for qualified individuals from numerous technology, marketing and mobile software and service companies. Competition for qualified personnel is particularly intense in many of the large, international metropolitan markets in which we have offices, including for example, London, New York and San Francisco. We require a mix of highly talented engineers as well as individuals in sales and support who are familiar with the marketing and advertising industry. In addition, new hires in sales positions require significant training and may, in some cases, take more than a year before they achieve full productivity. Our recent sales force hires and planned hires may not become as productive as we would like, and we may be unable to hire sufficient numbers of qualified individuals in the future in the markets where we do business. Further, given the rapid pace of our expansion to date, we may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing, creative, operational and managerial requirements, or may be required to pay increased compensation in order to do so. If we are unsuccessful in attracting and retaining these key personnel, our ability to operate our business effectively would be negatively impacted and our business, operating results and financial condition would be adversely affected.

We may need to raise additional capital to grow our business, and we may not be able to raise capital on terms acceptable to us or at all.

The operation of our business and our efforts to grow our business further will require significant cash outlays and commitments. We intend to use a portion of the proceeds that we raise through this equity offering to repay all of our outstanding debt. Without including the expected proceeds from this equity offering, we believe that our existing working capital and borrowings available under our loan agreements will be sufficient to fund our working capital requirements, capital expenditures and operations for at least the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and it is possible that we could utilize our available financial resources sooner than we currently expect. The timing and amount of our cash needs may vary significantly depending on numerous factors, including but not limited to:

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  market acceptance of our mobile marketing and advertising services;

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  the need to adapt to changing technologies and technical requirements;

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  the need to adapt to changing regulations requiring changes to our processes or platform; and

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  the existence of opportunities for expansion.

If our existing working capital, borrowings available under our existing loan agreements and the net proceeds from this offering are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through debt, or other equity financings, to fund our growth. We may not be able to raise cash on terms acceptable to us or at all. Financings, if available, may be on terms that are dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current price of our ordinary shares. The holders of new securities may also receive rights, preferences or privileges that are senior to those of existing holders of our ordinary shares. If new sources of financing are required but are insufficient or unavailable, we would be required to modify our growth and operating plans to the extent of available funding, which could harm our ability to grow our business.

We may not be able to continue to grow through acquisitions of, or investments in, other companies.

Our business has expanded, in part, as a result of acquisitions or investments in other companies. We may continue to acquire or make investments in other complementary businesses, products, services or technologies as a means to grow our business. We cannot assure you that we will be able to identify other suitable acquisitions or investment candidates. Even if we do identify suitable candidates, we cannot assure you that we will be able to make other acquisitions or investments on commercially acceptable terms, if at all. Even if we agree to purchase a company, technology or other assets, we cannot assure you that we will be successful in consummating the purchase. If we are unable to continue to expand through acquisitions, our revenue may decline or fail to grow.

Charges to earnings resulting from acquisitions may adversely affect our operating results.

For any business combination that we consummate, we will recognize the identifiable assets acquired, the liabilities assumed and any non-controlling interest in acquired companies generally at their acquisition date fair values and, in each case, separately from goodwill. Goodwill as of the acquisition date is measured as the excess amount of consideration transferred, which is also generally measured at fair value, and the net of the acquisition date amounts of the identifiable assets acquired and the liabilities assumed. Our estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. Impairment occurs when the carrying amount of a cash generating unit including the goodwill, exceeds the estimated recoverable amount of the cash generating unit. The recoverable amount of a cash generating unit is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the cash generating unit, based upon a discount rate estimated by management. After we complete an acquisition, the following factors could result in material charges and adversely affect our business, operating results and financial condition and may adversely affect our cash flows:

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  costs incurred to combine the operations of companies we acquire, such as employee retention; redeployment or relocation expenses;

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  impairment of goodwill or intangible assets;

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  amortization of intangible assets acquired;

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  a reduction in the useful lives of intangible assets acquired;

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  identification of assumed contingent liabilities after the measurement period (generally up to one year from the acquisition date) has ended;

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  charges to our operating results to eliminate certain duplicative pre-merger activities, to restructure our operations or to reduce our cost structure;

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  charges to our operating results due to changes in deferred tax asset valuation allowances and liabilities related to uncertain tax positions after the measurement period has ended;

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  charges to our operating results resulting from expenses incurred to effect the acquisition; and

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  charges to our operating results due to the expensing of certain equity awards assumed in an acquisition.

Substantially all of these costs will be accounted for as expenses that will decrease our net income and earnings per share for the periods in which those costs are incurred. Charges to our operating results in any given period could differ substantially from other periods based on the timing and size of our future acquisitions and the extent of integration activities.

Our business involves the use, transmission and storage of confidential information, and the failure to properly safeguard such information could result in significant reputational harm and monetary damages.

Our business activities involve the use, transmission and storage of confidential information. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If such unauthorized disclosure or access does occur, we may be required, under existing and proposed laws, to notify persons whose information was disclosed or accessed. We may also be subject to claims of breach of contract for such disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was disclosed. The unauthorized disclosure of information may result in the termination of one or more of our commercial relationships and/or a reduction in customer confidence and usage of our services, which would have a material adverse effect on our business, operating results and financial condition.

Activities of our customers could damage our reputation or give rise to legal claims against us.

Our customers' promotion of their products and services may not comply with federal, state and local laws, including, but not limited to, laws and regulations relating to mobile communications. Failure of our customers to comply with federal, state or local laws or our policies could damage our reputation and adversely affect our business, operating results or financial condition. We cannot predict whether our role in facilitating our customers' marketing activities would expose us to liability under these laws. Any claims made against us could be costly and time-consuming to defend. If we are exposed to this kind of liability, we could be required to pay substantial fines or penalties, redesign our business methods, discontinue some of our services or otherwise expend resources to avoid liability.

We may be held liable to third parties for content in the advertising we deliver on behalf of our customers if the music, artwork, text or other content involved violates the copyright, trademark or other intellectual property rights of such third parties or if the content is defamatory, deceptive or otherwise violates applicable laws or regulations. Any claims or counterclaims could be time consuming, result in costly litigation or divert management's attention.

We operate in an industry with extensive intellectual property litigation. Claims of infringement against us may cause our business, financial condition and operating results to suffer.

Our success depends, in part, upon us and our customers not infringing upon intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. The mobile telecommunications industry generally is characterized by extensive intellectual property litigation. Although our technology is relatively new and our industry is rapidly evolving, many participants that own, or claim to own, intellectual property historically have aggressively asserted their rights. For example, we recently received a letter on behalf of one of our customers notifying us that the customer had received a letter from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customer has alleged that we are obligated to indemnify our customer relating to this matter as the claim allegedly relates to services that we provide to the customer. We are currently investigating the related issues in order to determine how we wish to respond to the matter. We cannot determine with certainty whether this or any other existing or future third party intellectual property rights would require us to alter our technologies, obtain licenses or cease certain activities.

Future litigation may be necessary to defend ourselves or our customers by determining the scope, enforceability and validity of third party proprietary rights or to establish our proprietary rights. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

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  adversely affect our relationships with our current or future customers;

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  cause delays or stoppages in providing our mobile marketing services;

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  divert management's attention and resources;

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  require technology changes to our platform that would cause us to incur substantial cost;

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  subject us to significant liabilities;

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  require us to enter into royalty or licensing agreements on unfavorable terms; and

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  require us to cease certain activities.

In addition to liability for monetary damages against us, which may be trebled and may include attorneys' fees, or, in certain circumstances, our customers, we may be prohibited from developing, commercializing or continuing to provide certain of our mobile marketing services unless we obtain licenses from the holders of the patents or other intellectual property rights. We cannot assure you that we will be able to obtain any such licenses on commercially favorable terms, or at all. If we do not obtain such licenses, our business, operating results and financial condition could be materially adversely affected and we could, for example, be required to cease offering or materially alter our mobile marketing services in some markets.

If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed.

We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. As of September 30, 2010, we did not have any issued patents but have 16 pending U.S. patent applications and three pending foreign patent applications on file. We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our pending patent applications. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.

Monitoring unauthorized use of our intellectual property is difficult and costly. Our efforts to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. Further, we may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. In addition, the laws of many countries, including countries where we conduct business such as China and India, do not protect our proprietary rights to as great an extent as do the laws of European countries and the U.S. Further, the laws in the U.S. and elsewhere change rapidly, and any future changes could adversely affect us and our intellectual property. Any failure by us to meaningfully protect our intellectual property could result in competitors offering products that incorporate our most technologically advanced features, which could seriously reduce demand for our mobile marketing services. In addition, we may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us. In addition, litigation is inherently uncertain, and thus we may not be able to stop our competitors from infringing upon our intellectual property rights.

Software and components that we incorporate into our mobile marketing services may contain errors or defects, which could have an adverse effect on our business.

We use a combination of custom and third party software, including open source software, in building our mobile marketing and advertising platform. Although we test certain software before incorporating it into our platform, we cannot guarantee that all of the third party technology that we incorporate will not contain errors, defects or bugs. We have recently launched Velti mGage, a new integrated platform, and we cannot guarantee it is free from errors, defects or bugs. If errors or defects occur in products and services that we utilize in our mobile marketing and advertising platform, it could result in damage to our reputation, lost revenue and diverted development resources.

Our use of open source software could limit our ability to provide our platform to our customers.

We have incorporated open source software into our platform. Although we closely monitor our use of open source software, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide our platform to our customers. In that event, we could be required to seek licenses from third parties in order to continue offering our platform, to re-engineer our platform or discontinue use of portions of the functionality provided by our platform, any of which could have a material adverse effect on our business, operating results or financial condition.

We use data centers to deliver our platform and services. Any disruption of service at these facilities could harm our business.

We host our services and serve all of our customers from seven data center facilities located around the world, including two in the U.K., and one in each of California, Texas, Greece, India and China. We do not control the operations at these third party facilities. All of these facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, terrorist attacks, power losses, telecommunications failures and similar events. They also could be subject to break-ins, computer viruses, denial of service attacks, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the third party facilities without adequate notice or other unanticipated problems could result in lengthy interruptions in our services. Although we maintain off-site tape backups of our customers' data, we do not currently operate or maintain a backup data center for any of our services, which increases our vulnerability to interruptions or delays in our service. Interruptions in our services might harm our reputation, reduce our revenue, cause us to incur financial penalties, subject us to potential liability and cause customers to terminate their contracts.

We may have exposure to greater than anticipated tax liabilities.

Our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated in jurisdictions where we have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities or changes in tax laws, regulations, accounting principles or interpretations thereof. For example, the Bailiwick of Jersey, our jurisdiction of organization, is currently conducting a review of its corporate tax regime in light of suggestions of some European Union member states that Jersey's corporate tax regime may be in conflict with the spirit of the European Union Code of Conduct on Business Taxation. While it is anticipated that any change in the Jersey corporate tax regime would not affect us due to our tax residency in Ireland, we cannot assure you that we would not be impacted by changes in Jersey tax laws and that such changes would not materially impact our effective tax rates. In addition, there is a risk that amounts paid or received under arrangements between our various international subsidiaries in the past and/or the future could be deemed for transfer tax purposes to be lower or higher than we previously recognized or expected to recognize. Our determination of our tax liability is always subject to review by applicable tax authorities. Any adverse outcome of such a review could have a negative effect on our operating results and financial condition. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The crisis in the financial and credit markets in the U.S., Europe and Asia has led to a global economic slowdown, with the economies of the U.S. and Europe showing significant signs of weakness. If the U.S., European or Asian economies weaken further or fail to improve, our customers may reduce or postpone their marketing and advertising spending significantly, which would materially adversely affect our business, operating results and financial condition.

Several credit rating agencies in recent months have downgraded the credit rating of Greek government debt, prompting additional investor concerns with respect to macro-economic issues. Were the Greek economy to be impacted by an economic crisis similar to those experienced in, for example, Iceland or Dubai, the ability of our business to have access to an efficient banking and financial system may be impaired. In addition, our ability to continue to receive grants under the EU programs administered by the Government of Greece to aid our technology development efforts could be jeopardized, which could materially adversely affect our business, operating results and financial condition.

Risks Related to the Mobile Communications Industry

Changes in the wireless communications industry may adversely affect our business.

The wireless communications industry may experience significant growth and change which could adversely affect our business. Technologies such as 4G mobile broadband, Wi-Fi, worldwide interoperability for microwave access, or WiMAX, and voice over Internet protocol, or VOIP, are challenging existing wireless communication technologies. We believe we will be able to adapt to future technologies changes; however, in order to do so, we may require significant additional investment in order to keep pace with such technological innovation. This could have an adverse effect on our business, operating results and financial condition.

Changes in government regulation of the wireless communications industry may adversely affect our business.

Depending on the products and services that they offer, mobile data service providers are or may be subject to regulations and laws applicable to providers of mobile, Internet and VOIP services both domestically and internationally. In addition, the application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, billing, real estate, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, television and intellectual property ownership and infringement to wireless industry providers and platforms in many instances is unclear or unsettled. Further, the application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear.

It is possible that a number of laws and regulations may be adopted in the countries where we operate that may be inconsistent and that could restrict the wireless communications industry, including laws and regulations regarding lawful interception of personal data, taxation, content suitability, content marketing and advertising, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic storage of personal information may prompt calls for more stringent consumer protection laws that may impose additional burdens, including costs on companies such as ours that store personal information. We anticipate that regulation of our industry will increase and that we will be required to devote legal and other resources to address this regulation. Changes in current laws or regulations or the imposition of new laws and regulations regarding the media and wireless communications industries may lessen the growth of wireless communications services and may materially reduce our ability to increase or maintain sales of our mobile marketing services. We may incur substantial liabilities for expenses necessary to investigate or defend such litigation or to comply with these laws and regulations, as well as potential substantial penalties for any failure to comply. Compliance with these laws and regulations may also cause us to change or limit our business practices in a manner adverse to our business.

We could be adversely affected if domestic or international legislation or regulations are expanded to require changes in our business practices or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business. For example, the USA PATRIOT Act provides certain rights to U.S. law enforcement authorities to obtain personal information in the control of U.S. persons and entities without notifying the affected individuals. If we are required to allocate significant resources to modify our mobile marketing and advertising platform to enable enhanced legal interception of the personal information that we transmit and store, our business, operating results and financial condition may be adversely affected. The U.S. Congress, the Federal Communications Commission and the Federal Trade Commission are presently examining the role of legislation, regulations and/or industry codes of conduct in controlling, or perhaps limiting, the collection and use of data. Changes in these standards could require us or our customers to adapt our business practices. Because many of the proposed laws or regulations are in early stages, we cannot yet determine the impact that these regulations may have on our business over time. We cannot assure you our practice with respect to these matters will be found sufficient to protect us from liability or adverse publicity in this area.

In addition, because various foreign jurisdictions have different laws and regulations concerning the storage and transmission of personal information, we may face unknown requirements that pose compliance challenges in new international markets that we seek to enter. Such variation could subject us to costs, liabilities or negative publicity that could impair our ability to expand our operations into some countries and therefore limit our future growth.

A number of studies have examined the health effects of mobile device use, and the results of some of the studies have been interpreted as evidence that mobile device use causes adverse health effects. The establishment of a link between the use of mobile devices and health problems, or any media reports suggesting such a link, could increase government regulation of, and reduce demand for, mobile devices and, accordingly, the demand for our mobile marketing services, which could harm our business, operating results and financial condition.

The gathering, transmission, storage and sharing or use of personal information could give rise to liabilities or additional costs of operation as a result of governmental regulation, legal requirements, civil actions or differing views of personal privacy rights.

We transmit and store a large volume of personal information in the course of providing our services. Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we receive from our customers and their users. Any failure, or perceived failure, by us to comply with U.S. federal, state, or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business, operating results and financial condition. Additionally, we may also be contractually liable to indemnify and hold harmless our customers from the costs or consequences of inadvertent or unauthorized disclosure of their customers' personal data which we store or handle as part of providing our services.

The interpretation and application of privacy, data protection and data retention laws and regulations are currently unsettled in the U.S. and internationally, particularly with regard to location-based services, use of customer data to target advertisements and communication with consumers via mobile devices. Such laws may be interpreted and applied inconsistently from country to country and inconsistently with our current data protection policies and practices. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business, operating results or financial condition.

As privacy and data protection have become more sensitive issues, we may also become exposed to potential liabilities as a result of differing views on the privacy of personal information. These and other privacy concerns, including security breaches, could adversely impact our business, operating results and financial condition.

In the U.S., we have voluntarily agreed to comply with wireless carrier technological and other requirements for access to their customers' mobile devices, and also trade association guidelines and codes of conduct addressing the provision of location-based services, delivery of promotional content to mobile devices and tracking of users or devices for the purpose of delivering targeted advertising. We could be adversely affected by changes to these requirements, guidelines and codes, including in ways that are inconsistent with our practices or in conflict with the rules or guidelines in other jurisdictions.

Risks Related to the Offering and Our Ordinary Shares

There has been no prior public market in the U.S. for our ordinary shares, the trading price of our ordinary shares is likely to be volatile, and you might not be able to sell your shares at or above the initial public offering price.

There has been no public market in the U.S. for our ordinary shares prior to this offering. Since 2006, our ordinary shares have been listed for trading on AIM. The per share price of our ordinary shares on AIM has been highly volatile. For example the highest price that our ordinary shares traded in the quarter ended December 31, 2010 was £6.16 and the lowest price was £4.675. Investors who purchase our ordinary shares in this offering may not be able to sell their ordinary shares at or above the initial public offering price. Market prices for companies similar to us experience significant price and volume fluctuations.

An active or liquid U.S. market in our ordinary shares may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The initial public offering price for our ordinary shares will be determined through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of the ordinary shares after the offering. This initial public offering price will vary from the market price of our ordinary shares after the offering. As a result of these and other factors, you may be unable to resell your ordinary shares at or above the initial public offering price.

The following factors, in addition to other risks described in this prospectus, may have a significant effect on the market price of our ordinary shares:

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  variations in our operating results;

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  actual or anticipated changes in the estimates of our operating results or changes in stock market analyst recommendations regarding our ordinary shares, other comparable companies or our industry generally;

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  macro-economic conditions in the numerous countries in which we do business;

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  foreign currency exchange fluctuations and the denominations in which we conduct business and hold our cash reserves;

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  market conditions in our industry, the industries of our customers and the economy as a whole;

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  actual or expected changes in our growth rates or our competitors' growth rates;

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  changes in the market valuation of similar companies;

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  trading volume of our ordinary shares;

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  sales of our ordinary shares by us or our shareholders; and

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  adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our ordinary shares could decline for reasons unrelated to our business, financial condition or operating results. The trading price of our ordinary shares might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our ordinary shares. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Beneficial holders of ordinary shares through the Depository Trust Company will not be legal shareholders of Velti and therefore will have no direct rights as shareholders and must act through their participating broker to exercise those rights. As a result of this restriction, we are unable to comply with NASDAQ's Direct Registration Program.

Under the laws of Jersey, only holders of ordinary shares in the U.K.'s CREST electronic system or holders of shares in certificated form may be recorded in our share register as legal shareholders. The underwriters have designated that Cede & Co., as nominee for the Depository Trust Company, or DTC, will hold the ordinary shares in this offering on behalf of, and as nominee for, investors who purchase ordinary shares. Velti and DTC have no contractual relationship. Investors who purchase the ordinary shares (although recorded as owners within the DTC system) are legally considered holders of beneficial interests in those shares only and will have no direct rights against Velti. Investors who purchase ordinary shares in this offering must look solely to their participating brokerage in the DTC system for payment of dividends, the exercise of voting rights attaching to the ordinary shares and for all other rights arising with respect to the ordinary shares.

Under our Articles of Association, the minimum notice period required to convene a general meeting is 14 full days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares from the DTC system to allow you to directly cast your vote with respect to any specific matter. In addition, a participating DTC brokerage firm may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We cannot assure you that you will receive voting materials in time to ensure that you can instruct your participating DTC brokerage, or its designee, to vote your shares. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, if you hold your shares indirectly through the DTC system, you will not be able to call a shareholder meeting.

As a result of Jersey law restrictions described above, we are unable to comply with NASDAQ's Direct Registration Program requirements. NASDAQ Listing Rule 5210(c) requires that all securities listed on NASDAQ (except securities which are book-entry only) must be eligible for a Direct Registration Program operated by a clearing agency registered under Section 17A of the Exchange Act; provided, however, that a foreign private issuer may follow its home country practice in lieu of this requirement if prohibited from complying by a law or regulation in its home country. As noted above, we are unable to comply with this requirement, and will follow our home country requirements providing that only holders of ordinary shares in the CREST electronic system or holders of shares in certificated form will be recorded in our share register.

Future equity issuances or sales of our ordinary shares in the public market could cause our share price to decline.

If we issue equity securities in the future or if our shareholders sell a substantial number of our ordinary shares in the public market after this offering, or if there is a perception that these sales or issuances might occur, the market price of our ordinary shares could decline. Based on the number of ordinary shares outstanding as of December 31, 2010, upon the closing of this offering, and assuming no outstanding options are exercised prior to the closing of this offering, we will have 49,393,092 ordinary shares outstanding. All of the ordinary shares sold in this offering, both the 11,092,300 ordinary shares issued directly by us and the 1,425,708 ordinary shares that were previously issued and are being sold by selling shareholders, will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares purchased by our affiliates as such term is defined in Rule 144 under the Securities Act. The remaining 36,875,084 million ordinary shares owned by our existing shareholders will be restricted securities within the meaning of Rule 144 under the Securities Act but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. Upon listing of our ordinary shares for trading on The NASDAQ Global Market, shareholders who are not "affiliates" as such term is defined under Rule 144 and who have held their ordinary shares for more than one year may trade their ordinary shares on The NASDAQ Global Market. We, our officers, directors and certain key employees have entered into "lock-up" agreements with the underwriters that provide, subject to specified exceptions, that neither we nor they will sell any shares or engage in any hedging transactions for 180 days after the date of this prospectus. Following the expiration of the lock-up period, all of these ordinary shares will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. Jefferies & Company, Inc. may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See "Shares Eligible for Future Sale" for a discussion of the ordinary shares that may be sold into the public market in the future.

Prior to the consummation of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register our ordinary shares for issuance under our share incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements, if applicable, described above.

In addition, we may issue ordinary shares, or other securities, from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of ordinary shares, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant, causing further downward pressure on our share price.

Upon the completion of this offering, our ordinary shares will for a time be listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move shares for trading between such markets.

Our ordinary shares are already listed and traded on AIM and will now be additionally listed and traded on The NASDAQ Global Market. However, our shareholders have approved a resolution authorizing us to delist our ordinary shares from AIM at any time after 90 days following the completion of this offering. While our shares are traded on both markets, price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange and the volumes of shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders. Shareholders on AIM may seek to sell their shares on NASDAQ as the date for our delisting on AIM draws near, causing the trading price of our ordinary shares on NASDAQ to decline. If we are unable to continue to meet the regulatory requirements for listing on NASDAQ, we may lose our listing on NASDAQ, which could further impair the liquidity of our shares.

Our executive officers, directors and principal shareholders will continue to have substantial control over us after this offering and will be able to exercise significant influence over matters subject to shareholder approval.

Our executive officers and directors, together with their respective affiliates, beneficially owned approximately 31% of our outstanding shares as of December 31, 2010, and we expect that upon completion of this offering, that same group will beneficially own at least 22.9% of the combined total of our outstanding ordinary shares, on a fully-diluted basis, assuming no exercise of the underwriters' over-allotment option. Accordingly, these shareholders, if they act together, will be able to exercise influence over all matters requiring shareholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentration of ownership could have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have a material adverse effect on the market value of our ordinary shares. For information regarding the ownership of our outstanding ordinary shares by our executive officers and directors and their affiliates, please see the section entitled "Principal and Selling Shareholders."

As a new investor, you will experience substantial dilution as a result of this offering.

The public offering price per ordinary share will be substantially higher than the net tangible book value per ordinary share prior to the offering. Consequently, if you purchase ordinary shares in this offering at an assumed public offering price of $10.00, you will incur immediate dilution of $8.87 per ordinary share as of September 30, 2010. For further information regarding the dilution of our ordinary shares, please see the section entitled "Dilution." In addition, you may experience further dilution to the extent that additional shares are issued upon exercise of outstanding options. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise their over-allotment option, you will experience additional dilution.

Our ordinary shares are issued under the laws of Jersey, which may not provide the level of legal certainty and transparency afforded by incorporation in a U.S. state.

We are organized under the laws of the Bailiwick of Jersey, a British crown dependency that is an island located off the coast of Normandy, France. Jersey is not a member of the EU. Jersey legislation regarding companies is largely based on English corporate law principles. A further summary of applicable Jersey company law is contained in this prospectus. However, there can be no assurance that Jersey law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the U.S., which could adversely affect the rights of investors.

A change in our tax residence could have a negative effect on our future profitability.

Although we are organized under the laws of Jersey, our directors seek to ensure that our affairs are conducted in such a manner that we are resident in Ireland for Irish and Jersey tax purposes. It is possible that in the future, whether as a result of a change in law or the practice of any relevant tax authority or as a result of any change in the conduct of our affairs following a review by our directors or for any other reason, we could become, or be regarded as having become, a resident in a jurisdiction other than Ireland. Should we cease to be an Irish tax resident, we may be subject to a charge to Irish capital gains tax on our assets and to unexpected tax charges in other jurisdictions on our income or net profit. Similarly, if the tax residency of any of our subsidiaries were to change from their current jurisdiction for any of the reasons listed above, we may be subject to a charge to local capital gains tax on the assets.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2011.

In the future, we would lose our foreign private issuer status if a majority of our shareholders and a majority of our directors or management are U.S. citizens or residents. If we were to lose our foreign private issuer status, we would have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We would also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, or SEC, which are more detailed and extensive than the forms available to a foreign private issuer. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs.

U.S. Holders of our ordinary shares could be subject to material adverse tax consequences if we are considered a Passive Foreign Investment Company (or PFIC) for U.S. federal income tax purposes.

There is a risk that we will be classified as a PFIC for U.S. federal income tax purposes. Our status as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ordinary shares and may cause a reduction in the value of such shares. For U.S. federal income tax purposes, "U.S. Holders" include individuals and various entities. For information on the U.S. federal tax implications on U.S. Holders, see the section entitled "Taxation." A corporation is classified as a PFIC for any taxable year in which (i) at least 75% of our gross income is passive income or (ii) at least 50% of the average value of all our assets produces or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties and rents that are not derived in the active conduct of a trade or business. Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in 2009 or in 2010, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. The U.S. Internal Revenue Service or a U.S. court could determine that we are a PFIC in any of these years. If we were classified as a PFIC, U.S. Holders of our ordinary shares could be subject to greater U.S. income tax liability than might otherwise apply, imposition of U.S. income tax in advance of when tax would otherwise apply and detailed tax filing requirements that would not otherwise apply. The PFIC rules are complex and a U.S. holder of our ordinary shares is urged to consult its own tax advisors regarding the possible application of the PFIC rules to it in its particular circumstances.

U.S. shareholders may not be able to enforce civil liabilities against us.

A number of our directors and executive officers and a number of directors of each of our subsidiaries are not residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, it may not be possible for investors to effect service of process within the U.S. upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the U.S. We have been advised by our Jersey solicitors that there is doubt as to the enforceability in Jersey of original actions, or in actions for enforcement of judgments of U.S. courts, of civil liabilities to the extent predicated upon the federal and state securities laws of the U.S.

Our management will have broad discretion over the use and investment of the net proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use and investment of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these net proceeds. Our management intends to use the net proceeds from this offering to repay all of our outstanding indebtedness and to use the remaining net proceeds for general corporate purposes and working capital, including funding our strategic plan for global expansion and making further investments in our technology solutions. We may also use a portion of the net proceeds to acquire other businesses, products or technologies. We do not, however, have any agreements or commitments for any specific acquisitions. Pending these uses, we intend to invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

We will incur significant increased costs as a result of operating as a company whose shares are publicly traded in the U.S., and our management will be required to devote substantial time to new compliance initiatives.

As a company whose shares will be publicly traded in the U.S., we will incur significant legal, accounting and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, and the rules of the SEC and The NASDAQ Global Market, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired and investors' views of us could be harmed.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2012. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our ordinary shares could decline and we could be subject to sanctions or investigations by NASDAQ, the SEC, or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. Moreover, we cannot be certain that these measures would ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we were to conclude, and our auditors were to concur, that our internal control over financial reporting provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. This, in turn, could have an adverse impact on trading prices for our ordinary shares, and could adversely affect our ability to access the capital markets.

We have never declared or paid dividends on our shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our shares. We currently intend to retain all available funds and any future earnings to support the operation of and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if our share price appreciates.

Forward-Looking Statements and Market Data

This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "should," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward-looking statements, to differ.

The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under "Risk Factors" and elsewhere in this prospectus, including, among other things, our ability to:

  •
  manage evolving pricing models in our business, which are primarily based on software as a service;

  •
  keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

  •
  resolve the material weaknesses in our internal control over financial reporting;

  •
  achieve the anticipated benefits of our acquisitions;

  •
  continue our global business while expanding into new geographic regions;

  •
  benefit from expected growth in general in the market for mobile marketing and advertising services;

  •
  retain existing customers and attract new ones;

  •
  protect our intellectual property rights; and

  •
  comply with new and modified regulations in the jurisdictions in which we conduct business.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.

You should not rely upon forward-looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or otherwise.

Market data and industry statistics used throughout this prospectus are based on independent industry publications and other publicly available information. We believe these sources of information are reliable and that the information fairly and reasonably characterizes our industry. Although we take responsibility for compiling and extracting the data, we have not independently verified this information.

Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, commissions, and the estimated offering expenses payable by us, will be approximately $97.7 million, assuming an initial offering price of $10.00 per ordinary share. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ordinary share, would increase (decrease) the net proceeds from this offering by $10.3 million, assuming no exercise of the underwriters' over-allotment option and no other change to the number of ordinary shares offered as set forth on the cover page of this prospectus. An increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) the net proceeds to us by $9.3 million. If the underwriters' over-allotment option is exercised in full, we estimate we will receive net proceeds of $110.8 million.

We intend to use a portion of the net proceeds from this offering to repay certain short-term financings and long-term debt, totaling $53.5 million.

Short-term financings:

Lender	Total Facility	Amount Outstanding as of September 30, 2010	Loan Term	Interest Rate
	(in thousands) (unaudited)
Thor Luxembourg	$3,740	$3,740	May 31, 2011	8.5% per annum
Thor Luxembourg	5,000	5,000	April 30, 2011	10% per annum
Unicredit Hypo-und Vereinsbank AG	5,440	3,808	June 30, 2011	3 month Euribor + 3.5%
HSBC Bank plc	1,088	—	Weekly renewal	1 week Euribor + 2.75%
Alpha Bank	2,720	2,588	*	3 month Euribor + 3.8%
EFG — Eurobank Ergasias	1,496	686	*	8.50%
Emporiki Bank	1,360	907	*	3 month Euribor + 4%
National Bank of Greece	680	163	*	6 month Euribor + 3%
National Bank of Greece	68	68	*	6 month Euribor + 4%
Bank of Cyprus	816	833	*	8.35%
Piraeus Bank of Cyprus	75	—	*	2.5%
Piraeus Bank	95	98	*	7.9%
Hellenic Bank	476	156	*	6 month Euribor + 3%
ATE Bank	3,808	3,606	*	3 month Euribor + 3.5%
HBDIC	20	31	*	6.00%
Bulbank	139	139	*	11.75%
Probank	748	258	April 30, 2011	3 month Euribor + 5%
Proton Bank	4,352	4,112	*	3 month Euribor + 5.5%
Thor Luxembourg	10,000	10,000	April 30, 2011	0% to June 30, 2010; 2.5% per month thereafter, up to a maximum of 15% per annum
Individual Lenders	4,416	4,416	February 18, 2010 to July 31, 2011	3 month Euribor + 1% to 20% per annum

	$46,537	$40,609

*
This is a revolving or working capital credit facility that is typically renewable annually.

Long-term debts:

Lender	Total Facility	Amount Outstanding as of September 30, 2010	Loan Term	Interest Rate
	(in thousands) (unaudited)
Thor Luxembourg	$10,000	$10,000	September 30, 2011	15% per annum
HSBC Bank plc	2,040	2,040	February 28, 2011	3 month Euribor + 3%
EFG — Eurobank Ergasias	408	408	April 1, 2013	6 month Euribor + 2%
Black Sea Trade and Development Bank	20,402	13,601	September 2015 and October 2015	3 month Euribor + 6%
Western Technology Investment	442	442	July 1, 2012 and October 1, 2012	14.5%

	$33,292	$26,491

Of the outstanding short-term financings and long-term debt described above that will be repaid with the proceeds of this offering, the facilities with Thor Luxembourg S.à.r.l, the term loans with Piraeus Bank and the revolving or working capital facilities identified in the tables above include proceeds that were incurred by us in the 12 months ended December 31, 2009 or during the nine months ended September 30, 2010. During 2009, our proceeds from borrowings and debt financings were approximately $33.7 million, and our repayment of borrowings was approximately $10.0 million. In addition, during the nine months ended September 30, 2010, we continued to repay and draw down on our revolving and working capital facilities identified in the table above, and generated proceeds from borrowings and debt financings during the period of $28.9 million and repaid borrowings in the amount of $3.6 million. All of the proceeds from our borrowings and debt financings were used for working capital and development of our technology platform. In August 2010 we entered into a new term loan facility of €15.0 million (approximately $21.5 million), which we do not expect to repay from the proceeds of this offering.

On September 30, 2010, we acquired Mobclix, Inc., a California-based targeted mobile ad exchange and paid approximately $1.1 million and issued 150,220 shares to the former stockholders and certain creditors of Mobclix, Inc. at closing to fund the upfront purchase price and acquired liabilities of Mobclix. In addition, we have agreed to pay a deferred purchase price of $8.5 million no later than March 1, 2011. In connection with this acquisition, we have agreed to provide working capital support to Mobclix of $5.0 million through the period ended December 31, 2011 as well as $0.7 million in additional employee bonuses. We expect to fund each of these from the proceeds of this offering. For further information concerning our Mobclix acquisition see Note 7 to notes to consolidated financial statements.

We intend to use the remaining net proceeds for general corporate purposes and working capital including funding our strategic plan for global expansion and making further investments in our technology solutions, including our recently introduced Velti mGage platform. We may also use a portion of the net proceeds from the offering to acquire other businesses, products or technologies. We do not, however, have commitments for any specific acquisitions at this time.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment grade securities.

 Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any dividends on our ordinary shares in the foreseeable future. We currently intend to retain our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to restrictions under Jersey law. Any payment of dividends would be subject to the Companies (Jersey) Law 1991, as amended, which requires that all dividends be approved by our board of directors. Moreover, under Jersey law, we may pay dividends on our shares only after our board of directors has determined that we are able to pay our debts as they become due and will continue to be able to do so for a 12 month period, determined in accordance with the Companies (Jersey) Law 1991, as amended and pursuant to applicable accounting regulations. See "Description of Share Capital."

Capitalization

The following table sets forth our current portion of long-term debt and capitalization as of September 30, 2010:

  •
  on an actual basis; and

  •
  on a pro forma basis, to reflect (i) the issuance of 11,092,300 ordinary shares offered hereby assuming an initial public offering price of $10.00 per ordinary share, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, and (ii) the application of proceeds from this offering to repay $53.5 million of our outstanding indebtedness.

You should read this table together with our combined financial statements and the related notes and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2010
	Actual	Pro Forma(2)
	(unaudited)
	(in thousands, except per share amounts)
Current portion of long-term debt and short-term financings	$51,831	—

Long-term debt	$14,273	$13,601

Share capital(1)	3,396	4,267
Additional paid-in capital	49,573	146,447
Accumulated deficit	(21,347)	(22,343)
Accumulated other comprehensive income (loss)	3,251	3,251

Total Velti shareholders' equity	34,873	131,622
Non-controlling interests	205	205

Total shareholders' equity	35,078	131,827

Total capitalization	$49,351	$145,428

(1)
Ordinary shares, £0.05 nominal (par) value, 100,000,000 shares authorized, 38,291,653 shares issued and outstanding actual; and 49,383,953 issued and outstanding pro forma.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ordinary share would increase (decrease) each of pro forma additional paid-in capital, total Velti shareholders' equity, total shareholders' equity and total capitalization by $10.3 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. An increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase pro forma share capital and additional paid-in capital, total Velti shareholders' equity, total shareholders' equity and total capitalization by approximately $9.3 million.

The number of our ordinary shares that will be issued and outstanding immediately after this offering is based on 38,291,653 ordinary shares outstanding as of September 30, 2010, and excludes:

  •
  3,481,635 ordinary shares issuable upon the exercise of share options outstanding at a weighted average exercise price of £3.30; and

  •
  2,085,310 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions.

As of June 30, 2010, we had exceeded the aggregate authorized number of shares available for grant under our equity incentive plans by 1,618,053 shares. On July 30, 2010, our shareholders approved an increase in the aggregate authorized number of shares available for grant under equity incentive plans and immediately thereafter we had 598,038 shares available for grant. As of December 31, 2010, we had 208,653 shares available for grant under our share incentive plans.

 Dilution

If you invest in our ordinary shares, your ownership interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering.

Our historical net tangible book value as of September 30, 2010 was $(32.5) million, or $(0.85) per ordinary share. Net tangible book value per ordinary share represents the amount of total tangible assets minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share.

After giving effect to the issuance and sale of 11,092,300 ordinary shares offered in this offering at an assumed initial public offering price of $10.00 per ordinary share, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us, our adjusted net tangible book value would have been $1.13 per ordinary share as of September 30, 2010. This represents an immediate increase in net tangible book value of $1.98 per ordinary share to existing shareholders and an immediate dilution in net tangible book value of $8.87 per ordinary share to investors in this offering, as illustrated in the following table.

Assumed initial public offering price per ordinary share		$10.00

Historical net tangible book value per ordinary share as of September 30, 2010	$(0.85)
Increase in net tangible book value per ordinary share attributable to this offering	1.98

Adjusted net tangible book value per ordinary share after giving effect to this offering		1.13

Dilution per ordinary share to investors in this offering		$8.87

A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per ordinary share would increase (decrease) our adjusted net tangible book value after giving effect to the offering by $10.3 million, or approximately $0.21 per ordinary share, and the dilution per ordinary share to investors in this offering by approximately $0.79 per ordinary share, assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other expenses of the offering. An increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) our adjusted net tangible book value after giving effect to the offering by $9.3 million, or approximately $0.15 per ordinary share, and the dilution per ordinary share to investors in this offering by approximately $(0.15) per ordinary share. The adjusted information discussed above is illustrative only. Our net tangible book value following the completion of the offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full in this offering, our adjusted net tangible book value per ordinary share will be $1.33 representing an immediate increase in net tangible book value per share attributable to this offering of $2.18 per share to our existing investors and an immediate dilution per share to new investors in this offering of $8.67 per ordinary share. The following table summarizes, on a pro forma basis, the differences as of September 30, 2010 between our existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid. The total number of our ordinary shares does not include any ordinary shares issuable pursuant to the exercise of the over-allotment option granted to the underwriters.

	Ordinary Shares Purchased		Total Consideration
					Average Price Per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	38,291,653	78%	$43,507,000	31%	$1.14
New investors	11,092,300	22%	$97,744,505	69%	$8.81

Total	49,383,953	100%	$141,251,505	100%	$2.86

A $1.00 increase (decrease) in the assumed initial public offering price of $10 per ordinary share would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ordinary share paid by all shareholders by $10.3 million, $10.3 million and $0.21, respectively, assuming no change in the number of ordinary shares sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses at the offering. An increase (decrease) of 1.0 million ordinary shares offered by us would increase (decrease) the total consideration paid to us by new investors and total consideration paid to us by all shareholders by $9.3 million. If the underwriters exercise their over-allotment option in full, our existing shareholders would own approximately 75% and our new investors would own approximately 25% of the total number of shares of our ordinary shares on an as-converted basis outstanding after this offering.

The table above excludes, as of September 30, 2010:

  •
  3,481,635 ordinary shares issuable upon the exercise of share options outstanding at a weighted average exercise price of £3.30; and

  •
  2,085,310 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions.

As of June 30, 2010, we had exceeded the aggregate authorized number of shares available for grant under our equity incentive plans by 1,618,053 shares. On July 30, 2010, our shareholders approved an increase in the aggregate authorized number of shares available for grant under equity incentive plans and immediately thereafter we had 598,038 shares available for grant. As of December 31, 2010, we had 208,653 shares available for grant under our share incentive plans.

If all of these options had been exercised on September 30, 2010, our net tangible book value would have been approximately $(14.3) million, or $(0.33) per ordinary share, and the dilution in net tangible book value to new investors would have been $8.55 per ordinary share.

Selected Historical Consolidated Financial Data

We have derived the consolidated statement of operations data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the nine months ended September 30, 2010 and 2009, and for the years ended December 31, 2006 and 2005 and the balance sheet data as of September 30, 2010, December 31, 2007, 2006 and 2005 from our unaudited consolidated financial statements, which are not included in this prospectus. The unaudited information was prepared on a basis consistent with that used in preparing our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of our financial position, results of operations and cash flows for the unaudited periods.

Our historical results are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(unaudited)					(unaudited)
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Revenue	$58,782	$24,166	$89,965	$62,032	$16,394	$11,933	$6,080
Costs and expenses:
Third-party costs	18,080	10,980	27,620	32,860	2,437	1,450	720
Datacenter and direct project costs	4,370	3,117	4,908	8,660	2,863	1,306	748
General and administrative expenses	15,162	10,413	17,387	6,660	4,075	1,988	1,273
Sales and marketing expenses	17,131	10,991	15,919	8,245	5,812	2,314	601
Research and development expenses	4,639	2,585	3,484	1,884	1,662	735	357
Depreciation and amortization	8,096	7,180	9,394	4,231	3,013	1,441	675

Total costs and expenses	67,478	45,266	78,712	62,540	19,862	9,234	4,374

Income (loss) from operations	(8,696)	(21,100)	11,253	(508)	(3,468)	2,699	1,706
Interest expense, net	(5,193)	(1,319)	(2,370)	(1,155)	(338)	(250)	(351)
Income (loss) from foreign currency transactions	(1,052)	(433)	14	(1,665)	(154)	38	—
Other expenses	—	—	—	(495)	—	—	—

Income (loss) before income taxes, equity method investments and non-controlling interest	(14,941)	(22,852)	8,897	(3,823)	(3,960)	2,487	1,355
Income tax (expense) benefit	(670)	1,053	(410)	26	198	(458)	(443)
Loss from equity method investments	(2,107)	(1,449)	(2,223)	(2,456)	(656)	(136)	(8)

Net income (loss)	(17,718)	(23,248)	6,264	(6,253)	(4,418)	1,893	904
Loss attributable to non-controlling interest	(60)	(14)	(191)	(123)	(224)	(147)	—

Net income (loss) attributable to Velti	$(17,658)	$(23,234)	$6,455	$(6,130)	$(4,194)	$2,040	$904

Net income (loss) per share attributable to Velti(1):
Basic	$(0.47)	$(0.67)	$0.18	$(0.18)	$(0.14)	$0.08	$0.05

Diluted	$(0.47)	$(0.67)	$0.17	$(0.18)	$(0.14)	$0.08	$0.05

Weighted average number of shares outstanding for use in computing:
Basic net income per share(1)	37,792	34,629	35,367	33,478	29,751	25,721	19,091

Diluted net income per share	37,792	34,629	37,627	33,478	29,751	26,480	19,091

Pro forma net income (loss) per share attributable to Velti(1) (unaudited):
Basic	$(0.25)		$0.19

Diluted	$(0.25)		$0.18

Weighted average number of shares outstanding in computing (unaudited):
Pro forma basic net income (loss) per share	48,884		46,459

Pro forma diluted net income (loss) per share	48,884		48,719

(1)
See Note 19 to our consolidated financial statements on page F-55 and F-56 for an explanation of the method used to calculate basic and diluted net income (loss) per share, and pro forma basic and diluted not income per share.

		As of December 31,
	As of September 30, 2010
		2009	2008	2007	2006	2005
	(unaudited)			(unaudited)
	(in thousands)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$18,787	$19,655	$14,321	$16,616	$7,743	$2,922
Working capital	(8,833)	22,847	6,875	23,284	12,335	1,363
Total assets	181,978	122,058	72,474	49,786	29,152	9,514
Total debt	66,104	38,861	17,420	2,505	2,416	5,184
Total shareholders' equity	35,078	46,936	30,179	34,135	20,540	1,143

Unaudited Pro Forma Condensed Consolidated
Financial Information

The following unaudited pro forma condensed consolidated financial statements give effect to our acquisition of Ad Infuse, Inc., or Ad Infuse, a leader in personalized mobile advertising based in San Francisco, California, completed on May 8, 2009. We paid an aggregate of approximately $3.6 million for Ad Infuse, which had net sales of $1.3 million in 2008. After the acquisition, Ad Infuse became a wholly-owned subsidiary of Velti plc. The acquisition was accounted for under the purchase method of accounting applying the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial statements, and, accordingly, the net assets acquired have been recorded at their fair values.

The unaudited pro forma condensed consolidated income statements were based on the historical audited income statements of Velti plc and Ad Infuse. The unaudited pro forma condensed consolidated income statements give effect to our acquisition of Ad Infuse as if it had been completed on January 1, 2009. Ad Infuse's statement of operations data for the year ended December 31, 2009 represented their results of operations from January 1, 2009 through May 8, 2009, the date of acquisition. The financial results of Ad Infuse from the date of acquisition through December 31, 2009 were consolidated and included in Velti plc's audited consolidated financial statements for the year ended December 31, 2009.

The unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the results of operations that would have been realized if the acquisition had been completed on the dates indicated, nor is it indicative of our future operating results. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable. You should not rely on the unaudited pro forma income statement for the year ended December 31, 2009 as being indicative of the results of operations that would have been achieved had the business combination been consummated as of January 1, 2009. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our historical consolidated financial statements and accompanying notes, the historical audited financial statements of Ad Infuse and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only.

The pro forma adjustments primarily relate to interest income and interest expense, as well as amortization of acquired intangible assets, as if the business combination had been consummated as of January 1, 2009, assuming that the acquired intangible assets existed as of that date and the effect that the combination had on cash and debt occurred on that date. The actual consolidated results of operations may differ significantly from the pro forma amounts reflected below.

Unaudited Pro Forma Condensed Consolidated Income Statements

	Year Ended December 31, 2009
	Historical
			Pro Forma Adjustments		Pro Forma Combined
	Velti	Ad Infuse		Notes
	(in thousands, except per share amounts)
Revenue:
Software as a service (SaaS) revenue	$30,965	$486	$—		$31,451
License and software revenue	45,811	—	—		45,811
Managed services revenue	13,189	—	—		13,189

Total revenue	89,965	486	—		90,451
Costs and expenses:
Third-party costs	27,620	368	—		27,988
Datacenter and direct project costs	4,908	—	—		4,908
General and administrative expenses	17,387	774	—		18,161
Sales and marketing expenses	15,919	505	—		16,424
Research and development expenses	3,484	797	—		4,281
Depreciation and amortization	9,394	—	363	c	9,757

Total costs and expenses	78,712	2,444	—		81,519

Income (loss) from operations	11,253	(1,958)	(363)		8,932
Interest expense, net	(2,370)	—	(15)	a, b	(2,385)
Gain from foreign currency transactions	14				14

Income (loss) before income taxes, equity method investments and non-controlling interest	8,897	(1,958)	(378)		6,561
Income tax expense	(410)	—	—		(410)
Loss from equity method investments	(2,223)	—	—		(2,223)

Net income (loss)	6,264	(1,958)	(378)		3,928
Net loss attributable to non-controlling interest	(191)	—	—		(191)

Net income (loss) attributable to Velti	$6,455	$(1,958)	$(378)		$4,119

Basic net income per share attributable to Velti	$0.18				$0.12

Diluted net income per share attributable to Velti	$0.17				$0.11

Weighted average number of shares outstanding	35,367				35,367

Weighted average number of diluted shares outstanding	37,627				37,627

(a)
Reflects an adjustment to decrease interest income by applying the average rate of return for the respective periods assuming a decrease in cash and cash equivalents of Velti plc of approximately $1.0 million to fund the Ad Infuse acquisition.

(b)
Reflects an adjustment to increase interest expense by applying the applicable interest rate for the issuance of secured notes to stockholders of Ad Infuse in the acquisition.

(c)
Reflects an adjustment to increase amortization expense on the acquired intangible assets as discussed in Note 8 to our consolidated financial statements, net of amortization in the amount of $0.6 million already included in our consolidated statements of operations for the year ended December 31, 2009.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled "Selected Historical Consolidated Financial Data" and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences or cause our actual results or the timing of selected events to differ materially from those anticipated in these forward-looking statements include those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

We are a leading global provider of mobile marketing and advertising technology that enables brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, together to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel. For the nine months ended September 30, 2010, over 600 brands, advertising agencies, mobile operators and media companies, including 13 of the 20 largest mobile operators worldwide, based on number of subscribers, used our platform to conduct over 1,500 campaigns. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. We have run campaigns for brands, advertising agencies, mobile operators and media companies such as AT&T, Vodafone, Johnson & Johnson and McCann Erickson.

We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software-as-a-service (SaaS) model, from licensing our software to customers and from providing managed services to customers.

Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 1.3 billion new data facts daily.

Our total revenue has grown to $90.0 million for the year ended December 31, 2009, an increase of 45% from $62.0 million for the year ended December 31, 2008, and an increase of 278%, from $16.4 million for the year ended December 31, 2007. For the nine months ended September 30, 2010, our total revenue was $58.8 million, an increase of $34.6 million, or 143%, compared to the same period in 2009.

We have been able to grow our business by expanding our sales and marketing activities in order to respond to the opportunities presented by the emergence of the mobile device as a principal interactive channel for brands, advertising agencies, mobile operators and media companies to reach consumers. In addition, the growth in mobile marketing and advertising is further driven by the continued growth of wireless data subscribers, the proliferation of mobile devices, smartphones and advanced wireless networks, and the increased usage of mobile content, applications and services. Smartphones offer access to features previously available only on PCs, such as Internet browsing, email and social networking, and accordingly are gaining importance as a separate platform. Increasingly, brands and advertising agencies are recognizing the unique benefits of the mobile channel and they are seeking to maximize its potential by integrating mobile media within their overall advertising and marketing campaigns. Our platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the complexity of implementing mobile marketing and advertising campaigns globally.

We believe that our continued growth depends upon our ability to maintain our technology leadership as well as our ability to maintain existing, and develop new relationships with brands, advertising agencies, mobile operators and media companies in both developed and emerging markets. In addition, we expect our growth to be dependent upon the increased adoption of our Velti mGage platform. We continue to invest in infrastructure required to manage our growth, expand our customer base globally and increase our presence in new markets, resulting in capital expenditures of $20.0 million, $16.9 million and $8.5 million during the years ended December 31, 2009, 2008 and 2007, respectively, and $15.7 million for the nine months ended September 30, 2010.

Although our growth historically has been driven by revenue from our mobile operator customers, it is increasingly being driven by our advertising agency and brand customers. We expect that this trend will continue as we focus our marketing efforts on greater penetration of advertising agencies and directly with brand customers and as our customers increase their reliance on mobile marketing and advertising as part of their overall marketing and advertising strategy. We have also grown our business through geographic expansion, and expect to continue to enter into new markets in order to both support our current and prospective customers and to expand our business.

Our business, as is typical of companies in our industry, is seasonal. This is primarily due to relatively heavy traditional marketing and advertising spending occuring during the holiday season in part because brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

Much of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets. Our days sales outstanding deteriorated during 2009 by increasing from 65 days to 131 days before improving to 77 days by the end of June 2010. Days sales outstanding has declined in the nine months ended September 30, 2010 to 110 days. The deterioration in days sales outstanding in the nine months ended September 30, 2010 is primarily due to outstanding amounts from five customers in the approximate aggregate amount of $5.9 million, the majority of which we have collected subsequent to September 30, 2010. The remaining amount due is from customers with whom we have a history of payment and expect to collect fully. We have not historically incurred bad debt expense, none of our significant customers have historically failed to pay amounts due to us, and we do not believe that any of the customers contributing to our increased accounts receivable aging will fail to pay us in full. Accordingly, we have not determined that any slow-paying customers will require an allowance for bad debt against accounts receivable. In addition, our trade receivables balance increased from $24.4 million in June 30, 2010 to $38.2 million (excluding the impact of newly acquired Mobclix) in September 30, 2010 due to the timing of completing our campaigns and billing of our customers. As a result, our DSOs increased during the third quarter of 2010. However, we expect our DSOs to improve by the end of 2010 due to the increase in our fourth quarter collection efforts.

We generate revenue from mobile marketing campaigns conducted on behalf of customers in various countries that are often structured to ensure a minimum level of revenues to the customer or reimbursement of the costs of such campaigns before revenues are shared among the customer and us.

During the nine months ended September 30, 2010 we continued to repay and draw down on our revolving and working capital facilities and generated proceeds from borrowings and debt financings during the period of $28.9 million and repaid borrowings in the amount of $3.6 million. We also funded the acquisition of Media Cannon during this period, and incurred additional expenses related to our initial public offering.

However, the impact of our days sales outstanding has contributed to a decline in our cash flow and an adverse impact on our working capital during the nine months ended September 30, 2010, causing us to seek third party debt financing to help fund working capital requirements. Our working capital was also impacted by the repayment of debt during the nine months ended September 30, 2010 in the amount of $3.6 million, the acquisition of Media Cannon in June 2010 and of Mobclix in October 2010, combined with the costs of our initial public offering. We believe that following the application of the net proceeds of this offering and the repayment of outstanding indebtedness, however, together with the growth of revenues, our working capital will improve and we will have sufficient working capital to fund our requirements.

In 2009, we continued to increase revenue for licenses and software, compared to 2008. In 2010, as we have increasingly focused our efforts on selling our flexible pricing model, we have seen an increase in our SaaS revenue and a deceleration in the growth of our license revenue. Our SaaS revenue for the nine months ended September 30, 2010 increased to $36.3 million, an increase of $24.9 million, or 216%, over the same period of 2009, while our license and software revenue increased to $14.3 million, an increase of $7.9 million, or 123% over the same period in the prior year. We expect that our SaaS revenue will continue to increase both in absolute dollars and as a percentage of total revenue as our customers seek more flexible pricing models that better address their marketing and advertising needs, and we are therefore able to derive increased transactions-based and performance-based SaaS revenue.

In addition, our financial results for 2009 and the first nine months of 2010 reflect a combination of:

  •
  continued investment in our global footprint, which resulted in customer growth in China, India, the U.S. and Europe through our local operations, joint ventures, and equity method investments;

  •
  the impact of our enhanced sales, marketing and business development operations, which has led to revenue growth; during the first nine months of 2010 we continued to gain new customer wins and create increased sales pipeline opportunities, and, as a result, over 600 brands, advertising agencies, mobile operators and media companies, including 13 of the 20 largest mobile operators worldwide, based on number of subscribers, used our software platform to conduct over 1,500 campaigns; and

  •
  continued roll-out of enhanced versions of our Velti mGage platform, unifying mobile media planning, mobile advertising, mobile marketing and mobile CRM functionality.

Acquisitions and Equity Method Investments

We have enhanced and grown our business and customer base globally through acquisitions and equity method investments in complimentary products, technologies and businesses, including the following:

  •
  In September 2010, we acquired Mobclix, Inc., a California-based targeted mobile ad exchange and open marketplace for mobile developers, advertisers, ad networks and agencies to manage ad inventory and increase campaign performance. As a result of this acquisition, we acquired 23 new employees in California.

  •
  In June 2010, we acquired Media Cannon, Inc., a California-based developer of mobile advertising tools and technology with 9 employees, providing us with an expanded customer base and proprietary solutions that enable a richer mobile advertising and mobile Internet user experience, as well as a series of mobile marketing "post click" interactions.

  •
  In May 2009, we acquired Ad Infuse, Inc., a California-based developer of mobile ad serving and routing technology platforms with 20 employees. This brought us significant customer contracts in the U.S., as well as experienced management, marketing, engineering and other personnel, markedly increasing our presence in the U.S. We have fully integrated Ad Infuse's technology, which enables brands, advertising agencies, mobile operators and media companies to place ads on multiple networks and manage them in real time, into our Velti mGage platform.

  •
  In January 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times. We own a 35% interest in the joint venture. HT Mobile Solutions launched its first campaign in June 2009, and services large mobile operators, brands and advertising agencies, as well as smaller regional companies, in India. Our investment in the joint venture, together with its use of our technology platform, provides us access to customers in India, as well as local implementation and sales support.

  •
  In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile advertising exchange called Cellphone Ads Serving E-Exchange, or CASEE, which creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile Internet to consumers in China. To date, we have converted the note and own 33% of the outstanding equity of the parent company. We have the option to increase our interest in the parent company to 50% on a fully-diluted basis following the exercise of the warrants. Our investment in CASEE allows us to service our customers in China, providing local implementation and sales support.

  •
  In July 2007, we formed Ansible Mobile LLC, or Ansible, as a joint venture with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm, pursuant to which we and IPG each owned one-half of Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 1, 2010. As a result, we have entered into new agreements with certain of IPG's individual operating agencies, and continue to pursue discussions regarding direct relationships with other IPG operating agencies. The termination had no material financial impact on our results of operations for the nine months ended September 30, 2010. In future periods, as a result of this termination, we will no longer incur our share of the losses incurred by Ansible, which historically represented losses to us of on average approximately $1.5 million per year.

  •
  In March 2007, we acquired M-Telecom Limited in Bulgaria, which provided us with a distribution channel in that country, and in December 2006, we acquired Digital Rum S.A., a Greek company whose technology enables organizations to extend secure communication services to mass market mobile devices.

Corporate History

Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. Velti plc was formed on September 2, 2005 under the laws of England and Wales under the Companies Act 1985 as Brightmanner plc. On March 9, 2006, Brightmanner plc changed its name to Velti plc and on April 20, 2006, Velti plc acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales), became the holding company of our various subsidiaries.

On May 3, 2006, Velti plc was first admitted and trading commenced in its ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares, nominal (par) value £0.05 per share, were issued at a placing price of £1.00 per share, for gross proceeds of £10.0 million. In October 2007, Velti plc issued 3,580,000 additional ordinary shares at a price of £2.10 per share, for gross proceeds of approximately £7.5 million. In October 2009, Velti plc issued 1,820,000 additional ordinary shares at a price of £1.60 per share, for gross proceeds of approximately £2.9 million. On December 18, 2009, we completed a scheme of arrangement under the laws of England and Wales whereby Velti plc, a company incoporated under the laws of Jersey, the Channel Islands, and tax resident in the Republic of Ireland, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009, and all outstanding shares of our Velti plc (England and Wales) were exchanged for shares of our Jersey-incorporated parent, Velti plc.

Components of Results of Operations

Beginning with the year ended December 31, 2009, we changed the preparation of our financial statements from being in accordance with international financial reporting standards, or IFRS, as adopted by the EU to being in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Accordingly, all prior period financial statements have been retrospectively adjusted to reflect the changes and disclosures required under U.S. GAAP. Please refer to Note 2 to the notes to consolidated financial statements for additional discussion of the change in basis of presentation.

Revenue

We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns. Our contracts predominantly range from one to three years, or for the duration of a mobile marketing or advertising campaign. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of Velti mGage functionality deployed by the customer. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.

We generate revenue as follows:

        •    Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as "performance-based" services.

        Our SaaS revenue includes both usage-based fees and performance-based fees. Usage-based fees include subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our software platform. Performance-based fees are variable fees based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per transaction or response in accordance with the terms of the related contract. Representative metrics our customers can use to measure the success of their campaigns include, but are not limited to: growth in their customer base; increased revenue in the aggregate or per-consumer; number of transactions, such as the number of messages carried, the number of coupons redeemed, or the total number of ad impressions delivered; reduced consumer churn; or consumer response, such as joining a community site or reward program.

        •    License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

        •    Managed Services Revenue: Fees charged to customers for professional services related to the implementation, execution and monitoring of customized mobile marketing and advertising solutions.

        The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns, applications or CRM programs and services.

In addition to the fees described above, we may also charge fees to procure third party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.

Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.

Costs and Expenses

We classify our costs and expenses into six categories: third-party, datacenter and direct project, general and administrative, sales and marketing, research and development and depreciation and amortization. We charge share-based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility-related and other common expenses such as rent, office and information technology to functional areas based on headcount.

Third Party Costs.    Our third party costs are fees that we pay to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional items, provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs also include costs paid to third parties for technology and local integration that is not performed by our personnel and primarily relate to our SaaS revenue. We incur third party costs in advance of the revenue recognized on the campaigns to which such costs relate.

Datacenter and Direct Project Costs.    Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to a specific campaign as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts.

General and Administrative Expenses.    Our general and administrative, or G&A, expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional G&A expenses include consulting and professional fees and other corporate and travel expenses. We expect that our G&A expenses will increase in absolute dollars as we grow our company, add personnel and build the necessary infrastructure to support our growth. In addition, G&A expenses are expected to increase as a result of the public offering in the U.S. and the cost of filing the required reports with the SEC, increased audit fees, increased directors' and officers' insurance costs, legal fees and other costs of a U.S. public company, including the costs to comply with the Sarbanes-Oxley Act and related regulations.

Sales and Marketing Expenses.    Our sales and marketing expenses primarily consist of salaries and related costs for personnel engaged in sales and sales support functions, customer services and support, as well as marketing and promotional expenditures. Marketing and promotional expenditures include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In order to continue to grow our business, we expect to continue to commit resources to our sales and marketing efforts, and accordingly, we expect that our selling expenses will increase in future periods as we continue to expand our sales force in order to add new customers, expand our relationship with existing customers and expand our global operations. While sales and marketing expenses will increase in absolute dollars, we expect the percentage of revenue to decline as we grow revenue.

Research and Development.    Research and development expenses consist primarily of personnel-related expenses including payroll expenses, share-based compensation and engineering costs related principally to the design of our new products and services.

Depreciation and Amortization.    Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.

Interest Income

Interest income consists of interest we earn on our cash and cash equivalents.

Interest Expense

Interest expense includes interest we incur as a result of our borrowings and factoring obligations. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements. Assuming that we receive the maximum gross proceeds available under this offering, we intend to repay outstanding indebtedness in the amount of $53.5 million.

Gain (Loss) from Foreign Currency Transactions

The financial statements of our foreign subsidiaries have been translated into U.S. dollars from their local currencies by translating all assets and liabilities at year-end exchange rates. Income statement items are translated at an average exchange rate for the year. Translation adjustments are not included in determining net income (loss), but are accumulated and reported as a component of invested equity as accumulated other comprehensive income. Realized and unrealized gains and losses which result from foreign currency transactions are included in determining net income (loss), except for intercompany foreign currency transactions that are of a long-term investment nature, for which changes due to exchange rate fluctuations are accumulated and reported as a component of invested equity as accumulated other comprehensive income.

We changed our presentation currency from euro to U.S. dollars for the reporting period beginning January 1, 2009. Consequently, we have provided all data for 2009 and 2010 in U.S. dollars and comparative information for prior years has been retranslated into U.S. dollars. For a discussion of our foreign currency transactions and the translation of our financial statements, see Note 3 to notes to consolidated financial statements.

As some of our assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian rouble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan, the rate of exchange between the U.S. dollar and other foreign currencies continues to impact our financial results. Fluctuations in the exchange rates between the U.S. dollar and other functional currencies of entities consolidated within our consolidated financial statements may affect our reported earnings or losses and the book value of our shareholders' equity as expressed in U.S. dollars, and consequently may affect the market price of our ordinary shares. We do not hedge our foreign currency transactions, which are primarily accounts receivable and accounts payable.

Other Expenses

Other expenses consists of our share of the settlement costs of a legal proceeding in connection with certain transactions conducted by Ansible.

Loss from Equity Method Investments

Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the consolidated statement of operations. For a discussion of our equity method investments see Note 10 to notes to consolidated financial statements.

Income Tax Expense

As a result of our redomiciliation to Jersey in December 2009, we are now tax resident in Ireland. We are subject to tax in jurisdictions or countries in which we conduct business, including the U.K., Greece, Cyprus, Bulgaria, and the U.S. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.

Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.K. or international tax laws and other factors.

Geographic Revenue Concentration

We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographical area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
	(in thousands)
Revenue:
Europe:
United Kingdom	$18,959	$1,862	$14,655	$7,370	$3,682
Russia	9,044	4,393	8,621	20,566	—
Greece	7,273	4,373	8,384	4,514	3,090
All other European countries	13,445	7,036	36,441	22,787	9,067

Total Europe	$48,721	$17,664	$68,101	$55,237	$15,839

Americas	1,483	2,130	4,049	1,586	555
Asia/Africa	8,578	4,372	17,815	5,209	—

Total revenue	$58,782	$24,166	$89,965	$62,032	$16,394

We expect to continue to expand outside of Europe and anticipate that our geographic revenue concentration in Europe as a whole will decrease as a percentage of our total revenue. During 2008 we entered into contracts with two customers in Russia, the provisions of which required us to recognize as SaaS revenue certain revenue generated from fees for media and other advertising production acquired on behalf of the customer, resulting in an increase in revenue in Russia in the amount of approximately $12.5 million. Also, since we accounted for our investment in Ansible prior to its termination under the equity method, Ansible's financial results prior to its termination as of July 1, 2010 are not consolidated with ours and therefore are not reflected in revenue allocated to the Americas.

Please see Note 13 to notes to consolidated financial statements for a discussion of the geographic concentration of our pre-tax income (loss). For the majority of 2009, our country of domicile was the U.K.; certain costs associated with our parent company, including legal and financing costs attributable to group activities, are allocated to the country of domicile, resulting in a disproportion between revenue generated in the U.K. and the geographic concentration of pre-tax income (loss) attributable to the U.K. Although our country of domicile is Jersey beginning in 2010, this disproportionate relationship has continued in the first nine months of 2010, and we expect it to continue for the balance of 2010. We expect costs associated with being a U.S. public company, as well as certain costs associated with our geographic expansion that are for the benefit of the group, will continue to be allocated to our parent company.

Customer Concentration

Two customers collectively accounted for 30% of our total revenue for the nine months ended September 30, 2010. One of our customers accounted for 11% of our total revenue for the nine months ended September 30, 2009. One customer accounted for 15% of our total revenue for the year ended December 31, 2009.

Of the two customers who accounted for 30% of our total revenue for the nine months ended September 30, 2010 one represents multiple contracts with multiple subsidiaries under common control of an ultimate parent entity. This group of companies accounted for 20% of total revenue, with no single contract accounting for more than 10% of total revenue. The second entity accounted for 10% of total revenue. However, this contract was for campaigns that ran from October 2009 through April 2010, the revenues under which were all recognized in the nine months ended September 30, 2010. Any additional services provided to this customer will be pursuant to separate contracts. For most of our contracts, each contract either represents services for a particular campaign that is expected to last for a stated period, generally less than one year, or is a statement of standard terms and conditions that do not include pricing, volume or similar information. Information specific to each campaign under these terms and conditions are typically agreed by the parties pursuant to specific separate statements of work entered into in connection with each campaign.

Two customers accounted for 29% of our total revenue in aggregate for the year ended December 31, 2008. For the years ended December 31, 2007, no customer accounted for more than 10% of our total revenue.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

The following discussion addresses our critical accounting policies and reflects those areas that require more significant judgments and use of estimates and assumptions in the preparation of our consolidated financial statements. See Note 3 to notes to consolidated financial statements included elsewhere in this prospectus provides for additional information about these critical accounting policies.

Revenue Recognition

We account for our SaaS revenue, license and software revenue and managed services revenue in accordance with Accounting Standards Codification (ASC) Topic 605 — Revenue Recognition and ASC Topic 985-605 — Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectability of the fee is reasonably assured.

Software as a service revenue generated from our "usage-based" services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.

For our variable performance-based fees, we recognize revenue when the transaction is completed, the specific quantitative goals are met or the milestone is achieved. For the majority of our contracts, we act as the principal and contract directly with suppliers for purchase of media and other third party production costs, and are responsible for payment of such costs as the primary obligor. We recognize the revenue generated on fees charged for such third party costs using the gross method. We recognize revenue at the gross amount billed when revenue is earned for services rendered and record the associated fees we pay as third party costs in the period such costs are incurred.

Revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or the percentage-of-completion method according to ASC 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.

Managed services revenue, when sold with software and support offerings, is accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all of the criteria are met and when the fees under the contract are due and payable.

In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.

Fees are recognized as revenue when all revenue recognition criteria have been met. Fees that have been invoiced are recorded in trade receivables and fees that have not been invoiced as of the reporting date but on which all revenue recognition criteria are met are accrued and reported as accrued contract receivables on the balance sheets and recognized as revenue in the period when the fees are earned.

We present revenue net of value-added tax, sales tax, excise tax and other similar assessments.

Government Grants

We have in the past received government grants from programs sponsored by the EU and administered by the Government of Greece, that are designed to aid technology development efforts. In 2006, we received a grant administered by the Ministry of Development of Greece for approximately $4.5 million for the development and roll-out of mobile value-added services and various e-commerce related services. In 2007, we received a grant administered by the Ministry of Finance of Greece for approximately $8.5 million for the development and roll-out of broadband value-added services. In 2009, we applied for a grant administered by the Ministry of Development and have been notified that we are eligible to receive funding of up to $12.0 million over four years. Each grant provides income in the form of reimbursement for a portion of the costs incurred in the development of technology subject to the terms of the grant. We recognize income from government grants when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions of the grant imposed by the Government of Greece. We account for government grants using the net method of accounting and recognize the proportionate income from the grant as an offset to costs and expenses in the period when we recognize the associated costs that are reimbursed by the grant, allocated among depreciation and amortization and direct project costs, according to the allocation made of the capitalized software costs reimbursed by the grant.

Intangible Assets

Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.

Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at allocated purchase cost less accumulated amortization and accumulated impairment loss, if any. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired. The estimated economic life of the acquired asset is initially determined at the date of acquisition and reviewed at each annual reporting date, with the effect of any changes in estimates being accounted for on a prospective basis.

Currently, our acquired intangible assets consist of customer relationships and developed technology. Customer relationships are estimated to provide benefits over five years and developed technology acquired is estimated to provide benefits over four years.

Software Development Costs.    Software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.

We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed. Such costs are amortized on a straight-line basis over the estimated useful life of the related product, not to exceed three years, commencing with the date the product becomes available for general release to our customers. The achievement of technological feasibility and the estimate of a products' economic life require management's judgment. Any changes in key assumptions, market conditions or other circumstances could result in an impairment of the capitalized asset and a charge to our operating results.

Amortization expenses associated with our software development costs are recorded in costs and expenses under depreciation and amortization within the accompanying consolidated statements of operations.

Computer Software.    Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. Purchase costs that are directly associated with the development of identifiable software products that have reached technological feasibility at the date of purchase are capitalized. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs over the shorter of the contract term or the useful life of the license, but not to exceed five years.

Licenses.    We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized over the shorter of the contract term of the license agreement or the useful life of the license but not to exceed five years.

Valuation of Long-lived and Intangible Assets

We periodically evaluate events or changes in circumstances that indicate the carrying amount of our long-lived and intangible assets may not be recoverable or that the useful lives of the assets may no longer be appropriate. Factors which could trigger an impairment review or a change in the remaining useful life of our long-lived and intangible assets include significant underperformance relative to historical or projected future operating results, significant changes in our use of the assets or in our business strategy, loss of or changes in customer relationships and significant negative industry or economic trends. When indications of impairment arise for a particular asset or group of assets, we assess the future recoverability of the carrying value of the asset (or asset group) based on an undiscounted cash flow analysis. If carrying value exceeds projected, net, undiscounted cash flows, an additional analysis is performed to determine the fair value of the asset (or asset group), typically a discounted cash flow analysis, based on an income and/or cost approach, and an impairment charge is recorded for the excess of carrying value over fair value.

The process of assessing potential impairment of our long-lived and intangible assets is highly subjective and requires significant judgment. An estimate of future undiscounted cash flow can be affected by many assumptions, requiring that management make significant judgments in arriving at these estimates. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows including sales volumes, pricing, and market penetration are consistent with our internal planning. Significant future changes in these estimates or their related assumptions could result in an impairment charge related to individual or groups of these assets.

Share-Based Compensation Expense

We measure and recognize share-based compensation expense related to share-based transactions, including employee and director equity awards, in the financial statements based on fair value. We use the Black-Scholes valuation model to calculate the grant date fair value of share options and deferred share awards, using various assumptions. We recognize compensation expense over the service period of the award using the "graded vesting attribution method" which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

We account for equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalue the equity instruments as they vest, using a fair value approach. The value of equity instruments issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services, or (ii) on the date performance is complete, using the Black-Scholes valuation model.

We have historically granted deferred share awards to our employees, having begun doing so in 2006. We have also awarded fully vested ordinary shares as remuneration to our non-executive directors in lieu of cash compensation. Deferred share awards granted in 2009 and prior years are subject to vesting based upon achievement of performance metrics as well as a minimum service period, and vest on the second anniversary of the date of grant. Deferred share awards granted in 2010 are subject to time-based vesting, typically at the rate of 25% per year on the anniversary of the date of grant.

Under the terms of our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt by us of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for payment of this par value and of all applicable taxes payable on the award. In 2009, we began granting share options to our employees and consultants in addition to deferred share awards. All of our share options have an exercise price equal to the fair value of our ordinary shares on the date of grant, based on the closing price of our ordinary shares on AIM on the day immediately preceding the date of the grant or, if the applicable date is not a trading day, the last trading day immediately preceding the applicable date, and typically vest over four years at the rate of 25% per year on the anniversary of the date of grant.

The fair value of deferred share awards is determined using the fair value of our ordinary shares on the date of grant. Compensation expense is recognized for deferred share awards on a straight-line basis over the service period. The fair value on the date of grant approximates market value on date of grant as the exercise price equals the nominal (par) value of £0.05 per ordinary share. The expected life of a deferred share award is estimated based on the contractual term of the award. The weighted average grant-date fair value was £1.54, £1.61 and £1.21 per deferred share award for the year ended December 31, 2009, 2008 and 2007, respectively, and £4.20 and £1.54 per deferred share award for the nine months ended September 30, 2010 and 2009, respectively. The deferred share awards outstanding as of December 31, 2009, 2008 and 2007, and as of September 30, 2010 and 2009, had a weighted average exercise price of £0.05 which represents the nominal (par) value of each ordinary share.

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the share options, referred to as the simplified method. We use a blended volatility estimate consisting of our own share volatility based on our trading history on AIM and the average volatility of similar companies in the technology industry. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the share option. Expected dividends during the expected term of the award is based on our dividend policy, of which none had been declared and no dividends are expected to be declared during the expected term.

We estimated the fair value of each share option granted using the Black-Scholes option-pricing method using the following assumptions for the periods presented in the table below:

	Nine Months Ended September 30,		Year Ended December 31,
Share Options Valuation Assumptions	2010	2009	2009	2008	2007
	(unaudited)
Expected volatility	60%	61%	61%	—	—
Expected life in years	6.25	6.25	6.25	—	—
Risk free interest rate	2.5%	4.0	4.0%	—	—
Expected dividends	—	—	—	—	—

Because our ordinary shares are publicly traded on AIM, our board of directors has determined the fair value of our ordinary shares on the date of grant based on the closing price of our ordinary shares on the date of grant as quoted on AIM.

The aggregate estimated grant date fair value of our share awards was approximately $2.5 million for deferred share awards and $1.2 million for share options granted in 2009, $2.3 million for deferred share awards granted in 2008, and $1.3 million for deferred share awards granted in 2007. The aggregate grant date fair value of our share awards was approximately $6.9 million for deferred share awards and $10.3 million for share options granted for the nine months ended September 30, 2010. For the years ended December 31, 2009, 2008 and 2007, and the nine months ended September 30, 2010 and 2009, we recognized total share-based compensation expense under equity incentive awards made to our employees (but excluding expense associated with awards to our non-executive directors) and allocated such expense among our operating expenses as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Datacenter and direct project costs	$356	$148	$146	$177	$104
General and administrative expenses	1,733	450	329	653	462
Sales and marketing expenses	2,552	844	473	734	454
Research and development expenses	686	243	186	212	123

	$5,327	$1,685	$1,134	$1,776	$1,143

As of December 31, 2009, 2008 and 2007, and as of September 30, 2010, there was $2.0 million, $1.7 million, $1.1 million, and $6.2 million, respectively, of total unrecognized compensation expense related to deferred share awards awarded under our share incentive plans. This unrecognized compensation expense as of September 30, 2010 is expected to be recognized over a weighted average period of 1.89 years. As of September 30, 2010, there was approximately $8.7 million of total unrecognized compensation cost related to share options expected to be recognized over a period of 3.15 years.

Our outstanding share options as of September 30, 2010 had a weighted average exercise price of £3.30 per share.

The following table reflects all deferred share awards and share options granted subsequent to December 31, 2009 through the date of this filing:

Type of Grant	Grant Date	Reason For Grant	Shares Underlying Grants	Exercise Price Per Share (in £)	Grant Date Fair Value Per Share (in £)	Total share-based compensation expense (in US$)	Timing of Expense Recognition
Share options	January 4, 2010	Award to employee	8,000	£2.04	£1.19	$11,849	January 4, 2010—January 3, 2014
Share options	January 7, 2010	Award to employee	100,000	£2.42	£1.41	173,555	January 7, 2010—January 6, 2014
Share options	January 26, 2010	Awards to employees	28,000	£2.90	£1.69	58,955	January 26, 2010—January 25, 2014
Share options	February 2, 2010	Award to employee	15,000	£2.95	£1.72	31,846	February 2, 2010—February 1, 2014
Deferred share awards	May 13, 2010	Awards to non-employee directors	100,394	£0.05	£3.30	485,671	(2)
Deferred share awards	May 13, 2010	Awards to employees	768,617	£0.05	£4.12	3,854,284	July 30, 2010—May 12, 2014
Deferred share awards	May 13, 2010	Awards to non-employee consultants and advisors	28,500	£0.05	(1)	(1)	July 30, 2010—May 12, 2014
Share options	May 13, 2010	Awards to employees	1,653,426	£3.35	£1.95	4,604,612	May 13, 2010—May 12, 2014
Share options	May 13, 2010	Awards to employees	493,625	£3.35	£2.63	1,576,542	July 30, 2010—May 12, 2014
Share options	May 13, 2010	Awards to non-employee consultants	3,500	£3.35	(1)	(1)	July 30, 2010—May 12, 2014
Share options	May 13, 2010	Awards to employees	286,000	£3.35	£2.51	1,089,829	(2)
Share options	May 13, 2010	Award to non-employee consultant	2,500	£3.35	(1)	(1)	(2)
Deferred share awards	May 27, 2010	Awards to employees	12,250	£0.05	£4.12	61,437	July 30, 2010—May 26, 2014
Share options	May 27, 2010	Awards to employees	19,250	£4.67	£2.32	54,387	July 30, 2010—May 26, 2014
Deferred share awards	June 1, 2010	Awards to employees	25,464	£0.05	£4.12	127,709	July 30, 2010—May 31, 2014
Share options	June 1, 2010	Awards to employees	27,036	£4.70	£2.32	76,187	July 30, 2010—May 31, 2014
Deferred share awards	June 30, 2010	Awards to employees	68,700	£0.05	£4.12	344,549	July 30, 2010—June 29, 2014
Deferred share award	June 30, 2010	Award to employee	5,848	£0.05	£4.12	37,861	July 30, 2010
Deferred share award	June 30, 2010	Award to non-employee consultant	6,400	£0.05	(1)	(1)	July 30, 2010
Share options	June 30, 2010	Awards to employees	37,750	£4.14	£2.44	111,795	July 30, 2010—June 29, 2014
Share options	June 30, 2010	Award to employee	2,500	£4.14	£1.92	6,782	(2)
Share options*	September 12, 2010	Awards to employees	220,000	£6.14	£3.58	1,170,212	September 12, 2010—September 11, 2014
Deferred share awards*	September 12, 2010	Awards to employees	86,900	£0.05	£6.09	763,176	September 12, 2010—September 11, 2014
Share options*	September 12, 2010	Awards to employees	90,000	£6.14	£2.81	372,151	(2)
Deferred share awards*	September 12, 2010	Award to non-employee advisor	5,000	£0.05	(1)	(1)	September 12, 2010—September 11, 2012
Deferred share awards*	September 12, 2010	Award to non-employee consultant	25,000	£0.05	(1)	(1)	September 12, 2010
Share options*	September 12, 2010	Award to non-employee consultant	10,000	£6.14	(1)	(1)	September 12, 2010—September 11, 2014
Deferred share awards*	October 30, 2010	Awards to employees	17,350	£0.05	£5.86	126,039	October 30, 2010—October 29, 2014
Share options*	October 30, 2010	Awards to employees	5,000	£5.91	£3.44	21,321	October 30, 2010—October 29, 2014
Deferred share awards*	October 30, 2010	Award to non-employee consultant	2,500	£0.05	(1)	(1)	October 30, 2010—August 31, 2014
Share options*	October 30, 2010	Award to non-employee consultant	7,500	£5.91	(1)	(1)	October 30, 2014—August 31, 2014
Deferred share awards*	November 30, 2010	Awards to employees	37,125	£0.05	£5.02	224,329	November 30, 2010—November 29, 2014
Share options*	November 30, 2010	Awards to employees	19,000	£5.07	£2.84	64,912	November 30, 2010—November 29, 2014
Deferred share awards*	December 30, 2010	Awards to employees	6,850	£0.05	£4.88	40,035	December 30, 2010—December 29, 2014
Share options*	December 30, 2010	Awards to employees	7,500	£4.93	£2.76	24,790	December 30, 2010—December 29, 2014
Deferred share awards*	December 30, 2010	Awards to non-employee advisor	10,000	£0.05	(1)	(1)	December 30, 2010—December 29, 2012

(1)
We account for share options and deferred share awards issued to non-employees in accordance with the provisions of ASC 505-50, Equity-Based Payment to Non-Employees, using a fair value approach. The fair value of awards to non-employees is subject to re-measurement over the vesting period at each reporting date based upon the share price at that time.

(2)
Shares vest in full on the one year anniversary of the date of grant provided that we have completed a public offering of our ordinary shares in the United States and listed our ordinary shares for trading on the NASDAQ Global Market or similar exchange prior to the date of vesting.

*
These awards are unuadited.

Goodwill

Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. We assess impairment of goodwill annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill. We primarily use the market approach to calculate the fair value of our reporting unit. An estimate of the fair value can be affected by many assumptions, requiring management to make significant judgments in arriving at these estimates, including the expected operational performance of our business in the future, market conditions and other factors. Although there are inherent uncertainties in this assessment process, the estimates and assumptions we use to estimate future cash flows including sales volumes, pricing, market penetration and discount rates, are consistent with our internal planning. If these estimates of fair value or the related assumptions change in the future, we may be required to record impairment of goodwill. We perform a two-step test to assess our goodwill for impairment. The first step requires that we compare the estimated fair value of a reporting unit against the carrying value. If the estimated fair value of the reporting unit is less than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized to reduce the carrying value of goodwill by the difference.

We operate in one reporting unit and the fair value of the company approximates the fair value of the reporting unit where goodwill resides. Accordingly, we have determined that no goodwill impairment charge was necessary for the years ended December 31, 2009, 2008 and 2007, or the nine months ended September 30, 2010 or 2009.

Income Tax Expense

As a result of our redomiciliation to Jersey in December 2009, we are now tax resident in Ireland. We are subject to tax in tax jurisdictions or countries in which we conduct business, including the U.K., Greece, Cyprus, Bulgaria, and the U.S. Earnings from our activities are subject to local country income tax and may be subject to current U.K. income tax.

As of September 30, 2010, we had net operating loss carryforwards in the U.K. and other foreign geographies of $58.1 million that begin to expire in 2011. As of September 30, 2010, we had net deferred tax assets of $2.4 million, after applying a valuation allowance of $7.5 million. Our net deferred tax assets consist primarily of net operating losses. We assessed the need for a valuation allowance on the deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the periods that the adjustment is determined to be required. We will continue to assess annually the need for a valuation allowance by tax jurisdiction. An adjustment to the deferred tax valuation allowance was recorded in 2009 for the amount of deferred tax assets that management determined would unlikely be utilized in the future.

We recorded an income tax expense of $410,000 on a worldwide pre-tax income of $6.7 million for the year ended December 31, 2009. We recorded an income tax benefit of $26,000 on a worldwide pre-tax loss of $6.3 million for the year ended December 31, 2008. We recorded an income tax benefit of $198,000 on a worldwide pre-tax loss of $4.6 million for the year ended December 31, 2007.

Beginning in 2007, we adopted the authoritative accounting guidance prescribing a threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides for de-recognition of tax benefits, classification on the balance sheets, interest and penalties, accounting in interim periods, disclosure and transition. The guidance utilizes a two-step approach for evaluating uncertain tax positions. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. If a tax position is not considered "more likely than not" to be sustained then no benefits of the position are to be recognized. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. As of December 31, 2009, we had $5.7 million of gross unrecognized tax benefits. As of December 31, 2009, we cannot make a reasonably reliable estimate of the period in which these liabilities may be settled with the respective tax authorities.

Effective January 1, 2007, we adopted the accounting guidance on uncertainties in income tax. There was no cumulative effect of adoption to the opening balance of the retained earnings.

Equity Method Investments

Our equity method investments includes all investments in entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Our equity method investments are accounted for using the equity method of accounting and are initially recognized at cost. Our share of the equity method investments' post acquisition profits or losses is recognized in the consolidated statement of operations, and our share of post-acquisition movements in reserves is recognized in reserves. The cumulative post acquisition movements are recorded against the carrying amount of the investment. When our share of losses in an equity method investment equals or exceeds our interest in the equity method investment including any other unsecured receivables, we will not recognize further losses unless we have incurred obligations or made payments on behalf of the equity method investment.

Unrealized gains on transactions between us and our equity method investments are eliminated to the extent of our interest in the equity method investment. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of equity method investees have been changed where necessary to ensure consistency with the policies adopted by us.

Results of Operations

Comparison of Nine Months Ended September 30, 2010 and 2009

The following table sets forth our consolidated results of operations for the nine months ended September 30, 2010 and 2009:

	Nine Months Ended September 30,
	2010	2009
	(in thousands)
	(unaudited)
Revenue:
Software as a service (SaaS) revenue	$36,348	$11,491
License and software revenue	14,304	6,427
Managed services revenue	8,130	6,248

Total revenue	58,782	24,166
Costs and expenses:
Third-party costs	18,080	10,980
Datacenter and direct project costs	4,370	3,117
General and administrative expenses	15,162	10,413
Sales and marketing expenses	17,131	10,991
Research and development expenses	4,639	2,585
Depreciation and amortization	8,096	7,180

Total costs and expenses	67,478	45,266

Loss from operations	(8,696)	(21,100)
Interest income	78	47
Interest expense	(5,271)	(1,366)
Loss from foreign currency transactions	(1,052)	(433)

Loss before income taxes, equity method investments and non-controlling interest	(14,941)	(22,852)

Income tax (expense) benefit	(670)	1,053
Loss from equity method investments	(2,107)	(1,449)

Net loss	(17,718)	(23,248)
Net loss attributable to non-controlling interest	(60)	(14)

Net loss attributable to Velti	$(17,658)	$(23,234)

Revenue

Our total revenue for the nine months ended September 30, 2010 increased by $34.6 million, or 143%, compared to the same period in 2009. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers and revenue generated from the acquisition of Ad Infuse in May 2009. For the first nine months of 2010, our revenue from existing customers was $47.0 million and from new customers was $11.8 million, compared to $13.2 million and $11.0 million, respectively, for the same period in 2009. During this period we generated revenue of $1.5 million in the Americas, primarily resulting from the expansion of our U.S. operations following the acquisition of Ad Infuse.

In connection with our proposed public offering in the United States, we have converted from reporting our financial results under IFRS to reporting our financial results in accordance with U.S. GAAP. We have also for the first time reviewed our historic results on a quarterly basis, having previously determined and reported our financial results on a half and full year basis only. Following these exercises, in our U.S. GAAP results, we determined that a portion of the revenue generated in 2008 should be recognized in 2009, and a portion of the revenue generated in the first six months ending June 30, 2009 should be recognized in the second half of 2009.

First, we determined that approximately $18.4 million of our revenue should be recognized in the second half of 2009, rather than the first half of 2009, and primarily in the fourth quarter. Although we delivered the licenses and services associated with this revenue in the first half of 2009, we had not yet finalized contract negotiations and as a result were not able to recognize revenue until these contracts had been fully executed.

Second, included in the $58.8 million of revenue for the nine months ended September 30, 2010 is $3.0 million of revenue that required recognition in the first half of 2010 rather than the second half of 2009, related to a customer agreement for a perpetual software license. For this same customer, included in the $24.2 million of revenue in the nine months ended September 30, 2009 is $4.3 million of revenue that required recognition in 2009 rather than 2008. We also recognized revenue in 2009 in the approximate amount of $11.9 million relating to contracts commenced but not finalized in 2008. Approximately $5.0 million of this $11.9 million was recognized in the first half of 2009.

In 2010, we have placed more focus on executing our final contracts in the same quarter that we begin delivery of our services or licenses. Consequently, in 2010, we did not, as we did in 2009, defer any significant revenue from the first half to the second half of the year.

Our SaaS revenue in 2009 was not affected by the changes in our revenue recognition. The increase in our SaaS revenue was primarily the result of multiple large-scale mobile marketing campaigns where we generated significant performance-based SaaS fees based upon our achievement of certain performance metrics.

Third-Party Costs

Third-party costs for the nine months ended September 30, 2010 increased by $7.1 million, or 65%, compared to the same period in 2009 as a result of an increase in the number of campaigns with incentives and promotional costs. For the first nine months of 2010, we conducted 24 campaigns with incentives and promotional costs, compared to 5 such campaigns for the same period of 2009.

Datacenter and Direct Project Costs

Datacenter and direct project costs for the nine months ended September 30, 2010 increased by $1.3 million, or 40%, compared to the same period in 2009, due to the increase in number of campaigns conducted in the first nine months of 2010.

General and Administrative Expenses

General and administrative, or G&A, expenses for the nine months ended September 30, 2010 increased by $4.7 million, or 46%, compared to the same period in 2009. Of this increase, $2.6 million was related to our increase in G&A personnel worldwide and to additional expenses associated with our expansion in the U.S. In addition, we incurred approximately $1.2 million of additional compensation expense resulting from equity awards to our employees during the nine months ended September 30, 2010.

Sales and Marketing Expenses

Sales and marketing expenses for the nine months ended September 30, 2010 increased by $6.1 million, or 56%, compared to the same period in 2009. Of this increase, $3.6 million was related to additional consultancy expenses, professional fees, pre-sale marketing expenses and travel expenses incurred in connection with the expansion of our global operations and the development of new markets, as well as additional sales and marketing expenses associated with our U.S. expansion. We incurred an additional

$1.8 million in compensation expense resulting from equity awards to our employees during the nine months ended September 30, 2010.

Research and Development Expenses

Research and development expenses for the nine months ended September 30, 2010 increased by $2.1 million, or 79%, compared to the same period in 2009. This increase was primarily due to a change in resource allocation as we assigned engineers from other internal business functions to our technology, innovation and product development groups.

Depreciation and Amortization

Depreciation and amortization expenses for the nine months ended September 30, 2010 increased by $0.9 million, or 13%, as compared to the same period in 2009. This increase was primarily due to higher capitalized software development costs related to the development of our our mGage platform, as well as an increase in other amortized intangibles from our acquisitions.

Interest Expense

Interest expense for the nine months ended September 30, 2010 increased by $3.9 million, or 286%, compared to the same period in 2009. This increase in interest expense was primarily due to an increase in our borrowings and factoring of additional receivables. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements. We intend to repay $53.5 million of our outstanding long-term debt and short-term financings with a portion of the proceeds of this offering. We do not expect to repay from the proceeds of this offering additional indebtedness that we incurred in August 2010 in the amount of €15.0 million (approximately $21.5 million).

Gain (loss) from Foreign Currency Transactions

Gain (loss) from foreign currency transactions, a non-cash item, for the nine months ended September 30, 2010 increased by $0.6 million, as compared to the same period in 2009. The loss from foreign currency transactions was primarily due to foreign exchange translation adjustments on loans denominated in US Dollars. These were partially offset by gains from foreign currency transactions on intercompany loans that resulted from changes in exchange rates in Russian roubles and Ukrainian hryvnia. Our intercompany loans are loans that we made to subsidiaries in euros to fund costs and expenses incurred in local currencies.

Income Tax Expense

We recorded an income tax expense of $670,000 on a worldwide pre-tax loss of $17.0 million for the nine months ended September 30, 2010 compared to an income tax benefit of $1.1 million on a world-wide pre-tax loss of $24.3 million for the same period in 2009.

Loss from Equity Method Investments

Our share of loss from equity method investments for the nine months ended September 30, 2010 increased by $658,000, or 45%, compared to the same period in 2009. This increase in our share of loss from equity method investments was primarily due to our share of the operating losses generated by Ansible, which was shared with IPG, and the operating losses generated by CASEE during 2010. For a discussion of our equity method investments, see Note 10 to notes to consolidated financial statements.

Comparison of Years Ended December 31, 2009 and 2008

The following table sets forth our consolidated results of operations for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$30,965	$40,926
License and software revenue	45,811	14,638
Managed services revenue	13,189	6,468

Total revenue	89,965	62,032
Costs and expenses:
Third-party costs	27,620	32,860
Datacenter and direct project costs	4,908	8,660
General and administrative expenses	17,387	6,660
Sales and marketing expenses	15,919	8,245
Research and development expenses	3,484	1,884
Depreciation and amortization	9,394	4,231

Total costs and expenses	78,712	62,540

Income (loss) from operations	11,253	(508)
Interest income	50	149
Interest expense	(2,420)	(1,304)
Gain (loss) from foreign currency transactions	14	(1,665)
Other expenses	—	(495)

Income (loss) before income taxes, equity method investments and non-controlling interest	8,897	(3,823)

Income tax (expense) benefit	(410)	26
Loss from equity method investments	(2,223)	(2,456)

Net income (loss)	6,264	(6,253)
Net income (loss) attributable to non-controlling interest	(191)	(123)

Net income (loss) attributable to Velti	$6,455	$(6,130)

Revenue

Our total revenue for the year ended December 31, 2009 increased by $27.9 million, or 45%, compared to the same period in 2008. This increase was the result of continued increase in revenue from campaigns for our existing customers, growth in revenue from new customers and revenue generated from our acquisition of Ad Infuse in May 2009. For the year ended December 31, 2009, revenue from existing customers was $46.2 million and from new customers was $43.8 million. During this period we generated revenue of $4.0 million from the Americas, primarily resulting from the expansion of our U.S. operations following the acquisition of Ad Infuse, compared to revenue of $1.6 million in the Americas in 2008.

We also recognized revenue in 2009 in the approximate amount of $11.9 million relating to contracts commenced but not finalized in 2008. Taking advantage of the investments in sales and marketing made in the prior year, we significantly grew our relationships with mobile operators over the period, with increased use of our solutions by local subsidiaries of mobile operators. In addition, the increase in scope of services we offer on our technology platform allowed us to expand our relationships with existing customers, including enhanced relationships with brands and media companies. Although our license and software revenue increased significantly from $14.6 million in 2008 to $45.8 million in 2009 as a result of our expansion of our sales channels, we expect our software as a service (SaaS) revenue to be our highest growth revenue component in the next few years.

Included in the $58.8 million of revenue for the nine months ended September 30, 2010 is $3.0 million of revenue that required recognition in the first half of 2010 rather than the second half of 2009, related to a customer agreement with respect to a perpetual software license. For this same customer, included in the $24.2 million of revenue in the nine months ended September 30, 2009 is $4.3 million of revenue that required recognition in 2009 rather than 2008.

During 2008 we entered into contracts with two customers, the provisions of which required us to recognize as SaaS revenue certain revenue generated from fees for media and other advertising production costs acquired on behalf of each customer for its mobile marketing and advertising campaigns in the amount of approximately $12.5 million, and separately charge the same amount of costs incurred to third-party costs. Had we not recognized the additional SaaS revenue on these contracts in 2008, our revenue would have increased from 2008 to 2009 by $40.4 million, or 82%. During 2008, revenue from existing customers was $22.0 million, and from new customers was $40.0 million, including this $12.5 million.

Third-Party Costs

Third-party costs for the year ended December 31, 2009 decreased by $5.2 million, or 16%, compared to the same period in 2008. Third-party costs as a percentage of revenue for the year ended December 31, 2009 decreased to 31% compared to 53% in 2008 (41% if adjusted for the additional SaaS revenue generated from the agreements with two customers described above). This improvement in third-party costs as a percentage of revenue was primarily due to two factors. First, on several contracts for which we commenced providing services and accordingly recognized costs in 2008, we did not complete negotiation of all terms of the contracts until 2009. As a result, we did not meet all of the criteria required to recognize the revenue generated under such contracts until 2009 but had incurred costs related to the underlying campaigns in 2008, resulting in lower third party costs as a percentage of revenue in 2009. Second, our contracts are increasing in scope and we are thereby achieving economies of scale on larger and longer-term contracts, particularly those with our mobile operator customers.

Datacenter and Direct Project Costs

Datacenter and direct project costs for the year ended December 31, 2009 decreased by $3.8 million, or 43%, compared to the same period in 2008. As we have continued to expand our business with existing customers, we have gained experience with these customers and therefore can more easily and effectively optimize campaigns. We also continue to standardize our technology platform, including increasing the number of templates we make available to our customers. This enables us to generate additional revenue through the provision of technology solutions that are less dependent on personnel-intensive managed services and as a result reduces our labor-related internal costs.

General and Administrative Expenses

General and administrative, or G&A, expenses for the year ended December 31, 2009 increased by $10.7 million, or 161%, compared to the same period in 2008. Of this increase in 2009, $2.8 million was related to expenses incurred in connection with our recent re-domiciliation to Jersey and professional fees associated with various corporate opportunities that we considered during the period, and $2.3 million was related to additional G&A expenses associated with our U.S. office expansion, including our acquisition of Ad Infuse. We also incurred an additional $1.5 million related to an increase in personnel-related G&A costs. Additionally we incurred an additional $1.5 million in professional fees and incurred costs for additional administrative personnel to support new offices that we opened during the period.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2009 increased by $7.7 million, or 93%, compared to the same period in 2008. Of this increase in 2009, $3.0 million was related to additional consultancy, professional fees and traveling expenses incurred as we increased our global operations and the number of jurisdictions in which we provide services to customers, and $1.1 million was related to additional sales and marketing expenses associated with our U.S. office expansion, including our acquisition of Ad Infuse and appointment of our vice president of global marketing. We incurred an additional $1.2 million in payroll related expenses. Finally, we incurred approximately $900,000 in pre-sales marketing expenses relating to new campaigns for one of our customers.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2009 increased by $1.6 million, or 85%, as compared to the same period in 2008. This increase is primarily due to higher payroll-related expenses as we assigned more engineers to the technology, innovation and product development groups.

Depreciation and Amortization

Depreciation and amortization expenses for the year ended December 31, 2009 increased by $5.2 million, or 122%, as compared to the same period in 2008. This increase is primarily due to our incremental capitalized software development costs and other amortized intangibles as a result of our acquisition of Ad Infuse in 2009.

Interest Income

Interest income for the year ended December 31, 2009 decreased by $99,000, or 66%, compared to the same period in 2008. This decrease in interest income was primarily due to lower yields from our cash and investment portfolio and a lower cash and investment balance maintained during 2009 compared to the prior year.

Interest Expense

Interest expense for the year ended December 31, 2009 increased by $1.1 million, or 86%, compared to the same period in 2008. This increase in interest expense was primarily due to an increase in our borrowings and factoring of additional receivables. For a description of our borrowing and factoring obligations see Note 11 to notes to consolidated financial statements. We intend to repay $53.5 million of our outstanding long-term debt and short-term financings with a portion of the proceeds from this offering.

Gain (loss) from Foreign Currency Transactions

Gain from foreign currency transactions, a non-cash item, for the year ended December 31, 2009 increased by $1.7 million, or 101%, as compared to the same period in 2008. This increase in gain from foreign currency transactions was primarily due to foreign exchange transaction adjustments on intercompany loans for changes in exchange rates in British pound sterling, Russian roubles and Ukrainian hryvnia. Losses occurred during December 2008 when all three currencies depreciated significantly against the euro. Our intercompany loans are loans that we made to subsidiaries in euro to fund costs and expenses incurred in local currencies.

Income Tax Expense

We recorded an income tax expense of $410,000 on a worldwide pre-tax income of $6.7 million for the year ended December 31, 2009, which was mainly due to current taxes payable in foreign jurisdictions, tax reserves and valuation allowance. We recorded an income tax benefit of $26,000 on a worldwide pre-tax loss of $6.3 million for the year ended December 31, 2008.

Loss from Equity Method Investments

Our share of loss from equity method investments for the year ended December 31, 2009 decreased by $233,000, or 9%, compared to the same period in 2008. This decrease in our share of loss from equity method investments was primarily due to our share of the operating losses generated by Ansible and CASEE during 2009. For a discussion of our equity method investments, see Note 10 to notes to consolidated financial statements.

Results of Operations

Comparison of Years Ended December 31, 2008 and 2007

The following table sets forth our consolidated results of operations for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2008	2007
	(in thousands)
Revenue:
Software as a service (SaaS) revenue	$40,926	$11,031
License and software revenue	14,638	2,712
Managed services revenue	6,468	2,651

Total revenue	62,032	16,394
Costs and expenses:
Third-party costs	32,860	2,437
Datacenter and direct project costs	8,660	2,863
General and administrative expenses	6,660	4,075
Sales and marketing expenses	8,245	5,812
Research and development expenses	1,884	1,662
Depreciation and amortization	4,231	3,013

Total costs and expenses	62,540	19,862

Loss from operations	(508)	(3,468)
Interest income	149	186
Interest expense	(1,304)	(524)
Loss from foreign currency transactions	(1,665)	(154)
Other expenses	(495)	—

Loss before income taxes, equity method investments and non-controlling interest	(3,823)	(3,960)

Income tax benefit	26	198
Loss from equity method investments	(2,456)	(656)

Net loss	(6,253)	(4,418)
Net loss attributable to non-controlling interest	(123)	(224)

Net loss attributable to Velti	$(6,130)	$(4,194)

Revenue

Our total revenue for the year ended December 31, 2008 increased by $45.6 million, or 278%, compared to the same period in 2007. This increase was primarily the result of growth in the number of campaigns from existing customers, particularly our mobile operator customers and growth in business from new customers, including expansion of our business from existing and new customers in new geographic locations globally. During 2008 we entered into contracts with two customers, the provisions of which required us to recognize as revenue certain revenue generated from fees for media and other advertising production costs acquired on behalf of each customer for its mobile marketing and advertising campaigns in the aggregate amount of approximately $12.5 million, and separately charge the same amount of costs incurred to third-party costs. Had we been able to recognize the net revenue on these contracts, our revenue would have increased from 2007 to 2008 by $33.1 million, or 202%. During 2008, revenue from existing customers was $22.0 million, and from new customers was $40.0 million, including this $12.5 million. We had no license revenue prior to 2008.

This increase in total revenue, excluding the impact of the inclusion of the gross revenue on the two contracts described above, was driven by increased sales to existing and new customers as a result of our expanded sales team and our increased commitment to marketing activities, together with the additional revenue we were able to generate as a result of our continued standardization of products such as additional step-by-step, automated mobile marketing campaign creation templates, allowing us to further automate the marketing process and creating sales opportunities among customers with minimal technical expertise. In 2008, our revenue increased particularly from global mobile operators and secondarily from contracts with brands and advertising agencies in the financial services, retail, technology, and packaged goods industries. We also increased revenue from existing customers and generated new contracts with customers for the first time in the Middle East, South-East Asia and Latin America.

In connection with our proposed public offering in the United States, we have converted from reporting our financial results under IFRS to reporting our financial results in accordance with U.S. GAAP. We have also for the first time reviewed our historical results on a quarterly basis, having previously determined and reported our financial results on a half and full year basis only. Following these exercises, in our U.S. GAAP results, we determined that $5.9 million of the revenue generated in 2007 should be recognized in 2008 as we had not finalized contract negotiations and as a result were not able to recognize revenue until these contracts had been fully executed. We also recognized revenue in 2009 in the approximate amount of $11.9 million relating to contracts commenced, but not finalized, in 2008. Additionally, included in 2009 revenue is $4.3 million of revenue that required recognition in 2009 rather than 2008 related to a customer agreement with respect to a perpetual software license.

Third-Party Costs

Third-party costs for the year ended December 31, 2008 increased by $30.4 million, or 1,248%, compared to the same period in 2007. This increase in third-party costs represent our continued increase in revenue from campaigns for our existing customers, particularly our mobile operator customers, and growth in business from new customers, including expansion of our business from existing and new customers in new geographic locations globally. During 2008, we entered into contracts with two customers, the provisions of which required us to recognize as revenue certain revenue generated from fees for media and other advertising production costs acquired on behalf of each customer for its mobile marketing and advertising campaigns in the aggregate amount of approximately $12.5 million, and separately charge the same amount of costs incurred to third-party costs. Had we been able to recognize net revenue on these contracts, our third-party costs would have increased by $17.9 million, or 735%.

Datacenter and Direct Project Costs

Datacenter and direct project costs for the year ended December 31, 2008 increased by $5.8 million, or 202%, compared to the same period in 2007. During 2008, we continued to expand our business and invested in expanding our datacenters globally. We also expanded our business with existing customers, and accordingly we allocated more internal resources to manage our campaigns. As we continue to increase the functionality provided by our technology platform, we are able to create, manage and monitor new types of mobile marketing and advertising campaigns through technology rather than managed services, and accordingly expect our datacenter and direct project costs to decrease as a percentage of revenue in future periods.

General and Administrative Expenses

G&A expenses for the year ended December 31, 2008 increased by $2.6 million, or 63%, as compared to the same period in 2007. This increase in G&A expenses was primarily due to an approximately $700,000 increase in back office administrative personnel and personnel related costs, including human resources, finance and information technology employees in support of our expanded operations worldwide. We increased our G&A headcount over the period from 32 to 63 employees. In addition, we incurred approximately $200,000 in additional travel expenses to support our increased global operations and customer relationships, approximately $700,000 in additional professional fees and approximately $300,000 in additional information technology and facilities related costs for new offices, and expanded our presence in many of our existing offices.

Sales and Marketing Expenses

Sales and marketing expenses for the year ended December 31, 2008 increased by $2.4 million, or 42%, as compared to the same period in 2007. This increase in our sales and marketing expenses was primarily the result of our expansion of our sales and marketing organization in order to grow our business globally. We incurred approximately $700,000 and more than doubled the number of our sales and marketing personnel, increasing headcount from 33 to 68, or 106%, over the period, with new sales and marketing employees joining us worldwide, including the U.K., the U.S., Europe, Middle East and Asia. In addition, we spent approximately $700,000 and increased our commitment of additional resources to our pre-sales efforts to increase awareness of the services that we offer by participating in additional industry events and conferences. Finally, we incurred approximately $500,000 in pre-sales marketing expenses relating to new campaigns for one of our customers.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2008 increased by approximately $200,000, or 13%, as compared to the same period in 2007. This increase is primarily due to higher payroll-related expenses as we assigned more engineers to the product development and innovation groups.

Depreciation and Amortization

Depreciation and amortization expenses for the year ended December 31, 2008 increased by $1.2 million, or 40%, as compared to the same period in 2007. This increase is primarily due to our incremental capitalized software development costs.

Interest Income

Interest income for the year ended December 31, 2008 decreased by $37,000, or 20%, compared to the same period in 2007. This decrease in interest income was primarily due to lower yields generated from our cash and investment portfolio and a lower cash and investment balance maintained during 2008 compared to the prior year.

Interest Expense

Our interest expense is primarily due to our long-term borrowing arrangements. Interest expense for the year ended December 31, 2008 increased by $780,000, or 149%, compared to the same period in 2007. This increase in interest expense was primarily due to an increase in our long-term debt and short-term financings. For a description of our long-term debt and short-term financings see Note 11 to notes to consolidated financial statements. We intend to repay $53.5 million of our long-term debt and short-term financings with a portion of the proceeds from this offering.

Loss from Foreign Currency Transactions

Loss from foreign currency transactions, a non-cash item, for the year ended December 31, 2008 increased by $1.5 million as compared to the same period in 2007. This increase in loss from foreign currency transactions was primarily due to foreign exchange translation adjustments on intercompany loans for changes in exchange rates in British pound sterling, Russian roubles and Ukrainian hryvnia. The majority of the losses occurred during December 2008 when all three currencies depreciated significantly against the euro. Our intercompany loans are loans that we made in euro to subsidiaries to fund costs and expenses incurred in local currencies.

Other Expenses

Other expenses in 2008 consisted of $495,000 related to our share of the settlement of a legal proceeding in connection with certain transactions conducted by Ansible, our joint venture with IPG.

Income Tax Benefit

We recorded an income tax benefit of $26,000 on a worldwide pre-tax loss of $6.3 million for the year ended December 31, 2008. We recorded an income tax benefit of $198,000 on a worldwide pre-tax loss of $4.6 million for the year ended December 31, 2007.

Loss from Equity Method Investments

Our share of loss from equity method investments for the year ended December 31, 2008 increased by $1.8 million, or 274%, compared to the same period in 2007. This increase in our share of loss from equity method investments was primarily due to the net operating loss incurred by Ansible, which was shared with IPG. For a discussion of our equity method investments see Note 10 to notes to consolidated financial statements.

Selected Quarterly Results of Operation

The following table sets forth our selected unaudited consolidated quarterly income statement for the seven quarters ended September 30, 2010. You should read the following information in conjunction with our audited financial statements and related notes thereto included elsewhere in this prospectus. We have prepared the selected unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements included in this prospectus, and reflect all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this data. Our financial results for the seven quarters ended September 30, 2010 may not be indicative of our financial results for any future quarterly periods.

	For the Three Months Ended
	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
	(unaudited, in thousands)
Selected quarterly statement of operations data:
Revenue
Software as a service (SaaS) revenue	$14,987	$13,788	$7,573	$19,474	$7,046	$2,072	$2,373
License and software revenue	3,883	5,540	4,881	39,384	405	5,974	48
Managed services revenue	1,752	2,601	3,777	6,941	2,615	1,916	1,717

Total revenue	20,622	21,929	16,231	65,799	10,066	9,962	4,138
Costs and expenses:
Third-party costs	4,997	9,059	4,024	16,640	7,521	2,154	1,305
Datacenter and direct project costs	1,570	1,467	1,333	1,791	1,167	1,293	657
General and administrative expenses	5,882	3,909	5,371	6,974	4,437	2,858	3,118
Sales and marketing expenses	6,179	6,263	4,689	4,928	4,481	3,245	3,265
Research and development expenses	1,656	1,701	1,282	899	1,052	813	720
Depreciation and amortization	2,843	2,684	2,569	2,214	2,847	2,237	2,096

Total costs and expenses	23,127	25,083	19,268	33,446	21,505	12,600	11,161

Income (loss) from operations	(2,505)	(3,154)	(3,037)	32,353	(11,439)	(2,638)	(7,023)
Interest expense, net	(2,826)	(1,305)	(1,062)	(1,051)	(575)	(419)	(325)
Gain (loss) from foreign currency transactions	1,004	(1,195)	(861)	447	(396)	343	(380)

Income (loss) before income taxes, equity method investments and non-controlling interest	(4,327)	(5,654)	(4,960)	31,749	(12,410)	(2,714)	(7,728)
Income tax (expense) benefit	(1,110)	228	212	(1,463)	572	125	356
Loss from equity method investments	(630)	(978)	(499)	(774)	(220)	(673)	(556)

Net income (loss)	(6,067)	(6,404)	(5,247)	29,512	(12,058)	(3,262)	(7,928)
Net loss attributable to non-controlling interest	(19)	(17)	(24)	(177)	7	(50)	29

Net income (loss) attributable to Velti	$(6,048)	$(6,387)	$(5,223)	$29,689	$(12,065)	$(3,212)	$(7,957)

Our operating results may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

Quarterly Trends

In connection with our proposed public offering in the United States, we have converted from reporting our financial results under IFRS to reporting our financial results in accordance with U.S. GAAP. We have also for the first time reviewed our historic results on a quarterly basis, having previously determined and reported our financial results on a half and full year basis only. Following these exercises, in our U.S. GAAP results, we determined that a portion of the revenue generated in 2008 should be recognized in 2009, and a portion of the revenue generated in the first six months ending June 30, 2009 should be recognized in the second half of 2009.

First, we determined that approximately $18.4 million of our revenue should be recognized in the second half of 2009, rather than the first half of 2009, and primarily in the fourth quarter. Although we delivered the licenses and services associated with this revenue in the first half of 2009, we had not yet finalized contract negotiations and as a result were not able to recognize revenue until these contracts had been fully executed.

Second, included in the $38.2 million of revenue for the first half of 2010 is $3.0 million of revenue that required recognition in the first half of 2010 rather than the second half of 2009, related to a customer agreement for a perpetual software license. For this same customer, included in the $14.1 million of revenue for the first half of 2009 is $4.3 million of revenue that required recognition in 2009 rather than 2008, and primarily in the second quarter of 2009. We also recognized revenue in 2009 in the approximate amount of $11.9 million relating to contracts commenced but not finalized in 2008. Of this $11.9 million, $5.0 million was recognized in the first half of 2009, split evenly between the first and second quarters. These determinations primarily impacted our license and software and managed services revenue during this six month period.

In 2010, we have placed more focus on executing our final contracts in the same quarter that we begin delivery of our services or licenses. Consequently, in 2010, we did not, as we did in 2009, defer any significant revenue from the first half to the second half of the year.

In addition, our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.

Our total revenue for the quarter ended September 30, 2010 remained flat compared to the quarter ended June 30, 2010 due to the seasonality of our business as we expect a greater percentage of our business will come in the fourth quarter. However, on a year over year basis our total revenues increased by $34.6 million, or 143% for the nine months ended September 30, 2010 compared to the same period in the prior year. This increase in the nine months ended September 30, 2010 was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers, our expansion into new markets globally, an increase in our performance-based campaign revenue and an increase in the percentage of our customers' marketing and advertising budgets allocated to mobile.

Our SaaS revenue for the quarter ended September 30, 2010 increased by $1.2 million, or 9%, compared to the quarter ended June 30, 2010. This increase was primarily the result of growth in the number of campaigns from existing customers, the addition of new customers, an increase in performance-based campaign revenue and a change in revenue mix as we increased our focus on our SaaS pricing model. As a result, we experienced an increase in the amount of revenue generated from our SaaS pricing model and a decrease in customers purchasing license and software and managed services for the quarter ended September 30, 2010 compared to the quarter ended June 30, 2010.

Third-party costs are incurred primarily as we execute campaigns with incentives and promotional costs. These costs have generally increased over the seven quarters ended September 30, 2010 as a result of an increase in the number and the scope of these campaigns. The significant increase in third-party costs in the fourth quarter of 2009 was the result of the seasonal trends discussed above as well as costs incurred for incentives and promotional items for large campaigns that we conducted during the period. During the second quarter of 2010, we also incurred a higher amount of third-party costs due to a campaign where we were responsible for the majority of the incentives and promotional costs. We may incur third-party costs in advance of the revenue recognized on the campaigns to which such costs relate. As a result, our third-party costs have fluctuated over the seven quarters and may continue to fluctuate from period to period.

Datacenter and direct project costs generally increase as the number of campaigns increase and we allocate additional headcount to execute these campaigns.

Sales and marketing and research and development expenses generally increased over the seven quarters ended September 30, 2010 as we increased our sales and marketing headcount and allocated additional engineers from other internal business functions to the technology, innovation and product development groups to support our growth.

General and administrative expenses generally increased over the seven quarters ended September 30, 2010, as we increased our G&A personnel worldwide and expanded our operations in the United States. During the third and fourth quarters of 2009, G&A expenses also included $0.7 million and $2.1 million, respectively, in one-time costs associated with our re-domiciliation to Jersey and professional fees associated with various corporate opportunities that we considered during the period. During the first quarter of 2010, G&A expenses included $0.4 million in one-time costs associated with implementation of an enterprise resource planning software system. During the second quarter of 2010, G&A expenses reflect $0.8 million in cost savings related to a reduction in executive salaries as three of our senior executives no longer are paid a cash salary, and a reduction in discretionary spending. During the third quarter of 2010, G&A expenses increased due to $1.3 million in professional and consulting fees incurred as a result of our continuing preparation of this offering as well as our Mobclix acquisition, together with $0.5 million of additional stock compensation expense.

Adjusted EBITDA

Set forth below is a reconciliation of Adjusted EBITDA to net income (loss) before non-controlling interest, the most comparable GAAP measure, for each of the periods indicated (in thousands):

	Sep 30, 2010	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Jun 30, 2009	Mar 31, 2009
	(unaudited)
Net income (loss)	$(6,067)	$(6,404)	$(5,247)	$29,512	$(12,058)	$(3,262)	$(7,928)
Adjustments:
Income tax (benefit) expense	1,110	(228)	(212)	1,463	(572)	(125)	(356)
Interest expense, net	2,826	1,306	1,062	1,051	575	419	325
Loss from equity method investments	630	978	499	774	220	673	556
Foreign exchange (gains) losses	(1,004)	1,195	861	(447)	396	(343)	380
Depreciation and amortization	2,843	2,684	2,569	2,214	2,847	2,237	2,096
Non-cash shared-based compensation	2,920	1,482	925	(393)	915	341	429
Non-recurring expenses	—	—	—	588	820	970	410

Adjusted EBITDA	$3,258	$1,013	$457	$34,762	$(6,857)	$910	$(4,088)

See "Summary Historical Consolidated Financial Data" and footnote 5 thereto on pages 8 and 9 of this prospectus for an explanation of why we use Adjusted EBITDA.

Liquidity and Capital Resources

Since our inception we have financed our operations and acquisitions primarily through the public offerings of our ordinary shares on AIM in 2006 and 2007, our October 2009 private placement, borrowings under our bank credit facilities and cash generated from our operations. As of September 30, 2010, we had $18.8 million in cash and cash equivalents. We generally deposit our excess cash in interest bearing bank accounts, and did not have investments in marketable securities as of September 30, 2010.

On May 3, 2006, we were admitted and commenced trading in our ordinary shares on AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares were issued at a placing price of £1.00 per share, with gross proceeds of £10 million. In October 2007, we issued 3,580,000 additional ordinary shares at a price of £2.10 per share in a public offering, with gross proceeds of approximately £7.5 million. In October 2009, we issued 1,820,000 additional ordinary shares at a price of £1.60 per share, with gross proceeds of approximately £2.9 million.

As of September 30, 2010, we had $66.1 million in outstanding long-term debt and short-term financings. The effective interest rates to finance our borrowings as of September 30, 2010 ranged from 5.6% to 15%.

As of September 30, 2010, our current liabilities exceeded our current assets by $8.8 million, meaning that we had negative working capital. Since September 30, 2010 we have raised approximately $9.2 million in debt financings to provide sufficient positive working capital to fund both our operations as well as acquisitions that we have undertaken. Included in this $9.2 million is €5.0 million (approximately $7.0 million) in connection with a second drawdown of a new five year term loan. See Note 11 to notes to consolidated financial statements. Based on our current business plan, we believe that our net proceeds from this offering, together with our existing cash balances and any cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We anticipate that the use of proceeds from this offering will, in part, fund the existing needs of our operating companies in geographies that require expansion capital. In addition, any unremitted earnings from profitable subsidiaries will be used for the ongoing expansion needs in the local geographies for the foreseeable future.

If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange debt financing. Further, we may seek to sell additional ordinary shares or arrange for additional debt financing, to the extent it is available, in order to provide us financial flexibility to pursue acquisition or investment opportunities that may arise in the future, however we do not have any current agreements or commitments for any specific new acquisition or investments.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Cash generated from (used in):
Operating activities	$(8,840)	$(5,568)	$(3,277)	$3,727	$3,010
Investing activities	(16,118)	(15,017)	(20,911)	(20,655)	(11,217)
Financing activities	25,412	13,709	28,016	14,984	14,721
Effect of exchange rate fluctuations	(1,322)	2,037	1,506	(351)	2,359

Increase (decrease) in cash and cash equivalents	$(868)	$(4,839)	$5,334	$(2,295)	$8,873

In September 2010, we acquired Mobclix, Inc. and paid at closing approximately $1.1 million in cash and issued 150,220 shares to former Mobclix stockholders and creditors. We have agreed to pay an additional $8.5 million to former Mobclix stockholders no later than March 1, 2011, an additional $0.7 million in employee bonuses, and on March 1, 2012, an amount contingent upon the financial performance of Mobclix between October 2010 and December 31, 2011. The contingent payment is based upon Mobclix's gross profit and EBITDA during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments and the payments to be made during 2011. The contingent payment is payable in either cash or shares at our discretion. In addition, we have agreed to pay up to $5.0 million in cash to fund Mobclix's operations through 2011, of which $0.4 million was paid at the closing of the acquisition.

Operating Activities.    Net cash used in operating activities for the nine months ended September 30, 2010 was $8.8 million, compared to $5.6 million for the same period in 2009. The decrease in cash used in operating activities is attributable to higher prepaid third-party costs and deteriorating DSOs as discussed below, offset by an extension of accounts payables.

Net cash used in operating activities for the year ended December 31, 2009 was $3.3 million, compared to $3.7 million generated from operating activities for the same period in 2008. The decrease in cash provided by operating activities was primarily due to the acquisition of Ad Infuse, Inc. which required the infusion of significant working capital to fund losses relating to Ad Infuse, associated reorganization costs following the acquisition and delay in payments from customers due to the adverse economic climate, offset by an increase in accounts payable.

During 2009, our DSOs on trade receivables increased from 65 days to 131 days before improving to 77 days at the end of June 2010. Our DSOs declined in the nine months ended September 30, 2010 to 110 days, primarily due to outstanding amounts from five customers in the approximate aggregate amount of $5.9 million, the majority of which we have collected subsequent to September 30, 2010. The remaining amount due is from customers with whom we have a history of payment and expect to collect fully. We have not historically incurred bad debt expense, none of our significant customers have historically failed to pay amounts due to us, and we do not believe that any of the customers contributing to our increased accounts receivable aging will fail to pay us in full. In addition, our trade receivables balance increased from $24.4 million in June 30, 2010 to $38.2 million (excluding the impact of newly acquired Mobclix) in September 30, 2010 due to the timing of completing our campaigns and billing of our customers. As a result, our DSOs increased during the third quarter of 2010. However, we expect our DSOs to improve by the end of 2010 due to the increase in our fourth quarter collection efforts. We believe that our increase in DSOs is temporary and will improve as the economic climate improves and as we expand our geographic reach into North America and Asia. In addition, we are working towards enhancing our billing processes, enabling us to invoice our customers more quickly, decreasing our accrued contract receivables and enhancing our cash flow. Since early 2010, we have also enhanced our collection efforts and focused on decreasing our DSOs as part of our key performance metrics resulting in an improvement in DSOs of 131 days as of December 31, 2009 to 110 days as of September 30, 2010.

Net cash generated from operating activities for the year ended December 31, 2008 was $3.7 million, compared to $3.0 million for the same period in 2007. The increase of approximately $700,000 in cash generated from operating activities was primarily due to our growth in revenue.

Investing Activities.    Net cash used in investing activities for the nine months ended September 30, 2010 was $16.1 million compared to $15.0 million for the same period in 2009. This was primarily due to our investment in software development, which we capitalized, and investment in subsidiaries.

Net cash used in investing activities for the year ended December 31, 2009 was $20.9 million, compared to $20.7 million for the same period in 2008. The $200,000 increase in cash used in investing activities was primarily due to our investment in software development, which we capitalized, offset by a decrease in investment in subsidiaries. Net cash used in investing activities for the year ended December 31, 2008 was $20.7 million, compared to $11.2 million for the same period in 2007. The increase in cash used in investing activities was primarily due to our investment in subsidiaries during 2008, the aggressive investment plan we implemented in 2008 to invest in data centers to support our global expansion and increased customer base, and in platform-related hardware and software investments in order to enhance our platform capabilities and build an end-to-end integrated platform.

Financing Activities.    Net cash generated from financing activities for the nine months ended September 30, 2010 was $25.4 million compared to $13.7 million for the same period in 2009. The cash generated from financing activities was primarily due to our draw-down of additional borrowings under a new five year term loan in the amount of €15.0 million (approximately $21.5 million) of which €10.0 million was drawn down in August 2010, $5.0 million additional loans under the Thor Luxembourg facilities and additional funding under our working capital facilities. This was partially offset by repayment of some of our borrowings under our working capital facilities.

Net cash generated from financing activities for the year ended December 31, 2009 was $28.0 million, compared to $15.0 million for the same period in 2008. The $13.0 million increase in cash generated from financing activities was primarily due to our issuance of 1.8 million new ordinary shares to institutional and other investors in October 2009 for gross proceeds of £2.9 million, new debt financing we incurred in 2009 pursuant to our borrowing facilities with Thor Luxembourg S.à.r.L, and our draw-down on additional working capital and accounts receivable factoring facilities (all of such working capital and accounts receivable factoring facilities we expect to repay, together with the outstanding balance on our loans with Thor Luxembourg S.à.r.L., with a portion of the proceeds of this offering). None of our working capital and accounts receivable factoring facilities individually exceed $3.0 million in maximum available principal. Net cash generated from financing activities for the year ended December 31, 2008 was $15.0 million, compared to $14.7 million for the same period in 2007. The net increase in cash generated from financing activities during 2008 was primarily due to the proceeds from our borrowings during 2008.

As of March 31, 2010, we were not in compliance with the financial covenant under the facilities with Thor Luxembourg S.à.r.L. relating to the required ratio of cash flow to debt service. However, Thor Luxembourg S.à.r.L. has waived noncompliance of this covenant through July 1, 2011.

In August 2010 we entered into a new five year term loan in the original principal amount of €15.0 million (approximately $21.5 million). We have fully drawn down all principal under this loan.

We have transferred certain trade receivables to financial institutions that are accounted for as secured borrowings and included in our short-term financing. The transferred receivables serve as collateral under the receivable sales facilities. The carrying value of the collateralized receivables approximates the carrying value of the equivalent secured borrowings.

As of September 30, 2010, we had pledged $9.1 million of our accounts receivable as security against long-term debt and short-term financings and issued group guarantees for long-term debt and short-term financings of $27.5 million. As of December 31, 2009, we had pledged $7.6 million of our accounts receivable as security against long-term debt and short-term financings and issued group guarantees for the long-term debt and short-term financings of $16.1 million. As of December 31, 2008, we had pledged $2.9 million of our accounts receivable as security against short-term loans and issued group guarantees for the short-term financings of $7.0 million.

For further information about our outstanding long-term debt and short-term financings, see Note 11 to notes to consolidated financial statements.

Although we have an overall accumulated deficit of $21.3 million, we have unremitted positive earnings in certain jurisdictions of approximately $38.3 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on the ability to remit dividends, including: (1) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (2) each company with unremitted earnings may not have sufficient cash available to make such a distribution.

Contractual Obligations

Our contractual obligations and other commitments as of September 30, 2010 were as follows:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
	(in thousands)
Borrowings	$67,100	$52,827	$672	$13,601	$—
Interest payment obligations(1)	7,566	3,730	2,847	989	—
Operating lease obligations	9,002	2,095	4,661	2,246	—
Mobclix deferred obligation	9,224	9,224	—	—	—

Total	$92,892	$67,876	$8,180	$16,836	$—

(1)
Interest payment obligations are based on September 30, 2010 interest rates as disclosed under "Use of Proceeds" on pages 37-38.

Not included in the table above is a payment for contingent consideration related to our acquisition of Mobclix. The contingent payment is based upon Mobclix achieving certain gross profit and EBITDA targets during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011. The contingent payment, if due, will be paid in cash or shares of our capital stock, the amount and form of payment will be determined at the date of payment. This amount was not included in the table above due to our inability to predict the amount and timing of the cash portion of the payment. See Note 7 to our consolidated financial statements contained elsewhere in this prospectus.

Operating lease obligations consist of future minimum payments under non-cancellable operating leases. The table above reflects only payment obligations that are fixed and determinable. We expect to repay borrowings in the aggregate amount of $53.5 million from the net proceeds of this offering.

Contingent Obligations and Off-Balance Sheet Arrangements

On September 30, 2010, upon the acquisition of Mobclix we paid at closing approximately $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with an estimated fair value of $1.4 million. The estimated fair value per share of £6.12 ($9.62) was based on the closing price of our ordinary shares on AIM on the date of acquisition, September 30, 2010. We have agreed to pay an additional $8.5 million in cash or ordinary shares no later than March 1, 2011 as well as an additional $0.7 million in employee bonuses. Additionally, we have agreed to pay, on March 1, 2012, an amount contingent upon the financial performance of Mobclix between October 2010 and December 31, 2011. The contingent payment is based upon Mobclix achieving certain gross profit and EBITDA targets during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011. We have recorded the acquisition-date estimated fair value of the contingent payment of $7.7 million as a component of the consideration transferred in exchange for the equity interests of Mobclix. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred, discounted at 27.5%, the weighted average cost of capital for the Mobclix transaction. The fair value of the contingent payment will be remeasured at each reporting date and the change will be reflected in our consolidated statement of operations. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $297,000 and were expensed as incurred.

We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign in order to secure our guarantee of minimum net revenue or to cover the costs of a campaign. As of September 30, 2010 and December 31, 2009 and 2008, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.1 million (unaudited) $7.0 million and $5.5 million, respectively. The guarantees are short-term in nature and expire once minimum revenue levels have been achieved in the campaign. As of September 30, 2010, all guarantees associated with prior years had expired. Throughout the periods in which we have obtained third party bank letters of guarantee, none of such bank guarantees have ever been drawn down. Since the probability that execution on these guarantees will occur is remote, we have determined that the fair value of the guarantees is immaterial. Accordingly, we made no accruals for expenses related to its performance guarantees for any period presented.

Recent Accounting Pronouncements

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance eliminates previous exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The revised guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the other provisions. The revised guidance was effective for the fiscal year beginning January 1, 2010 and it had no material impact on our financial statements.

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple-deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor-specific objective evidence (VSOE) and third party evidence (TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures and is effective for fiscal years beginning on or after June 15, 2010. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently assessing the impact, if any, that the adoption of this update will have on our consolidated financial statements and disclosures.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.

Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.

Foreign Currency Risk

Our reporting currency is the U.S. dollar. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As of September 30, 2010, we had operations in Europe, including Greece, the U.K., Bulgaria and the Ukraine, the U.S. and joint ventures or equity investments in China and India. Our reporting currency is the U.S. dollar, although the functional currency of our subsidiaries include the U.S. dollar, euro, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee and Chinese yuan. Personnel and facilities-related expenses are incurred in local currencies, although substantially all of our other expenses are incurred in the U.S. dollar or euro. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies against the U.S. dollar or the euro. Therefore, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar or the euro, and foreign currency exchange rate fluctuations may adversely affect our financial results in the future.

In 2009, approximately 75% of our revenue was payable in euros, although this concentration has decreased during 2010 to approximately 72% as of September 30, 2010. Accordingly, we expect euros to continue to comprise a smaller percentage of our revenues by the end of 2010 as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will negatively impact revenue but positively impact costs and expenses, as reported in U.S. dollars. Any decline in the value of the dollar compared to the euro will positively impact revenue and negatively impact costs and expenses, as reported in U.S. dollars.

We currently do not plan to enter into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted.

Interest Rate Risk

We are exposed to interest rate risk related to the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates. We are also subject to market risks due to fluctuations in interest rates on our debt. Increases in interest rates will increase the cost of borrowing and our interest expense. Accordingly, fluctuations in interest rates can lead to significant fluctuations in the fair value of these debt instruments.

Our financial obligations are primarily denominated in euros and interest expense is generally calculated based on floating interest rates that are linked to Euribor. Based on our outstanding financial obligations as of September 30, 2010, a potential movement in Euribor by +/- 1% would result in an immaterial incremental interest charge. Our accounts receivable and payable are non-interest bearing. Had the current interest rates been increased or decreased by 1% and all the other variables remained constant, our profits for the year ended December 31, 2009 would have decreased or increased by approximately $160,000 and our loss for the nine months ended September 30, 2010 would have decreased or increased by approximately $670,000.

Credit Risk

We do not have significant concentrations of credit risk relating to our trade receivables and cash investments, and we review the creditworthiness of our customers in connection with our contracting activities. The majority of our credit risk as of September 30, 2010 is attributable to trade receivables and accrued contract receivables amounting to $62.4 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.

Liquidity Risk

Our financing requirements have significantly increased due to the expansion of our business, which has in the past been funded primarily through proceeds received from public offerings of our ordinary shares on AIM and debt financings. Nevertheless, we monitor our risk to a shortage of funds using a recurring cash flow planning model. Our objective is to maintain a balance between continuity of funding and flexibility through the availability of bank credit lines and the generation of positive operating cash flows.

Business

Overview

We are a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, together to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel. For the nine months ended September 30, 2010, over 600 brands, advertising agencies, mobile operators and media companies, including 13 of the 20 largest mobile operators worldwide, based on number of subscribers, used our platform to conduct over 1,500 campaigns. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. We have run campaigns for brands, advertising agencies, mobile operators and media companies such as AT&T, Vodafone, Johnson & Johnson and McCann Erickson.

We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands, advertising agencies, mobile operators and media companies to plan, execute, monitor and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.

Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 1.3 billion new data facts daily.

We believe the mobile device is emerging as the principal interactive channel for brands to reach consumers since it is the only media platform that has access to the consumer virtually anytime and anywhere. This is further driven by the continued growth of wireless data subscribers, the proliferation of mobile devices, smartphones and advanced wireless networks, and the increased provision of third party mobile content, applications and services. Increasingly, brands and advertising agencies are recognizing the unique benefits of the mobile channel and they are seeking to maximize its potential by integrating mobile media within their overall advertising and marketing campaigns. Our platform allows our customers to focus on campaign strategy, creativity and media efficiency without having to worry about the complexity of implementing mobile marketing and advertising campaigns globally.

Our total revenue has grown to $90.0 million for the year ended December 31, 2009, an increase of 45% from $62.0 million for the year ended December 31, 2008, and an increase of 278%, from $16.4 million for the year ended December 31, 2007.

For the nine months ended September 30, 2010, our total revenue was $58.8 million, an increase of $34.6 million, or 143%, compared to the same period in 2009.

Industry Background

Our industry is broadly divided into two separate but complementary activities: "advertising" and "marketing." Advertising raises awareness and fosters positive perceptions of a product, service or company through brand-building or individually-targeted campaigns, including television, print, radio, outdoor advertising, online and mobile campaigns that promote a specific product or service. In contrast, marketing activities occur once the consumer decides to interact with the brand, and are focused on convincing the consumer to take action, for example request information, opt-in to a campaign, or make a purchase.

The marketing and advertising industry is currently in a period of transition. Businesses that sell products and services, which we refer to as "brands," such as AT&T Inc., General Motors Company, Johnson & Johnson, PepsiCo, Inc., Unilever plc, and Vodafone Group plc, need to reach and engage consumers more cost effectively. Advertising agencies that are responsible for promoting their clients' brands across all media want to improve response rates, better meet their clients' campaign objectives and take advantage of data collection and analytics across all media platforms. Mobile operators, which can also act as brands, control the underlying mobile data infrastructure and media delivery channel and need to maximize revenue by increasing average revenue per user, reducing subscriber churn, enhancing brand loyalty and efficiently sell mobile advertising inventory. Other participants in the industry include advertising networks, which aggregate and match demand for advertising space with available inventory, and publishers and media groups, which need to improve monetization of their interactive or traditional media assets across all media platforms, including mobile.

Historically, these participants have struggled to meet their marketing and advertising objectives via traditional impression-based media. Mobile marketing and advertising campaigns offer the ability to reach broad, global audiences cost effectively, leveraging interactive, targeted and measurable campaigns that combine brand building with direct consumer response. As a result, brands, advertising agencies, mobile operators and media companies are increasingly turning to mobile media.

Mobile devices have become one of the most widely used means of communication globally. Significant technological advancements have and are continuing to provide mobile users with increased access to features previously available only on PCs, such as Internet browsing, email and social networking. As mobile devices have evolved, they have begun to enable brands and advertising agencies to interact with consumers virtually anytime and anywhere, optimizing engagement with other traditional media while lowering the cost of customer acquisition and retention.

As a result, mobile devices have emerged as an important media method for brands and advertising agencies to interact with consumers. According to ABI Research, mobile marketing and advertising spending is expected to increase from $1.64 billion in 2007 to nearly $29 billion in 2014. We believe this growth is attributable to the following drivers:

Continued growth in the number of wireless data subscribers globally.    The number of consumers accessing the Internet and data services through their mobile device is rapidly increasing, driven by operators offering flat-rate data plans as well as the deployment of next generation wireless data networks and advances in mobile devices. Moreover, a growing number of consumers use the mobile device as their primary means to access the Internet. According to Informa Telecoms & Media, the total number of mobile subscriptions across the globe will rise from over 4.7 billion at the end of 2009 to over 6.7 billion at the end of 2014.

Proliferation of smartphones and advanced wireless networks.    Mobile device manufacturers are rapidly introducing advanced, converged mobile computing devices, commonly known as smartphones. Smartphones have faster processors, increased memory and larger, high-resolution screens and are capable of supporting advanced operating systems and rich media applications. Additionally, mobile operators continue to invest in next generation wireless data networks, enabling the delivery of interactive personalized digital media to the mobile device.

Increased provision of third party mobile content, applications and data services.    Mobile operators traditionally limited the ability of subscribers to access third party services, but more recently have been enabling third party content, application and data services in an effort both to retain their current subscriber base and increase subscriber and mobile data revenue growth. This increased flexibility allows consumers directly and more freely to access Internet content from their mobile devices without going through the mobile operator's portal, a practice commonly referred to as off-deck content browsing.

Mobile marketing and advertising also offer certain unique benefits to brands, advertising agencies, mobile operators and media companies. These benefits include the ability to:

Reach, target, engage and retain consumers.    Unlike other media platforms, mobile devices cover a very large installed base and enable access to consumers virtually anytime and anywhere, allowing real time interaction and engagement. By using a mobile device, campaigns can be further targeted to consumers based on interest, demographic profile and behavioral characteristics, thereby enabling brands, advertising agencies, mobile operators and media companies to effectively engage consumers in interactive, measurable advertising and marketing campaigns. This creates a more 'sticky' environment in which brands and advertising agencies can have more extensive and interactive communication with consumers, and offer campaigns that are more relevant to consumers. Furthermore, our solutions may be tailored to the needs of certain industries such as fast moving consumer goods, pharmaceuticals, financial, travel and entertainment, thereby enabling the relationship between the brand and the consumer to strengthen by increasing the relevancy of the campaign and usefulness of the services.

Measure the consumer engagement.    Unlike other media platforms, the mobile device is used by the consumer more frequently and over longer periods, providing greater opportunities to generate data on where, when and how a consumer responds to a marketing or advertising message. Brands, advertising agencies, mobile operators and media companies can leverage this data to motivate a specific consumer action (e.g., a product purchase) at critical moments (e.g., when choosing between products) or at a distinct location (e.g., a nearby retailer).

Integrate, measure and optimize engagement with traditional media.    Through the mobile device, multi-channel marketing and advertising campaigns involving multiple types of media, including television, print, radio and outdoor advertising, can be integrated and accurately measured, resulting in improved returns on overall marketing and advertising spending. For example, an outdoor advertisement can direct a consumer to request information, enter a contest, or redeem rewards, loyalty points or coupons by responding to a mobile text message or short code featured in the advertisement. By responding, consumers create measurable activity that enables the evaluation of the effectiveness of the outdoor advertisement.

Industry Challenges

Notwithstanding the market opportunity and the unique benefits provided by mobile marketing and advertising, brands, advertising agencies, mobile operators and media companies have faced significant challenges in delivering global, comprehensive and cost effective mobile marketing and advertising campaigns, including the following:

The industry is highly complex with many disparate participants and point solution providers.    The diversity of industry participants, including advertising networks, publishers, media groups and mobile operators, has made it difficult for brands and advertising agencies to efficiently and effectively incorporate mobile media as a significant part of their marketing and advertising budgets. Although there are numerous local point solution providers, few participants offer a comprehensive, integrated platform with global reach. As a result, it can be difficult and costly to execute a standardized and seamless roll-out of a multi-national mobile marketing and advertising campaign without requiring significant resources to technically integrate, aggregate and reconcile data from various local independent single point solution providers.

A diversity of mobile operators and devices has resulted in significant technical complexity.    There are hundreds of mobile operators globally, each with unique specifications such as different browsers and mobile data gateway configurations. There are also many different mobile devices, each with separate hardware, software and service delivery configurations. This combination, together with the proliferation of rich and interactive online content, increases the complexity for brands and advertising agencies seeking to implement global mobile marketing and advertising strategies. Brands and advertising agencies have had to adapt content and manage global marketing and advertising campaigns that are compatible with each of these different operator specifications and mobile device capabilities, increasing the cost and reducing the measurability of global campaigns. Brands, advertising agencies, mobile operators and media companies are increasingly seeking technology solutions that are easy to implement without technological expertise.

Measuring campaign performance can be difficult.    Brands, advertising agencies, mobile operators and media companies ideally need to obtain, compare and analyze campaign performance data in real time in order to optimize the effectiveness of the campaign and effectively allocate their marketing and advertising budgets. The proliferation of new media formats and channels, and the need to integrate, compare and analyze campaign performance data across media types from different providers, has limited the ability to measure the overall campaign performance. Additionally, brands, advertising agencies, mobile operators and media companies have had to rely on third party mobile ad networks to serve campaigns, which retain the campaign data in their own internal systems, increasing cost and limiting the ability to effectively measure the underlying campaign and optimize its success.

Consumer data protection and regulatory requirements have increased the complexity and cost of large scale, multi-national marketing and advertising campaigns.    Marketing and advertising campaigns must comply with regulations and best practices regarding data collection and consumer privacy that may restrict data collection and management that have been adopted by a number of countries and mobile operators. For example, certain European countries require that personal data remain in the country in which it is collected from the consumer. As a result, a marketing and advertising campaign complying with applicable regulations becomes complex and costly to integrate simultaneously across multiple countries, and may require that both primary and back-up storage be maintained within a country or region.

As a result of these challenges, brands, advertising agencies, mobile operators and media companies have been frustrated in their ability to develop integrated, comprehensive mobile marketing strategies effective across all media. We believe that brands, advertising agencies, mobile operators and media companies seeking to implement more precisely targeted, interactive and measurable marketing and advertising campaigns need an integrated, easy-to-use, end-to-end campaign management platform that can leverage the unique capabilities of interactive digital media, and in particular mobile media, to improve the return on marketing and advertising investments.

The Velti Solution

Our proprietary Velti mGage platform addresses the challenges in delivering global, comprehensive and cost-effective mobile marketing and advertising campaigns by providing the following benefits:

End-to-end, global integrated mobile marketing and advertising campaign platform.    We believe we are the largest independent, end-to-end mobile marketing and advertising campaign platform provider. We have made significant investments in our platform in order to integrate and manage multiple carrier platforms, multiple standards, and support for thousands of types of mobile devices, including smartphones and mobile tablet computers. Our open architecture allows third party solutions to be seamlessly integrated into our platform, enabling the integration, comparison and analysis of user activity data from different providers. Our breadth of functionality and global reach enable us to be a leading one-stop-shop for brands, advertising agencies, mobile operators and media companies looking to deliver multi-national mobile marketing and advertising campaigns without requiring significant resources coordinating various, local single point solution providers. We offer customers the following:

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  Ad Planning and Buying.  We provide both media buyers and planners a platform that allows the booking, optimization and tracking of mobile advertising and marketing campaigns. We also allow them to use mobile devices as a feedback channel to track the effectiveness of traditional media channels, including TV, print, outdoor, radio, and Internet-based media. These traditional channels thus become more measurable. We also allow our customers to create targeted campaigns that span different mobile media, including text, mobile Internet, video, audio and mobile applications, such as games, and then track the effectiveness of each campaign.

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  Ad Serving and Mediation.  Our ad serving and ad mediation technology manages and optimizes mobile advertising campaigns. Our mobile operators and media customers can set rules to control the impressions they deliver based on demographic information, location, and mobile device. They may also use a single, intuitive online interface to assess campaign performance using near real-time data and further adjust campaign delivery. Our ad router simplifies mediation and increases advertising revenue by improving network optimization and sell-through rates.

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  Large Scale Campaigns.  Our large scale campaigns reach mass audiences and also create permission marketing (opt-in) communities by recruiting consumers for future targeted mobile marketing programs. We have organized and managed large scale campaigns for more than 20 operators in four continents through offering; targeted consumer questions to help the mobile operator understand and segment their customer base; games and activities that encourage consumer participation; and additional promotional opportunities for the mobile operator that are incorporated into the consumer experience.

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  Permission-Based Advertising.  We work with mobile operators and media companies to create new advertising inventory through permission-based programs. These programs include marketing and technology to encourage consumers to opt-in to receive targeted and qualified advertising offers. Strict opt-in and opt-out procedures are followed and rewards are provided to consumers in coordination with our customers. Advertising inventory is aimed at major consumer brands and advertising agencies thus ensuring high quality and relevance. These programs enable mobile operators to both increase their revenue and enhance the retention of their customers.

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  Loyalty Programs.  Through our "Top Codes" program, we allow mobile operators to reward subscribers for topping-up their pre-paid mobile account or spending above a predetermined amount on their mobile bill, both with the goal of leading to higher recurring consumer spending and greater consumer loyalty. Through the "Velti Mobile Communities" program, we help mobile operators and marketers create mobile communities that help retain, manage, and grow their consumer base. Mobile communities are formed from an opt-in database that supports a broad range of loyalty programs and mobile advertising and marketing interactions. The database's value is maximized by the collection of detailed subscriber information.

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  Mobile Portals.  We build and manage mobile portals or provide mobile websites and landing pages within existing portals. Our Velti Mobile Portal solutions help mobile operators and media companies offer premium content to consumers with the goal of improving loyalty, subscriber interaction and the user experience.

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  Multi-Channel Marketing Activities.   We address multi-channel marketing by supporting community activities through a combined web, mobile web, SMS and third party social networking single community structure, marketing and content program. This builds thematic operator and brand communities. Subscribers may push, pull, publish and distribute content to other established online social networks (e.g. Facebook, Twitter) via their mobile handset or through a single point from within their online accounts with the goal of fostering a community that becomes an interactive arena for the introduction of new services, branded promotions, incentives and contests.

Integration and measurability across all media types.    Our platform allows brands, advertising agencies, mobile operators and media companies to integrate the benefits of mobile media interactivity with traditional, impression-based media including television, print, radio and outdoor advertising in order to enhance the tracking and measurability of traditional media. Our platform is compatible across multiple media formats, and optimizes rich media and interactive online content. For example, we completed a campaign with BabyCenter for Johnson & Johnson where pregnant women were asked to text their expected due date to a short code. This allowed BabyCenter to send targeted information and offers corresponding to the applicable stage of the pregnancy. The campaign also allowed expectant mothers to join a mobile local area support network for pregnant women, and an opportunity to register for mobile alerts, thus increasing brand loyalty.

Enhanced measurement and analysis of marketing campaign effectiveness.    Our Velti mGage analytics and measurement software modules provides end-to-end tracking and reporting of consumer engagement in response to marketing campaigns, across all media platforms, including traditional, online and mobile. Our platform also easily integrates, compares and analyzes performance data from different point solution providers to enhance the ability to measure the overall campaign performance. Our customers are able to view the entire breadth of consumer engagement and then make data-driven decisions to refine their execution of marketing and advertising campaigns in real time. This increases the effectiveness of the campaign, and, ultimately, our customers' return on investment.

Optimization of marketing and advertising campaigns as a result of deep operating expertise and breadth of customer data.    Our interactions with hundreds of brands, advertising agencies, mobile operators and media companies have provided us with deep industry expertise. During the first nine months of 2010, we conducted more than 1,500 marketing and advertising campaigns, providing us with unique insight on how to optimize campaigns based upon a variety of targeting data, including geography, demographics, behavior, time of response and message content. In addition, our proprietary databases and analytics platforms, including those we have acquired recently, are able to process, analyze and optimize more than 1.3 billion new data facts daily. We have a team of innovation engineers skilled in dedicated analytics that processes and analyzes data to enable campaigns to leverage the performance data received from one campaign to the next.

Easy-to-use, automated mobile marketing and advertising campaigns through a data-driven platform.    We automate the marketing process by allowing our customers to design and implement global mobile marketing and advertising campaigns with minimal technical expertise. We have developed both an easy-to-use, drag-and-drop interface, as well as 70 step-by-step, automated mobile marketing campaign creation templates, corresponding to tested best practices, which enable brands, advertising agencies, mobile operators and media companies to run a mobile campaign without technical expertise. Additionally, our platform, and our geographically dispersed data centers, enable marketing and advertising campaigns to easily comply with regulations and best practices regarding data collection and consumer privacy across multiple countries, further reducing the overall cost of the campaign for our customers.

Scalable and flexible business model.    We believe that the combination of our scalable and flexible business model and the application of our flexible pricing model allow us to align our interests with our customers' mobile marketing and advertising needs. With our flexible pricing model, we may charge a SaaS usage fee (based on the modules of our platform that customers are using), a transactions-based or performance-based SaaS fee (based upon the achievement of certain performance metrics), a license or software fee or an efforts-based fee for managed or professional services.

Our Strategy

Our objective is to be the leading global provider of mobile marketing and advertising solutions across multiple media. We intend to make it easier and more cost effective for brands, advertising agencies, mobile operators and media companies to take advantage of the unique benefits of mobile marketing and advertising campaigns, thereby further facilitating the growth in this market. The principal elements of our strategy are to:

Capitalize upon existing customer relationships and acquire new customers as our market expands.    We intend to capitalize on our deep, trusted customer relationships to broaden the adoption of our solutions as our customers' mobile marketing and advertising budgets and campaign requirements increase over time. We also intend to aggressively acquire new customers, educating them regarding the benefits of mobile marketing and advertising, the breadth and uniqueness of our solutions, and our ability to satisfy their global marketing and advertising campaign requirements.

Deepen existing and add new advertising agency relationships.    Advertising agencies provide important strategic advice to brands on the execution of marketing and advertising strategies while brands often delegate control to an advertising agency over a significant portion of the brand's marketing and advertising budget. We intend to continue to build and deepen our relationships with advertising agencies by continuing to increase our dedicated agency sales force, to enable us to accelerate the acquisition of new brands and deepen our relationships with existing brand and media customers.

Grow revenue and enhance profitability by emphasizing the marketing portion of mobile campaigns.    Mobile marketing enables brands and advertising agencies to engage and build long-term relationships with consumers, which we believe causes the market opportunity for mobile marketing to be greater than the market for mobile advertising. Our fully integrated marketing and advertising platform allows our customers to use both mobile and traditional media to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into customers by triggering a desired action and actively manage the relationship with the consumer through the mobile channel. By focusing on the entire campaign lifecycle, we are positioned to take advantage of the significant marketing budget dedicated to maintaining customer relationships and marketing additional goods and services to existing customers.

Enable our platform by addressing technology shifts in mobile devices and computing.    We believe the mobile device marketplace by its nature undergoes constant change as new technologies and products emerge. In particular, we believe that smartphone devices as well as tablet computers with mobile capabilities are growing and becoming increasingly important components of mobile communications. We devote significant resources to address this evolving technology landscape with robust application interfaces for our platform that ensures we will be well positioned to address the mobile marketplace as consumer device preferences evolve.

Extend our leadership position by continuing to invest in our platform.    We believe that the technical capabilities of our platform significantly surpass the ability of our competitors to provide brands, advertising agencies, mobile operators and media companies a comprehensive view of a consumer's interaction and engagement across a variety of media. Our recent research and development activities have been focused on enhancements to our platform, resulting in the release of our Velti mGage platform, an online, fully integrated end-to-end mobile marketing and advertising platform launched in January 2010. We intend to continue to invest in, and enhance the functionality of Velti mGage and develop new technology solutions to further strengthen and broaden our end-to-end platform. Generally, we target new releases of our software every eight weeks to meet the evolving needs of our customers and address potential new customers and markets.

Encourage the adoption of our platform by third parties.    Our Velti mGage platform provides a scalable, open architecture platform with application programming interfaces, or APIs, that allows third parties, including content delivery platform providers, application providers, campaign optimization specialists, mobile ad networks, and analytic and billing providers, to use the Velti mGage platform to execute marketing and advertising campaigns as well as to create new business opportunities and technology innovations. We have designed our platform to become central to the creation of a connected, global mobile marketing and advertising marketplace, and we believe that this platform will form the basis for a global mobile marketing and advertising ecosystem.

Continue global expansion and strategically pursue partnerships and acquisitions.    We intend to continue our geographic expansion into additional markets over time as needed in order to support our current and prospective customers and to expand our business. In addition, we will continue to evaluate and pursue strategic partnerships and acquisitions, to further strengthen our platform, increase our geographic presence, expand relationships and enter into adjacent markets. Examples of types of opportunities we have pursued include our:

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  acquisition of Mobclix;

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  acquisition of Media Cannon;

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  acquisition of Ad Infuse;

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  acquisition of M Telecom;

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  joint venture with The Interpublic Group of Companies, Inc. to form Ansible Mobile;

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  joint venture with HT Media in India to form HT Mobile Solutions; and

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  minority investment and partnership with Cellphone Ads Serving E-Exchange, or CASEE, in China.

Our Platform

The Velti MIR Framework

The Velti MIR framework — Media-Interaction-Response — is our approach to addressing the fundamental marketing processes of Reach, Engage, Convert, Analyze and Remarket. The MIR framework addresses all aspects of mobile marketing, from planning, to granular targeting, buying media, building a dialogue with the target audience, and converting the target audience into customers. The MIR framework can then track and measure the performance of the entire interaction in order to continue the dialogue and secure the consumer's loyalty. Velti mGage, a complete solution to power end-to-end mobile marketing and advertising campaigns, provides the tools to enable the MIR framework across all phases of mobile marketing.

In January 2010, we launched Velti mGage, an enhanced release of our platform providing an online, fully integrated mobile marketing and advertising platform. Velti mGage is built on a modular architecture designed to handle the full life cycle of mobile marketing and advertising, including campaign and media planning, ad serving and routing, mobile websites, marketing, CRM, analytics and reporting requirements, in one end-to-end platform.

Velti mGage Command (Mobile Media Planning and Buying).    The Velti mGage Command includes a campaign manager and media planner allows brands, advertising agencies, mobile operators and media companies to plan, book, optimize and track their mobile advertising and marketing campaigns. It includes requests for proposals management as well as the tools necessary to track end-to-end effectiveness of different media channels (including non-mobile channels such as traditional and Internet-based media) and different mobile marketing implementations. The Velti mGage Command provides the ability to plan and track the performance of all mobile, traditional, and Internet-based media campaigns and enables the planning, execution and optimization of campaigns over the campaign lifecycle and across a variety of different mobile media, including text, mobile Internet, video, audio and mobile applications such as games. It can also track the effectiveness of each media buy to determine the cost per acquisition.

Velti mGage Reach.    Velti mGage Reach manages advertising inventories and targeted media buys for advertisers and publishers. Velti mGage Reach consists of two component modules:

  Velti mGage Ad Server.    The Velti mGage Ad Server allows brands, advertising agencies, mobile operators and media companies, as well as advertisers and publishers, to manage mobile advertising campaigns and advertising inventory on a high performance mobile ad server through an intuitive online graphical user interface. Our advertising insertion technology enables the delivery of targeted, personalized advertisements into any media format, including text, mobile websites, video, audio and mobile applications such as games, to any mobile device. Inventory management allows publishers to present their inventory to advertisers in the manner most likely to maximize revenue and enable advertisers to reach their target audience and achieve their campaign goals using the most effective content.

  Velti mGage Ad Router.    The Velti mGage Ad Router enables our customers to optimize yield by managing mobile advertising inventory across multiple sales channels. It also manages the time, location and amount of inventory to be allocated from the publisher to an advertiser based on its selected criteria. It enables cross-medium services using the same content, thus facilitating convergence and optimizing content usage. It also enables management of inventory allocation and control of the acquisition and maintenance of advertising content, allowing the publisher to control terms and access to advertising inventory. Additionally, content owners and editors can easily add and update content. The Velti mGage Ad Router manages customer profiling data and provides the ability for the publisher to manage access to personalization data by the advertising networks.

Velti mGage Create (Mobile Site Builder, App Builder and Content Management).    The Velti mGage Create enables the design and development of mobile applications, mobile portals, landing pages and micro-sites via a drag and drop graphical user interface. Mobile website pages are designed once, and dynamically rendered to optimize pages for individual devices without the need to repeatedly optimize the same content across thousands of types of mobile devices and networks. Mobile sites can be developed to enable activities such as targeted views of customer product information on mobile applications, download mobile content, register to join a mobile club, click through promotional banners to find out about sponsored activities or engage in sponsored incentives and sweepstakes. In addition, content can be shared across various media channels and adapted for mobile use, and is easily integrated with Velti's ad serving and marketing products. Velti mGage Create is integrated with Velti mGage Measure to provide the customer with detailed information and metrics regarding consumer response to the website or portal.

Velti mGage Interact:    Velti mGage Interact provides core customer relationship management functionality to enable brands and advertising agencies to build engagement with their customers. Velti mGage Interact consists of two components:

  Mobile Marketing Suite—Enables non-technical brand marketers or agency staff to quickly create, execute and monitor mobile marketing and advertising campaigns, from the simplest opt-in text messaging campaign to branded mobile communities and loyalty clubs using a template-driven solution. It offers multiple ready-to-use campaign templates that enables the launch of different mobile campaign activities quickly. It empowers the customer to build interactive campaigns in minutes and manages short codes and key words without any carrier interaction. The Velti mGage Mobile Marketing Suite supports key mobile channels and includes a suite of marketing activities, including:

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  text to win;

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  promotions contained on product packaging;

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  couponing, alerts and tips;

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  user generated content, including content where users insert images or video taken in front of a green screen into standardized content;

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  opt-in contests; and

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  mobile communities.

  CRM—Allows brands, advertising agencies, mobile operators and media companies to create and manage a customer opt-in database for advertising, data mining and customer relationship management, or CRM, purposes. The Velti mGage Interact's CRM capability provides a mechanism for tracking customer information by enabling campaign management functions including:

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  identifying target groups within the customer base according to selected criteria or demographics;

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  sending mobile campaign-related material (such as information on special offers) to selected recipients; and

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  tracking, storing and analyzing campaign statistics, including tracking responses and analyzing trends.

  The Velti mGage Interact CRM functionality includes tools to enable marketers to extend their online and offline CRM strategies to mobile applications. It provides for the easy creation of finely segmented mobile CRM databases, automated segmentation based on historic customer responses, and member registration via multiple channels, including messaging, Internet and mobile internet. It also supports multiple mobile media, including SMS, MMS and wireless application protocol, or WAP, to consumers and provides full control of consumer message flow. A flexible application programming interface layer allows partners to connect our CRM component with mobile and Internet registration pages and SMS and MMS service centers.

Velti mGage Measure.    Velti mGage Measure provides end-to-end tracking and reporting of consumer behavior and engagement across media platforms, including traditional, online and mobile. Customers are able to view the entire breadth of consumer engagement and then make data-driven decisions to refine their execution of marketing and advertising campaigns. Velti mGage Measure provides extensive reports in the form of personalized, dynamically configured dashboards, overview data and graphs in an intuitive display of key site metrics, regardless of the mobile website building tool used by the customer, designed to provide information on unique visitor identification, handset capabilities, geography and network recognition. Examples of data presented include:

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  the number of site visits by page, time period, country/state, mobile operator, device model/screen size;

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  the number of unique visitors per page, time period, county/state, mobile operator, device model/screen size;

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  user profile statistics per page, time period, county/state, mobile operator, device model/screen size;

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  entry, exit pages, funnel tracking and click through paths to track visitor behavior; and

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  responses to traditional media campaigns, such as television, print, radio and outdoor advertising, plus online and mobile marketing and advertising campaigns, all tracked and reported on one consolidated platform.

Our enabling technologies used with our platform include:

Third Party Application Development.    Velti's Software Development Kit, or SDK, allows application developers to connect their applications to the Velti Ad Server and Ad Router product by providing a ready-to-use SDK. The SDK interfaces with operating system features and native applications on a handset, allowing new click-to-actions, such as click-to-mail, click-to-map, and click-to-applications. It includes ready to use creative advertising for applications such as expandable banners, shake-to-animate advertising, full screen interstitials and tickers.

Content Management System (CMS).    Velti's Content Management System, or CMS, allows carriers and publishers to create, manage, transcode, present and deliver all mobile content (text, images, audio, video, java games and applications) on a scalable, robust platform. It features multi-way content ingestion (file uploads, HTTP requests and RSS feeds), advanced digital rights management to protect downloaded content rights, content lifetime management (insertion, approval, expiration and archiving), ready integration with other content sources and performance monitoring troubleshooting tools.

Customers

For the nine months ended September 30, 2010, over 600 brands, advertising agencies, mobile operators and media companies, including 13 of the 20 largest mobile operators worldwide based on number of subscribers, used our platform to conduct over 1,500 campaigns. We have the ability to conduct campaigns in over 30 countries and reach more than 2.5 billion global consumers. Brands may engage us either directly, or through an advertising agency. In circumstances where an advertising agency is involved, the advertising agency may either be responsible for our engagement or the brand may have directed its advertising agency to use our services. We work with nearly all major advertising agencies and our relationships with advertising agencies generate projects for us worldwide and provide scalability to our sales effort. For our mobile operator customers, who tend to have more mature mobile marketing strategies, we enable the operator to create new areas of revenue growth, as well as work with the operator as a brand to reduce customer churn and increase their average revenue per user.

Technology and Operations

Our proprietary technology platform is the cornerstone of our business and we believe it will continue to be a key differentiator for us. Our Velti mGage platform is built with a modular, distributed architecture which provides us considerable flexibility in deployment, and enables us to deploy individual software modules as a package or on a standalone basis. This in turn optimizes performance under various hardware and software configurations. Our highly scalable software solutions use a proprietary combination of commercially licensed, open source and custom programmed software, to optimize reliability, cost, efficiency, performance and scalability.

Hosting infrastructure.    Our information technology, or IT, infrastructure is based on a standard, commercially available hardware and includes virtualization technologies and enterprise class load balancers. We have designed and implemented a robust hosting infrastructure with a load-balanced cluster of application servers backed by redundant database servers to permit continuous uptime, and no downtime for maintenance and software upgrades. Our architecture allows components to be distributed between data centers for optimal performance and scalability. Multiple database installations are segmented by geography, customer and application in order to provide additional scalability and flexibility, and to ensure compliance with applicable regulations and best practices regarding data collection and consumer privacy adopted by a number of countries that may restrict data collection and management.

Data center facilities.    We outsource all of our data center facility management to third parties who host the actual servers and provide power and security in multiple data centers in each geographic location. This allows us to have redundant, duplicate systems without having to export personal consumer information across regulatory jurisdictions. We believe this is an important differentiator of our business. Not only do we maintain fully redundant hardware, but our data centers also have redundant power and connectivity. We contract with industry-recognized IT providers of enterprise-hosting solutions, customized managed-application services and remote operations services, including data centers in Dallas, Texas; San Francisco, California; London; and Athens. We also have data centers in Mumbai and Shanghai, serving both Velti and our partners in each location.

Research and Development

We have built a strong internal software development team that has many years of experience in the mobile advertising and marketing industries. As of September 30, 2010, we had 219 engineers and software developers in our development centers located in Palo Alto and San Francisco, California; Athens; Kiev; New Delhi; and Beijing.

Our recent research and development activities have been focused on enhancements to our platform, leading to the release of Velti mGage. Current research and development initiatives continue to focus on Velti mGage, including additional planning and content solutions. Some of these initiatives include enhanced application-based cookie tracking, additional server-based behavioral targeting, additional template development and application programming interfaces and enhanced user interfaces. In addition, we have an internal advanced projects team that is focused on the development of new applications and next generation technologies. We believe that having a dedicated, highly-trained advanced projects team enables us to effectively address the rapidly evolving mobile marketing and advertising services market.

Sales and Marketing

Our direct sales force is organized into two customer categories, one selling to mobile operators and media, and the other selling to brands and advertising agencies. We are further organized along geographical regions for Europe, the Americas and the rest of the world. As of September, 2010, we had 141 employees (including 13 new employees from our acquisition of Mobclix, Inc.) engaged in sales, marketing and business development. As we evolve, in addition to continuing our focus on advertising agencies and mobile operators, we expect to further focus our sales efforts within brands by certain industry verticals, such as automotive, financial services and packaged goods, and to building a strong global sales force for advertising agencies and brands. Direct sales personnel are supported by pre-sales managers who provide technical expertise and in-depth product knowledge, as well as creative pre-sales teams.

As part of our sales process, we typically explain the benefits of our platform and demonstrate our ability to deliver services to potential customers that meet their mobile marketing and advertising campaign goals. As a result, our sales cycle can be relatively long, and can vary significantly between different geographies and customer segments. Our customers will usually perform a pilot prior to full scale deployment, typically lasting one to two months. Mobile operators in particular generally have a rigorous, technology-based sales process and complex decision-making process, however, they are often less likely to switch incumbent vendors once one has been selected. Brands and advertising agencies often engage in a request-for-proposal process that also can consume significant resources without assurance of success.

We have been able to cross-sell additional types of mobile marketing campaigns to existing customers, gradually implementing those campaigns that are successful on a global basis. We also developed a wide range of informal partnerships with global systems integrators and other local companies, in addition to our joint ventures in the U.S. and India discussed below, to increase our sales reach to new customers.

Marketing Programs

We conduct a variety of marketing programs, to enhance brand development and leverage our internal branding resources, and to create programs to educate customers. These activities include field marketing, product marketing and sales support through branding, trade advertisements, other online and print advertising, trade press, seminars and trade shows, and ongoing customer communications, as well as through our website, the Velti mGage portal and other print materials. Additionally, we participate in industry, customer and analyst events, and hold local events to better meet the needs of our customers, partners, and joint ventures, including speaking, exhibiting and sponsorship events with brands, agencies, mobile operators and media companies. Our primary marketing events include Mobile World Congress, Ad:Tech and CTIA, the international association for the wireless telecommunication industry.

Customer Service and Technical Support

Brands, advertising agencies, mobile operators and media companies expect a robust and sophisticated customer service function. Accordingly, we devote an integrated customer service team for each of our major customers. These teams are able to proactively service customer needs among our various internal divisions. We also maintain customer service groups in San Francisco, California, London, Athens, New Delhi and Beijing for the remainder of our customer base. Our customer service organization is experienced in pre-sales support, creative implementation, project management, integration, account management and technical support located around the world.

Many of our customers, and in particular mobile operators, have high standards for customer service and technical support, which are often defined in service level agreements. We have also emphasized high levels of technical support, including twenty-four hour, seven day a week support services and a specialized technical support line that operates independent of our customer service teams.

Joint Ventures, Equity Method Investments and Recent Acquisitions

We believe that partnering in select markets allows us to leverage our technology without requiring significant upfront investment, and accordingly have invested in the following joint ventures and equity investments:

Ansible Mobile — Joint Venture

In July 2007, we formed Ansible Mobile LLC, or Ansible, as a joint venture with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm, pursuant to which we and IPG each owned 50% of the equity interest in Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 1, 2010. As a result, we have entered into new agreements with certain of IPG's individual operating agencies, and continue to pursue discussions regarding direct relationships with other IPG operating agencies. The termination had no material financial impact on our results of operations for the nine months ended September 30, 2010. In future periods, as a result of this termination, we will no longer incur our share of the losses incurred by Ansible, which historically represented losses to us of on average approximately $1.5 million per year.

Pursuant to the joint venture agreement, we shared the profits and losses of Ansible, which was loss-making through its termination, equally with IPG, and funded some of Ansible's costs of operations. During the joint venture, we granted Ansible a non-exclusive, non-transferable limited right and license to use the source code and object code version of certain Velti proprietary computer software. We provided other resources and support as requested by Ansible for a fee equal to our cost plus an additional margin.

CASEE — China — Minority Equity Investment

In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. We have converted the note, and own 33% of the outstanding equity of the parent company. We have the option to increase our interest in the parent company to 50% on a fully-diluted basis following the exercise of the warrants. One of China's largest mobile advertising exchanges, CASEE creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile Internet to consumers across China for major multi-national companies. Our investment in CASEE does not restrict us from conducting business in China separate from CASEE, and there is no other relationship between us or any rights to our technology provided by us to CASEE.

HT Mobile Solutions — India — Joint Venture

In January 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times newspaper. We own a 35% interest in the joint venture. HT Mobile Solutions services large network operators, brands and advertising agencies, as well as smaller regional companies, in India.

We have an exclusive agreement with HT Media in India for the field of mobile and wireless communication providing mobile marketing solutions for brands, mobile and wireless communication solution for enterprises and value added service and platform solutions for mobile network and service providers. Our agreement with HT Mobile Solutions includes certain restrictions on our ability to enter into competitive business in India until 2011.

Ad Infuse, Media Cannon and Mobclix Acquisitions

In addition to the expansion of our business through joint ventures and strategic minority investments, we have targeted expansion by strategic acquisitions of key technologies and businesses. As part of this strategy, in May 2009, we acquired Ad Infuse, Inc., a personalized mobile advertising company based in San Francisco, California. Our acquisition of Ad Infuse has enhanced our revenue, global reach, and customer capacity. We have incorporated Ad Infuse's ad services and ad routing technologies with our prior mobile marketing platform to create Velti mGage Mobile Planner to simplify the advertising planning, buying and execution process.

In June 2010, we acquired Media Cannon, Inc., a developer of mobile advertising tools and technology, providing us with an expanded customer base and proprietary solutions that enable a richer mobile advertising and mobile Internet user experience, as well as a series of mobile marketing "post click" interactions.

In September 2010, we acquired Mobclix, Inc., a targeted mobile ad exchange and open marketplace for mobile developers, advertisers, ad networks and agencies to manage ad inventory and increase campaign performance.

Competition

Although the market for mobile marketing and advertising solutions is relatively new, it is very competitive. We compete with companies of all sizes in select geographies that offer solutions that compete with single elements of our platform, such as mobile advertising networks, mobile ad serving and ad routing providers, mobile website and content creators, providers of mobile publishing and application development, SMS aggregators or providers of mobile analytics. We compete at times with interactive and traditional advertising agencies that perform mobile marketing and advertising as part of their services to their customers.

As a result of industry developments, some of our competitors may in the future create an integrated platform with features similar to ours, for example, Google, Inc.'s recent acquisition of Admob, Inc. and Apple, Inc.'s recent acquisition of Quattro Wireless, Inc., and the entry of larger companies such as Nokia, AOL, Microsoft and Yahoo! into the mobile media markets. However, we do not directly compete with these companies as we believe we are the only provider of an integrated, end-to-end mobile marketing and mobile advertising platform with a significant global presence.

We believe that the key competitive factors that our customers use in selecting solutions include the availability of:

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  an integrated, scalable and relatively easy to implement platform that can expand the reach of their future campaigns;

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  solutions providing high quality functionality that meet their immediate marketing and advertising needs;

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  sophisticated analytics and reporting;

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  competitive pricing;

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  existing strategic relationships with customers globally;

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  high levels of quality service and support; and

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  a sophisticated and financially stable provider with a proven track record.

We believe that we compete favorably on each of these factors. Our extensive experience managing global marketing and advertising campaigns, together with experienced professional services to implement and integrate these options globally, provides us with an advantage that many of our competitors lack.

The consolidation of our competitors offering point solutions into larger organizations with increased resources is a recent trend in the industry. The effects of such acquisitions on the market are still unclear.

Seasonality

Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands, advertising agencies, mobile operators and media companies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates. See "Risk Factors — Because of our revenue recognition policies, revenue may not be recognized in the period in which we contract with a customer, and downturns or upturns in sales may not be reflected in our operating results until future periods."

Intellectual Property

We regard the protection of our developed technologies and intellectual property rights as an important element of our business operations and as crucial to our success. We rely primarily on a combination of patent laws, trademark laws, copyright laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology. We generally require our employees, consultants and advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except under specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. The development of our technology and many of our processes are dependent upon the knowledge, experience and skills of key scientific and technical personnel.

As of September 30, 2010, we held no issued patents and have 16 pending U.S. applications and 3 pending foreign patent applications on file. We are also in the process of filing additional corresponding foreign applications pursuant to the Patent Cooperation Treaty for our pending OCT patent applications. However, any future patents that may issue may not survive a legal challenge to their scope, validity or enforceability, or provide significant protection for us. The failure of our patents, or our reliance upon copyright and trade secret laws to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. In addition, patents may not issue from any of our current or any future applications.

Legal Proceedings

We currently, and from time to time, are, subject to claims arising in the ordinary course of our business. We are not currently subject to any such claims that we believe could reasonably be expected to have a material and adverse effect on our business, results of operations and financial condition. However, we recently received a letter on behalf of one of our customers notifying us that the customer had received a letter from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customer has alleged that we are obligated to indemnify our customer relating to this matter as the claim allegedly relates to services that we provide to the customer. We are currently investigating the related issues in order to determine how we wish to respond to the matter.

The City of London Police is currently conducting an investigation into actions (relating to arrangements in the procurement of a customer contract in the EMEA area) that may be alleged to constitute violations of English law. No charges have been filed against us or our employees or directors. The City of London Police have interviewed one of our sales and marketing employees, as well as our chief commercial officer. We are unable to predict what consequences, if any, may result from the investigation by the City of London Police or any other investigation into the actions referred to above by a competent regulatory agency. Any investigation could result in our business being adversely impacted, and could result in civil or criminal action against us or our employees, and/or criminal penalties and/or fines and/or other court orders being imposed against us or our employees.

Employees

As of September 30, 2010, we had 528 full-time employees (including 23 new employees from our acquisition of Mobclix, Inc.) with:

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  141 in sales, marketing and business development;

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  263 in research and development;

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  46 in support, professional services and consulting; and

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  78 in finance and general and administration.

Our goal is to attract, retain and motivate highly qualified technical, sales and management personnel, particularly highly skilled technical personnel and engineers involved in new product development and productive sales personnel. From time to time, we also employ independent contractors to support our research and development, marketing, sales and support and administrative organizations. Our employees are not subject to any collective bargaining agreement. We consider our relationship with our employees to be good and have never experienced a work stoppage.

Facilities

We own no real estate. Our registered office is located in the Bailiwick of Jersey, the Channel Islands and our corporate headquarters are located in the Republic of Ireland. As of September 30, 2010, our leased facilities include our:

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  corporate, sales, marketing, product development, professional services, support and administrative facilities in San Francisco, California where we lease approximately 9,875 square feet;

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  sales, marketing, professional services, support and administrative facilities in London where we lease approximately 4,415 square feet;

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  research and development, sales, marketing, consulting and support facilities in Athens where we lease approximately 37,997 square feet;

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  sales, marketing, product development, professional services, support and administrative facilities in Sofia where we lease approximately 3,143 square feet; and

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  an executive office in Dublin where we lease approximately 108 square feet.

We and our subsidiaries also lease additional office space in various other locations in the U.S., Europe, and Asia used primarily for local sales, services, support and administrative services.

We believe that our premises are sufficient for our needs in the near future and that additional space will be available on commercially reasonable terms as needed.

Government Regulation

Depending on the products and services that they offer, mobile data service providers are or may be subject to regulations and laws applicable to providers of mobile, Internet and voice over Internet protocol, or VOIP, services both domestically and internationally. In addition, the application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, defamation, pricing, advertising, taxation, gambling, sweepstakes, promotions, billing, real estate, consumer protection, accessibility, content regulation, quality of services, telecommunications, mobile, television and intellectual property ownership and infringement to wireless industry providers and platforms in many instances is unclear or unsettled. Further, the application to us of existing laws regulating or requiring licenses for certain businesses of our advertisers can be unclear.

It is possible that a number of laws and regulations may be adopted in the countries where we operate, which may be inconsistent and which could restrict the wireless communications industry, including laws and regulations regarding network management and device interconnection, lawful interception of personal data, taxation, content suitability, copyright, distribution and antitrust. Furthermore, the growth and development of the market for electronic storage of personal information may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies such as ours that store personal information. We anticipate that regulation of our industry generally will increase and that we will be required to devote legal and other resources to address this regulation.

We are directly subject to certain regulations and laws applicable to providers of Internet and mobile services both domestically and internationally. The application of existing domestic and international laws and regulations relating to issues such as user privacy and data protection, marketing, advertising, consumer protection and mobile disclosures in many instances is unclear or unsettled. We are including below a general summary of the regulatory issues that are most pertinent to our business, beginning with general overviews of the regulatory environment in Europe and the U.S. We then also include short descriptions of various topical areas.

To date, we have earned a majority of our revenue in Europe and the U.S. However, we have the ability to conduct campaigns in over 30 countries and many of these have large economies outside of North America and Europe, including Brazil, Russia, India and China, or the so-called "BRIC" countries. Our revenue in countries outside of Europe and the U.S., both in an aggregate amount and as a percentage of our overall revenue, may grow substantially in the future. Each jurisdiction has unique regulatory bodies and levels of oversight. We anticipate that, while over time there may be a convergence of certain regulatory aspects, individual countries will continue to exercise substantial independent influence over mobile communications within their jurisdiction. The summary set forth below, while focusing in general on Europe and the U.S. is not intended to imply that regulation outside of these areas is not important to our business. Rather, we have found the issues that we present here to be generally applicable across jurisdictions, although the precise terminology and manner in which they are addressed may differ from country to country. We have an overall international compliance program established to ensure that we abide by the regulations of the individual countries in which we operate, both at the time of the inception of our service as well as on an ongoing basis.

European Regulatory Environment

Member countries of the EU regulate mobile marketing and advertising services both at the member state and EU levels.

At the EU level, there are various Directives which impact upon the regulation of mobile marketing and advertising generally and also Directives which control the use of electronic communications specifically. Directives which are applicable to the use of mobile advertising and marketing include the E-Commerce Directive (Directive 2000/31/EC) and the E-Privacy Directive (Directive 2002/58/EC) which require advertisers to provide consumers with certain information, the scope of which may vary depending upon how a particular EU member state has interpreted the Directive. Some member states have taken a strict approach in implementing the Directives, and require additional information to be provided when compared with the minimum requirements set out in the Directives. For example, the E-Commerce Directive simply requires that any references to prices must be clear and unambiguous, but some member states require that this obligation includes indicating whether prices include taxes or other costs.

The EU is set to standardize regulatory practice further with the introduction by Spring 2010 of a new EU Communications Regulatory body (the "Body of European Regulators for Electronic Communications" or BEREC). BEREC will be tasked with harmonizing and standardizing regulation of non-compliance with EU Communications Directives. Although they will not be an agency within themselves, they are set to add transparency and clarity to the regulatory regime of the EU.

European standards can materially differ from those of the U.S. which may disproportionately affect us given that most of our business has historically been in Europe. For example, the use of data indicating the location of the user's mobile phone is strictly controlled by the E Privacy Directive. In addition, EU laws place restrictions on the use of cookies. These restrictions have been reviewed and amended by the European Council with the new Citizen's Rights Directive (Directive 2009/136/EC), which must be implemented into national law by member states by 25 May 2011. This will provide, among other things, that user consent (or an explicit opt-in) must be obtained before placing any cookie on a user's machine.

Many EU member states also have wide ranging consumer protection laws which will also have an impact upon the mobile advertising and marketing sector, as it acts as a tool against aggressive or misleading business-to-consumer marketing. Regulation of these laws vary and in some cases self-regulating bodies, such as the Advertising Standards Authority in the U.K., impose self regulating code of advertising, sales promotion and direct marketing (the "CAP Code" in the U.K.) which ensures that advertisements are legal, decent, honest and truthful.

European Data Protection.    European data privacy standards can materially differ from those of the U.S., which also may further disproportionately affect us. European data protection law defines "personal data" more broadly than in the U.S. In particular the European Data Protection Directive, which serves as the foundation for each EU country's data protection law, does not require that an individual be named for data to qualify as "personal data" as "personal data" is defined as "any information relating to an identified or identifiable natural person" ("data subject"); an "identifiable person" is one who can be "identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity."

These standards can be interpreted and applied in conflicting ways from country to country and in a manner inconsistent with our current data protection practices or specific U.S. regulations. In particular IP addresses and the use of cookies and beacons have been determined to be subject to EU data protection laws.

One of the requirements which is most relevant for the purposes of mobile marketing/advertising as that personal data shall be obtained only for one or more specified and lawful purposes, and shall not be further processed in any manner incompatible with that purpose or those purposes. This means that where a 'data controller' wishes to use customer information for a purpose other than originally intended (for example, to send them marketing information), then the consent of the individual will be required.

Enforcement of EU data protection laws vary widely between member states. Fines of millions of Euros have been imposed in Spain and in the U.K. the legislation has just been changed to allow increased fines and custodial sentences for serious breaches. The new Citizen's Rights Directive introduces amendments to the E-Privacy Directive and will ensure that local European Data Protection Authorities introduce criminal sanctions and increased fines for non-compliance by May 2011.

A further point to note is that EU data protection laws restrict the transfer of data from within the EEA to territories outside the EEA that do not offer an adequate level of protection (the U.S. is not considered adequate for these purposes). There are a number of options for complying with this restriction including obtaining consent, the use of model clauses and the use of safe harbor. To date, we addressed this by using redundant data centers within the EU which thus avoids needing to share EU-originated data outside the EEA.

United States Regulatory Environment

In addition to its regulation of wireless telecommunications providers generally, the U.S. Federal Communications Commission, or FCC, has shown interest in at least three areas that impact our business: research and development with regards to innovation, competition in the wireless industry and consumer protection with an emphasis on truth-in-billing. The FCC has examined, or is currently examining, how and when consumers enroll in mobile services, what types of disclosures consumers receive, what services consumers are purchasing and how much consumers are charged. In addition, the Federal Trade Commission, or FTC, has been asked to regulate how mobile marketers can use consumers' personal information. Consumer advocates claim that many consumers do not know when their information is being collected from cell phones and how such information is retained, used and shared with other companies. Consumer groups have asked the FTC to identify practices that may compromise privacy and consumer welfare; examine opt-in procedures to ensure consumers are aware of what data is at issue and how it will be used; investigate marketing tactics that target children and create policies to halt abusive practices. The FTC has expressed interest in particular in the mobile environment and services that collect sensitive data, such as location-based information.

Deceptive Trade Practice Law in the U.S.    The FTC and state attorneys general are given broad powers by legislatures to curb unfair and deceptive trade practices. These laws and regulations apply to mobile marketing campaigns and behavioral advertising. The general guideline is that all material terms and conditions of the offer must be "clearly and conspicuously" disclosed to the consumer prior to the buying decision. In practice, the definition of clear and conspicuous disclosure is often a subjective determination. The balancing of the desire to capture a potential customer's attention, while providing adequate disclosure, can be even more challenging in the mobile context due to the lack of space.

Behavioral Advertising.    Behavioral advertising is a technique used by online publishers and advertisers to increase the effectiveness of their campaigns. Behavioral advertising uses information collected from an individual's web-browsing behavior, such as the pages they have visited or the searches they have made, to select which advertisements to display to that individual. This data can be valuable for online marketers looking to personalize advertising initiatives or to provide geo-tags through mobile devices. Currently, behavioral advertising is not formally regulated in the U.S., but many businesses adhere to industry self-governing principles, including an opt-out regime whereby information may be collected until an individual indicates that he or she no longer agrees to have this information collected. The FTC and EU member states are considering regulations in this area, which may include implementation of a more rigorous opt-in regime. An opt-in policy would prohibit businesses from collecting and using information from individuals who have not voluntarily consented. Among other things, the implementation of an opt-in regime could require substantial technical support and negatively impact the market for our mobile advertising products and services. A few states have also introduced bills in the past two years that would restrict or prohibit behavioral advertising within the state. These bills would likely have the practical affect of regulating behavioral advertising nationwide because of the difficulties behind implementing state-specific policies or identifying the location of a particular consumer.

Behavioral Advertising-Privacy Regulation.    Our business is affected by U.S. federal and U.S. state, as well as EU member state and foreign country, laws and regulations governing the collection, use, retention, sharing and security of data that we receive from and about our users. In recent years, regulation has focused on the collection, use, disclosure and security of information that may be used to identify or that actually identifies an individual, such as an Internet Protocol address or a name. Although the mobile and Internet advertising privacy practices are currently largely self-regulated in the U.S., the FTC has conducted numerous discussions on this subject and suggested that more rigorous privacy regulation is appropriate, possibly including regulation of non-personally identifiable information which could, with other information, be used to identify an individual. Within the EU, member state data protection authorities typically regard IP addresses as personal information, and legislation adopted recently in the EU requires consent for the placement of a cookie on a user device. In addition, EU data protection authorities are following with interest the FTC's discussions regarding behavioral advertising and may follow suit by imposing additional privacy requirements for mobile advertising practices.

Marketing-Privacy Regulation.    In addition, there are U.S. federal and state laws and EU member state and other country laws that govern SMS and telecommunications-based marketing, generally requiring senders to transmit messages (including those sent to mobile devices) only to recipients who have specifically consented to receiving such messages. U.S. federal, EU member state and other country laws also govern e-mail marketing, generally imposing an opt-out requirement for emails sent within an existing business relationship.

SMS and Location-Based Marketing Best Practices and Guidelines.    We are a member of the Mobile Marketing Association, or MMA, a global association of 700 agencies, advertisers, mobile device manufacturers, wireless operators and service providers and others interested in the potential of marketing via the mobile channel. The MMA has published a code of conduct and best practices guidelines for use by those involved in mobile messaging activities. The guidelines were developed by a collaboration of the major carriers and they require adherence to them as a condition of service. We voluntarily comply with the MMA code of conduct. In addition, the Cellular Telephone Industry Association, or CTIA, has developed Best Practices and Guidelines to promote and protect user privacy regarding location-based services. We also voluntarily comply with those guidelines, which generally require notice and user consent for delivery of location-based services.

TCPA.    The United States Telephone Consumer Protection Act, or TCPA, prohibits unsolicited voice and text calls to cell phones or the use of an auto-dialing system unless the recipient has given prior consent. The statute also prohibits companies from initiating telephone solicitations to individuals on the national Do-Not-Call list, unless the individual has given prior express consent or has an established business relationship with the company, and restricts the hours when such messages may be sent. In the case of text messages, a company must obtain opt-in consent to send messages to a mobile device. Violations of the TCPA can result in statutory damages of $500 per violation (i.e., for each individual text message). U.S. state laws impose additional regulations on voice and text calls.

CAN-SPAM.    The U.S. Controlling the Assault of Non-Solicited Pornography and Marketing Act, or CAN SPAM, prohibits all commercial e-mail messages, as defined in the law, to mobile phones unless the device owner has given "express prior authorization." Recipients of such messages must also be allowed to opt-out of receiving future messages the same way they opted-in. Senders have ten days to honor opt-out requests. The FCC has compiled a list of domain names used by wireless service providers to which marketers may not send commercial e-mail messages. Senders have 30 days from the date the domain name is posted on the FCC site to stop sending unauthorized commercial e-mail to addresses containing the domain name. Violators are subject to fines of up to $6.0 million and up to one year in jail for some spamming activities. Carriers, the FTC, the FCC, and State Attorneys General may bring lawsuits to enforce alleged violations of the Act.

Communications Privacy Acts.    Foreign, U.S. federal and U.S. state laws impose consent requirements for disclosures of contents of communications or customer record information. To the extent that we knowingly receive this information without the consent of customers, we could be subject to class action lawsuits for statutory damages or criminal penalties under these laws, which could impose significant additional costs and reputational harm. EU member state laws also require consent for our receiving this information, and if our carrier customers fail to obtain such consent we could be subjected to civil or even criminal penalties.

Security Breach Notification Requirements.    EU member state laws require notice to the member state data protection authority of a data security breach involving personal data if the breach poses a risk to individuals. In addition, Germany recently enacted a broad requirement to notify individuals in the event of a data security breach that is likely to be followed by notification requirements to data subjects in other EU member states. In the U.S., various states have enacted data breach notification laws, which require notification of individuals and sometimes state regulatory bodies in the event of breaches involving certain defined categories of personal information.

Japan and Uruguay have also recently enacted security breach notice requirements. This new trend suggests that breach notice statutes may be enacted in other jurisdictions, including by the U.S. at the federal level, as well.

Children.    U.S. federal privacy regulations implementing the Children's Online Privacy Protection Act prohibit the knowing collection of personal information from children under the age of 13 without verifiable parental consent, and strictly regulate the transmission of requests for personal information to such children. Other countries do not recognize the ability of children to consent to the collection of personal information. In addition, it is likely that behavioral advertising regulations will impose special restrictions on use of information collected from minors for this purpose.

Executive Officers and Directors

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our executive officers and directors.

Name	Age	Position
Alex Moukas	38	Chief Executive Officer and Director
Chris Kaskavelis	42	Chief Operating Officer and Director
Wilson W. Cheung	41	Chief Financial Officer
Sally J. Rau	52	Chief Administrative Officer, General Counsel and Corporate Secretary
Menelaos Scouloudis	36	Chief Commercial Officer
David W. Mann	66	Non-Executive Chairman of the Board of Directors
Jerry Goldstein	74	Director
David C. D. Hobley	64	Director
Nicholas P. Negroponte	67	Director

The address of each of our executive officers and directors is c/o First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

Alex Moukas is one of our co-founders and has been our chief executive officer and a director since its inception in 2000. He previously co-founded, and served from 1998 to 2000 as the chief scientist of, Frictionless Commerce, Inc., a privately held, strategic sourcing software provider in Cambridge, Massachusetts, which was later acquired by SAP AG. Mr. Moukas holds a B.S. in Business Administration and Computer Systems from the American College of Greece, an M.S. in Artificial Intelligence from the University of Edinburgh and an M.S. from the Massachusetts Institute of Technology.

Chris Kaskavelis is one of our co-founders and has been our chief operating officer and a director since its inception in 2000. In 1996, he started a division of TCA Software, a privately held enterprise software company based in Boston, Massachusetts. Dr. Kaskavelis serves as a director for several privately held companies. He holds a B.S. in Electrical Engineering and a B.A. in Business Economics from Brown University. Dr. Kaskavelis also holds an M.S. in Manufacturing Engineering and a Ph.D. in Supply Chain Management from Boston University.

Wilson W. Cheung has been our chief financial officer since 2009. Mr. Cheung previously served as chief financial officer of AXT, Inc., a publicly traded manufacturer of high performance semi-conductor substrates, from 2004 to 2009. Mr. Cheung previously held senior financial positions with interWAVE Communications International Ltd. (now Alvarion, Ltd.), a publicly traded manufacturer of wireless voice and data communications systems, and Yahoo! Inc., a publicly traded global Internet products and services provider. Mr. Cheung is a California certified public accountant (inactive). He holds a B.A. degree in Economics/Business from the University of California, Los Angeles.

Sally J. Rau has been our chief administrative officer and general counsel since August 2010. From 1998 until 2010, Ms. Rau was a partner with DLA Piper LLP (US), a global law firm. From 1990 to 1996, Ms. Rau served as General Counsel of Cronos Containers Ltd., a container leasing company, where she was based in London. Ms. Rau holds a J.D. from the University of Oregon and an A.B. in History from the University of California, Berkeley.

Menelaos Scouloudis has been our chief commercial officer since our founding in 2000 and was a member of our board of directors until May 2010. From 1999 to 2002, Mr. Scouloudis served as an engagement manager with McKinsey & Company, a privately held global consulting firm, in its New York and Athens offices where he worked primarily with large telecommunications and pharmaceutical companies.

Mr. Scouloudis holds a Diploma in Chemical Engineering from the National Technical University of Athens, a M.S. in Chemical Engineering from the Massachusetts Institute of Technology and a M.B.A. from the Harvard Business School.

David W. Mann has been chairman of our board of directors since 2006. From 1969 to 1994, Mr. Mann was employed by Logica plc, where he became group chief executive and then deputy chairman. Since 1994, Mr. Mann has served on the boards of several companies, including being a director of AVEVA Group Plc, an engineering technology provider listed on the London Stock Exchange from 1999 to July 2010. He is currently a director of Charteris plc, a technology consulting company quoted on AIM. Mr. Mann holds a degree in Mathematics and Theoretical Physics from Jesus College, Cambridge University, and is a past president of the British Computer Society.

Jerry Goldstein has been a member of our board of directors since 2006. Mr. Goldstein previously served as the executive director and a board member of Citicorp Investment Bank, a division of Citigroup, Inc., in London, a managing director of Kidder Peabody International Limited, and deputy chief executive officer of Sanwa International. He has also served as the chairman of the Council for Reporting Dealers in the international securities markets, as well as on the board of the International Securities Market Association. Mr. Goldstein holds a B.A. with Honors from Swarthmore College and a M.A. from New York University.

David C. D. Hobley has been a member of our board of directors since 2006. Mr. Hobley has served for more than 35 years in investment banking firms, having previously been with Deloitte and Touche LLP and Coopers and Lybrand (now PricewaterhouseCoopers). He was first with SG Warburg & Co. in London from 1972 to 1997, and has been with Deutsche Bank AG in London from 1998 to the present where he now serves as a senior advisor to Global Banking. He was an independent director and chairman of the audit committee of Orange S.A., a subsidiary of France Telecom, from 2003 to 2007 and remains on the boards of several France Telecom/Orange-related companies. He serves as a director for Sonaecom S.A. a publicly traded Portuguese telecommunications company, and several privately held companies. Mr. Hobley is a Fellow of the Institute of Chartered Accountants in England and Wales.

Nicholas P. Negroponte has been a member of our board of directors since 2006. He is the co-founder of the Massachusetts Institute of Technology Media Laboratory and has been a member of its faculty since 1966. Professor Negroponte is on the board of several privately held companies and is a published author and founder of WiReD magazine. He also founded in 2005 and continues to serve as chairman of One Laptop per Child, a non-profit association. Professor Negroponte holds a B.S. and an M.S. in Architecture from the Massachusetts Institute of Technology.

Other key employees of ours include:

Name	Age	Title
Ian Arthurs	35	Vice President of Customer Development
Paul P. Cheng	43	Vice President of Corporate Development
Ian T. Johnson	48	Vice President of Product Development
Surash K. Patel	41	Vice President of Brands and Agencies
Stephen "Dakota" Sullivan	48	Vice President of Global Marketing
Michael J. Walsh	61	Vice President of Business Development

Ian Arthurs has been our vice president of customer development since August 2010. From October 2007 until he joined us, Mr. Arthurs was a senior manager at Google, Inc. where as head of travel advertising for the online sales and operations group, he led sales and customer support for, and helped define, the Google AdWords service model in the U.S. From 2005 to 2007, as a member of the leadership development program of the Colgate-Palmolive Company, Mr. Arthurs managed brands such as Colgate Total and Irish Spring. From 1999 to 2004, he held management consulting positions with privately held global consulting firms Vivaldi Partners and Mitchell Madison Group. Mr. Arthurs received an M.A. from the University of Glasgow and an M.B.A. from the Tuck School of Business, Dartmouth College.

Paul P. Cheng has been our vice president of corporate development and strategy since 2007. Mr. Cheng previously was the president of Klarius Technology Partners, a technology consulting firm from 2006 to 2007, and strategy and business development director of Gamma Telecom Holdings, Ltd. in 2006. He previously held executive positions with Asylum Telecom LLC, an international broadband service provider, Graphisoft SE, a software company and Klarium Luxembourg S.à.r.l. Mr. Cheng received an A.B. in Economics from Yale University and an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology.

Ian T. Johnson has been our vice president of product development since our acquisition of Ad Infuse in 2009. Mr. Johnson founded Ad Infuse in 2005 and served as interim chief executive officer and then executive vice president of business development until we acquired it in 2009. Mr. Johnson previously held executive positions with Vodafone's Portuguese subsidiary, AirTouch International, an international wireless communications company, and senior management positions at Mercury one2one, a mobile service provider. Mr. Johnson also previously served as vice president of the Liberty Alliance, a consortium representing organizations from around the world addressing the technical, business and policy issues around identity-based web services. Mr. Johnson received a BSc (Hons) in Electrical & Electronic Engineering from Kings College in London.

Surash K. Patel joined us in 2008 and is currently our vice president of brands and agencies. Mr. Patel previously was an associate director at KPMG LLP from 2006 to 2008 and also worked for Accenture plc in 2006 and O2 plc, formerly BT Cellnet, from 2000 to 2005. He previously held various senior business development positions with BT plc. Mr. Patel has an M.B.A. from London Business School and a B.Eng. (Hons) in Electrical & Electronic Engineering from Brunel University.

Stephen "Dakota" Sullivan has been our vice president of global marketing since 2009. From 2005 to 2008, Mr. Sullivan was chief marketing officer for BlueLithium, an online advertising network until its acquisition by Yahoo! Inc. Mr. Sullivan also previously held executive positions with Looksmart Ltd., a search engine company, and Foote, Cone & Belding, an international advertising agency and was co-founder of Big Island, a privately held, New York-based interactive advertising agency, which was acquired by Marc USA where he subsequently served as managing director. Mr. Sullivan holds a B.A. in Business from the University of California, Berkeley.

Michael J. Walsh has been our vice president of business development since 2009. Mr. Walsh previously held several senior executive roles at the advertising agency group Ogilvy & Mather Worldwide, Inc., including director of the worldwide board. He also was group chief executive officer for the U.K., Europe, Middle East and Africa, a position he held for 13 years, where he managed 66 countries. He joined Ogilvy in 1983 after 11 years at Young & Rubicam, Inc., a privately held advertising agency, and brings over 33 years of agency experience working with global brands. Mr. Walsh is a trustee and former vice-chairman of the British Red Cross, was a world trustee of the World Wildlife Fund and has served as chairman of the U.K. Disasters Emergency Committee, representing 13 of the U.K.'s largest international charities. He holds a B.A. (Hons) in Geography from Durham University.

Business Advisory Board

Our Business Advisory Board provides strategic counseling and industry insight to our senior management and our board of directors. The members of our Business Advisory Board currently include:

Anthony Bettencourt was the chief executive officer of Verity Inc., and led the company through its acquisition by Autonomy Corp. plc. In 2005, he was awarded the Ernst & Young Entrepreneur of the Year award for Technology & Software, Northern California Region. He currently serves as the non-executive chairman of the board of directors of Blinkx, Inc., an internet video search engine and also serves on the board of directors of NetBase Solutions, Inc., an internet social media search company and NextPage, Inc., an electronic document retention software company. Mr. Bettencourt also serves on the board of directors of the Alameda County Community Food Bank. Mr. Bettencourt earned a B.A. in English from Santa Clara University in 2006.

David Rosenblatt has served as a member of our Business Advisory Board since April 2010. From 2008 to 2009, Mr. Rosenblatt served as president, Global Display Advertising, of Google, Inc. He joined DoubleClick, Inc., a provider of digital marketing technology and services, in 1997 as part of its initial management team, and held several executive positions, including president from 2000 to 2005 and chief executive officer from 2005 through Google's acquisition of Doubleclick in 2008. Mr. Rosenblatt previously spent several years as an investment banker at S.G. Warburg & Co, in Hong Kong, London and New York. Mr. Rosenblatt graduated magna cum laude from Yale University and from Stanford University's Graduate School of Business.

Jack Plating has served as a member of our Business Advisory Board since April 2010. Mr. Plating has served in executive positions with Verizon Wireless, Inc., including most recently as executive vice president and chief operating officer. Mr. Plating began his career as a district sales manager for Motorola, where he led the development of the wireless communications business for Metro Mobile, which was later acquired by Bell Atlantic Mobile. Mr. Plating is a graduate of the University of Arkansas.

Graham Smith has served as a member of our Business Advisory Board since December 2010. Mr. Smith has served as executive vice president and chief financial officer of salesforce.com, inc. since March 2008. Prior to that, Mr. Smith served as executive vice president and chief financial officer designate of salesforce.com, inc. from December 2007 to March 2008. Prior to salesforce.com, Mr. Smith was at Advent Software Inc. and served as its chief financial officer from January 2003 to December 2007. In addition to Advent Software, he served as chief financial officer of Vitria Technology and Nuance Communications, and also served at Oracle Corporation in various senior finance roles, lastly as vice president of finance for worldwide operations. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a member of the Institute of chartered accountants in England and Wales.

Board of Directors and Standing Committees

Composition and Operation of the Board of Directors

Our Articles of Association provide that the board of directors may consist of between two and 12 directors, and our board of directors currently has six members, including our chief executive officer and chief operating officer. During 2010, our board of directors consisted of seven directors; Mr. Scouloudis, our chief commercial officer, stepped down as a member of our board of directors effective April 29, 2010. He remains one of our executive officers and will continue to lead our global sales organization, and is expected to attend meetings as a board observer. The board of directors is responsible for formulating strategy, corporate and capital structure, overseeing financial reporting and auditing, external communication, board appointments, compensation policy and maintenance of corporate governance standards. The board of directors is also responsible for ensuring that the necessary internal control mechanisms are in place to identify business, financial and operating risks and developing adequate structures and policies to mitigate those risks.

Terms of Directors; Nominations of Directors

At each annual meeting of our shareholders, one-third of our directors must "retire," whereby their terms essentially expire and, if they wish to continue to serve as a director, they become subject to re-election to the board of directors by our shareholders. To implement this staggered re-election process, any director who was elected or last re-elected to the board of directors at or before the annual meeting of shareholders held three years prior to the current year annual meeting of shareholders is required to retire. In addition, such additional number of directors will be required to "retire," or essentially resign, in the order of first re-election or appointment to the board in order to ensure the number of retiring directors is one-third of the total number of directors in office on the date of the notice of the annual meeting. In addition, any director appointed by the board (either as an additional director or to fill a vacancy) must retire at the first annual general meeting following his or her appointment. All such retiring directors are automatically eligible for re-election, except in any of the following cases:

  •
  where at such annual meeting of shareholders it is expressly resolved not to fill the vacancy;

  •
  where a resolution for the re-election of the retiring director is put to the meeting and the shareholders do not approve the re-election of such director; or

  •
  where the retiring director has given notice to us that he or she is unwilling to be re-elected to the board of directors.

Unless recommended by the board of directors, no person other than a retiring director is eligible for appointment as a director at any general meeting unless there is delivered to our registered offices a signed notice proposing a candidate for election by a shareholder who is qualified to attend and vote at the meeting as well as a signed consent by such candidate of his or her willingness to be elected to the board of directors. This notice and consent must be delivered not less than seven nor more than 42 full days before the day of the annual meeting.

The appointment of each director is subject, in addition to individual service agreements or letters of appointment, to Velti's Articles of Association, which provide that a director's office shall be terminated if, among other things, the director is absent from board meetings for six months without leave or is prohibited by law from acting as a director. We may appoint another person to replace the removed director or appoint any additional number of directors, not to exceed the maximum number as set forth in our Articles of Association.

Alex Moukas, as the director first appointed to the board of our newly established Jersey parent in 2009, retired and was re-elected to the board at our annual general meeting in July 2010, together with Mr. David W. Mann. All other directors were appointed to the board at the same time in 2009; accordingly, the order of retirement is determined by agreement among the directors, with two directors retiring at each annual general meeting.

Director Independence

Our board of directors has determined that each of Messrs. Mann, Goldstein, Hobley and Negroponte, our non-executive directors, has no relationship which, in the opinion of the board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and is an "independent director" as defined by the applicable rules of The NASDAQ Stock Market, Inc. Messrs. Moukas and Kaskavelis, as executive officers of Velti, are not independent for purposes of the applicable NASDAQ rules.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director (but specifically excluding any circumstance where they are determined to have violated their fiduciary duty to us). Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Meetings of Non-Executive Directors

Our independent directors meet in regularly scheduled sessions at which only independent directors are present.

Committees of our Board of Directors

Our board of directors has a separately designated standing Audit Committee, Remuneration Committee and Nominating and Corporate Governance Committee. Each committee has a written charter that has been approved by the board of directors.

The following table sets forth the composition of each committee:

Name	Audit Committee	Remuneration Committee	Nominating and Corporate Governance Committee
David W. Mann	Member	Chair	Member
Jerry Goldstein	Member
David C. D. Hobley	Chair	Member
Nicholas P. Negroponte			Chair

Audit Committee

Our Audit Committee consists of Messrs. Goldstein, Hobley and Mann. The board of directors has determined that each member of the Audit Committee satisfies the independence requirements of The NASDAQ Stock Market and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and meets the requirements for financial literacy under the requirements of The NASDAQ Stock Market and SEC rules and regulations. Mr. Hobley serves as the chairman of this committee, and the board of directors has determined that he qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the SEC.

Under the terms of the charter of our Audit Committee, its purpose is to provide an independent review of the effectiveness of the financial reporting process, internal control and risk management systems, whistleblowing procedures and oversee the audit process. The Audit Committee's primary duties and responsibilities are:

  •
  monitoring the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

  •
  reviewing the effectiveness of our internal controls and risk management systems;

  •
  reviewing our whistleblowing procedures;

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  reviewing, assessing and monitoring the effectiveness of our internal and external audit function; and

  •
  ensuring compliance by us with all applicable laws, regulations and corporate policies.

Under the terms of the Audit Committee charter, the Audit Committee shall make recommendations to the board of directors to submit to our shareholders for approval of our independent registered public accounting firm at the annual general meeting. The Audit Committee has the authority and direct responsibility to oversee the selection process, compensation, retention and oversight of the work of our independent registered public accounting firm. Commencing with our first report on internal control over financial reporting, the Audit Committee will also be responsible for discussing the effectiveness of our internal control over financial reporting with management and our independent registered public accounting firm.

Remuneration Committee

Our Remuneration Committee, which would commonly be referred to in the U.S. as the compensation committee, consists of Messrs. Hobley and Mann. The board of directors has determined that each of the committee members satisfies the independence requirements of The NASDAQ Stock Market, qualifies as a non-employee director as defined pursuant to Rule 16b-3 promulgated under the Exchange Act.

Under the terms of the Remuneration Committee's charter, its primary duties and responsibilities are to:

  •
  assist and agree with the board of directors in discharging its responsibilities with respect to compensation of our chief executive officer, secretary and other executive officers;

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  determine terms of and approve performance objectives under any performance related plans and the annual payments made under such plans;

  •
  review and approve our equity incentive plans and any other plans and programs designed and intended to provide compensation for our officers; and

  •
  determine the policy for, and scope of, pension arrangements for executive directors and senior executives.

In particular, the Remuneration Committee is responsible for, in consultation with the chairman and/or chief executive officer, determining the compensation of each director and other senior executives, including salary, bonus, incentive payments or other share awards.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Messrs. Negroponte and Mann. The board of directors has determined that each of the committee members satisfies the independence requirements of Rule 5605 of The NASDAQ Stock Market Marketplace Rules. The Nominating and Corporate Governance Committee is expected to assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The Nominating and Corporate Governance Committee will be responsible for, among other things:

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  identifying and recommending to the board nominees for election or re-election, or for appointment to fill any vacancy;

  •
  reviewing annually with the board of directors the current composition of the board of directors in light of the characteristics of independence, skills, experience and availability of service to us;

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  identifying and recommending to the board of directors the names of directors to serve as members of the Audit Committee and the Remuneration Committee, as well as the Corporate Governance and Nominating Committee itself;

  •
  advising the board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any corrective action to be taken; and

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  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Executive Committee

In addition to the above committees of the board of directors, the board of directors has delegated day-to-day responsibility for managing the business to the Executive Committee. The Executive Committee is responsible for implementing the strategy set by the board of directors. Messrs. Alex Moukas, Chris Kaskavelis, Wilson W. Cheung, Ms. Sally J. Rau and Mr. Menelaos Scouloudis serve on the Executive Committee with Alex Moukas serving as chairman.

Committee Charters and Other Corporate Governance Materials

The board of directors has adopted a written charter for each of the Audit Committee, the Remuneration Committee and the Nominating and Corporate Governance Committee. In addition, the board of directors has adopted written Corporate Governance Guidelines that address the composition of the board of directors, criteria for board of director's membership and other board of director's governance matters. A copy of our Corporate Governance Guidelines is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus.

The Combined Code on Corporate Governance

The Combined Code on Corporate Governance, or Combined Code, is the key source of corporate governance recommendations for fully-listed companies in the U.K. but it does not apply to companies whose shares are admitted for trading on AIM. However, as is common practice with many AIM listed companies, we recognize the importance of the Combined Code and aim to comply with the main provisions of the Combined Code insofar as is practicable and appropriate for a company of our size and nature.

The Combined Code consists of principles of good governance, most of which have their own set of more detailed provisions which, in most cases, amplify the principles. The principles deal with the following areas: directors, directors' remuneration, accountability and audit, relations with shareholders and institutional investors. A copy of the Combined Code is available from the website of the Financial Reporting Council at http://www.frc.org.uk/corporate/combinedcode.cfm. We do not incorporate the information available on the website of the Financial Reporting Council into this prospectus and you should not consider any such information on, or that can be accessed through, such website as part of this prospectus.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics, which outlines the principles of legal and ethical business conduct under which we do business. The code is applicable to all of our directors, officers and employees. A copy of our code of business conduct and ethics is available on our corporate website at www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any such information that can be accessed through our website as part of this prospectus. Any substantive amendment or waiver of the code relating to executive officers or directors will be made only after approval by a committee consists of a majority of our independent directors.

Director Compensation

We have written agreements with each independent member of our board of directors. Directors who are employees do not receive additional compensation for service as members of our board of directors and their individual employment agreements are described below under "Executive Officer Compensation and Employment Agreements." The appointment of each non-employee director may be terminated summarily by Velti if the director is, among other things, in serious breach of his or her obligations to Velti or is guilty of fraud or dishonesty. Termination of the appointment does not give rise to any right of compensation. In addition, a non-employee director's service is terminable upon three months' written notice from either the individual director or Velti. We reimburse each independent director for reasonable, routine travel expenses to attend official meetings of our board of directors or its committees.

Director Compensation

For 2009, each independent director received a fee of £40,250 (approximately $63,500) per year. Mr. Mann received an additional £23,153 (approximately $36,250) per year for his service as chairman of the board of directors.

All directors' fees may be paid either in cash or, at the option of Velti, in our ordinary shares having a fair market value as of the date of award equal to the applicable fee due. For the period May 2009 to April 2010, non-employee members of the board of directors received 60% of their total compensation in our ordinary shares. The shares awarded to our directors in lieu of cash compensation are fully vested upon the award.

The following table sets forth information concerning the compensation earned during the year ended December 31, 2009 by each of our non-employee directors:

Name	Number of Shares Issued(1)	Cash Compensation
David W. Mann	24,754	£25,469
Jerry Goldstein	15,753	16,208
David C. D. Hobley	15,753	16,208
Nicholas P. Negroponte	15,753	16,208

(1)
The number of ordinary shares issued to each of the directors was determined by dividing 60% of the total compensation by the 30 day average closing price for the period ended June 23, 2009 as listed on AIM, which was £1.543.

During 2010, Mr. Hobley and Mr. Mann were paid the sums of £27,013 and £42,488, respectively. Mr. Negroponte and Mr. Goldstein were paid no compensation during 2010; however it is expected that compensation at 2009 levels as set forth in the table above will be paid to each of them during 2011, in addition to compensation payable for 2011.

If we complete a public offering of our ordinary shares in the U.S. in 2011, the board of directors has agreed to increase the compensation to be paid to each of our non-employee directors, to the following amounts, payable one-third in cash and two-thirds in share awards:

Name	Total Aggregate Compensation
David W. Mann	$210,000
Jerry Goldstein	180,000
David C. D. Hobley	195,000
Nicholas P. Negroponte	180,000

On May 13, 2010, the non-executive directors were awarded deferred share awards vesting within one year of the date of grant, contingent upon our public offering occurring prior to such vesting date, as follows:

Name	Number of Shares Issued
David W. Mann	27,559
Jerry Goldstein	23,622
David C. D. Hobley	25,591
Nicholas P. Negroponte	23,622

Executive Officer Compensation and Employment Agreements

In 2009, our executive officers received compensation in the form of annual salaries and cash bonuses together with deferred share awards. Alex Moukas, as chief executive officer, was entitled to an annual salary of €250,000 (approximately $348,000), Chris Kaskavelis, as chief operating officer, was entitled to an annual salary of €210,000 (approximately $293,000), Menelaos Scouloudis, as chief commercial officer, was entitled to an annual salary of €150,000 (approximately $209,000) and Wilson W. Cheung, who joined us in October, 2009 as chief financial officer, was entitled to an annual salary of $300,000.

In addition, each of Messrs. Moukas, Kaskavelis, Cheung and Scouloudis was entitled to receive an annual discretionary bonus based upon his performance in such amount as shall be determined by the Remuneration Committee of the board of directors in its absolute discretion. The Remuneration Committee established an annual bonus plan for each executive officer setting forth the maximum total bonus payable to each executive officer, and the performance metrics against which achievement of the bonus will be determined. For the year ended December 31, 2009, the maximum bonus payable to Alex Moukas was €187,500 (approximately $261,000), to Chris Kaskavelis was €157,500 (approximately $219,000) and to Menelaos Scouloudis was €150,000 (approximately $209,000). Up to 33% of the bonus was payable as a progress payment on the annual bonus following announcement of our half year interim financial results. The bonus consisted of three components. Two of these components, representing approximately 80% of the total bonus, were based directly upon the achievement of financial metrics of revenue and adjusted earnings per share. The third component, representing approximately 20% of the total bonus, was discretionary in nature and, accordingly, is determined in the sole discretion of the Remuneration Committee. The Remuneration Committee has determined that the metrics were fully met, and the bonuses were paid in full.

Mr. Cheung is entitled to an annual bonus payable in ordinary shares with a value of $100,000, with the number of shares subject to the deferred share award determined by dividing $100,000 by the closing price of our ordinary shares on April 30 of the following fiscal year. For 2009, his bonus was pro rated to $30,000, paid in our ordinary shares on April 30, 2010, and subject to vesting on April 30, 2011. He also participates in our annual share incentive program, with the target value of the deferred share awards to be awarded to him annually being $150,000, subject to satisfaction of applicable vesting conditions. His deferred share award for 2009 was prorated to $34,650, subject to satisfaction of performance metrics and continued employment through April 30, 2011. Mr. Cheung also received a sign-on bonus of 20,000 deferred share awards.

Each executive officer is also entitled to private medical insurance, life insurance, employer's compulsory pension contributions, and 22 vacation days per annum in addition to public holidays, and Mr. Moukas, Mr. Kaskavelis and Mr. Scouloudis are each entitled to a car allowance.

Sally J. Rau joined us in August 2010 as chief administrative officer, general counsel and corporate secretary, with an annual salary of $300,000 payable in cash and $550,000 payable in equity divided between deferred shares and share options, with such number of deferred shares and options determined at the fair market value (based upon Black-Scholes valuation) on the date of grant equal to $137,500 and $412,500, respectively. Upon her hiring, Ms. Rau received grants of deferred shares and options as further described on page 116, "2010 Executive Compensation."

If employment of any of our executive officers is terminated without cause or should such executive officer voluntarily terminate his or her employment for good reason, such executive officer is entitled to severance comprising continuing salary equal to the greater of the term over which severance is payable to the other executive officers or six months. In addition, such executive officer is entitled to accelerated vesting of his or her then outstanding unvested equity awards equal to an additional year of vesting following the date of termination and reimbursement of continued health benefits under COBRA or similar provision for the severance term. In the event of a change of control, vesting of 50% of such executive officer's then outstanding unvested equity awards accelerates as of the effective date of the change of control. If such executive officer's employment is terminated without cause within 18 months following a change of control, such executive officer is entitled to receive severance equal to 12 months continuing salary, vesting of all then outstanding unvested equity awards and continuation of health benefits under COBRA or similar provision for the severance term.

2009 Executive Officer Compensation

The following table sets forth information concerning the cash compensation earned during the fiscal year ended December 31, 2009 by our executive officers:

Name and Principal Position	Salary	Bonus	All Other Compensation(1)		Total
Alex Moukas Chief Executive Officer	€250,000	€187,500	€28,000	(1)	€465,500
Chris Kaskavelis Chief Operating Officer	€210,000	€157,500	€28,000	(1)	€395,500
Wilson W. Cheung(2) Chief Financial Officer	$72,884	—	—		$72,884
Menelaos Scouloudis Chief Commercial Officer	€150,000	€150,000	€19,000	(1)	€319,000

(1)
Includes payment by us of €3,000 (approximately $4,100) for pension contributions, €4,000 (approximately $5,600) for membership cost of a private medical insurance plan with BUPA International (a private provider of medical insurance) or any other reputable medical insurance plan and €21,000 (approximately $29,000) and €12,000 (approximately $17,000) for car allowance.

(2)
Mr. Cheung joined Velti in October, 2009; amounts represent amounts actually paid during the year ended December 31, 2009.

Ms. Rau did not join us until August 2010.

The following table sets forth certain information with respect to deferred share awards made during the fiscal year ended December 31, 2009 to our executive officers named above:

Name and Principal Position	Number of Shares	Vesting Date(1)
Alex Moukas Chief Executive Officer	101,500	April 30, 2011
Chris Kaskavelis Chief Operating Officer	84,000	April 30, 2011
Wilson W. Cheung(2)	14,650	April 30, 2011
Chief Financial Officer	20,000	April 30, 2011
Menelaos Scouloudis Chief Commercial Officer	75,000	April 30, 2011

(1)
The deferred share awards are subject to vesting based on continued employment as well as achievement of two year performance goals established by the Remuneration Committee which currently consists of achievement of earnings per share targets. Vesting is based 40% upon achievement of earnings per share targets for 2009, and 60% based upon achievement of earnings per share targets for 2010. The number of shares earned shall be dependent upon achievement of reduced, mid and stretch target earnings per share. The shares shall be 100% earned only if Velti meets or exceeds the stretch targets.

(2)
Both grants made to Mr. Cheung were made on his employment start date of October 5, 2009. The award of 14,650 shares vests based upon achievement of 2009 earnings per share targets, and his continued employment through the later of April 30, 2011 or the date in 2011 that the Remuneration Committee determines such vesting has occurred. The award of 20,000 shares represents a sign on equity bonus, subject to continued employment through April 30, 2011.

2010 Executive Officer Compensation

Following the year ended December 31, 2009, and in anticipation of this offering, Messrs. Moukas, Kaskavelis and Scouloudis agreed to an annual salary, payable in cash and equity, as set forth below. In addition, Mr. Cheung and, upon her hiring in August 2010, Ms. Rau, agreed to the following annualized compensation, payable in cash and equity:

Name	Cash Compensation	Equity Compensation(1)
Alex Moukas	$1	$1.6 million
Chris Kaskavelis	$1	$1.2 million
Wilson W. Cheung	$300,000	$250,000
Sally J. Rau	$300,000	$550,000
Menelaos Scouloudis	$1	$1.1 million

(1)
The number of shares issuable in connection with such equity compensation shall be determined based upon a Black-Scholes calculation at the time of each grant and shall be comprised of one-quarter in deferred shares and three-quarters in share options, each vesting in equal annual tranches over four years.

Accordingly, during 2010, Messrs. Moukas, Kaskavelis and Scouloudis were each paid $1.00; Mr. Cheung was paid $300,000, and Ms. Rau was paid $118,269 for the portion of the year that she was employed by us. In addition, Messrs. Moukas, Kaskavelis and Scouloudis were paid €25,000 ($33,190), €50,572 ($67,139) and €11,905 ($15,805), respectively, for their service on the board of directors of our wholly-owned subsidiary, Velti S.A. As a result of such change in form of compensation, Messrs. Moukas, Kaskavelis, Scouloudis, Cheung and Ms. Rau were awarded the following equity awards during 2010, including an additional equity award made to each of them in connection with this public offering:

Name	Deferred Share Awards		Share Option Awards
Alex Moukas	78,585	(1)	552,995	(1)
			65,000	(2)
Chris Kaskavelis	58,939	(1)	414,747	(1)
			50,000	(2)
Wilson W. Cheung	37,500	(1)	112,500	(1)
			30,000	(2)
Sally J. Rau	62,500	(1)	187,500	(1)
			50,000	(2)
Menelaos Scouloudis	54,028	(1)	380,184	(1)
			40,000	(2)

(1)
Shares vest over four years at the rate of 25% per year on the anniversary of the date of grant, which was May 13, 2010. The exercise price of the share options was £3.35 per share. Shares awarded to Ms. Rau vest over four years at the anniversary of the date of grant, which was September 12, 2010. The share options awarded to Ms. Rau have an exercise price of £6.14 per share.

(2)
Shares vest in full on the anniversary of the date of grant, which was May 13, 2010, or September 12, 2010 for Ms. Rau, if we have completed a public offering of our ordinary shares in the United States and listed our ordinary shares for trading on the NASDAQ Global Market or similar exchange prior to the date of vesting. The exercise price of the share options was £3.35 per share for those granted on May 13, 2010, and £6.14 per share for the share options to Ms. Rau.

Outstanding Equity Awards at September 30, 2010

Name	Grant Date		Number of Securities Underlying Unexercised Share Options (#) Unexercisable	Option Exercise Price (£)	Number of Deferred Share Awards That Have Not Vested (#)
Alex Moukas	07/03/09	(1)			101,500
	05/13/10	(2)	552,995	£3.35	78,585
	05/13/10	(2)	65,000	£3.35
Chris Kaskavelis	07/03/09	(1)			84,000
	05/13/10	(2)	414,747	£3.35	58,939
	05/13/10	(2)	50,000	£3.35
Wilson W. Cheung	10/05/09	(3)			14,650
	10/05/09	(3)			20,000
	05/13/10	(2)	112,500	£3.35	54,028
	05/13/10	(2)	30,000	£3.35
Sally J. Rau	09/12/10	(4)	187,500	£6.14	62,500
	09/12/10	(5)	50,000	£6.14
Menelaos Scouloudis	07/03/09	(1)			75,000
	05/13/10	(2)	380,184	£3.35	54,028
	05/13/10	(2)	40,000	£3.35

(1)
The share option and deferred share award vest over four years at the rate of 25% on the anniversary of the date of grant, which was May 13, 2010.

(2)
The share option vests in full on May 13, 2011, contingent upon the completion of a public offering of our ordinary shares in the U.S. and listing of our ordinary shares on the NASDAQ Global Market or similar exchange prior to the date of vesting.

(3)
The deferred share award of 14,650 ordinary shares vest on April 30, 2011, based upon achievement of 2009 earnings per share targets. The award of 20,000 ordinary shares represents a sign on equity bonus, subject to continued employment through April 30, 2011.

(4)
The share option and deferred share award vest over four years at the rate of 25% on the anniversary of the date of grant, which was September 12, 2011.

(5)
The share option vests in full on September 12, 2011, contingent upon the completion of a public offering of our ordinary shares in the U.S. and listing of our ordinary shares on the NASDAQ Global Market or similar exchange prior to the date of vesting.

Equity Compensation Plans

Our directors, executive officers and employees are eligible to receive equity incentives or participate in our equity incentive plan. The following describes our equity incentive plan in which many of our directors, executive officers and employees participate.

Share Incentive Plan (the "General Share Incentive Plan")

General.    The purpose of the General Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding our employees and employee directors. The General Share Incentive Plan allows for the award of: (a) share options, (b) deferred share awards, (c) conditional share awards and (d) share appreciation rights. All awards under the General Share Incentive Plan are granted in our ordinary shares. Awards are not assignable or otherwise transferable, except in the case of the death of a participant, in which case the personal representatives of the participant may exercise the award within 12 months of the date of the participant's death.

Eligible Participants.    Only our employees and employee directors, and employees and employee directors of our affiliates (other than our joint ventures or entities in which we have a non-controlling stake), are eligible to receive awards under the General Share Incentive Plan.

Administration.    Our board of directors has delegated administration of the General Share Incentive Plan to our Remuneration Committee. Subject to the terms of the General Share Incentive Plan, our Remuneration Committee has broad discretion to select participants, determine the types, terms and conditions of awards, prescribe form award agreements, and make all other determinations that may be necessary or advisable for the administration of the General Share Incentive Plan.

Plan Limits.    The maximum number of shares which may be issued pursuant to awards made over the previous three years under the General Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.

Share Options.    A share option is a contractual right that entitles a participant to purchase up to a stated number of our ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted by reference to the average closing price of our shares in the 14 days prior to the date of grant; provided, however, the exercise price must be no less than the nominal (par) value of the shares.

Share Appreciation Rights.    A share appreciation right is an option to acquire the number of shares that is equal in value to the difference between the fair market value of the shares at the date of exercise less the award price (normally the fair market value of the shares on the date the share appreciation right is granted).

Conditional Share Awards.    Under a conditional share award, shares are issued or transferred to a participant, and such shares are forfeitable in the event the participant ceases employment (or other service) within a specified period and/or they may be subject to other forfeitable restrictions. In addition, these conditional shares shall be forfeitable if they become incapable of vesting. Conditional shares are awarded to a participant at no cost, except in the case of an award satisfied by the issue of shares directly to the participant, in which case the amount payable for the shares is no less than their nominal (par) value. Under certain circumstances, we may pay an additional bonus to the participant equal to the nominal (par) value of the shares to be acquired, which bonus will be used to pay for the shares. This sum will be "grossed-up" so that the participant is paid an amount which covers any income tax or social security contributions that are payable in respect of the bonus.

Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.

Grant of Awards.    Awards may only be granted: (a) within 42 days immediately following the date when the General Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant becoming an eligible employee or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than April 26, 2016, or in circumstances which would breach our share dealing code, or constitute market abuse.

Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. We can specify any performance targets which must be met before the award can vest, and such performance targets can be waived or amended if the Remuneration Committee reasonably concludes that a different performance target would be a fairer measure of performance and the new performance target is not more difficult to achieve than the old performance target. Share options and share appreciation rights can be exercised to the extent that they have vested. Deferred share awards and conditional share awards do not need to be exercised. If a participant ceases to be an employee or director for "good leaver" reasons, including death, injury, disability, retirement, redundancy or (at our sole discretion) any other reason other than dismissal for cause, we have discretion to permit unvested awards to vest in whole or in part.

Lapse of Awards.    Awards lapse on the earliest of: (a) the tenth anniversary of the date of the award, or (b) following a corporate transaction of one of the types described below, (c) when the participant ceases to be an employee because of dismissal for cause, (d) in respect of vested share options and share appreciation rights, six months following cessation of employment for one of the "good leaver" reasons other than death (unless we exercise discretion to permit these awards to remain exercisable for a longer period), (e) in respect of vested share options and share appreciation rights, one year following the participant's death, (f) in respect of conditional share awards or deferred share awards, on cessation of employment (unless we exercise discretion to permit accelerated or continued vesting) or (g) on our winding-up.

Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. Any unvested awards which do not vest during the specified period are deemed to vest at the time of the corporate transaction on a pro rata basis unless we exercise discretion to permit them to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that the participants will be granted new rights in substitution for their existing rights, provided that the new rights are no less valuable overall than the prior rights. If there is any variation in our share capital, awards will be adjusted in such manner as our board of directors considers appropriate.

Amendment.    Our board of directors may alter the rules of the General Share Incentive Plan from time to time, except that no alteration or addition may be made to the advantage of participants without the approval of our shareholders unless it is a minor amendment to benefit the administration of the General Share Incentive Plan. Additionally, no amendment can be made which would adversely affect the rights of participants without their consent.

U.S. Federal Income Tax Consequences of Awards.    U.S. participants only receive deferred share awards under the General Share Incentive Plan. Deferred share awards are generally subject to taxation at the time of payment in the amount of the fair market value of the shares issued at that time, and we generally are entitled to take a corresponding deduction at the same time.

2009 U.S. Employee Share Incentive Plan (the "U.S. Employee Share Incentive Plan")

General.    The purpose of the U.S. Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees. The U.S. Employee Share Incentive Plan allows for the award of: (a) incentive share options, (b) non-qualified share options, (c) restricted share awards, (d) unrestricted share award and (e) deferred share awards. All awards under the U.S. Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a non-qualified share option to be transferred to a member of a participant's family, family trust, or an entity solely owned by the participant's family members.

Eligible Participants.    Only our employees, and employees of our affiliates, are eligible to receive awards under the U.S. Employee Share Incentive Plan.

Administration.    Our board of directors has delegated administration of the U.S. Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Employee Share Incentive Plan.

Plan Limits.    The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 5,250,000 shares. In addition, the maximum number of shares which may be issued pursuant to awards made over the previous three years under the U.S. Employee Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.

Share Options.    A share option is a contractual right that entitles a participant to purchase up to a stated number of ordinary shares at a stated price, or exercise price, that is determined on the date the share option is granted. Incentive share options, or ISOs, are intended to receive beneficial tax treatment, subject to satisfying all ISO qualifying criteria. ISOs must be granted with an exercise price at least equal to the fair market value of the shares on the date of grant; provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the exercise price must be at least 110% of such share price. In addition, ISOs must expire no later than ten years following the date of grant, provided, however, for ISOs granted to owners of more than 10% of the combined voting power of our shares (or that of our parent or subsidiary corporations), the expiration of an ISO must be no later than five years following the date of grant. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's employment. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares. Non-qualified share options, or NQOs, are share options granted pursuant to the U.S. Employee Share Incentive Plan which do not qualify as ISOs. The aggregate fair market value as of the date of grant of the shares with respect to which ISOs may become exercisable for the first time by an employee in any calendar year may not exceed $100,000, and any excess shall be treated as NQOs.

Share Awards.    Under a restricted share award, shares are issued or transferred to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon the award vesting.

Grant of Awards.    Awards may only be granted: (a) within 42 days immediately following the date when the U.S. Employee Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant becoming an eligible employee or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than September 14, 2019, or in circumstances which would breach our share dealing code, or constitute market abuse.

Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.

Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.

Lapse of Awards.    Once any portion of an option becomes vested and exercisable, it generally shall continue to be exercisable by the grantee or his or her representatives and legatees at any time or times prior to the earliest of (1) the date which is (a) twelve months following the date on which the grantee's service terminates due to death or disability or (b) three months following the date on which the grantee's service terminates if the termination is due to any other reason, or (2) the expiration date set forth in the option agreement, following which, to the extent that it has not been exercised, the option shall lapse, unless the grantee's employment is terminated for cause, in which case the option shall terminate immediately and be null and void upon the date of termination.

Amendment and Termination.    Our board of directors may amend or terminate the U.S. Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless: (a) required to ensure that a share option is treated as an ISO or (b) to comply with applicable law. Additionally, none of the following amendments may be made without the approval of our shareholders: (a) an increase in the maximum share limits, (b) a modification for which shareholder approval is required by law or (c) an alteration of the class of employees eligible to receive ISOs. The U.S. Employee Share Incentive Plan shall continue in effect until the earliest of: (a) ten years after its adoption by our board of directors, (b) its termination by our board of directors or (c) the date on which all of the shares available for issuance under the U.S. Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Employee Share Incentive Plan and the applicable award agreements have lapsed.

U.S. Federal Income Tax Consequences of Options.    Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising NQOs, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. With respect to exercising ISOs, if the underlying shares are held for a minimum of two years from the date of grant and one year from the date of exercise, the participant will not recognize taxable income at the time of exercise. However, the excess (if any) of the fair market value of the shares received at exercise over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. Further, if shares acquired upon the exercise of an ISO are held for the holding periods referenced above, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the shares will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. On the other hand, if the applicable ISO holding period requirements are not met, the ISO will be treated as an NQO, and such share option shall generally have the same tax consequences as described for NQOs above.

U.S. Federal Income Tax Consequences of Awards other than Options.    A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.

2009 U.S. Non-Employee Share Incentive Plan (the "U.S. Non-Employee Share Incentive Plan")

General.    The purpose of the U.S. Non-Employee Share Incentive Plan is to assist us in attracting, motivating, retaining and rewarding high-quality non-employee directors and consultants. The U.S. Non-Employee Share Incentive Plan allows for the award of: (a) share options, (b) restricted share awards (c) unrestricted share awards and (d) deferred share awards. All awards under the U.S. Non-Employee Share Incentive Plan are granted in our ordinary shares. Share options are generally not assignable or otherwise transferable, other than in the event of the participant's death. However, our board of directors may in certain cases permit a share option to be transferred to a member of a participant's family, family trust or an entity solely owned by the participant's family members.

Eligible Participants.    Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan.

Administration.    Our board of directors has delegated administration of the U.S. Non-Employee Share Incentive Plan to our Remuneration Committee. Subject to the terms of the U.S. Non-Employee Share Incentive Plan, we have broad discretion to select participants, determine the types, terms and conditions of awards, prescribe award agreements, and make all other determinations that may be necessary or advisable for the administration of the U.S. Non-Employee Share Incentive Plan.

Plan Limits.    The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 500,000 shares. In addition, the maximum number of shares which may be issued pursuant to awards made over the previous three years under the U.S. Non-Employee Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 15% of our ordinary share capital.

Share Options.    A share option is a contractual right that entitles a participant to subscribe for a stated number of ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted. A share option generally terminates earlier than the stated expiration date in connection with the termination of the participant's service relationship with us. In no event shall the exercise price of any share option be less than the nominal (par) value of the ordinary shares.

Share Awards.    Under a restricted share award, shares are issued to a participant, subject to such restrictions and conditions as we may impose, such as conditions based on continued employment and/or achievement of pre-established performance goals and objectives, and failure to satisfy such conditions shall result in the forfeiture of such shares. Subject to the foregoing, holders of restricted shares shall have all of the rights associated with being one of our shareholders. Participants may also be granted unrestricted share awards, and any such shares are not subject to any conditions and/or restrictions.

Deferred Share Awards.    Under a deferred share award, shares are issued to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are issued directly to the participant upon payment of a subscription price equal to the nominal (par) value of the shares. The relevant award agreement may grant the participant a right to receive (in cash or shares) an amount equivalent to any cash dividends paid during the vesting period upon award vesting.

Grant of Awards.    Awards may only be granted: (a) within 42 days immediately following the date when the U.S. Non-Employee Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant entering into a service relationship with us or any affiliate or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than September 14, 2019, or in circumstances which would breach our share dealing code, or constitute market abuse.

Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. Share options can be exercised to the extent that they have vested. In our sole discretion, we may accelerate the vesting of any awards if circumstances arise for which we decide that accelerated vesting is appropriate.

Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law and (d) one month after the passing of a resolution for our winding-up by way of summary winding-up. We have the discretion to permit any unvested awards which do not vest during the specified period to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that existing awards will be assumed or substituted for rights in an acquiring company (if applicable), with such adjustment as we consider appropriate, or settled in cash, as our board of directors shall determine. If there are any capitalization changes in our shares, awards will be adjusted in such manner as our board of directors considers appropriate.

Amendment and Termination.    Our board of directors may amend or terminate the U.S. Non-Employee Share Incentive Plan or any individual award at any time, except that no action can adversely affect an outstanding award without the holder's consent unless to comply with applicable law. The U.S. Non-Employee Share Incentive Plan shall continue in effect until the earliest of: (a) ten years after its adoption by our board of directors, (b) its termination by our board of directors or (c) the date on which all of the shares available for issuance under the U.S. Non-Employee Share Incentive Plan have been issued and all restrictions on such shares under the terms of the U.S. Non-Employee Share Incentive Plan and the applicable award agreements have lapsed.

U.S. Federal Income Tax Consequences of Awards.    Participants generally do not recognize taxable income upon grant of a share option. With respect to exercising a share option, we are generally entitled to deduct, and the participant generally recognizes taxable income in, an amount equal to the excess (if any) between the fair market value of the shares at the time of exercise and the exercise price. A restricted share award subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid for the restricted shares, if any, only at the time the restrictions lapse (unless the participant elects to accelerate income recognition as of the date of grant by timely filing an election under Section 83(b) of the Internal Revenue Code). Unrestricted share awards are generally subject to taxation at the time of payment, and we generally are entitled to take a corresponding deduction at the same time.

JV/NCA Company Share Incentive Plan (the "JV/NCA Company Share Incentive Plan")

General.    The JV/NCA Company Share Incentive Plan is not available for new grants. Prior grant awards were made exclusively to employees of Ansible Mobile LLC, one of our joint ventures. The purpose of the JV/NCA Company Share Incentive Plan was designed to assist us in attracting, motivating, retaining and rewarding the employees and directors of our joint ventures and other entities in which we participate or have a non-controlling stake. The JV/NCA Company Share Incentive Plan allows for the award of: (a) share options, (b) deferred share awards, (c) conditional share awards and (d) share appreciation rights. All awards under the JV/NCA Company Share Incentive Plan are granted in our ordinary shares. Awards are not assignable or otherwise transferable, except in the case of the death of a participant, in which case the personal representatives of the participant may exercise the award within 12 months of the date of the participant's death.

Eligible Participants.    Only employees and employed directors of our joint ventures and other entities in which we participate or have a non-controlling stake are eligible to receive awards under the JV/NCA Company Share Incentive Plan.

Administration.    Our board of directors has delegated administration of the JV/NCA Company Share Incentive Plan to our Remuneration Committee. Subject to the terms of the JV/NCA Company Share Incentive Plan, our Remuneration Committee has broad discretion to select participants, determine the types, terms and conditions of awards, prescribe form award agreements, and make all other determinations that may be necessary or advisable for the administration of the JV/NCA Company Share Incentive Plan.

Plan Limits.    The maximum number of shares which may be issued pursuant to awards made over the previous three years under the JV/NCA Company Share Incentive Plan and any other equity incentive plan adopted by us must not exceed 10% of our authorized ordinary share capital.

Share Options.    A share option is a contractual right that entitles a participant to subscribe for a stated number of our ordinary shares at a stated price, or the exercise price, that is determined on the date the share option is granted by reference to the average closing price of our shares in the 14 days prior to the date of grant; provided, however, the exercise price must be no less than the nominal (par) value of the shares.

Share Appreciation Rights.    A share appreciation right is an option to subscribe for the number of shares that is equal in value to the difference between the fair market value of the shares at the date of exercise less the award price (normally the fair market value of the shares on the date the share appreciation right is granted).

Conditional Share Awards.    Under a conditional share award, shares are issued to a participant, and such shares are forfeitable in the event the participant ceases employment (or other service) within a specified period and/or they may be subject to other forfeitable restrictions. In addition, these conditional shares shall be forfeitable if they become incapable of vesting. Conditional shares are awarded to a participant at no cost, except in the case of an award satisfied by the issue of shares directly to the participant, in which case the amount payable for the shares is no less than their nominal (par) value. Under certain circumstances, we may pay an additional bonus to the participant equal to the nominal (par) value of the shares to be acquired, which bonus will be used to pay for the shares. This sum will be "grossed-up" so that the participant is paid an amount which covers any income tax or social security contributions that are payable in respect of the bonus.

Deferred Share Awards.    Under a deferred share award, shares are issued or transferred to a participant when the award vests in accordance with any vesting schedule specified in the relevant award agreement. On vesting, shares are transferred for no cost, except in the case of an award satisfied by the issue of shares directly to the participant, in which case the amount payable for the shares will be no less than their nominal (par) value.

Grant of Awards.    Awards may only be granted: (a) within 42 days immediately following the date when the JV/NCA Company Share Incentive Plan was adopted or the announcement of our final or interim results in respect of any financial year, (b) within 14 days immediately following a participant becoming an eligible employee or (c) on any day on which our board of directors resolves that exceptional circumstances exist which justify the grant of an award. No award can be granted later than April 26, 2016, or in circumstances which would breach our share dealing code, or constitute market abuse.

Vesting of Awards.    An award vests in accordance with the vesting schedule established by our Remuneration Committee for such award. We can specify any performance targets which must be met before the award can vest, and such performance targets can be waived or amended if we reasonably conclude that a different performance target would be a fairer measure of performance and the new performance target is not more difficult to achieve than the old performance target. Share options and share appreciation rights can be exercised to the extent that they have vested. Deferred share awards and conditional share awards do not need to be exercised. If a participant ceases to be an employee or director for "good leaver" reasons, including death, injury, disability, retirement, redundancy or (at our sole discretion) any other reason other than dismissal for cause, we have discretion to permit unvested awards to vest in whole or in part.

Lapse of Awards.    Awards lapse on the earliest of: (a) the tenth anniversary of the date of the award, (b) following a corporate transaction of one of the types described below, (c) when the participant ceases to be an employee because of dismissal for cause, (d) in respect of vested share options and share appreciation rights, six months following cessation of employment for one of the "good leaver" reasons other than death (unless we exercise discretion to permit these awards to remain exercisable for a longer period), (e) in respect of vested share options and share appreciation rights, one year following the participant's death, (f) in respect of conditional share awards or deferred share awards, on cessation of employment (unless we exercise discretion to permit accelerated vesting) or (g) on our winding-up.

Takeovers, Reconstructions, Liquidation and Variation of Share Capital.    If any of the following corporate transactions take place, awards continue to vest (and if relevant be exercisable) for the following periods, following which they lapse: (a) six months after a general offer to acquire shares becomes wholly unconditional, (b) one month after a person becomes bound or entitled to acquire shares under Part 18 of the Jersey Companies Law, (c) one month after a court sanctions a scheme of arrangement under Part 18A of the Jersey Companies Law, (d) one month after the passing of a resolution for our winding-up by way of summary winding-up and (e) one month after we sell all or substantially all of our shares or assets in the entity that employs the participant. Any unvested awards which do not vest during the specified period are deemed to vest at the time of the corporate transaction on a pro rata basis unless we exercise discretion to permit them to vest in a greater amount or in full. Notwithstanding the foregoing, where a corporate transaction occurs, we may procure that the participants will be granted new rights in substitution for their existing rights, provided that the new rights are no less valuable overall than the prior rights. If there is any variation in our share capital, awards will be adjusted in such manner as our board of directors considers appropriate.

Amendment.    Our board of directors may alter the rules of the JV/NCA Company Share Incentive Plan from time to time, except that no alteration or addition may be made to the advantage of participants without the approval of our shareholders unless it is a minor amendment to benefit the administration of the JV/NCA Company Share Incentive Plan. Additionally, no amendment can be made which would adversely affect the rights of participants without their consent.

U.S. Federal Income Tax Consequences of Awards.    U.S. participants only receive deferred share awards under the JV/NCA Company Share Incentive Plan. Deferred share awards are generally subject to taxation at the time of payment in the amount of the fair market value of the shares issued at that time, and we generally are entitled to take a corresponding deduction at the same time.

Principal and Selling Shareholders

The following table sets forth information, as of December 31, 2010, regarding the beneficial ownership of our ordinary shares: (i) immediately prior to the consummation of the offering and (ii) as adjusted to reflect the sale of our ordinary shares in this offering, for:

  •
  each of our directors;

  •
  each of our executive officers;

  •
  all of our directors and our executive officers as a group;

  •
  each person who is known by us to own beneficially 5% or more of our outstanding ordinary shares; and

  •
  each selling shareholder.

The column entitled "Shares Beneficially Owned Prior to the Offering — Percent" is based on 38,300,792 ordinary shares outstanding as of December 31, 2010. The columns entitled "Shares Beneficially Owned After the Offering — Percent" is based on (i) 49,393,092 ordinary shares to be issued and outstanding immediately after the closing of this offering, assuming no exercise of the underwriters' over-allotment option and the sale of all of the selling shareholders' eligible shares and (ii) 50,800,792 ordinary shares to be issued and outstanding immediately after closing of this offer, assuming exercise of the underwriters' over-allotment option and the sale of all of the selling shareholders' eligible shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the vesting of deferred share awards, exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. Unless otherwise indicated, the business address of each such person is First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

					Shares Beneficially Owned After the Offering
	Shares Beneficially Owned Prior to the Offering		Number of Shares Sold (excluding over- allotment)	Number of Shares Sold (including over- allotment)	Excluding Exercise of Over-Allotment		Including Exercise of Over-Allotment
Name of Beneficial Owner	Number(1)	Percent(1)			Number	Percent	Number	Percent
Holders of Greater than 5%(2)
Commerzbank AG Prop Trading/Market Maker Account(3)	2,021,000	5.3%	—	—	2,021,000	4.1%	2,021,000	4.0%
30 Gresham Street,
PO Box 52715
London, U.K.
Collins Stewart plc(3)	1,946,866	5.1%	—	—	1,946,866	3.9%	1,946,866	3.8%
88 Wood Street
London, U.K.
Directors and Executive Officers:
Alex Moukas(4)(5)	4,132,398	10.8%	250,000	400,000	3,882,398	7.9%	3,732,398	7.3%
Chris Kaskavelis(4)(5)	4,632,901	12.1%	250,000	400,000	4,382,901	8.9%	4,232,901	8.3%
Wilson W. Cheung(5)	8,998	*	—	—	8,998	*	8,998	*
Sally J. Rau(5)	—	—	—	—	—	—	—	—
Menelaos Scouloudis(4)(5)	1,862,078	4.9%	125,000	200,000	1,737,078	3.5%	1,662,078	3.3%
David W. Mann(3)(6)(7)	124,765	*	—	—	124,765	*	124,765	*
Jerry Goldstein(7)	404,419	1.1%	22,000	37,000	382,419	*	367,419	*
David C. D. Hobley(3)(7)	89,851	*	—	—	89,851	*	89,851	*
Nicholas P. Negroponte(7)	760,598	2.0%	40,000	68,000	720,598	1.5%	692,598	1.4%
All directors and executive officers as a group (9 persons):	12,016,008	31.4%	687,000	1,105,000	11,329,008	22.9%	10,911,008	21.5%
Additional Selling Shareholders
Paul Cheng	14,000	*	8,000	10,000	6,000	*	4,000	*
Nikos Karapanagou	365,970	*	35,000	60,000	330,970	*	305,970	*
George Karantonis	101,200	*	15,000	25,000	86,200	*	76,200	*
Dimitrios Kontarinis	26,800	*	8,000	13,000	18,800	*	13,800	*
Marios Papadopoulos	80,822	*	10,000	17,000	70,822	*	63,822	*
Phokion Potamianos	658,708	1.7%	658,708	658,708	—	—	—	—
Surash Patel	9,000	*	4,000	7,000	5,000	*	2,000	*

*
Less than 1%.

(1)
Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of ordinary shares shown as beneficially owned by them, subject to community property laws where applicable and to the information contained in the footnotes to this table.

(2)
The information with respect to the holders of 5% or more of our outstanding ordinary shares is derived from inquiries made by our authorized representatives to such holders. Such holders, and in particular financial institutions, may likely hold their shares as nominees on behalf of other beneficial owners, the identities of whom have not been disclosed to us by the above listed holders.

(3)
Holder will not be selling ordinary shares in the offering.

(4)
Under a decision of the Athens Court of Appeals passed on March 26, 2009 (decision 1593/2009) (the "Decision") Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis have been ordered to deliver certain of our ordinary shares in which they are interested to two individuals (the "Claimants") in connection with a dispute between those directors and the Claimants related to the acquisition by those directors of certain shares in Velti S.A. from the Claimants in 2006. The disputed shares are to be delivered as follows: (a) 131,503 shares to be delivered by Mr. Moukas, (b) 131,503 shares to be delivered by Mr. Kaskavelis, and (c) 51,502 shares to be delivered by Mr. Scouloudis. These directors have lodged an appeal against the Decision under protocol number 1039/02 Oct 2009. In the event that the appeal is rejected and the claim is not otherwise settled, it is possible that these directors may be obliged to transfer the disputed shares to the Claimants, which would commensurately reduce their respective shareholdings in us. The holdings of each of Messrs. Moukas, Kaskavelis and Scouloudis reflected in the table above includes the shares subject to the decision.

(5)
In addition to the shares beneficially owned as set forth in the table above, each of our executive officers have been awarded certain share options and deferred shares subject to vesting provisions. If all such share options and deferred shares were to vest, then Messrs. Moukas, Kaskavelis, Cheung and Scouloudis would beneficially own 4,930,478, 5,240,587, 240,176 and 2,411,290 shares, respectively, and Ms. Rau would beneficially own 300,000 shares. See pages 115 and 116 for a discussion of the equity awards and their vesting provisions.

(6)
Includes 15,000 shares held by D W Mann Children's Trust 1983.

(7)
In addition to the shares beneficially owned as set forth in the table above, each of our non-executive directors have been awarded deferred shares subject to vesting provisions. If all such deferred shares were to vest, then Messrs. Mann, Goldstein, Hobley and Negroponte would beneficially own 152,324, 428,041, 115,442 and 784,220 shares, respectively. See page 113 for a discussion of the equity awards and their vesting provisions.

As of December 31, 2010, there were approximately 225 individual holders of record entered in our share register, of which we believe there were 45 U.S. residents who hold approximately 2.7% of our issued and outstanding ordinary shares. The number of individual holders of record is based exclusively upon our share register and does not either include holders of shares in dematerialized (or "book-entry") form through the U.K.'s CREST electronic system or address whether a single share certificate may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of some but not all of the shares represented by a single share certificate. Prior to this offering, our ordinary shares have been admitted for trading on AIM, under the symbol "VEL." Our ordinary shares have been approved for listing on The NASDAQ Global Market under the symbol "VELT."

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

 Related Party Transactions

Thor Luxembourg S.à.r.L.

Facilities Agreement

Thor Luxembourg S.à.r.L.    On June 26, 2009, we entered into a facilities agreement, or the Facilities Agreement, as amended by Amendment and Restatement Deed dated October 14, 2009, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor has advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of up to a maximum of $10.0 million, due to be repaid on the earlier of our public offering and April 30, 2011. An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility do not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrue interest at the rate of 2.5% per month up to a maximum of 15% per annum. The third facility is a 21 month revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.9 million). The third facility, which bears interest at 8.5% per annum, was fully drawn down as of September 30, 2010.

On March 31, 2010, we were not in compliance with the financial covenant under the facilities with Thor Luxembourg S.à.r.L. relating to the required ratio of cash flow to debt service. Thor Luxembourg S.à.r.L., however, waived noncompliance with this covenant requirement through July 1, 2011 and therefore the Facilities Agreement, as amended, is still classified as long term debt.

In the nine months ended September 30, 2010, we entered into an agreement with Thor Luxembourg S.à.r.L. as an aggregate $5.0 million extension to the Second Term Facility, and borrowed $5.0 million under this facility in the three months ended June 30, 2010. This $5.0 million additional loan bears interest at 10% per annum, and is due to be repaid on the earlier of our public offering and April 30, 2011.

We issued 875,000 new shares to various parties directed by Thor in lieu of an arrangement fee. The price per share was set at £1.605, the price of our ordinary shares on AIM at the date of the loan agreements. We have also agreed to pay Thor a one-time interest payment equal to 10% of each of the First Term Facility and Second Term Facility if, prior to January 15, 2012, we either have an equity or debt offering that results in gross proceeds to us of $25 million or more, or we undergo a change-in-control other than related to the listing of our ordinary shares for trading on a public stock exchange. Velti plc and various of its subsidiaries (excluding Velti S.A.) have provided guarantees and security over certain of their assets in favor of Thor. Velti S.A. has only provided security in respect of its obligations under the Facilities Agreement. Mr. Negroponte did not receive any of our ordinary shares as a result of his participation in the Facilities Agreement, and has rights only to payment of principal and interest on his proportionate share of the funds advanced.

Transactions with Related Companies:

Velti Center for Innovation S.A.    Velti Center for Innovation, a wholly-owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this agreement, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N-Squared S.A.

Evorad S.A.    VCI holds 49% of the share capital of Evorad, a medical imaging software company. For the year ended December 31, 2009, 2008 and 2007, we recorded sales to Evorad in the amount of $84,000, $127,000 and none, respectively. For the nine months ended September 30, 2010, VCI recorded sales to Evorad S.A. in the amount of $38,000. As of September 30, 2010, Evorad owed $0 (2009: $126,000; 2008: $39,000) and $115,000 (2009: $0; 2008: $138,000) to VCI and Velti S.A. respectively. Additionally, Velti S.A. owed to Evorad S.A. $0 (2009: $265,000; 2008: $387,000). VCI invoiced Evorad $0 (2009: $117,000; 2008: $44,000) and Velti S.A. invoiced Evorad $0 (2009: $121,000; 2008: $127,000) for services rendered in the nine months ended September 30, 2010.

Amplus S.A.    VCI holds 21.7% of the share capital of Amplus, a company involved in systems integration and hardware sales. Chris Kaskavelis and Menelaos Scouloudis, two of our executive officers, are members of the board of directors of Amplus. For the year ended December 31, 2009, 2008 and 2007 we recorded sales to Amplus in the amount of $17,000, $77,000, and $3,000, respectively. As of December 31, 2009 Amplus S.A. owed $20,000 and $57,000 to Velti S.A. and VCI. As of December 31, 2009 Velti S.A. and VCI owed nothing to Amplus. Velti S.A. invoiced Amplus $25,000 and VCI invoiced Amplus $60,000 for services rendered for the year ended December 31, 2009. As of December 31, 2008 Amplus owed $85,000 and $54,000 to Velti S.A and VCI. As of December 31, 2008 Velti S.A. owed $47,000 to Amplus. VCI invoiced Amplus $32,000 and Velti S.A. invoiced Amplus $77,000 for services rendered for the year ended December 31, 2008. As of September 30, 2010, Velti S.A. owed $180,000 to Amplus and Amplus owed $79,000 to VCI.

Tagem S.A.    VCI holds 50% of the share capital of Tagem, a technology company involved in development of bar coding technology. For the year ended December 31, 2009, 2008 and 2007, we recorded sales to Tagem in the amount of $365,000, none and none, respectively. As of December 31, 2009 Tagem owed to VCI $171,000. VCI invoiced Tagem $77,000 for services rendered for the period ended December 31, 2009. As of December 31, 2009 Velti S.A. owed $507,000 to Tagem. As of December 31, 2008 Tagem owed to VCI $431,000. VCI invoiced Tagem $81,000 for services rendered for the year ended December 31, 2008. As of September 30, 2010, Tagem owed VCI $1.4 million and VCI recorded sales to Tagem of $257,000.

Digital Rum S.A.    We purchased 100% of the share capital of Evertown Limited, a newly formed company, which subsequently changed its name to Velti DR Limited. We provided a loan to Evertown Limited in order for Evertown Limited to purchase the assets of Digital Rum S.A. VCI holds 50% of the share capital of Digital Rum S.A. For the nine months ended September 30, 2010, VCI and Velti S.A. recorded sales to Digital Rum S.A. of $390,000 and $806,000 respectively. For the year ended December 31, 2009, 2008 and 2007, we recorded sales to Digital Rum S.A. in the amount of $2.1 million, none and none, respectively. As of September 30, 2010, Digital Rum S.A. owed VCI $761,000 and owed VCI $936,000. As of September 30, 2010, Velti S.A. owed $290,000 to Digital Rum S.A. As of December 31, 2009 Digital Rum S.A. owed to VCI $50,000. VCI invoiced Digital Rum S.A. $36,000 for services rendered for the period ended December 31, 2009. As of December 31, 2009 Velti S.A. owed $298,000 to Digital Rum S.A. As of December 31, 2008 Digital Rum S.A. owed to VCI $10,000 and had a receivable amount from VCI for $14,000. VCI invoiced Digital Rum S.A. $38,000 for services rendered for the year ended December 31, 2008.

N-Squared S.A.    VCI holds 50% of the share capital of N-Squared, a company involved in text-based campaigns. As of September 30, 2010, we owed N-Squared $186,000 and N-Squared owed VCI $0. As of December 31, 2009 we owed to N-Squared $103,000 and VCI owed to N-Squared $27,000. VCI invoiced N-Squared for $50,000 for services rendered for the period ended December 31, 2009. As of December 31, 2008 VCI owed to N-Squared $40,000. VCI invoiced N-Squared for $34,000 for services rendered for the year ended December 31, 2008.

Agreements with Directors and Officers

We have entered into a letter of appointment with each of our non-employee directors setting forth the compensation payable to each such director as described above under "Director Compensation." In addition we have issued ordinary shares to members of our board of directors annually in lieu of fees payable. Each director's appointment is subject to our Articles of Association, may be terminated at any time with three months' written notice by either party, and may be terminated summarily by us if the director, is, among other things, in serious breach of his obligations to us or is guilty of fraud or dishonesty. Termination of the appointment does not give rise to any right of compensation. See "Director Compensation" above.

We have entered into a service agreement with each of our executive officers that sets forth the compensation and benefits payable to such executive officer. In addition we typically grant share options or deferred share awards to our executive officers annually. See "Executive Officer Compensation and Employment Agreements" above.

Upon the consummation of this offering we intend to enter into indemnification agreements with our directors and certain of our officers which may require us to indemnify them against liabilities that may arise by reason of their status or service as directors or officers (other than with respect to claims where they are determined to have breached their fiduciary duties to us), and to advance their expenses, including legal expenses, incurred as a result of any investigation, suit or other proceeding against them as to which they could be indemnified. Generally, the maximum obligation under such indemnifications is not explicitly stated and, as a result, the overall amount of these obligations cannot be reasonably estimated. If we were to incur a loss in connection with these arrangements, it could affect our business, operating results and financial condition.

We grant share options and deferred share awards to our employees and issue ordinary shares to members of our board of directors in lieu of a portion of their cash compensation. See "Equity Compensation Plans" above.

Other Material Contracts

In addition to the agreements referenced above and our financing agreements listed under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financing Obligations," we have entered into the following material contracts since January 1, 2007:

  •
  Lease agreement relating to our facilities in Athens, Greece and San Francisco, California;

  •
  Series A Preferred Share and Note Purchase Agreement among Ydon Holdings Ltd. and the persons listed as "Founders" on the signature pages to the Purchase Agreement dated April 22, 2008, as amended March 2, 2010, setting forth the terms of our investment in CASEE;

  •
  Joint Venture and Shareholders' Agreement between Firefly e-Ventures Ltd., a division of HT Media and Velti plc dated November 22, 2008, relating to the establishment of HT Mobile Solutions, our joint venture in India;

  •
  Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010; and

  •
  Agreement and Plan of Reorganization by and among Velti plc, Vortex Acquisition Sub, Inc., Mobclix, Inc., and Richard Talley, as Stockholders' Agent, dated September 30, 2010.

Description of Share Capital

General

Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in April 2000 as Velti S.A., a private company under the laws of Greece. On April 20, 2006, in preparation for the listing of our shares on AIM, each share of Velti S.A. was purchased by Velti plc, a company we incorporated on September 2, 2005 in England and Wales under the Companies Act 1985 as a public limited company with the registered number 5552480 (with the original name of Brightmanner plc). On May 3, 2006, the entire issued ordinary share capital of Velti plc was admitted for trading on AIM.

We operated as a company organized under the laws of England and Wales from 2006 until 2009. On December 18, 2009, under a scheme of arrangement approved by our shareholders and appropriate U.K. authorities, each share of Velti plc (England and Wales) was cancelled and re-issued to Velti plc, a company organized under the laws of Jersey, Channel Islands, which then issued shares of Velti plc (Jersey) to the former shareholders of Velti plc (England and Wales) in exchange for all outstanding shares of Velti plc (England and Wales) on a one-for-one basis. The shares of Velti plc (Jersey) were then admitted for trading on AIM at the same time as the listing of Velti plc (England and Wales) on AIM was cancelled. Velti plc (England and Wales) was subsequently re-registered as a private limited company named Velti Limited.

Velti plc (Jersey) was originally formed as a public limited company named Zelus plc, on August 25, 2009 under the Companies (Jersey) Law 1991 (referred to below, as amended, as the "Jersey Companies Law") with the registered number 103899. Velti plc (Jersey) is now the sole shareholder of Velti Limited and the parent company of our group.

The registered office of Velti plc is at 22 Grenville Street, St Helier, Jersey JE4 8PX and its principal place of business and place of management and control is at First Floor, 28-32 Pembroke Street Upper, Dublin 2, Republic of Ireland.

Introduction

This section describes the rights available to legal shareholders. Under Jersey law, only persons who hold shares in CREST (an electronic clearing system in the U.K.) or holders of shares in certificated form may be recorded as shareholders in our share register maintained by our share registrar (also known as a transfer agent). The shares sold in this offering will, at least initially, be held in certificated form by Cede & Co., as nominee for the Depository Trust Company, or DTC, which will establish accounts in its electronic system for participating brokerage firms. Investors who purchase these shares will be reflected within the DTC system, but will not appear on our official share register. Therefore holders in "street name" through participating DTC brokerage firms will not be directly entitled to the rights conferred on our shareholders by our Articles of Association, or the Articles, or the rights conferred on shareholders of a Jersey company under the Jersey Companies Law, including rights related to voting and payments of dividends. Rather, holders in "street name" through participating DTC brokerage firms must look to DTC as the shareholder of record. DTC, in turn, is expected to distribute to participating DTC brokerage firms dividend payments that we have remitted to DTC in a single lump sum, and to authorize participating DTC brokerage firms to coordinate voting matters. There is no contract or other agreement between Velti and DTC that requires DTC to perform any action with respect to investors reflected within the DTC system; however, investors may have rights enforceable against DTC (but not Velti) through their contractual relationship with participating DTC brokerage firms.

Investors who purchase beneficial interests in the DTC system in our ordinary shares through The NASDAQ Global Market must look solely to their brokerage firm, and in turn, DTC, for the payment of dividends, the exercise of voting rights and all other rights associated with our ordinary shares.

Investors who wish to hold their shares directly in certificated form, rather than indirectly through DTC's electronic system, may request through their broker, who in turn will coordinate with Computershare, as our share registrar (transfer agent) that they be issued a share certificate. This may require payment of administrative fees and additional requirements by individual brokers in order to process trades of ordinary shares represented by share certificates through The NASDAQ Global Market. Please see "Our Ordinary Shares and Trading in the United States and the United Kingdom."

Authorized and Issued Share Capital

The authorized share capital of Velti is £5,000,000 divided into 100,000,000 ordinary shares of £0.05 each. The issued share capital of Velti as of December 31, 2010 is 38,300,792 fully paid ordinary shares of £0.05 each.

At shareholder meetings held on July 30, 2010, our shareholders approved resolutions authorizing:

  •
  our directors to issue up to 12,500,000 new ordinary shares, nominal (par) value £0.05 each, in connection with this offering (free of the pre-emption rights contained in our Articles of Association);

  •
  our directors to issue (in addition to the authority to issue shares mentioned in the preceding paragraph) up to a further 12,510,080 new ordinary shares, nominal (par) value £0.05 each, of which 1,876,500 shares may be issued free of the pre-emption provisions contained in our Articles of Association, in the period up to the date of our next annual general meeting in 2011;

  •
  certain amendments to our Articles of Association to allow for:

  •
  payment of dividends in more than one currency (e.g. pounds sterling and U.S. dollars);

  •
  withholding amounts from dividends to account for currency conversion or other transactions costs;

  •
  delivery of, and circumstances regarding, notices to shareholders in the U.S.; and

  •
  establishment of an overseas branch share sub-register to account for shares held by persons resident in the U.S.

  •
  the delisting of our ordinary shares from trading on the AIM market no earlier than 90 days after the completion of the listing of our shares on The NASDAQ Global Market;

  •
  limiting the applicability of provisions originating from regulatory requirements imposed by AIM and the U.K. Companies Act, including mandatory disclosure of beneficial ownership under Chapter 5 of the Disclosure and Transparency Rules of the U.K. Financial Services Authority, or DTR 5, to the period when we are listed on AIM;

  •
  replacing the provisions dealing with directors' conflicts of interest, which are based on U.K. market practice, with provisions based on U.S. market practice;

  •
  deleting the requirement in our Articles of Association that meetings of our board of directors cannot be held in the U.K. or Greece;

  •
  deleting the requirement that we obtain shareholder approval to enter into debt obligations beyond a pre-specified limit, which is currently three times the sum of our capital and reserves;

  •
  deleting the requirement for our shareholders to authorize the directors to allot shares, meaning that directors now have discretion to allot shares, subject to restrictions under NASDAQ listing rules;

  •
  deleting the requirement that when issuing new ordinary shares we must first offer them to our shareholders pro-rata to their respective offerings, meaning that pre-emptive rights are deleted; and

  •
  adding a requirement in our Articles of Association that shareholders holding at least 33 1/3% of our outstanding ordinary shares must be present or vote by proxy for a valid quorum to be constituted at any shareholder meeting.

The amendments to our Articles of Association will become effective upon our ordinary shares being listed on NASDAQ.

Memorandum and Articles of Association

Public limited companies formed under the laws of Jersey are governed in general by two organizational documents, a Memorandum of Association and Articles of Association. The Memorandum of Association sets forth the basic constitutional details of the company and its authorized share capital. The Articles of Association set forth other general corporate matters, including the rights of shareholders and provisions concerning shareholder and director meetings and directors' terms and fees. The full text of both our Memorandum of Association and Articles of Association are exhibits to this prospectus and are also available at our website, www.velti.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

Velti Memorandum of Association

Under the Jersey Companies Law, the capacity of a Jersey company is not limited by anything contained in its Memorandum or Articles of Association. Accordingly, we are able to operate in any markets and to provide any services which are legally permissible and that the directors deem appropriate. Our authorized capital is set forth above.

Velti Articles of Association

Voting rights

Each shareholder is entitled to one vote on a show of hands and to one vote per share held by such shareholder on a poll. There is no cumulative voting of shares. Shareholders are ineligible to vote (unless our board determines otherwise) if:

  •
  the shareholder has been served with a notice of default in respect of the shareholder's obligations under our Articles of Association with regard to the disclosure requirements of DTR 5 (which we summarize further below and we intend to have incorporated into our Articles of Association by reference for so long as our shares are admitted to trading on any exchange operated by the London Stock Exchange); or

  •
  any call or other sum presently payable by the shareholder to us in connection with such shares remains unpaid.

Transfer of shares

Shareholders may transfer certificated shares through a customary share transfer form and the presentation of the applicable physical share certificate. Subject to the provisions of the Jersey Companies Law and the Companies (Uncertificated Securities) (Jersey) Order 1999, our board of directors may determine that any class of shares may be held and transferred in uncertificated form in CREST, an electronic clearing system operated in the U.K. by Euroclear U.K. & Ireland Limited. Under Jersey law, legal title to shares may not be held or transferred in uncertificated form in the DTC system. Accordingly, any of our shares purchased on The NASDAQ Global Market represent only beneficial interests in the underlying aggregate certificated share position held by DTC. Transfers in "street name" through the DTC system are legally considered a transfer of the beneficial interest and are to be conducted in accordance with NASDAQ and DTC procedures.

Beneficial holders in "street name" may request at any time that actual ordinary shares in certificated form be registered in their name which would therefore accord them full rights as legal shareholders under Jersey law. Please see "Our Ordinary Shares and Trading in the United States and the United Kingdom."

Our board of directors in its discretion may suspend the registration of transfers of shares for periods not exceeding 30 days in any year but only with the consent of the operator of the relevant system in the case of shares which are traded in a relevant system (as described above, Euroclear U.K. & Ireland Limited is the operator for the purposes of CREST). Our board of directors may also decline to register transfers of uncertified shares where it is permitted to do so under our Articles of Association and the Companies (Uncertified Securities) (Jersey) Order 1999 and may decline to register transfers of shares:

  •
  that are not fully paid (so long as, if those shares are admitted to trading on any exchange operated by the London Stock Exchange, declining to transfer the shares does not prevent dealings in the shares on an open and proper basis);

  •
  upon which Velti has a lien; and

  •
  where the shareholder has been served with a notice of default as described in the paragraph above under the heading "Velti Articles of Association — Voting rights."

If our board of directors declines to register a transfer of shares, we must notify the transferee within two months thereafter.

Dividends and other distributions

In order to be able to declare any dividends, our board of directors must first determine that, immediately following the date upon which the dividend is proposed to be paid, we will be able to pay our debts as they fall due and will continue to be able to do so for a 12 month period. Our board of directors must also make a solvency statement in the form required by the Jersey Companies Law. Dividends must be apportioned and paid pro rata according to the amounts paid on shares, unless otherwise specified in the rights attached to a specific class or classes of shares. Dividends do not accrue interest and may, if unclaimed, be invested by our board of directors on our behalf until claimed. Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend or the date on which such dividend became due for payment is forfeited and becomes our property.

Our Articles of Association provide that if we have been authorized by an ordinary resolution of our shareholders, our board of directors may offer our shareholders the right to receive in lieu of any cash dividend (or part thereof) that we declare on our ordinary shares, such number of our ordinary shares that are (or nearly as possible) equivalent in value to the cash dividend, based on the market price of such shares determined in accordance with our Articles of Association.

Failure to disclose interests in shares

Each shareholder is obligated by our Articles of Association to comply with the notification provisions of DTR 5 which are incorporated by reference into our Articles of Association so long as our ordinary shares are admitted to trading on an exchange operated by the London Stock Exchange.

If we determine that a shareholder has not complied with the notification provisions of DTR 5 in relation to all or some of the shares held by the shareholder, we may deliver a default notice to the shareholder to (among other things) suspend the right of the shareholder to vote in respect of such shares in person or by proxy at any shareholder meeting, withhold (without any obligation to pay interest) any dividend or other amount payable in respect of such shares and/or (subject to the Companies (Uncertificated Securities) (Jersey) Order 1999) prohibit the transfer of any shares held by the shareholder.

Winding up

If we are wound up (whether the liquidation is voluntary, under supervision, or by the courts of Jersey) the liquidator (or the board, where no liquidator is appointed) may, with the authority of a special resolution of our shareholders, divide among our shareholders part or all of our assets, or transfer any part of our assets to a trustee for the benefit of our shareholders.

Changes in capital and allotment of securities

We may, by special resolution of our shareholders, alter our Memorandum of Association to increase the amount of our share capital, consolidate or consolidate and sub-divide all or any of our share capital, cancel any unisssued shares, subdivide our shares or alter our share capital in any other way permitted the Jersey Companies Law.

Subject to the provisions of the Jersey Companies Law, our board has the discretion to issue authorized but unissued shares.

Variation of class rights

The rights attaching to any class of shares may only be altered by written consent of holders in nominal (par) value of at least 2/3rds of our outstanding shares of the relevant class, or by special resolution of the relevant class passed at a class shareholder meeting by holders in nominal (par) value of at least 2/3rds of the shares being voted in person or by proxy at such meeting.

Change in Control

There are no provisions in our Articles of Association which would have an effect of delaying, deferring or preventing a change in our control.

General meetings

An annual general meeting and any other shareholders' meeting (whether convened for the passing of an ordinary or a special resolution of our shareholders) shall be called by at least 14 full days notice given to our shareholders, directors and our auditors.

Borrowing powers

Our board of directors has the full authority to authorize our entry into agreements to borrow money, to grant security over our assets and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of us or of any third party.

Directors

We may, by resolution of our shareholders, vary the minimum or maximum number of directors (subject to a minimum of two directors). Currently the minimum number of directors is two and the maximum is 12. We currently have six members on our board of directors.

Shareholders are only able to appoint a person as a director at a shareholder meeting if (i) the relevant person has been recommended by our board or is a serving director who is retiring at that shareholder meeting; or (ii) if a shareholder (other than the person proposed as a director) who is entitled to attend and vote at that shareholder meeting has submitted written notice to us of their intention to nominate the relevant person no less than 7 and no more than 42 full days prior to the date of that shareholder meeting, along with a notice from the relevant person confirming their willingness to be appointed.

Directors are required to disclose, and in general to avoid, any conflicts of interest with respect to any contract or proposed contract or any other arrangement or proposed arrangement with us.

Other Jersey Law considerations

Purchase of own shares

As with declaring a dividend, we may not buy back or redeem our shares unless our directors have both determined that we will (after we make the buy-back or redemption in question) be able to pay our debts as they fall due and will continue to be able to do so for a 12 month period and also made a solvency statement in the form required by the Jersey Companies Law.

If the above conditions are met, we may purchase shares in the manner described below.

We may purchase on a stock exchange our own fully paid shares pursuant to a special resolution of our shareholders. The resolution authorizing the purchase must specify:

  •
  the maximum number of shares to be purchased;

  •
  the maximum and minimum prices which may be paid; and

  •
  a date, not being later than 18 months after the passing of the resolution, on which the authority to purchase is to expire.

We may purchase our own fully paid shares otherwise than on a stock exchange pursuant to a special resolution of our shareholders but only if the purchase is made on the terms of a written purchase contract which has been approved by an ordinary resolution of our shareholders. The shareholder from whom we propose to purchase or redeem shares is not entitled to take part in such shareholder vote in respect of the shares to be purchased.

We may fund a redemption or purchase of our own shares from any source. We cannot purchase our shares if, as a result of such purchase, only redeemable shares would remain in issue.

If authorized by a resolution of our shareholders, any shares that we redeem or purchase may be held by us as treasury shares. Any shares held by us as treasury shares may be cancelled, sold, transferred for the purposes of or under an employee share scheme or held without canceling, selling or transferring them. Shares redeemed or purchased by us are cancelled where we have not been authorized to hold these as treasury shares.

Mandatory purchases and acquisitions

The Jersey Companies Law provides that where a person has made an offer to acquire all of our outstanding shares not already held by the person and has as a result of such offer acquired or contractually agreed to acquire 90% or more of our outstanding shares, that person is then entitled (and may be required) to acquire the remaining shares. In such circumstances, a holder of any such remaining shares may apply to the Jersey court for an order that the person making such offer not be entitled to purchase the holder's shares or that the person purchase the holder's shares on terms different to those under which the person made such offer.

Other than as described above, we are not subject to any regulations under which a shareholder that acquires a certain level of share ownership is then required to offer to purchase all of our remaining shares on the same terms as such shareholder's prior purchase.

Compromises and arrangements

Where we and our creditors or shareholders or a class of either of them propose a compromise or arrangement between us and our creditors or our shareholders or a class of either of them (as applicable) the Jersey court may order a meeting of the creditors or class of creditors or of our shareholders or class of shareholders (as applicable) to be called in such a manner as the court directs. Any compromise or arrangement approved by a majority in number representing 75% or more in value of the creditors or 75%

or more of the voting rights of shareholders or class of either of them (as applicable) if sanctioned by the court, is binding upon us and all the creditors, shareholders or members of the specific class of either of them (as applicable).

No pre-emptive rights

The Jersey Companies Law does not confer any pre-emptive rights to purchase our shares on our shareholders.

Rights of Minority Shareholders

Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is "unfairly prejudicial" to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application. What amounts to unfair prejudice is not defined in the Jersey Companies Law. There may also be common law personal actions available to our shareholders.

Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating our affairs, requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by us or by any of our other shareholders.

Comparison of Jersey Law and Delaware Law

Set forth below is a comparison of certain shareholder rights and corporate governance matters under Delaware law and Jersey law:

Corporate Law Issue	Delaware Law	Jersey Law
Special Meetings of Shareholders	Shareholders generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or by-laws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.	Shareholders holding 10% or more of the company's voting rights and entitled to vote at the relevant meeting may legally require our directors to call a meeting of shareholders.

The Jersey Financial Services Commission, or JFSC, may, at the request of any officer, secretary or shareholder, call or direct the calling of an annual general meeting. Failure to call an annual general meeting in accordance with the requirements of the Jersey Companies Law is a criminal offense on the part of a Jersey company and its directors and secretary.
Interested Director Transactions

Interested director transactions are permissible and may not be legally voided if:

•       either a majority of disinterested directors, or a majority in interest of holders of shares of the corporation's capital stock entitled to vote upon the matter, approves the transaction upon disclosure of all material facts; or

•       the transaction is determined to have been fair as to the corporation as of the time it is authorized, approved or ratified by the board of directors, a committee thereof or the shareholders.

An interested director must disclose to the company the nature and extent of any interest in a transaction with the company or one of its subsidiaries. Failure to disclose an interest entitles the company or a shareholder to apply to the court for an order setting aside the transaction concerned and directing that the director account to the company for any profit.

A transaction is not voidable and a director is not accountable notwithstanding a failure to disclose an interest if the transaction is confirmed by special resolution and the nature and extent of the director's interest in the transaction are disclosed in reasonable detail in the notice calling the meeting at which the resolution is passed.

Although it may still order that a director account for any profit, a court shall not set aside a transaction unless it is satisfied that the interests of third parties who have acted in good faith would not thereby be unfairly prejudiced and the transaction was not reasonable and fair in the interests of the company at the time it was entered into.

Corporate Law Issue	Delaware Law	Jersey Law
Cumulative Voting	The certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.	There are no provisions in the Jersey Companies Law relating to cumulative voting.
Approval of Corporate Matters by Written Consent
Unless otherwise specified in a corporation's certificate of incorporation, shareholders may take action permitted to be taken at an annual or special meeting, without a meeting, notice or a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting. All consents must be dated and are only effective if the requisite signatures are collected within 60 days of the earliest dated consent delivered.
A unanimous written consent by each shareholder entitled to vote on the matter may effect any matter that otherwise may be brought before a shareholders' meeting, except for the removal of our auditors. Such consent shall be deemed effective when the instrument, or the last of several instruments, is last signed or on such later date as is specified in the resolution.
Business Combinations
With certain exceptions, a merger, consolidation or sale of all or substantially all of the assets of a Delaware corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon.
Although our Articles of Association do not require shareholder approval of business combinations, the Jersey Companies Law (in the case of a merger) and our listing exchange rules require such approval.
Limitations on Directors Liability and Indemnification of Directors and Officers
A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, stock repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. Moreover, these provisions would not be likely to bar claims arising under U.S. federal securities laws.
The Jersey Companies Law does not contain any provision permitting Jersey companies to limit the liabilities of directors for breach of fiduciary duty.

However, a Jersey company may exempt from liability, and indemnify directors and officers for, liabilities:

•       incurred in defending any civil or criminal legal proceedings where:

•       the person is either acquitted or receives a judgment in their favor;

•       where the proceedings are discontinued other than by reason of such person (or someone on their behalf) giving some benefit or suffering some detriment; or

Corporate Law Issue	Delaware Law	Jersey Law

•       where the proceedings are settled on terms that such person (or someone on their behalf) gives some benefit or suffers some detriment but in the opinion of a majority of the disinterested directors, the person was substantially successful on the merits in the person's resistance to the proceedings;

•       incurred to anyone other than to the company if the person acted in good faith with a view to the best interests of the company;

•       incurred in connection with an application made to the court for relief from liability for negligence, default, breach of duty or breach of trust under Article 212 of the Jersey Companies Law in which relief is granted to the person by the court; or

•       incurred in a case in which the company normally maintains insurance for persons other than directors.

Appraisal Rights
	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights under which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.	No appraisal rights.

Corporate Law Issue	Delaware Law	Jersey Law
Shareholder Suits	Class actions and derivative actions generally are available to the shareholders of a Delaware corporation for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys' fees incurred in connection with such action.	Under Article 141 of the Jersey Companies Law, a shareholder may apply to court for relief on the ground that the conduct of our affairs, including a proposed or actual act or omission by us, is "unfairly prejudicial" to the interests of our shareholders generally or of some part of our shareholders, including at least the shareholder making the application.

There may also be common law personal actions available to shareholders. Under Article 143 of the Jersey Companies Law (which sets out the types of relief a court may grant in relation to an action brought under Article 141 of the Jersey Companies Law), the court may make an order regulating the affairs of a company, requiring a company to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by a company or by any of its other shareholders.
Inspection of Books and Records
All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation's shares ledger and its other books and records for any purpose reasonably related to such person's interest as a shareholder.
The register of shareholders and books containing the minutes of general meetings or of meetings of any class of shareholders of a Jersey company must during business hours be open to the inspection of a shareholder of the company without charge. The register of directors and secretaries must during business hours (subject to such reasonable restrictions as the company may by its Articles or in general meeting impose, but so that not less than two hours in each business day be allowed for inspection) be open to the inspection of a shareholder or director of the company without charge.
Amendments to Charter
Amendments to the certificate of incorporation of a Delaware corporation require the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon or such greater vote as is provided for in the certificate of incorporation. A provision in the certificate of incorporation requiring the vote of a greater number or proportion of the directors or of the holders of any class of shares than is required by Delaware corporate law may not be amended, altered or repealed except by such greater vote.
The Memorandum of Association and Articles of Association of a Jersey company each may only be amended by special resolution approved by holders of at least 2/3rds of the shares being voted in person or by proxy at a shareholder meeting or by unanimous written consent signed by each of the shareholders entitled to vote.

Our Ordinary Shares and Trading in the United States and the United Kingdom

All of our issued and outstanding ordinary shares will be listed for trading on both The NASDAQ Global Market and AIM in the U.K.

Our Ordinary Shares in the United States Which Have Been Registered

The ordinary shares to be sold through this offering have been registered with the SEC. In the U.S., participating brokerage firms hold freely-tradeable shares electronically (also referred to as "book-entry" or in "street name") through the Depository Trust Company, or DTC, a third party that was founded and is owned by member brokerage firms. DTC then establishes an account in its electronic system and allocates interests in the shares among the brokerage firms, which in turn credit the accounts of brokerage customers. In accordance with market practice in the U.S. and system requirements of stock markets, the underwriters have designated that the ordinary shares sold in this offering both by us and our selling shareholders be issued or transferred, as applicable, to DTC. There is no contractual arrangement between Velti and DTC.

Accordingly, we will issue a single share certificate for the shares sold in this offering, both by us and the selling shareholders, in the name of Cede & Co., the nominee used by DTC. Beneficial interests in these ordinary shares therefore will be eligible for trading through a member brokerage firm and will be held in electronic form through DTC. DTC will then establish an electronic account and allocate the beneficial interests in the certificated shares among its member brokerage firm accounts, who will in turn credit the beneficial interests to the accounts of the brokerage customers. Under Jersey law, legal title to the ordinary shares that we and the selling shareholders are offering through this prospectus will be registered in the name of Cede & Co. and held in certificated form. Persons who wish to derive the economic benefit of our shares based upon our quotation on The NASDAQ Global Market will own beneficial interests in our shares (each beneficial interest will represent one ordinary share). DTC will track ownership of such beneficial interests through its standard automated system. Under Jersey law, holders of beneficial interests in our shares will not be Velti shareholders and, accordingly, will not have the rights conferred on shareholders by our Articles of Association or the Jersey Companies Law. As the legal owner of the shares, Cede & Co. for DTC will be entitled to enjoy and exercise all of the rights attaching to the shares.

If you purchase beneficial interests in our ordinary shares in the offering, you must look solely to your broker or bank for the payment of all dividends, the exercise of voting rights attaching to our ordinary shares and all other rights arising in respect of our ordinary shares. Your broker or bank must, in turn, look solely to DTC for the payment of all dividends, the exercise of voting rights attaching to our ordinary shares and all other rights arising with respect to our ordinary shares.

You may request through your broker to hold shares directly in certificated form instead of holding shares indirectly through DTC. Your broker may obtain on your behalf shares in certificated form through Computershare, our transfer agent. However, the conversion from a beneficial interest in shares legally owned by Cede & Co. as holder of legal title to the ordinary shares to actual ordinary shares, and vice versa, may require both time and the payment of processing fees to our transfer agent in addition to fees that may be levied by your brokerage firm.

If you elect to hold shares directly in certificated form in your own name, which will be represented by a paper certificate, you will be a Velti shareholder and therefore you may be more easily able to exercise the shareholder rights attaching to the shares than would be the case where you hold beneficial interests in the shares held by Cede & Co. for DTC. Conversely, if you decide to hold your beneficial interests in the shares held by Cede & Co. for DTC through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank. Please consult with your broker or bank to determine those procedures. If you hold your beneficial interests in our shares through DTC, because you are not an actual shareholder of Velti, you may look only to your broker or bank for recourse related to your beneficial interest in the ordinary shares.

Our Ordinary Shares in the United States Which Are "Restricted Securities"

All of our ordinary shares that are not issued and registered for sale by Velti or by the selling shareholders through this offering are considered "restricted securities." In general, restricted securities are eligible for re-sale in the U.S. under Rule 144, as promulgated by the SEC under the Securities Act. Among other things, Rule 144 requires holders of securities not registered in the U.S. to have held such securities for a minimum holding period and, in certain cases, to be subject to certain volume limitations, prior to selling such securities in the U.S. Upon listing of our ordinary shares for trading on The NASDAQ Global Market, shareholders who are not "affiliates" as such term is defined under Rule 144 and who have held their ordinary shares for more than 1 year may trade their ordinary shares on The NASDAQ Global Market. Separately, certain shareholders, including all of our executive officers and directors, may not sell their ordinary shares on The NASDAQ Global Market for 180 days after listing of our ordinary shares for trading on The NASDAQ Global Market pursuant to restrictions imposed by the underwriters of this offering through contractual lock-up agreements. For a more detailed description of Rule 144, please see "Shares Eligible for Future Sale" in this prospectus.

Ordinary shares which are restricted securities will be issued in certificated form with a corresponding restrictive legend and may only be transferred or exchanged pursuant to an effective registration statement under the Securities Act or an available exemption from the registration requirements of the Securities Act, such as in accordance with Rule 144. All holders of ordinary shares that are restricted securities are entitled to the same rights and privileges as all other shareholders of Velti.

Moving Our Ordinary Shares Between the United States and the United Kingdom

All of our ordinary shares are admitted for trading on AIM and listed for trading on The NASDAQ Global Market. Certain of these shares are held in certificated form (as will all shares held by Cede & Co. for DTC) and others are held in uncertificated form through the U.K.'s CREST electronic clearing system, operated by Euroclear U.K. & Ireland Limited. Under Jersey law, holders of shares through CREST are shareholders.

Since only the ordinary shares issued and sold in this offering have been registered with the SEC, all of our other ordinary shares will be restricted securities.

If a holder of our ordinary shares in certificated form (other than shares which are registered in this offering) or in uncertificated form in the CREST system wishes to sell its shares using on The NASDAQ Global Market, the holder needs to use an eligible U.S. brokerage firm and, in general, abide by Rule 144. Upon sale of the ordinary shares using our NASDAQ Global Market quotation through an eligible U.S. brokerage firm, such firm will need to contact Computershare, our transfer agent, who will either take possession of the share certificates(s) or remove the ordinary shares from the CREST system and, in turn, convert such shares to certificated form in the name of Cede & Co, as nominee for DTC. The beneficial interests in the ordinary shares held by Cede & Co. for DTC will be then be transferred by DTC to the purchaser, who will in turn become the beneficial holder of such ordinary shares.

Conversely, if a holder of ordinary shares in certificated form in the U.S. or of beneficial interests in the shares registered in the name of Cede & Co. for DTC, wishes to sell its shares using the CREST system, the holder will need to contact Computershare, our transfer agent, who will deposit such ordinary shares in the CREST system.

Please note that the arrangements described above may be difficult or unavailable due to:

  •
  temporary delays that may arise because the transfer books for the ordinary shares are closed;

  •
  obligations to pay fees, taxes and similar charges that would arise; or

  •
  restrictions may be imposed because of laws or regulations applicable to ordinary shares in the U.S., the U.K. or Jersey.

Our Share Registrar (Transfer Agent)

We have retained Computershare to act as our share registrar and transfer agent following the consummation of this offering. Computershare may be contacted at 1 (781) 575-4238. Affiliates of Computershare in each of Jersey, the U.K. and the U.S. are collectively responsible for managing both our legal share register in the Bailiwick of Jersey and our interaction, including moving our shares into and out of, both the CREST and DTC systems. Our legal share register is kept at PO Box 329 Queensway House, Hilgrove Street, St Helier, Jersey JE4 9XY.

Dividends and Other Distributions for our Ordinary Shares in the United States

Holders of shares in certificated form acquired through the offering will receive any distributions directly from us through our transfer agent. Holders of beneficial interests through DTC will have the right, against their broker or bank, to receive their proportionate part of the distributions we make on the shares held by Cede & Co. for DTC. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Such holders will receive such distributions in proportion to their beneficial interest in the aggregate number of shares held by Cede & Co. for DTC. No non-cash distributions may be made to beneficial owners through DTC.

Distributions of Cash

Upon receipt of a cash dividend or other cash distribution that is not denominated in U.S. dollars, our transfer agent will arrange for the funds to be converted into U.S. dollars and for holders of shares in certificated form in the U.S. to receive proportional payment directly in U.S. dollars unless any such holder elects otherwise.

Our transfer agent will also remit a single lump sum cash payment to DTC on behalf of beneficial holders in DTC's aggregate share position. DTC, in turn, will use its internal procedures to distribute such U.S. dollars to its member brokerages, which in turn will credit the respective account of an individual beneficial holder. Velti's obligation is only to make payment to Cede & Co., or if Cede & Co. so directs, to DTC. We have no obligation to ensure that the proceeds of that payment are then distributed to the beneficial holders through DTC. Such beneficial holders may only seek recourse through their brokerage firms and DTC. We do not have a contract with DTC and DTC's relationship with us is only as a holder (though Cede & Co.) of our ordinary shares.

The conversion into U.S. dollars will take place only if this can be done on a reasonable basis, in the judgment of the transfer agent, and if the U.S. dollars are transferable to the U.S. The amounts distributed to holders of ordinary shares will be net of the reasonable fees, expenses, taxes and governmental charges payable. The transfer agent will apply the same criteria and method for distributing the proceeds of the sale of any property.

Our Articles of Association provide that if we have been authorized by an ordinary resolution of our shareholders, our board of directors may offer our shareholders the right to receive in lieu of any cash dividend (or part thereof) that we declare on our ordinary shares, such number of our ordinary shares that are (as nearly as possible) equivalent in value to the cash dividend, based on the market price of such shares determined in accordance with our Articles of Association. Such share dividends will be distributed in the manner set forth below.

Dividends (Bonus Issues) of Shares

In the case of a dividend (also known in Jersey as a "bonus issue" or "scrip dividend") of ordinary shares, our transfer agent on behalf of Velti will issue such new ordinary shares to holders of certificated shares, as well as a single aggregate amount of shares to Cede & Co. for DTC, for allocation to the brokerage accounts of corresponding beneficial interests among the beneficial holders of DTC's certificated share position. A cash payment based on the current trading price of our ordinary shares may be distributed in lieu of fractional shares.

The issue of new ordinary shares in connection with a dividend of ordinary shares will be made net of the reasonable fees, expenses, taxes and governmental charges. In order to pay such taxes or governmental charges, the transfer agent may sell all or a portion of the new ordinary shares to be distributed.

No such share dividend will be made if it would violate the U.S. securities laws or other applicable law. In such circumstances, the transfer agent may make arrangements to sell such ordinary shares and distribute the proceeds of the sale as in the case of a distribution of cash.

Rights Issues of Shares

In the event that we offer our shareholders the right to purchase additional ordinary shares under a rights issue, our transfer agent will determine whether it is lawful and feasible to allow Cede & Co. for DTC to purchase additional ordinary shares pursuant to the rights issue (and for DTC to then credit beneficial interests in such shares to the brokerage accounts of individual beneficial holders) and to allow U.S. resident holders of shares in certificated form to purchase additional ordinary shares pursuant to the rights issue.

If our transfer agent determines that it is lawful and feasible to allow you to purchase additional ordinary shares (or beneficial interests in ordinary shares) pursuant to the rights issue, our transfer agent will establish procedures to enable you to do so. You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ordinary shares, or (if made available) the additional beneficial interests therein through DTC, upon the exercise of your rights.

You will not be entitled to purchase additional ordinary shares (or beneficial interests in ordinary shares) pursuant to the rights issue if:

  •
  it is not lawful or feasible to distribute or offer the rights; or

  •
  the offer period has lapsed.

Other Distributions

If we distribute property other than cash or ordinary shares, the transfer agent will distribute the property to the holders of shares in certificated form in a manner it deems equitable and practicable. As Cede & Co. for DTC will not accept distributions that are not either monetary or financial instruments (such as rights), our transfer agent will, if practicable and legally available, arrange the sale of property otherwise intended for Cede & Co. for DTC. Upon such sale, our transfer agent will remit the proceeds from such sale or sales to Cede & Co. for DTC for distribution to the brokerage accounts of individual beneficial owners.

The distribution will be made net of fees, expenses, taxes and governmental charges. In order to pay such taxes and governmental charges, our transfer agent may sell all or a portion of the property received and to be distributed.

If in the opinion of the transfer agent a distribution is not feasible, it will not distribute such property and may sell the property with our reasonable approval. The transfer agent may deem a distribution not to be feasible if:

  •
  any amounts are required to be withheld for taxes or governmental charges;

  •
  any obligations arise under applicable securities laws or exchange control laws; or

  •
  there is any requirement that distributable securities be registered under the Securities Act or otherwise.

The proceeds of such a sale will be distributed to holders of shares in certificated form as in the case of a cash distribution.

Voting Rights

Holders of beneficial interests in the ordinary shares held by Cede & Co. for DTC will be instructed by their brokerage firms on how to exercise the voting rights for the relevant ordinary shares. The voting rights of holders of ordinary shares are described under the heading "Description of Share Capital" in this registration statement. If you are a holder of beneficial interests in our ordinary shares through Cede & Co. for DTC , we have no legal obligation to mail to you any notice of our shareholders' meetings. However, we may provide either DTC, or the designee of DTC's participating brokerage (in the U.S., generally Broadridge Financial Solutions, Inc.) materials related to shareholders' meetings and the related notices of meeting. In turn, the designee may distribute copies of materials related to shareholders' meetings or notices to you, if you are a holder of beneficial interests through DTC, through your brokerage firm. You may instruct your brokerage firm as to how you wish it to exercise the voting rights attached to the shares in which you hold beneficial interests. However, please note that there may be practical and legal limitations in voting such shares and there is no assurance the vote associated with the ordinary shares beneficially held on your behalf by DTC will be cast in a timely manner. Your sole recourse for any voting matters will be to your brokerage firm and DTC as you are not legally considered our shareholder under Jersey law.

Holders of shares in certificated form are shareholders of Velti and will receive materials and notices of meeting directly from us or our designee. Voting materials must be submitted directly back to Velti or as the voting materials otherwise require.

Our Ordinary Shares and the AIM Stock Market

The AIM Rules

For so long as any of our share capital is admitted for trading on AIM, we are subject to the AIM Rules for Companies published by the London Stock Exchange plc, or the AIM Rules. A copy of the AIM Rules may be obtained at the London Stock Exchange's website at www.londonstockexchange.com and the following summary is qualified by reference to the complete AIM Rules.

The AIM Rules regulate the admission of shares to trading on AIM and impose various continuing obligations on AIM-listed companies. Under the AIM Rules, we are obliged, among other things, to:

  •
  disclose to the public details of certain transactions and various corporate and other information relating to our business and our shareholders;

  •
  seek the approval of our shareholders for certain corporate transactions (for example reverse takeovers, transactions resulting in fundamental changes in our business or a cancellation of our AIM listing);

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  publish half-yearly and annual accounts within certain time periods and in accordance with prescribed accounting standards; and

  •
  ensure that our directors and certain employees do not deal in our shares during prescribed periods prior to the publication of our financial results or when we are in possession of material non-public information.

The AIM Rules also oblige us to retain the services of a nominated advisor, or Nomad, and a broker. The Nomad is a full time corporate finance adviser approved by the London Stock Exchange to act in this capacity. The Nomad assesses our overall suitability for AIM and assists us in meeting our continuing obligations under the AIM Rules, maximizing the benefits of our AIM quotation and dealing with market issues as they arise. The Nomad also has responsibilities to the London Stock Exchange itself and must comply with the AIM Rules for Nominated Advisers. A broker is a securities house that is a member of the London Stock Exchange and is responsible for facilitating and promoting trading in a company's shares on the market. Often an AIM company will choose the same firm to act as both Nomad and broker and Royal Bank of Canada Europe Limited acts in this joint capacity for us.

The AIM Rules also enable the London Stock Exchange to take various steps to fine or censure us or impose other sanctions (including suspending or cancelling the trading of our shares on AIM) should we breach the AIM Rules or in order to preserve the integrity of the market or protect investors.

Disclosure and Transparency Rules

Under our Articles of Association, we are subject to the provisions of DTR 5 so long as our ordinary shares are listed on AIM. DTR 5 requires anyone to notify us of the percentage of voting rights in us which they hold as a shareholder (or hold or are deemed to hold through their direct or indirect holding of financial instruments) if, as a result of an acquisition or disposal of shares or financial instruments (or as a result of some other event changing the overall make-up of our voting rights), the percentage of voting rights they hold reaches, exceeds or falls below 3% of our total outstanding voting rights, or any 1% increment above the 3% threshold. When we receive a notification pursuant to DTR 5 we must notify AIM. We are required to make regular notifications of the total number of voting rights outstanding to allow holders of voting rights to make the appropriate notifications. Notifications made by holders of voting rights or us must be made within the time periods specified in DTR 5.

In order to comply with the requirements of DTR 5, so long as our ordinary shares are listed on AIM, we urge all persons whose holdings (or deemed holdings) of voting rights exceeds 3% to inform us upon reaching this threshold and, thereafter, of any 1% increase in holdings or any 1% decrease in holdings (or deemed holdings) of voting rights below 3%.

Jersey Regulatory Matters

The Jersey Financial Services Commission, or JFSC, has given, and has not withdrawn, its consent under Article 2 of the Control of Borrowing (Jersey) Order 1958 to the issue of our ordinary shares. The JFSC is protected by the Control of Borrowing (Jersey) Law 1947 against any liability arising from the discharge of its functions under that law.

A copy of this prospectus shall be delivered to the Jersey registrar of companies in accordance with Article 5 of the Companies (General Provisions) (Jersey) Order 2002 and the Jersey registrar of companies will need to give, and not subsequently withdrawn, his consent to its circulation.

It must be distinctly understood that, in giving these consents, neither the Jersey registrar of companies nor the JFSC will take any responsibility for the financial soundness of Velti or for the correctness of any statements made, or opinions expressed, with regard to Velti. If you are in any doubt about the contents of this prospectus you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

The price of securities and the income from them can go down as well as up. Nothing in this prospectus or anything communicated to the holders or potential of any our ordinary shares (or interests in them) by or on behalf of Velti is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for any ordinary shares (or interests in them) or the exercise of any rights attached to the ordinary shares (or interests in them) for the purposes of the Financial Services (Jersey) Law 1998.

The directors of Velti have taken all reasonable care to ensure that the facts stated in this prospectus are true and accurate in all material respects, and that there are no other facts the omission of which would make misleading any statement in this prospectus, whether of facts or of opinion. All of the directors of Velti accept responsibility accordingly.

History of Securities Issuances

The following is a summary of our securities issuances during the past three years:

Listing on AIM.    On May 3, 2006, we were admitted and commenced trading in our ordinary shares on AIM. In connection with our initial public offering and placement of ordinary shares, we issued 10,000,000 new ordinary shares at a placing price of £1.00 per share, with gross proceeds of approximately £10.0 million. In October 2007, we issued 3,580,000 ordinary shares at £2.10 per share in a secondary public offering, with gross proceeds of approximately £7.5 million. This secondary offering was completed through a share placing to institutional investors.

October 2009 Private Placement.    In October 2009, we generated approximately £2.9 million through the private placement of 1,800,000 new ordinary shares by RBC Capital Markets with institutional and other investors and an additional 20,000 ordinary shares to one of our directors at a price of £1.60 per share. The new ordinary shares were admitted for trading on AIM.

Directors and Employees.    Through December 31, 2010, we have awarded 245,383 ordinary shares to our non-employee directors as part of their compensation for service as members of our board of directors. In addition, as of December 31, 2010, we have awarded 5,303,695 deferred share awards (including 100,394 share awards to our non-executive directors) and 4,021,160 share options, of which 1,435,734 deferred share awards have forfeited upon termination of employment or failed to vest for failure to meet all performance conditions, 1,824,316 deferred share awards have vested, 4,995 share options have been exercised and 523,345 share options have forfeited upon termination of employment. As of December 31, 2010, we had outstanding 2,043,645 deferred share awards and 3,492,820 share options.

M Telecom.    On May 27, 2008, we issued 195,658 ordinary shares at an issue price of £1.626 per share in connection with payment of deferred consideration to the former owners of M Telecom following our acquisition of M Telecom in May 2007. On June 4, 2009, we issued 496,625 ordinary shares in final settlement of the deferred consideration payable in connection with our acquisition of M Telecom.

Thor.    On July 3, 2009, we issued 875,000 ordinary shares to shareholders of Thor Luxembourg S.à.r.L., or Thor, in connection with two debt facilities extended to us by Thor. The ordinary shares were issued at a price of £1.605 per share, the per share trading price of our ordinary shares as quoted on AIM at the date of the loan agreements.

Redomiciliation.    On December 2, 2009, Velti plc (England and Wales) issued one "A" ordinary share to Velti plc (Jersey) in connection with our redomiciliation under which Velti plc (Jersey), a company incorporated under the laws of Jersey, the Channel Islands, and tax resident in the Republic of Ireland, was introduced as the new parent company of Velti plc (England and Wales). Velti plc (Jersey) issued two subscriber shares for cash upon incorporation in Jersey on August 25, 2009. One share was issued to each of Juris Limited and Lively Limited, the subscribers to Velti plc's Jersey memorandum of association. On August 27, 2009, one subscriber share was transferred to each of Alex Moukas and Pantelis Papageorgiou respectively, each then being a director and employee of Velti. Pantelis Papageorgiou vacated his office as a director of Velti (England and Wales) on October 5, 2009 and of Velti plc (Jersey) on October 13, 2009, and transferred his subscriber share to Menelaos Scouloudis on October 13, 2009. Pursuant to buy-back agreements entered between Velti (Jersey) and each of Mr. Moukas and Mr. Scouloudis on October 13, 2009, the subscriber shares were bought back by us on December 18, 2009 and cancelled. On December 18, 2009, in connection with the redomiciliation and pursuant to the scheme of arrangement relating to this transaction, the shares held by each of the shareholders of Velti plc (England and Wales) were cancelled and re-issued to Velti plc (Jersey) and, in consideration for this, Velti plc (Jersey) issued a corresponding number of its own ordinary shares (being 37,530,261 ordinary shares) to the former shareholders of Velti plc (England and Wales).

Mobclix.    On September 30, 2010, we acquired Mobclix, Inc. and agreed to issue 150,220 ordinary shares to the former Mobclix, Inc. shareholders and certain of its creditors at closing.

Shares Eligible for Future Sale

Upon completion of this offering, and assuming no exercise of the underwriters' over-allotment option, we will have 49,393,092 outstanding ordinary shares. All of the ordinary shares sold in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares. Prior to this offering, there has been no public market for our ordinary shares in the U.S., although our shares are admitted for trading on AIM, and although we have applied to list our ordinary shares on The NASDAQ Global Market, we cannot assure you that a regular trading market for our ordinary shares will develop in the U.S.

Lock-up Agreements

Each of our directors, executive officers and certain of our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exchangeable or exercisable for our ordinary shares for a period of 180 days after the date the registration statement of which this prospectus is a part becomes effective. After the expiration of the 180 day period, the ordinary shares held by our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180 day restricted period is subject to adjustment under certain circumstances. If (i) during the last 17 days of the 180 day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (ii) prior to the expiration of the 180 day restricted period, we announce that we will release earnings results during the 16 day period beginning on the last day of the 180 day period, the restrictions will continue to apply until the expiration of the 18 day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our directors, executive officers and certain other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

Under Rule 144, persons who became the beneficial owner of our ordinary shares prior to the completion of this offering may not sell their shares until the earlier of the expiration of (i) a six month holding period, if we have been subject to the reporting requirements of the Exchange Act for at least 90 days and have filed all required reports for at least 12 months (or for such shorter period that we were required to file such reports) prior to the date of the sale, or (ii) a one year holding period.

At the expiration of the six month holding period:

  •
  a person who was not one of our affiliates at any time during the three month period preceding a sale would be entitled to sell an unlimited number of our ordinary shares provided current public information about us is available; and

  •
  a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of our ordinary shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of our ordinary shares then outstanding, which will equal approximately 493,930 ordinary shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option; or

  •
  the average weekly trading volume of our ordinary shares on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one year holding period, a person who was not one of our affiliates at any time during the three month period preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three month period preceding a sale would remain subject to the volume restrictions described above. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases ordinary shares from us in connection with a compensatory share plan or other written agreement is eligible to resell such shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Options/Equity Awards

We intend to file a registration statement under the Securities Act to register our ordinary shares which we expect to issue under our share incentive plans and 7,611,159 ordinary shares held for resale by our existing shareholders that were previously issued under our share incentive plans, including our outstanding deferred share awards and share options, all ordinary shares issued upon settlement of our vested deferred share awards, and ordinary shares issued to our non-employee directors as compensation for their service as our directors. As of December 31, 2010 there were 3,492,820 ordinary shares issuable upon the exercise of share options outstanding and 2,043,645 ordinary shares issuable pursuant to deferred share awards subject to vesting restrictions. Shares issued upon the exercise of share options or upon the settlement of deferred share awards after the effective date of this registration statement will be eligible for resale in the public market without restrictions, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

 Taxation

The following is a discussion of the material Republic of Ireland, Bailiwick of Jersey and U.S. federal income tax consequences of an investment in our ordinary shares based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not address all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Republic of Ireland tax law, it represents the opinion of Mason, Hayes + Curran, our Republic of Ireland counsel, and to the extent that the discussion relates to matters of Jersey tax law, it represents the opinion of Mourant Ozannes, our Bailiwick of Jersey counsel. The following discussion, to the extent the discussion relates to matters of current U.S. federal income tax law, represents the opinion of DLA Piper LLP (US), our U.S. counsel. It does not constitute legal or tax advice and you should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares. You should be aware that tax rules and practice and their interpretation may change.

Jersey Taxation Consequences

Income Tax on Velti

Under the Income Tax (Jersey) Law 1961 (as amended), or the Jersey Income Tax Law, Velti will be regarded as either:

  •
  not resident in Jersey under Article 123(1) of the Jersey Income Tax Law provided that (and for so long as) it satisfies the conditions set out in that provision, in which case Velti will not (except as noted below) be liable to Jersey income tax; or

  •
  resident in Jersey under Article 123C of the Jersey Income Tax Law, in which case Velti (being neither a financial services company nor a specified utility company under the Jersey Income Tax Law at the date hereof) will (except as noted below) be subject to Jersey income tax at a rate of 0%.

If we derive any income from the ownership or disposal of land in Jersey, such income will be subject to tax in Jersey at the rate of 20%. It is not expected that we will derive any such income.

Holders of Ordinary Shares

We will be entitled to pay dividends to holders of our ordinary shares without any withholding or deduction for or on account of Jersey tax. Holders of our ordinary shares (other than residents of Jersey) will not be subject to any tax in Jersey with respect to the acquisition, ownership or other disposition of our ordinary shares.

Jersey Taxation — Goods and Services Tax

We are an "international services entity" for the purposes of the Goods and Services Tax (Jersey) Law 2007, or the GST Law. Consequently, we are not required to:

  •
  register as a taxable person pursuant to the GST Law;

  •
  charge goods and services tax in Jersey with respect to any supply made by us; or

  •
  subject to limited exceptions that are not expected to apply to us, pay goods and services tax in Jersey with respect to any supply made to it.

Jersey Taxation — Stamp Duty

No stamp duty is payable in Jersey on the issue or transfer of our ordinary shares during the holder's lifetime.

Upon the death of one of our shareholders, a grant of probate or letters of administration will be required to transfer the ordinary shares of the deceased person, provided, however, that where the deceased person was domiciled outside of Jersey at the time of death, we may (at our discretion) dispense with this requirement where the value of the deceased's movable estate in Jersey does not exceed £10,000.

Upon the death of one of our shareholders, Jersey stamp duty will be payable on the registration in Jersey of a grant of probate or letters of administration, which will be required in order to transfer or otherwise deal with:

  •
  Where the deceased person was domiciled in Jersey at the time of death:  the deceased person's personal estate wherever situated (including any Velti shares) if the net value of such personal estate exceeds £10,000; or

  •
  Where the deceased person was domiciled outside of Jersey at the time of death:  the deceased person's personal estate situated in Jersey (including any Velti shares) if the net value of such personal estate exceeds £10,000.

The rate of stamp duty payable is:

  •
  Where the net value of the deceased person's relevant personal estate does not exceed £100,000:  0.5% of the net value of the deceased person's relevant personal estate; or

  •
  Where the net value of the deceased person's relevant personal estate exceeds £100,000:  £500 for the first £100,000 plus 0.8% of the net value of the deceased person's relevant personal estate which exceeds £100,000.

In addition, application and other fees may be payable.

Republic of Ireland Taxation Consequences

The paragraphs set out below summarize the Irish tax treatment for our shareholders of holding or disposing of our ordinary shares. They are based on current Irish legislation and an understanding of current Republic of Ireland Revenue Commissioners' practice as of the date of this document and do not reflect any changes which may be adopted subsequent to the date of this document. In particular, the summary excludes the impact of the Irish Finance Bill 2011, published on Friday, January 21, 2011 or any changes to such bill which are currently under consideration by the government of Ireland. However, if the bill were adopted in the form published on Friday, January 21, 2011, such bill would not have any material impact on the summary below. The paragraphs are intended as a general guide and, except for the sections dealing with dividend withholding tax, and otherwise where express reference is made to the position of non-Irish residents or non-Irish domiciled shareholders, apply only to shareholders who are resident and, individuals, ordinarily resident and domiciled in the Republic of Ireland for tax purposes. They relate only to such shareholders who hold our shares directly as an investment and who are absolute beneficial owners of those shares. These paragraphs do not deal with certain types of shareholders, such as dealers in securities or persons holding or acquiring shares in the course of a trade or by reason of employment, collective investment plans and insurance companies.

If you are in any doubt as to your taxation position or if you are resident or otherwise subject to taxation in any jurisdiction other than the Republic of Ireland, you should consult an appropriate professional adviser immediately.

Republic of Ireland Taxation — Tax on Chargeable Gains

Liability to Irish tax on chargeable gains will depend on the individual circumstances of our shareholders.

Disposal of Our Shares by Irish-resident Velti Shareholders

A disposal of our ordinary shares by a Velti shareholder who is resident or ordinarily resident in the Republic of Ireland may, depending on individual circumstances (including the availability of exemptions), give rise to a chargeable gain or allowable loss for the purposes of the Irish taxation of chargeable gains.

It is expected that our share register will not be held in Ireland and, accordingly, individual shareholders who are resident or ordinarily resident in the Republic of Ireland, but not domiciled in the Republic of Ireland, will be liable to Irish chargeable gains tax only to the extent that the proceeds of the disposal of ordinary shares are remitted or deemed to be remitted to the Republic of Ireland.

Disposal of Our Shares by non-Irish-resident Shareholders

Shareholders who are not resident or, in the case of individuals, ordinarily resident for tax purposes in the Republic of Ireland will not be liable for Irish tax on chargeable gains realized on a subsequent disposal of their ordinary shares unless such ordinary shares (i) derive their value or greater part of their value directly or indirectly from land in the Republic of Ireland or minerals in the Republic of Ireland or any rights, interests or other assets in relation to mining or minerals or the searching for minerals or (ii) are used, held or acquired for the purposes of a trade, profession or vocation carried on in the Republic of Ireland through a branch or agency. Such shareholders may be subject to foreign taxation on any gain under local law.

A shareholder who is an individual and who is temporarily a non-resident of the Republic of Ireland at the time of the disposal may, under legislation aimed at curbing tax avoidance, still be liable to Irish taxation on any chargeable gain realized (subject to the availability of exemptions).

Republic of Ireland Taxation — Tax on Dividends

Receipt of Dividends from Velti

Dividend withholding tax.    Dividends paid by us will generally be subject to Irish dividend withholding tax, or DWT, at the standard rate of income tax (currently 20%) unless a shareholder is within one of the categories of exempt shareholders referred to below. Where DWT applies, we will be responsible for withholding DWT at source. For DWT purposes, a dividend includes any distribution made by us to shareholders, including cash dividends, non-cash dividends and additional shares taken in lieu of a cash dividend.

DWT is not payable where an exemption applies provided that we have received all necessary documentation required by the relevant legislation from a Velti shareholder prior to payment of the dividend.

Certain categories of Irish resident shareholders are entitled to an exemption from DWT, including in general (but not limited to) Irish resident companies, qualifying employee share ownership trusts, charities and pension funds. Except in very limited circumstances, distributions by us to an Irish-resident shareholder who is an individual are not exempt from DWT.

Certain non-Irish resident shareholders (both individual and corporate) are also entitled to an exemption from DWT. In particular, a non-Irish resident shareholder is not subject to DWT on dividends received from us if the shareholder is:

  •
  an individual shareholder who by virtue of the laws of the relevant country is resident for tax purposes in either a member state of the EU (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the U.S.), and the individual is neither resident nor ordinarily resident in the Republic of Ireland;

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  a corporate shareholder that is not resident for tax purposes in the Republic of Ireland and which is ultimately controlled, directly or indirectly, by persons who by virtue of the laws of the relevant country are resident in either a member state of the EU (apart from the Republic of Ireland) or in a country with which the Republic of Ireland has a double tax treaty (including the U.S.);

  •
  a corporate shareholder that is not resident for tax purposes in the Republic of Ireland nor ultimately controlled by persons so resident and which is resident for tax purposes in either a member state of the EU (apart from the Republic of Ireland) or a country with which the Republic of Ireland has a double tax treaty (including the U.S.);

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  a Velti shareholder that is not resident for tax purposes in the Republic of Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange in: (i) the Republic of Ireland; (ii) a country with which the Republic of Ireland has a double tax treaty (including the U.S.); or (iii) an exchange approved by the Irish Minister for Finance; or

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  a corporate shareholder that is not resident for tax purposes in the Republic of Ireland and is wholly owned, directly or indirectly, by two or more companies the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in (i) the Republic of Ireland; (ii) a country with which the Republic of Ireland has a double tax treaty (including the U.S.); or (iii) an exchange approved by the Irish Minister for Finance, and provided that, in all cases noted above, the shareholder has made the appropriate declaration to us prior to payment of the dividend.

Taxation on Dividends.    An Irish resident or ordinarily resident individual shareholder will be subject to Irish income tax on the gross dividend at their marginal rate of tax plus the universal social charge and, in certain circumstances, PRSI (pay related social insurance). The gross dividend is the dividend received plus DWT withheld. Irish resident individual shareholders are generally entitled to credit for the DWT deducted against their income tax liability and to have refunded to them any amount by which DWT exceeds such income tax liability.

Irish resident corporate shareholders should generally be exempt from Irish tax on dividends received from us on the assumption that we are tax resident in Ireland. If an Irish resident corporate shareholder is a close company for tax purposes, however, it may, in certain circumstances, be liable to a 20% investment income surcharge with respect to dividends received from us.

Non-Irish resident shareholders are, unless entitled to exemption from DWT, liable to Irish income tax on dividends received from us. However, the DWT deducted by us discharges such liability to Irish income tax. Where a non-resident shareholder is entitled to exemption from DWT, then no Irish income tax arises and, where DWT has been deducted by us, a claim may be made for a refund of the DWT.

Republic of Ireland Taxation — Stamp Duty

No Irish stamp duty or capital duty should arise on the issue or transfer for cash of our ordinary shares provided such transactions do not relate to Irish stocks or securities of an Irish registered company.

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares. It does not address any U.S. federal estate and gift tax, state and local tax, or non-U.S. tax consequences. This discussion only applies to original purchasers of our ordinary shares who hold ordinary shares as capital assets for U.S. federal income tax purposes. It does not purport to discuss all aspects of U.S. federal income taxation which may be relevant to particular investors, such as:

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  banks and certain financial institutions;

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  insurance companies;

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  partnerships or entities classified as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through such entities;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

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  tax-exempt entities;

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  persons liable for alternative minimum tax;

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  persons holding our ordinary shares as part of a position in a straddle or as part of a hedging transaction or conversion transaction;

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  persons that enter into a constructive sale transaction with respect to our ordinary shares;

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  persons owning or treated as owning 10% or more of our voting shares; or

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  U.S. Holders (as described below) whose functional currency for U.S. federal income tax purposes is not the U.S. dollar.

This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations promulgated thereunder, published rulings by the U.S. Internal Revenue Service, or the IRS, and court decisions, all as currently in effect as of the date of this prospectus. These authorities are subject to change, possibly on a retroactive basis. You should consult your tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of purchasing, owning and disposing of our ordinary shares in your particular circumstances.

For purposes of this discussion, you are a "U.S. Holder" if for U.S. federal income tax purposes, you are a beneficial owner of our ordinary shares who or which is:

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  an individual citizen or resident of the U.S.;

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  a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or of any political subdivision of the U.S.;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust elects under U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

U.S. Holders

Dividends.    Subject to the "Status as a PFIC" discussion below, in the event a U.S. Holder receives a distribution, other than a pro rata distribution of our ordinary shares or rights with respect to our ordinary shares, the U.S. Holder will be required to include the gross amount of the distribution (including the amount of any non-U.S. taxes withheld therefrom) in gross income as a foreign source taxable dividend to the extent the distribution is paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Dividends received by U.S. Holders that are corporations generally will not be eligible for a dividends received deduction. Subject to applicable limitations, dividends paid to a non-corporate U.S. Holder in taxable years beginning before January 1, 2011 will constitute "qualified dividend income" subject to tax at capital gains rates (generally 15%) provided that (i) the ordinary shares are readily tradable on an established securities market in the U.S. (ii) we are not a PFIC (as discussed below) with respect to such U.S. Holder, for either our taxable year in which the dividend was paid or the preceding taxable year and (iii) certain holding period and other requirements are met. We expect our ordinary shares will be readily tradable on an established securities market in the U.S. Non-corporate U.S.

Holders should consult their tax advisors regarding the availability of the lower income tax rate for dividends paid with respect to our ordinary shares.

Distributions in excess of our current and accumulated earnings and profits, as determined in accordance with U.S. tax principles, will first be treated as a nontaxable return of capital to the extent of the U.S. Holder's basis in our ordinary shares and thereafter as gain from the sale or exchange of a capital asset. The character of such gain is described below under "Sales and Other Dispositions of our Ordinary Shares."

As we do not calculate our earnings and profits in accordance with U.S. tax principles, the entire amount of any distributions will likely be reported to investors as taxable dividend distributions.

The amount of any distribution paid in pounds sterling will be equal to the U.S. dollar value of such pounds sterling on the date such distribution is received by such U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars at that time. Gain or loss, if any, realized on the sale or other disposition of such pounds sterling will be U.S. source ordinary income or loss, subject to certain exceptions and limitations. The amount of any distribution of property other than cash will be the fair market value of such property on the date of the distribution.

Any non-U.S. withholding taxes imposed on dividends paid to a U.S. Holder (at a rate applicable to U.S. Holders) shall generally be eligible for the foreign tax credit or as a deduction in computing such U.S. Holder's taxable income, subject to any applicable limitations. For foreign tax credit purposes, dividends distributed with respect to ordinary shares will generally constitute "passive category income," but could, in the case of certain U.S. Holders, constitute "general category income." If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will generally be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sales and Other Dispositions of our Ordinary Shares.    For U.S. federal income tax purposes, and subject to the "Status as a PFIC" discussion below, gain or loss recognized by a U.S. Holder on the sale or other disposition of our ordinary shares will be subject to U.S. federal income tax as capital gain or loss in an amount equal to the difference between that U.S. Holder's basis in our ordinary shares and the amount realized on the disposition. If the consideration you receive for the ordinary shares is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. A U.S. Holder's basis in our ordinary shares will generally equal the amount the U.S. Holder paid for such ordinary shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held our ordinary shares for more than one year at the time of the sale or exchange. The maximum rate of tax on long-term capital gain recognized before January 1, 2011 is generally reduced to 15% for taxpayers other than corporations. The deductibility of capital losses is subject to limitations. Generally, gain or loss recognized by a U.S. Holder will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. You should consult your tax advisors regarding the tax consequences if a foreign tax is imposed on gain on a disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Status as a PFIC.    Based on the projected composition of our income and valuation of our assets, we do not believe we were a PFIC in 2009 or will be in 2010, and we do not expect to become a PFIC in the foreseeable future, although there can be no assurance in this regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:

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  at least 75% of the non-U.S. corporation's gross income is passive income; or

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  at least 50% of the average value of all the non-U.S. corporation's assets (based on an average of the quarterly values of the assets during a taxable year) produces or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents that are derived in the active conduct of a trade or business. If we own directly or indirectly at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income.

In determining that we are not a PFIC, we are relying on our business projections for the current year and for future years. If our actual business results do not match our projections, we may become a PFIC. We must make a separate determination each year as to whether we are a PFIC and, as a result, our PFIC status may change. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.

If we are a PFIC for any taxable year during which you hold ordinary shares, U.S. Holders will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ordinary shares, unless you make a mark-to-market election as discussed below. Any distribution you receive in a taxable year that is greater than 125% of the average annual distribution you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

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  the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

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  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

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  the amount allocated to each other year will be subject to income tax at the highest rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) realized on the transfer of the ordinary shares cannot be treated as capital gains, even if you hold the ordinary shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

If we are a PFIC for any taxable year during which you hold our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a "reportable election." If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you. You should consult your tax advisors regarding the tax consequences if the PFIC rules apply to any us or of our subsidiaries.

A U.S. Holder may avoid some of the adverse tax consequences of owning shares in a PFIC by making a "qualified electing fund" election. The availability of this election requires that we provide information to shareholders making the election. We do not intend to provide you with the information you would need to make or maintain a qualified electing fund election and you will, therefore, not be able to make such an election with respect to your ordinary shares.

Alternatively, a U.S. Holder owning marketable stock in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of your taxable year. Deductions are allowable, however, only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless ordinary shares are no longer regularly traded on The NASDAQ Global Market or the IRS consents to the revocation of the election.

The mark-to-market election is available only for stock which is regularly traded on (i) a national securities exchange that is registered with the SEC, (ii) The NASDAQ Global Market, or (iii) an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. We expect that the ordinary shares will be listed on The NASDAQ Global Market and, consequently, we expect that, assuming the ordinary shares are so listed and are regularly traded, the mark-to-market election would be available to you regardless of whether or not we are considered a PFIC.

Although we do not believe we were a PFIC in 2009 or will be in 2010, and we do not expect to become a PFIC in the foreseeable future, there can be no assurance in this regard. You are urged to consult your tax advisers concerning the U.S. federal income tax consequences of holding ordinary shares if we are considered a PFIC in any taxable year.

New Legislation.    Newly enacted legislation requires certain U.S. Holders who are individuals, estates, or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of shares of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ordinary shares, subject to certain exceptions. U.S Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Generally, you will not be subject to U.S. federal income tax or withholding on dividends received from us with respect to our ordinary shares unless the dividends are effectively connected with your conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the dividends are attributable to a permanent establishment that you maintain in the U.S. In such cases, you will generally be taxed in the same manner as a U.S. Holder.

Generally, you will not be subject to U.S. federal income tax or withholding on any gain realized on the sale or other disposition of our ordinary shares unless:

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  the gain is effectively connected with your conduct of a trade or business in the U.S. and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a net basis with respect to such income, the gain is attributable to a permanent establishment that you maintain in the U.S.; or

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  you are an individual present in the U.S. for at least 183 days in the taxable year of sale or disposition and either your gain is attributable to an office or other fixed place of business that you maintain in the U.S. or you have a tax home in the U.S.

If you are a corporate non-U.S. Holder, your earnings and profits attributable to the effectively connected gain may be subject to an additional branch profits tax at a rate of 30% or a lower rate if you are eligible for the benefits of an applicable tax treaty.

Backup Withholding and Information Reporting

Payment of dividends and proceeds from the sale or other disposition of our ordinary shares that are made to you in the U.S. (and in certain cases, outside the U.S.) will generally be subject to information reporting to the IRS, unless you are an exempt recipient. In addition, a backup withholding tax generally will apply to those payments unless the beneficial owner provides an accurate taxpayer identification number and complies with certification procedures or otherwise establishes an exemption from backup withholding.

Any amount withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. federal income tax liability, if any, or a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS.

PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION AND INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.

Cautionary Statement on the Enforceability of Civil Liabilities

U.S. laws do not necessarily extend either to us or our officers or directors. We are organized under the laws of the Bailiwick of Jersey. Most of our directors and officers reside outside of the U.S. Substantially all of the assets of both us and our directors and officers are located outside the U.S. As a result, it may not be possible for investors to effect service of process on either us or our officers and directors within the U.S., or to enforce against these persons or us, either inside or outside the U.S., a judgment obtained in a U.S. court predicated upon the civil liability provisions of the federal securities or other laws of the U.S. or any U.S. state.

We have appointed Velti USA, Inc., located at 150 California Street, San Francisco, California 94111, as our agent to receive service of process with respect to any action brought against us in the U.S. under the federal securities laws of the U.S. or of the laws of any state of the U.S.

A judgment of a U.S. court is not directly enforceable in Jersey, but constitutes a cause of action which will be enforced by Jersey courts provided that:

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  the applicable U.S. courts had jurisdiction over the case, as recognized under Jersey law;

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  the judgment is given on the merits and is final, conclusive and non-appealable;

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  the judgment relates to the payment of a sum of money, not being taxes, fines or similar governmental penalties;

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  the defendant is not immune under the principles of public international law;

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  the same matters at issue in the case were not previously the subject of a judgment or disposition in a separate court;

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  the judgment was not obtained by fraud or duress and was not based on a clear mistake of fact; and

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  the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the principles of what are called "natural justice," which among other things require that documents in the U.S. proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Jersey courts award compensation for the loss or damage actually sustained by the plaintiff. Although punitive damages are generally unknown to the Jersey legal system, there is no prohibition on them either by statute or customary law. Whether a particular judgment may be deemed contrary to Jersey public policy depends on the facts of each case, though judgments found to be exorbitant, unconscionable, or excessive will generally be deemed as contrary to public policy. Moreover, certain defendants may qualify for protection under Protection of Trading Interests Act 1980, an act of the U.K. extended to Jersey by the Protection of Trading Interests Act 1980 (Jersey) Order, 1983. This Act provides that a qualifying defendant is not liable for multiple damages, in excess of that required for actual compensation. A "qualifying defendant" for these purposes is a citizen of the U.K. and Colonies, a corporation or other limited liability entity organized under the laws of the U.K., Jersey or other territory for whose international relations the U.K. is responsible or a person conducting business in Jersey.

Jersey courts cannot enter into the merits of the foreign judgment and cannot act as a court of appeal or review over the foreign courts. We have been advised by our legal counsel in Jersey that it is doubtful that an original action based on U.S. federal or state securities laws could be brought before Jersey courts. In addition, a plaintiff who is not resident in Jersey may be required to provide a security bond in advance to cover the potential of the expected costs of any case initiated in Jersey. In addition, we have been further advised by our legal counsel in Jersey, that it is uncertain as to whether the courts of Jersey would entertain original actions or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws.

 Underwriting

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representative Jefferies & Company, Inc., have severally agreed to purchase from us and the selling shareholders the following respective number of ordinary shares at a public offering less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Number of Ordinary Shares
Jefferies & Company, Inc.
Needham & Company, LLC
RBC Capital Markets Corporation
Canaccord Genuity Inc.
ThinkEquity LLC
Total	12,518,008

The underwriting agreement provides that the obligations of the several underwriters to purchase the ordinary shares offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the ordinary shares offered by this prospectus, other than those covered by the over-allotment option described below, if any of these ordinary shares are purchased.

We have been advised by the representative of the underwriters that the underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents not in excess of $               per ordinary share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $               per ordinary share to other dealers. After this initial public offering in the U.S. representatives of the underwriters may change the offering price and other selling terms.

We and the selling shareholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 1,877,700 additional ordinary shares (1,407,700 from us and 470,000 from the selling shareholders) at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of ordinary shares offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional ordinary shares as the number of ordinary shares to be purchased by it in the above table bears to the total number of ordinary shares offered by this prospectus. We and the selling shareholders will be obligated, pursuant to the option, to sell these additional ordinary shares to the underwriters to the extent the option is exercised. If any additional ordinary shares are purchased, the underwriters will offer the additional ordinary shares on the same terms as those on which the 12,518,008 ordinary shares are being offered.

The underwriting discounts and commissions per ordinary share are equal to the public offering price per ordinary share less the amount paid by the underwriters to us per ordinary share. The underwriting discounts and commissions are       % of the initial public offering price. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee Per Ordinary Share	Without Exercise of Over- Allotment Option	With Full Exercise of Over- Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling shareholders	$	$	$

We have agreed to pay all fees and expenses incurred by us and the selling shareholders in connection with this offering.

We and the selling shareholders have agreed to severally indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act and to contribute to payments the underwriters may be required to make in respect of any of these liabilities. In addition, we have agreed to reimburse the underwriters for certain out-of-pocket expenses incurred by them up to an aggregate of $50,000, including up to $25,000 in blue sky fees, with respect to this offering.

Each of our officers and directors, and certain of our shareholders, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any of our ordinary shares or other securities convertible into or exchangeable or exercisable for our ordinary shares or derivatives of our ordinary shares owned by these persons prior to this offering or ordinary shares issuable upon exercise of options or warrants held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative. This consent may be given at any time without public notice. Transfers or dispositions can be made during the lock-up period in the case of gifts or for estate planning purposes where the transferee signs a lock-up agreement. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representative and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180 day period.

The 180 day lock-up period as described above is subject to adjustment only under the following circumstances. If (1) during the last 17 days of the 180 day lock-up period, (a) we release earnings results or (b) material news or a material event relating to us occurs, or (2) prior to the expiration of the 180 day lock-up period, we announce that we will release earnings results during the 16 day period following the last day of the 180 day lock-up period, then, in each case, the 180 day lock-up period will be extended until the expiration of the 18-day period beginning on the date of our release of the earnings results or the occurrence of material news or a material event relating to us, unless the representative, on behalf of the underwriters, waives this extension in writing.

We have applied to have our ordinary shares quoted on The NASDAQ Global Market under the symbol "VELT."

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in this offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional ordinary shares from us or the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market prior to the completion of this offering.

Stabilizing transactions consist of various bids for or purchases of our ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased ordinary shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our ordinary shares. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on Internet websites maintained by Jefferies & Company, Inc. and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

The public offering price has been determined by negotiations among us and the representative of the underwriters. The factors considered in determining the public offering price were our future prospects and those of our industry in general, sales, earnings and certain of our other financial operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those we engage in. The price of our ordinary shares on AIM during recent periods was also considered in determining the public offering price. It should be noted however, that historically there has been a limited volume of trading in our ordinary shares on AIM. Therefore, the price of our ordinary shares on AIM was only one factor in determining the public offering price.

Our ordinary shares have been quoted on AIM since May 3, 2006, currently under the symbol "VEL."

From time to time in the ordinary course of their respective businesses, the underwriters participating in this offering and their respective affiliates may in the future engage in commercial banking or investment banking transactions with, or provide financial advisory services to, us and our affiliates. On October 2, 2009, RBC Capital Markets acted as placement agent in connection with the sale by us of 1,800,000 new ordinary shares and received a placement agent fee of £86,400. On October 14, 2009, we entered into an engagement letter with Royal Bank of Canada Europe Limited, or RBC, under which RBC was appointed to act as nominated adviser and broker to us for the purposes of the rules of AIM following admission to AIM.

RBC will be paid a fee of £50,000 per annum for its services, together with all reasonable expenses and VAT. The engagement letter contains certain undertakings given by us in respect of, among other things, compliance with the AIM rules and provision of information. The engagement may be terminated with three months' written notice by either party. RBC Capital Markets, an affiliate of RBC, is one of the co-managers of this offering.

The following table sets forth, for the periods indicated, the high and low closing sale prices for our ordinary shares on AIM in pounds sterling.

	High	Low
Fiscal Year Ended December 31, 2006	£1.055	£0.640
Fiscal Year Ended December 31, 2007	2.440	0.990
Fiscal Year Ended December 31, 2008	1.975	1.235
Fiscal Year Ended December 31, 2009
First Quarter	1.280	1.090
Second Quarter	1.710	1.090
Third Quarter	1.715	1.575
Fourth Quarter	2.000	1.615
Fiscal Year Ended December 31, 2010
First Quarter	3.390	2.045
Second Quarter	5.100	2.960
Third Quarter	6.290	3.970
Fourth Quarter	6.160	4.695
Fiscal Year Ending December 31, 2011 (through January 7, 2011)	5.550	5.065
July 2010	4.195	3.970
August 2010	4.665	4.265
September 2010	6.290	4.425
October 2010	6.160	5.800
November 2010	5.905	4.805
December 2010	5.110	4.695

The high and low prices listed represent the latest quotes obtained from Proquote International, a data vendor owned by the London Stock Exchange.

Jefferies & Company, Inc.'s address is 520 Madison Avenue, New York, New York 10022, United States.

Foreign Regulatory Restrictions on Purchase of Ordinary Shares

We have not taken any action to permit a public offering of the ordinary shares outside the U.S. or to permit the possession or distribution of this prospectus outside the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of ordinary shares and the distribution of the prospectus outside the U.S.

United Kingdom

No offer of ordinary shares has been made or will be made to the public in the U.K. within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. The underwriters: (i) have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) have complied with, and will comply with all applicable provisions of FSMA with respect to anything done by them in relation to the ordinary shares in, from or otherwise involving the U.K.

Greece

The prospectus has been submitted for approval by the SEC and not the Greek Capital Market Committee. All information contained in the prospectus is true and accurate as of the date of this prospectus. This offering of our ordinary shares does not constitute an initial public offer in Greece according to CL. 2190/1920 and L. 3401/2005 as amended and in force. This prospectus is strictly for the use of the entity to which it has been addressed to by Velti and not to be circulated in Greece or any other jurisdiction.

Cyprus

The underwriters will not be providing from or within Cyprus any "Investment Services," "Investment Activities" and "Non-Core Services" (as such terms are defined in the Investment Firms Law 144(I) of 2007, or the IFL, in relation to the ordinary shares, or will be otherwise providing Investment Services, Investment Activities, and Non-Core Services to residents or persons domiciled in Cyprus. The underwriters will not be concluding in Cyprus any transaction relating to such Investment Services, Investment Activities and Non-Core Services in contravention of the IFL and/or applicable regulations adopted pursuant thereto or in relation thereto and have not and will not offer any of the ordinary shares other than in compliance with the provisions of the Public Offer and Prospectus Law, Law 114(I)/2005.

People's Republic of China

This prospectus may not be circulated or distributed in the People's Republic of China, or PRC, and our ordinary shares may not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include the special administrative regions of Hong Kong and Macau.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ordinary shares will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA. Where our ordinary shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer or (3) where the transfer is by operation of law.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ordinary shares has been made and or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

Expenses Related to this Offering

The following table sets forth the main expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay. All amounts are estimated, except the SEC registration fee, The NASDAQ Global Market listing fee and the FINRA filing fee:

SEC registration fee	$14,260
FINRA filing fee	$20,500
The NASDAQ Global Market listing fee	$225,000
Legal fees and expenses	$2,500,000
Accounting fees and expenses	$1,200,000
Printing fees	$450,000
Other fees and expenses	$1,004,125

Total	$5,413,885

 Legal Matters

The validity of the issuance of the ordinary shares offered hereby and other matters under Jersey law only will be passed upon for us by Mourant Ozannes, our Jersey counsel. Certain other matters under U.S. federal law will be passed upon for us by DLA Piper LLP (US). Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

Experts

The consolidated financial statements of Velti plc as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 included in this prospectus have been so included in reliance on the report of Baker Tilly Virchow Krause, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. Baker Tilly Virchow Krause, LLP's address is 225 South Sixth Street, Suite 2300, Minneapolis, Minnesota 55402.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1, including amendments and relevant exhibits and schedules, under the Securities Act covering the ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the registration statement, you should read the registration statement and its exhibits and schedules for further information with respect to us and our ordinary shares. You may review and copy the registration statement, reports and other information we file at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the registration statement, are also available to you on the SEC's website at http://www.sec.gov.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2011 and for all subsequent years will be due 120 days following the fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general, should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of Velti plc

We have audited the accompanying consolidated balance sheets of Velti plc and subsidiaries (the "Group") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. In addition, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and financial statement schedule are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements and financial statement schedule referred to above present fairly, in all material respects, the consolidated financial position of Velti plc and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and cash flows for each of the three years ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 3, 2010, except for Notes 10 and 18 as to which the date is September 3, 2010

Velti plc
Consolidated Balance Sheets
(in thousands, except shares and per share amounts)

		December 31,
	September 30, 2010
		2009	2008
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$18,787	$19,655	$14,321
Trade receivables, net of allowance for doubtful accounts	41,395	32,505	11,013
Accrued contract receivables	20,988	15,342	8,560
Prepayments	8,187	2,775	3,902
Other receivables and current assets	12,247	5,231	2,998

Total current assets	101,604	75,508	40,794

Non-current assets:
Property and equipment, net	3,193	3,342	3,390
Intangible assets, net	47,852	34,412	21,736
Equity investments	2,367	3,254	3,640
Goodwill	19,773	3,874	2,432
Other assets	7,189	1,668	482

Total non-current assets	80,374	46,550	31,680

Total assets	$181,978	$122,058	$72,474

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$29,268	$28,247	$15,471
Accrued liabilities	24,638	1,649	2,212
Deferred revenue and current portion of deferred government grant	1,731	1,565	2,366
Current portion of long-term debt and short-term financings, including related party debt of $500,000, $0, $0 as of September 30, 2010, December 31, 2009 and December 31, 2008, respectively	51,831	21,200	13,870
Income tax liabilities	2,969	—	—

Total current liabilities	110,437	52,661	33,919
Long term debt, including related party debt of $0, $500,000, $0 as of September 30, 2010, December 31, 2009 and December 31, 2008, respectively	14,273	17,661	3,550
Deferred government grant—non-current	1,141	2,651	4,095
Retirement benefit obligations	424	346	261
Mobclix acquisition-related liabilities	19,556	—	—
Other non-current liabilities	1,069	1,803	470

Total liabilities	146,900	75,122	42,295

Commitments and contingencies
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized as of September 30, 2010 and December 31, 2009, and 50,000,000 ordinary shares authorized as of December 31, 2008; 38,291,653 shares, 37,530,261 shares and 33,733,223 shares issued and outstanding as of September 30, 2010, December 31, 2009 and 2008, respectively	3,396	3,339	3,043
Additional paid-in capital	49,573	42,885	34,194
Accumulated deficit	(21,347)	(3,689)	(10,144)
Accumulated other comprehensive income (loss)	3,251	4,315	2,747

Total Velti shareholders' equity	34,873	46,850	29,840
Non-controlling interests	205	86	339

Total shareholders' equity	35,078	46,936	30,179

Total liabilities and shareholders' equity	$181,978	$122,058	$72,474

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Revenue:
Software as a service (SaaS) revenue	$36,348	$11,491	$30,965	$40,926	$11,031
License and software revenue	14,304	6,427	45,811	14,638	2,712
Managed services revenue	8,130	6,248	13,189	6,468	2,651

Total revenue	58,782	24,166	89,965	62,032	16,394
Cost and expenses:
Third-party costs	18,080	10,980	27,620	32,860	2,437
Datacenter and direct project costs	4,370	3,117	4,908	8,660	2,863
General and administrative expenses	15,162	10,413	17,387	6,660	4,075
Sales and marketing expenses	17,131	10,991	15,919	8,245	5,812
Research and development expenses	4,639	2,585	3,484	1,884	1,662
Depreciation and amortization	8,096	7,180	9,394	4,231	3,013

Total cost and expenses	67,478	45,266	78,712	62,540	19,862

Income (loss) from operations	(8,696)	(21,100)	11,253	(508)	(3,468)
Interest income	78	47	50	149	186
Interest expense	(5,271)	(1,366)	(2,420)	(1,304)	(524)
Gain (loss) from foreign currency transactions	(1,052)	(433)	14	(1,665)	(154)
Other expenses	—	—	—	(495)	—

Income (loss) before income taxes, equity method investments and non-controlling interest	(14,941)	(22,852)	8,897	(3,823)	(3,960)
Income tax (expense) benefit	(670)	1,053	(410)	26	198
Loss from equity method investments	(2,107)	(1,449)	(2,223)	(2,456)	(656)

Net income (loss)	(17,718)	(23,248)	6,264	(6,253)	(4,418)
Net loss attributable to non-controlling interest	(60)	(14)	(191)	(123)	(224)

Net income (loss) attributable to Velti	$(17,658)	$(23,234)	$6,455	$(6,130)	$(4,194)

Net income (loss) per share:
Basic	$(0.47)	$(0.67)	$0.18	$(0.18)	$(0.14)

Diluted	$(0.47)	$(0.67)	$0.17	$(0.18)	$(0.14)

Weighted average number of shares outstanding for use in computing:
Basic net income per share	37,792	34,629	35,367	33,478	29,751

Diluted net income per share	37,792	34,629	37,627	33,478	29,751

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(in thousands, except share amounts)

	Velti Shareholders' Equity
	Share Capital
	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Velti Shareholders' Equity	Non- controlling Interests	Total Equity
Balance as of January 1, 2007	29,091,335	$2,575	$16,031	$180	$869	$19,655	$875	$20,530
Components of comprehensive income (loss):
Net income (loss)				(4,194)		(4,194)	(224)	(4,418)
Foreign currency translation adjustments					2,317	2,317	45	2,362

Total comprehensive income (loss)						(1,877)	(179)	(2,056)
Decrease in non-controlling interest due to change in ownership in subsidiary						—	(322)	(322)
Shares issued to non-executive directors as remuneration in exchange for services	102,803	9	198			207		207
Share capital increase in connection with secondary public offering, net of issuance costs	3,580,000	364	14,269			14,633		14,633
Share-based compensation			1,143			1,143		1,143

Balance as of December 31, 2007	32,774,138	2,948	31,641	(4,014)	3,186	33,761	374	34,135
Components of comprehensive income (loss):
Net income (loss)				(6,130)		(6,130)	(123)	(6,253)
Foreign currency translation adjustments					(439)	(439)	88	(351)

Total comprehensive income (loss)						(6,569)	(35)	(6,604)
Shares issued to non-executive directors as remuneration in exchange for services	70,567	21	234			255		255
Issuance of shares in connection with the acquisition of M-Telecom Ltd. in 2007	195,658	6	543			549		549
Shares issued upon vesting of the 2006 deferred share awards	692,860	68	—			68		68
Share-based compensation			1,776			1,776		1,776

Balance as of December 31, 2008	33,733,223	3,043	34,194	(10,144)	2,747	29,840	339	30,179
Components of comprehensive income:
Net income				6,455		6,455	(191)	6,264
Foreign currency translation adjustments					1,568	1,568	(62)	1,506

Total comprehensive income						8,023	(253)	7,770
Shares issued to non-executive directors as remuneration in exchange for services	72,013	21	137			158		158
Shares issued upon vesting of the 2007 deferred share awards	533,400	41	—			41		41
Issuance of shares in connection with the acquisition of M-Telecom Ltd. in 2007	496,625	41	1,079			1,120		1,120
Issuance of shares in connection with certain debt financing	875,000	60	2,193			2,253		2,253
Issuance of share capital in a private offering of securities to institutional investors, net of issuance costs	1,820,000	133	4,148			4,281		4,281
Share-based compensation			1,134			1,134		1,134

Balance as of December 31, 2009	37,530,261	3,339	42,885	(3,689)	4,315	46,850	86	46,936
Components of comprehensive income:
Net income (loss) (unaudited)				(17,658)		(17,658)	(60)	(17,718)
Foreign currency translation adjustments (unaudited)					(1,064)	(1,064)	(16)	(1,080)

Total comprehensive income (loss) (unaudited)						(18,722)	(76)	(18,798)
Issuance of shares upon tender of non-controlling interest in Velti North America, Inc. (unaudited)	20,000	2	(73)			(71)	195	124
Shares issued upon vesting of the 2008 deferred share awards (unaudited)	591,172	43				43		43
Issuance of shares in connection with the acquisition of Mobclix in September 2010	150,220	12	1,434			1,446		1,446
Share-based compensation (unaudited)			5,327			5,327		5,327

Balance as of September 30, 2010 (unaudited)	38,291,653	$3,396	$49,573	$(21,347)	$3,251	$34,873	$205	$35,078

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc
Consolidated Statements of Cash Flows
(in thousands)

	Nine Months Ended September 30,			Year Ended December 31,
	2010	2009		2009	2008	2007
	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(17,718)		$(23,248)	$6,264	$(6,253)	$(4,418)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Depreciation and amortization	8,096		7,180	9,394	4,231	3,013
Share-based compensation	5,327		1,685	1,292	2,031	1,350
Retirement benefit obligations	92		73	85	53	73
Deferred income taxes	3,793		(902)	258	(155)	(312)
Deferred revenue and government grant income	1,332		(1,454)	(117)	2,373	4,583
Undistributed loss of equity method investments	2,107		1,449	274	569	783
Foreign currency transactions (gain) loss	1,052		433	(14)	1,665	154
Change in operating assets and liabilities:
Trade receivables	(6,477)		(1,676)	(21,022)	(2,732)	(2,318)
Accrued contract receivables	(6,292)		(4,015)	(6,782)	(2,263)	(1,772)
Prepayments and other current assets	(12,403)		108	(1,106)	(4,762)	(642)
Accounts payable and other accrued liabilities	13,401		17,790	9,369	9,004	2,516
Other assets	(1,150)		(2,991)	(1,172)	(34)	—

Net cash generated from (used in) operating activities	(8,840)		(5,568)	(3,277)	3,727	3,010

Cash flow from investing activities:
Purchase of property and equipment	(842)		(519)	(601)	(1,809)	(1,035)
Investments in software development and purchased software	(14,888)		(13,579)	(19,391)	(15,069)	(7,423)
Change in non-controlling interest	263			—	—	(322)
Investment in subsidiaries and equity method investments, net of cash acquired	(651)		(919)	(919)	(3,777)	(2,437)

Net cash used in investing activities	(16,118)		(15,017)	(20,911)	(20,655)	(11,217)

Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	43		4,322	4,322	68	14,633
Proceeds from borrowings and debt financing	28,990		19,361	33,668	24,883	4,167
Repayment of borrowings	(3,621)		(9,974)	(9,974)	(9,967)	(4,079)

Net cash generated from financing activities	25,412		13,709	28,016	14,984	14,721
Effect of change in foreign exchange rates	(1,322)		2,037	1,506	(351)	2,359

Net increase (decrease) in cash and cash equivalents	(868)		(4,839)	5,334	(2,295)	8,873
Cash and cash equivalents at beginning of period	19,655		14,321	14,321	16,616	7,743

Cash and cash equivalents at end of period	$18,787		$9,482	$19,655	$14,321	$16,616

Supplemental cash flow information:
Interest paid	$2,201		$778	$798	$1,401	$628

Income taxes paid	$269		$275	$371	$811	$69

Non-cash investing and financing activities:
Issuance of shares in connection with business combination	$1,446	$		$1,120	$549	$—

Issuance of shares as debt placement fee	$—	$		$2,253	$—	$—

Issuance of shares upon tender of non-controlling interest in Velti North America, Inc.	124		—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Velti plc

Notes to Consolidated Financial Statements

1. Description of Business

Velti plc, or Velti, is a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile media, together with traditional media, such as television, print, radio and outdoor advertising, to reach targeted consumers, engage consumers through the mobile Internet and applications, convert consumers into their customers and continue to actively manage the relationship through the mobile channel.

Group Structure

Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. On April 20, 2006, Velti plc, a company formed in England and Wales under the Companies Act 1985, on September 2, 2005 acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales) became the holding company of the Velti group.

On May 3, 2006, Velti plc was first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares were issued at a placing price of £1.00 per share, for gross proceeds of £10.0 million. In October 2007, Velti plc issued 3,580,000 additional new ordinary shares at £2.10 per share in a secondary public offering, for gross proceeds of approximately £7.5 million. On December 18, 2009, Velti completed a scheme of arrangement under the laws of England and Wales whereby Velti plc, a company incorporated under the laws of Jersey, the Channel Islands and tax resident in the Republic of Ireland, became our ultimate parent company. The ordinary shares of our new Jersey-incorporated parent were admitted for trading on AIM on December 18, 2009.

2. Basis of Presentation

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the accounting principles applied by Velti previously in its financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union, for fiscal years prior to the year ended December 31, 2009.

Unaudited Interim Financial Information

The accompanying consolidated balance sheets as of September 30, 2010, the consolidated statements of operations and of cash flows for the nine months ended September 30, 2010 and 2009, and the consolidated statement of shareholders' equity for the nine months ended September 30, 2010 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to state fairly our financial position as of September 30, 2010 and results of operations and cash flows for the nine months ended September 30, 2010 and 2009. The financial data and other information disclosed in these notes to financial statements as of September 30, 2010 and for the nine months ended September 30, 2010 and 2009 are unaudited. The results for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any future year.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the results of Velti plc and all subsidiaries that we control. Intercompany accounts and transactions have been eliminated. Investments in companies in which we own 20% to 50% of the voting stock or have the ability to exercise significant influence over operating and financial policies of the investee are accounted for using the equity method of accounting and, as a result, our share of the earnings or losses of such equity affiliates is included in the statement of operations.

Non-controlling interest represents the portion of the equity ownership of our consolidated subsidiaries not attributable to Velti. The non-controlling interest is recorded in shareholders' equity on the balance sheets, separate from the shareholders' equity attributable to Velti. The amount of consolidated net income attributable to Velti and to the noncontrolling interest is presented on the consolidated statement of operations.

Use of Estimates and Judgment

The preparation of financial statements in accordance with US GAAP requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the assessment of recoverability of long-lived assets, bad debt reserve, and the reported amounts of revenue and expenses during the reporting period. Our consolidated financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ materially from those estimates.

Foreign Currency Translation

The local currency has been primarily used as the functional currency throughout our consolidated entities, and the results of each entity are translated into our reporting currency upon consolidation.

  Foreign Currency Transactions

Foreign currency transactions denominated in currencies other than the respective functional currency are translated into the functional currency using the exchange rates prevailing at the date of each transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are shown at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from remeasurement at year-end are recognized in the consolidated statements of operations.

  Translation of Financial Statements of Foreign Subsidiaries

Our reporting currency is the U.S. dollar. In preparing our consolidated financial statements, the financial statements of foreign subsidiaries whose functional currency is not U.S. dollars are translated into U.S. dollars as follows:

  •
  assets and liabilities for each balance sheet presented are translated at the year-end rate;

  •
  income and expenses for each income statement presented are translated at the average rate for the period; and

  •
  resulting exchange differences are recognized in "accumulated other comprehensive income" as a separate component of equity.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

As some of our assets, liabilities and transactions are denominated in euro, British pounds sterling, Russian rubles, Bulgarian lev, Ukrainian hyrvnia, Indian rupee, and Chinese yuan, the rate of exchange between the U.S. dollar and other foreign currencies, which is determined by supply and demand in the foreign exchange markets and affected by numerous other factors, continues to impact our financial results. Fluctuations in the exchange rates between the U.S. dollar and other functional currencies of our entities may affect our reported earnings or losses and the book value of our shareholders' equity as expressed in U.S. dollars, and consequently may affect the market price of our ordinary shares.

Operating Segments

Our business is conducted in a single operating segment. Our principal executive officer reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. Our principal executive officer manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy. While we obtain financial statements from all of our subsidiaries and joint ventures in order to prepare our consolidated financial statements, we do not review them either individually or in the aggregate when making operating decisions for our business. We manage our business on a consolidated basis with a review of revenue by major customer. We discuss revenue and capital expenditures on a worldwide basis in determining the need to expand our global presence. While we consolidate our subsidiaries, we do not allocate resources, other than financing, to any of them, nor do we allocate any portion of personnel costs, administrative costs, interest expense or taxes to them. We therefore have determined that our subsidiaries and joint venture operations do not constitute separate operating segments individually or in aggregate.

Revenue Recognition

We derive our revenue from three sources:

(1)
software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as "performance-based" services;

(2)
license and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

(3)
managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for our revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 — Revenue Recognition and ASC Topic 985-605 — Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectability of the fee is reasonably assured.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Software as a service revenue generated from our "usage-based" services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.

Software as a service revenue generated from our "performance-based" services is generally based on specified metrics, typically relating to the number of transactions performed or number of text messages generated during the campaign multiplied by the cost per transaction or response in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. For our variable performance-based fees, we recognize revenue when the transaction is completed, the specific quantitative goals are met, or the milestone is achieved. For the majority of our contracts, we act as the principal and contract directly with suppliers for purchase of media and other third party production costs, and are responsible for payment of such costs as the primary obligor. We recognize the revenue generated on fees charged for such third party costs using the gross method. We recognize revenue at the gross amount billed when revenue is earned for services rendered and record the associated fees we pay as third party costs in the period such costs are incurred.

License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual license, and fees charged for services to customize and implement the specific software solution, including fees to customize the platform for use with the different media used by the customer in a campaign. Revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition — Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.

Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative fair values, as determined by the price of the undelivered items when sold separately.

The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all of the criteria are met and when the fees under the contract are due and payable.

In the event that we have incurred costs associated with a specific revenue arrangement prior to the execution of the related contract, those costs are expensed as incurred.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but all revenue recognition criteria are met are accrued and reported as accrued contract receivables on the balance sheets and recognized as revenue in the period when the fees are earned.

We present revenue net of value-added tax, sales tax, excise tax and other similar assessments.

Our revenue arrangements do not contain general rights of return.

Property and Equipment

Property and equipment consists mainly of furniture and equipment, computers and telecommunications hardware, and are recorded at historical cost less depreciation and impairment losses. Property and equipment is depreciated on a straight-line basis over the expected useful life of the asset, generally over four to ten years.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with the carrying value of the respective asset, and are included in income from operations.

All maintenance and repairs are expensed as incurred.

Intangible Assets

Intangible assets that we acquire or develop are carried at historical cost less accumulated amortization and impairment loss, if any.

Acquired Intangible Assets.    Intangible assets acquired through business combinations are reported at allocated purchase cost less accumulated amortization and accumulated impairment loss, if any. Amortization is expensed on a straight-line basis over the estimated economic lives of the assets acquired. The estimated economic life of the acquired asset is initially determined at the date of acquisition and reviewed at each annual reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.

Currently, our acquired intangible assets consist of customer relationships and developed technology. Customer relationships are estimated to provide benefits over four to five years and developed technology acquired is estimated to provide benefits over four years.

Software Development Costs.    Software development costs consist primarily of internal salaries and consulting fees for developing software platforms for sale to or use by customers in mobile marketing and advertising campaigns. We capitalize costs related to the development of our software products, as all of our products are to be used as an integral part of a product or process to be sold or leased. Such software is primarily related to our Velti mGage platform, including underlying support systems.

We capitalize costs related to software developed for new products and significant enhancements of existing products once technological feasibility has been reached and all research and development for the components of the product have been completed. Such costs are amortized on a straight-line basis over the estimated useful life of the related product, not to exceed three years, commencing with the date the product becomes available for general release to our customers. The achievement of technological feasibility

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

and the estimate of a products' economic life require management's judgment. Any changes in key assumptions, market conditions or other circumstances could result in an impairment of the capitalized asset and a charge to our operating results.

Amortization expenses associated with our software development costs are recorded in costs and expenses within the accompanying consolidated statements of operations.

Computer Software.    Computer software costs generally represent costs incurred to purchase software programs and packages that are used to develop and ultimately deliver our platforms sold to customers. Generally, costs associated with maintaining computer software programs are expensed as incurred. Purchase costs that are directly associated with the development of identifiable software products that have reached technological feasibility at the date of purchase are capitalized. We capitalize the cost of software licenses that are complementary to or enhance the functionality of our existing technology platform and amortize such costs over the shorter of the contract term or the useful life of the license, but not to exceed five years.

Licenses.    We acquire know-how, intellectual property, and technical expertise generally through licensing arrangements with development partners. We capitalize the cost of the know-how and intellectual property licenses when the in-license expertise compliments and/or enhances our existing technology platform. Software licenses are amortized over the shorter of the contract term of the license agreement or the useful life of the license but not to exceed five years.

Impairment of Long-Lived Assets and Amortizable Intangible Assets

We evaluate long-lived assets such as property and equipment, and certain identifiable intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized.

Equity Method Investments and Joint Ventures

Our equity method investments includes all investments in entities over which we have significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Our equity method investments are accounted for using the equity method of accounting and are initially recognized at cost. Our share of the equity method investment's post acquisition profits or losses is recognized in the consolidated statement of operations. The cumulative post acquisition adjustments are recorded against the carrying amount of the investment. When our share of losses in an equity method investment equals or exceeds our interest in the equity method investment, including any other unsecured receivables, we will not recognize further losses unless we have incurred obligations or made payments on behalf of the equity method investment.

Unrealized gains on transactions between us and our equity method investment are eliminated to the extent of our interest in the equity method investment. Unrealized losses are also eliminated unless the transaction

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

provides evidence of an impairment of the asset transferred. Accounting policies of equity method investees have been changed where necessary to ensure consistency with the policies adopted by us.

The entire carrying amount of the investment is tested for impairment by comparing its recoverable amount with its carrying amount, whenever there is an indication that the investment may be impaired.

Goodwill

Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired.

Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill. Impairment is recognized in the statement of operations and is not subsequently reversed. Goodwill is allocated to reporting units for the purpose of impairment testing. We primarily use the market approach to establish the fair value of the reporting unit.

If our estimates of fair value or the related assumptions change in the future, we may be required to record impairment of goodwill. We perform a two-step test to assess our goodwill for impairment. The first step requires that we compare the estimated fair value of a reporting unit against the carrying value. If the estimated fair value of the reporting unit is less than the carrying value, then a more detailed assessment is performed comparing the fair value of the reporting unit to the fair value of the assets and liabilities plus the goodwill carrying value of the reporting unit. If the fair value of the reporting unit is less than the fair value of its assets and liabilities plus goodwill, then an impairment charge is recognized to reduce the carrying value of goodwill by the difference.

We operate in one reporting unit and the fair value of Velti approximates the fair value of the reporting unit where goodwill resides. Accordingly, we have determined that no goodwill impairment charge was necessary for the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007.

Operating Leases

Leases, where a significant portion of the risks and rewards of ownership are retained by the lessor, are classified as operating leases. Payments made under operating leases are charged to the statement of operations on a straight-line basis over the term of the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred. In the event that we receive lease incentives in connection with such operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and readily marketable securities with original maturities of 90 days or less.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

Our financial instruments consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. The fair value of our financial instruments reflects the amounts that would be received to sell an asset or settled to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value estimates presented in our consolidated financial statements reflect the information available to us or estimates we used as of September 30, 2010 and December 31, 2009 and 2008.

Applicable accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact business and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

The guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of three levels of input that is significant to the fair value measurement. As of September 30, 2010 and December 31, 2009, we did not have any financial instruments for which Level 1, Level 2 or Level 3 inputs were required to be disclosed.

Cash and cash equivalents are stated at cost, which approximates fair value. As of September 30, 2010 and December 31, 2009 and 2008, we do not have readily marketable securities that are classified as cash equivalents.

Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of September 30, 2010 and December 31, 2009 approximates its fair value.

Allowance for Doubtful Accounts

We evaluate the collectability of accounts receivable based on a combination of factors; an allowance for doubtful accounts is provided based on estimates developed using standard quantitative measures, which include historical write offs and current economic conditions. We also make a specific allowance if there is strong evidence indicating that the amounts due are unlikely to be collectible. As of September 30, 2010 and December 31, 2009 and 2008, the allowance for doubtful accounts was $135,000 (unaudited), $135,000 and $131,000, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent that balances exceed insured limits, and accounts receivable.

Our concentration of credit risk with respect to accounts receivable is limited as we have policies in place to ensure that sales are made to customers with a high credit standing, and we enter into factoring arrangements with local banks for a material portion of our accounts receivable.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Post Retirement Benefits and Pension Plans

Our obligations relating to defined benefit plans is calculated by estimating the amount of benefits that employees have earned in return of their service in the current and prior periods, based on the level of employee earnings in accordance with Greek labor law.

We have established a provision for staff retirement indemnities on an accrual basis. The cost of providing benefits is determined using the projected unit credit method, based on actuarial valuations performed at each balance sheet date. Our annual measurement date is December 31. A portion of actuarial gains and losses is recognized through the statement of operations if the net cumulative unrecognized actuarial gain or loss at the end of the prior period exceeds the greater of 10% of the present value of the defined benefit obligation (before deducting plan assets) at that date and 10% of the fair value of any plan assets. Prior service costs are recognized over the remaining service periods of active employees.

Share-Based Payments

We measure and recognize share-based compensation expense related to share-based transactions, including employee and director equity awards, in the financial statements based on fair value. We use the Black-Scholes valuation model to calculate the grant date fair value of share options and deferred share awards, using various assumptions. We recognize compensation expense over the service period of the award using the "graded vesting attribution method" which allocates expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in substance, multiple awards.

We account for equity instruments issued to non-employees as expense at their fair value over the related service period and periodically revalue the equity instruments as they vest, using a fair value approach. The value of equity instruments issued for consideration other than employee services is determined on the earlier of (i) the date on which there first exists a firm commitment for performance by the provider of goods or services, or (ii) on the date performance is complete, using the Black-Scholes valuation model.

Government Grant Income Recognition

Income from government grants is income from programs sponsored by the EU and administered by the Government of Greece, designed to aid our technology development efforts. We elect the net method of accounting and recognize grant income as an offset to costs and expenses in our consolidated statements of operations, in the period when the associated costs that are reimbursed by the grant are recognized. Income from government grants is recognized when there is reasonable assurance that the grant will be received and we are able to comply with all of the conditions imposed on the grant. Each grant provides income in the form of reimbursement of a portion of the costs incurred in the development of technology subject to the terms of the grant. Grants that reimburse costs related to depreciable assets, including our capitalized software development costs, are recognized as income in the periods, and in the proportions, in which amortization on these assets is charged. Grant income is allocated among costs and expenses according to the allocation of the amortization of the capitalized software costs reimbursed by the grant.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Third Party, Datacenter, and Direct Project Costs

We incur certain operating costs that directly relate to revenue. These costs are classified into two categories: third-party, and datacenter and direct project.

Third Party Costs.    Our third party costs are fees that we pay to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, as well as fees paid to third parties for creative development and other services in connection with the creation and execution of marketing and advertising campaigns. Third party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotional costs provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third party costs relate directly to software as a service (SaaS) revenue.

Datacenter and Direct Project Costs.    Datacenter and direct project costs consist primarily of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to a specific campaign as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts. These costs may relate to software as a service (SaaS) revenue and/or license and software revenue. Through September 30, 2010, the vast majority of these costs are related to SaaS revenue and the amount attributable to license and software revenue was immaterial and inseparable.

Depreciation and Amortization

Depreciation and amortization expenses consist primarily of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.

Much of our depreciation and amortization expense relates to the amortization of software developed for external use, largely being the development of our mGage technology platform. All of the revenue that we generate, including our SaaS revenue, software and license revenue, and managed services revenue, we generate by providing services or products based upon our technology developed for external use, and accordingly, depreciation and amortization expense relates directly to revenue. We are unable, however, to allocate the depreciation and amortization expense among the three revenue types, since we have a single technology platform from which all of our revenue is generated, and our software is not separately developed for our SaaS, software and license or managed services revenue. We do not segregate or track the development costs by revenue type and are unable to determine how much of the development effort is related to each revenue type in order to allocate depreciation and amortization by revenue.

Research and Development Expenses

We incur research and development expenses in the process of creating detailed program designs to be used for the development of our software platform, for other research activities, and for routine maintenance of our developed software. We expense the research and development costs as they are incurred.

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

Advertising Costs

All advertising costs are expensed as incurred. We market our products primarily through a direct sales force and advertising expenditures are not material.

Net Income (Loss) per Share

Basic net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding. Diluted net income (loss) per share is computed based on the weighted average number of ordinary shares outstanding adjusted, to the extent dilutive, by the number of additional shares that would have been outstanding had the potentially dilutive ordinary shares been issued and reduced by the number of shares we could have repurchased with the proceeds from the potentially dilutive shares. Potentially dilutive shares include our deferred share awards and share options granted under share-based payment plans.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). The only component of our other comprehensive income (loss) is the effect of foreign currency translation.

Income Taxes

We account for income taxes using an asset and liability approach to record deferred taxes. Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.K. or international tax laws and other factors.

We adopted accounting standards which prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Recent Accounting Standards

In October 2009, the FASB issued an accounting standard update on revenue recognition relating to multiple-deliverable revenue arrangements. The fair value requirements of existing accounting guidance are modified by allowing the use of the "best estimate of selling price" in addition to vendor-specific objective evidence (VSOE) and third-party evidence (TPE) for determining the selling price of a deliverable. A vendor is now required to use its best estimate of the selling price when VSOE or TPE of the selling price cannot be determined. In addition, the residual method of allocating arrangement consideration is no longer permitted. This update requires expanded qualitative and quantitative disclosures and is effective for fiscal years beginning on or after June 15, 2010. These updates may be applied either prospectively from the beginning of the fiscal year for new or materially modified arrangements or retrospectively. We are currently

Velti plc

Notes to Consolidated Financial Statements (Continued)

3. Summary of Significant Accounting Policies (Continued)

assessing the impact, if any, that the adoption of this update will have on its consolidated financial statements and disclosures.

In June 2009, the FASB issued revised guidance on the consolidation of variable interest entities. The revised guidance eliminates previous exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. The revised guidance also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying the other provisions. The revised guidance was effective for the fiscal year beginning January 1, 2010 and it had no material impact on our financial statements.

4. Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making group, in deciding how to allocate resources and in assessing performance. Velti's CODM is our chief executive officer. During the nine months ended September 30, 2010 and the years ended December 31, 2009, 2008 and 2007, we operated in one operating segment.

We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographical area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
	(in thousands)
Revenue:
Europe:
United Kingdom	$18,958	$1,862	$14,655	$7,370	$3,682
Russia	9,044	4,393	8,621	20,566	—
Greece	7,273	4,373	8,384	4,514	3,090
All other European countries	13,446	7,036	36,441	22,787	9,067

Total Europe	$48,721	$17,664	$68,101	$55,237	$15,839

Americas	1,483	2,130	4,049	1,586	555
Asia/Africa	8,578	4,372	17,815	5,209	—

Total revenue	$58,782	$24,166	$89,965	$62,032	$16,394

Velti plc

Notes to Consolidated Financial Statements (Continued)

4. Segment and Geographic Information (Continued)

Two customers accounted for 30% of our total revenue in aggregate for the nine months ended September 30, 2010 and each of these customers accounted for more than 10% of our total revenue in the same period. One of our customers accounted for 11% of our total revenue for the nine months ended September 30, 2009. One customer accounted for 15% of our total revenue for the year ended December 31, 2009. Two customers accounted for 29% of our total revenue in aggregate for the year ended December 31, 2008 with one of such customers accounting for more than 10% of our revenue. For the year ended December 31, 2007, no customer accounted for more than 10% of our total revenue.

The vast majority of our long-lived assets are located in Greece. Long-lived assets consist of property and equipment, net of related depreciation.

5. Contract Revenue and Grant Income

A significant portion of our revenue is accrued as of each reporting date. As of September 30, 2010 and December 31, 2009 and 2008, we had earned but uninvoiced contract revenue of $21.0 million (unaudited), $15.3 million and $8.6 million, respectively, from rendering services relating to projects that are completed or delivered but for which the Company has not yet invoiced the customer. This accrued contract revenue is included as "accrued contract receivables" on the balance sheets. We recognize uninvoiced contract revenue when all revenue recognition criteria are met. However, accrued contract receivables are not included in trade receivables until the customer is invoiced.

In 2006, we received a grant of approximately $4.5 million from the EU administered by the Ministry of Development of Greece for the development and roll-out of mobile value-added services and various e-commerce related services, of which $337,000 (unaudited), $520,000 (unaudited), $733,000, $942,000 and $977,000 was earned and recorded as an offset to cost and expenses in the nine months periods ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008, and 2007, respectively, allocated among direct project costs and depreciation and amortization expenses according to the allocation made of the capitalized software costs reimbursed by the grant. In 2007, we received a grant of approximately $8.5 million from the EU administered by the Ministry of Finance for Greece for the development and roll-out of broadband value added services, of which $1.1 million (unaudited), $897,000 (unaudited), $1.3 million, $479,000 and $41,000 was earned and recorded as an offset to costs and expenses for the nine months periods ended September 30, 2010 and 2009 and the years ended December 31, 2009, 2008 and 2007, respectively. In 2009, we applied for a grant from the Ministry of Development and received official acceptance of eligibility for a grant under the program. Under this grant, we are eligible to receive funds ranging from $6.0 million to $12.0 million over four years. Accordingly, we recognized $1.0 million (unaudited) and $1.3 million of earned income under this grant and recorded it as an offset to costs and expenses for the nine months ended September 30, 2010 and the year ended December 31, 2009, respectively.

Velti plc

Notes to Consolidated Financial Statements (Continued)

6. Property and Equipment

Our property and equipment consisted of the following (in thousands):

	September 30,	December 31,
	2010	2009	2008
	(unaudited)
Property and equipment
Buildings and fixtures	$812	$792	$736
Computer and telecommunication hardware	3,755	3,230	2,615
Office equipment	2,270	2,183	1,964

Total cost	6,837	6,205	5,315
Less: accumulated depreciation	(3,644)	(2,863)	(1,925)

Property and equipment, net	$3,193	$3,342	$3,390

Depreciation expense for the nine months ended September 30, 2010 and 2009 was $916,000 and $704,000, respectively (unaudited). Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $938,000, $838,000 and $474,000, respectively.

7. Business Combinations

Mobclix, Inc. Acquisition — Unaudited

On September 30, 2010, we acquired Mobclix, Inc. and paid at closing approximately $1.1 million in cash and issued 150,220 ordinary shares, to former Mobclix stockholders and creditors, with an estimated fair value of $1.4 million. The estimated fair value per share of £6.12 ($9.62) was based on the closing price of our ordinary shares on AIM on the date of acquisition, September 30, 2010. We have agreed to pay an additional $8.5 million no later than March 1, 2011, an additional $0.7 million in employee bonuses, and on March 1, 2012, an amount contingent upon the financial performance of Mobclix between October 2010 and December 31, 2011. The contingent payment is based upon Mobclix's gross profit and EBITDA during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011. The contingent payment is payable in either cash or shares at our discretion. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $297,000 and were expensed as incurred.

Velti plc

Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

The fair value of total consideration is estimated to be approximately $19.5 million and is allocated in the following manner (preliminary):

Fair Value
(in thousands)
(unaudited)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$206
Accounts receivable and other current assets	3,186
Property and equipment	58
Trade and other liabilities	(5,070)

Net (liabilities assumed)	(1,620)
Intangible assets acquired — customer relationships	4,677
Intangible assets acquired — trademark & trade name	637
Intangible assets acquired — developed technology	4,014
Goodwill	15,086
Less: Deferred tax liability	(3,336)

Estimated value of assets, net of deferred tax liabilities	$19,458

Purchase price:
Cash	$1,068
Issuance of common stock	1,446
Deferred considerations	9,224
Fair value of contingent considerations	7,720

Total consideration	$19,458

  Amortizable Acquired Assets

Customer relationships.    Intangible assets of approximately $4.7 million represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of five years.

Trademark and trade name.    Included within intangible assets is $637,000 of trademark and trade name. We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 1.25 years.

Developed technology.    Included within intangible assets is $4.0 million of developed technology acquired. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated life of 5 years.

Velti plc

Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Mobclix, including customer relationships, trademark and trade names, and developed technology, is estimated to be 4.74 years.

  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace. This factor contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

  Deferred Consideration

Deferred consideration represents the additional $8.5 million that we have agreed to pay to the former Mobclix stockholders in cash or ordinary shares no later than March 1, 2011, together with an additional $0.7 million payable for employee bonuses.

  Contingent Consideration

We have agreed to pay, on March 1, 2012, an amount contingent upon the financial performance of Mobclix between October 2010 and December 31, 2011. The contingent payment is based upon Mobclix achieving certain gross profit and EBITDA targets during the period, and is set at a minimum of $2.0 million and a maximum additional payment of $43.0 million, after deducting the upfront payments, and the payments to be made during 2011. The Company has recorded the acquisition-date estimated fair value of the contingent payment of $7.7 million as a component of the consideration transferred in exchange for the equity interests of Mobclix. The acquisition-date fair value was measured based on the probability-adjusted present value of the consideration expected to be transferred, discounted at 27.5%, the weighted average cost of capital for the Mobclix transaction. The fair value of the contingent payment will be remeasured at each reporting date and the change will be reflected in the Company's consolidated statement of operations.

Media Cannon Acquisition — Unaudited

In June 2010, we completed the acquisition of Media Cannon, Inc. ("Media Cannon"), a leading global provider of mobile marketing and advertising technology based in San Francisco, California. This acquisition provides us with an expanded customer base and proprietary solutions that enable an even richer mobile advertising and mobile Internet user experience, as well as a series of mobile marketing "post click" interactions. After the acquisition, Media Cannon became a wholly-owned subsidiary of Velti. The transaction was accounted for using the purchase method of accounting.

In connection with the acquisition, we paid $350,000 in cash and issued a promissory note for $681,000 (unaudited). Transaction costs were immaterial and expensed as incurred.

Since the acquisition date, Media Cannon has generated revenue of $243,000 and net income of $128,000 from the date of acquisition through September 30, 2010 (unaudited).

Velti plc

Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

The fair value of total consideration of approximately $1.0 million was allocated in the following manner:

Fair Value
(in thousands)
(unaudited)
Net assets acquired (liabilities assumed):
Accounts receivable	$118
Cash and cash equivalents	6
Property and equipment	6
Other assets	21
Trade and other payables	(409)

Net (liabilities assumed)	(258)
Intangible assets acquired — customer relationships	369
Goodwill	920

Estimated value of assets	$1,031

Purchase price:
Cash	$350
Promissory notes	681

Total consideration	$1,031

Customer relationships.    Intangible assets of $369,000 represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of five years. The weighted average amortization period for the total amortizable intangible assets acquired in connection with our acquisition of Media Cannon is five years.

Goodwill.    Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace. This factor contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

Ad Infuse Acquisition

On May 8, 2009, we completed the acquisition of Ad Infuse, Inc. ("Ad Infuse"), a leader in personalized mobile advertising based in San Francisco, California. This acquisition brought us significant customer contracts in the U.S., as well as experienced management, marketing, engineering and other personnel, increasing our presence in the U.S. After the acquisition, Ad Infuse became a wholly-owned subsidiary of Velti.

In connection with the acquisition, we paid approximately $1.0 million in cash, assumed $0.7 million of debt, and issued secured notes of approximately $1.85 million for the remaining purchase price. In connection with the acquisition, we agreed, if the performance of Velti meets certain criteria as of July 1, 2010, to pay an additional $500,000 either in cash or shares as additional contingent consideration, with a

Velti plc

Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

fair value of approximately $41,000 as of the date of acquisition. Transaction costs that were expensed were immaterial.

Contingent consideration is recorded at the acquisition-date estimated fair value of the contingent milestone payment for all acquisitions subsequent to December 31, 2008. The fair value of the contingent milestone consideration is remeasured at the estimated fair value at each reporting period with the change in fair value included in our consolidated statements of operations. As of September 30, 2010, the contingent milestone had been met, resulting in a $500,000 payment to the former Ad Infuse stockholders, and accordingly we have recorded an additional amount of the contingent consideration of $459,000, as a result of the change in fair value subsequent to the acquisition date, as a charge to earnings in our consolidated financial statements.

Since the aquisition date, Ad Infuse has generated revenue of approximately $900,000 and a net loss of $2.8 million through December 31, 2009.

The fair value of total consideration of approximately $3.6 million was allocated in the following manner:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Property and equipment	$290
Trade and other receivables	470
Cash and cash equivalents	70
Trade and other payables	(1,330)

Net (liabilities assumed)	(500)
Intangible assets	3,870
Goodwill	210

Value of assets acquired	$3,580

Purchase price:
Cash and assumption of debt	$1,689
Promissory notes	1,850
Contingent considerations	41

Total consideration	$3,580

  Amortizable Acquired Assets

Purchased Technology.    Included within intangible assets is $3.1 million of developed technology acquired. This represents our Velti mGage platform that enables us to provide various types of mobile services. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over their estimated useful lives of four years.

Customer Relationships.    Intangible assets of approximately $750,000 represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of

Velti plc

Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of approximately four years.

The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Ad Infuse is four years.

  Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition was expected to significantly enhance our presence in the U.S. marketplace. This factor contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

M-Telecom Acquisition

In April 2007, we acquired 100% of the issued share capital of M-Telecom Limited for a maximum consideration of $3.4 million. The transaction was accounted for using the purchase method of accounting. In addition to the assumption of net liabilities of $44,000 after deducting the fair value of net intangible assets acquired, approximately $574,000 of our purchase price was allocated to customer lists acquired in the acquisition that is amortized over a four year period. The balance of our purchase price of approximately $173,000 was allocated to goodwill. The goodwill arising from the acquisition of M-Telecom Limited was attributable to the distribution channel in new markets in Bulgaria, as well as operating synergies and the assembled workforce in Bulgaria. The allocation of the purchase price to the acquired assets and liabilities was based on their estimated fair values on the acquisition date. The purchase price allocation at the acquisition date was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$18
Trade and other receivables	150
Property and equipment	16
Trade and other payables	(123)
Borrowings	(105)

Net assets acquired (liabilities assumed)	(44)
Intangible assets	574
Goodwill	173

Value of assets acquired	$703

Purchase price:
Cash	$649
Directly attributable costs	54

Total consideration	$703

Velti plc

Notes to Consolidated Financial Statements (Continued)

7. Business Combinations (Continued)

In addition to the consideration above, an additional amount of up to $2.6 million was payable upon satisfaction of certain revenue and profit objectives. In May 2008, we satisfied part of the deferred consideration by paying $436,000 in cash and by issuing 195,658 ordinary shares with a total market value of approximately $549,000. Final settlement for the remaining deferred consideration was made in June 2009 by the issuance of 496,625 ordinary shares with a market value of approximately $1.1 million on date of issuance. Both of these payments of cash and issuances of ordinary shares resulted in an increase to goodwill of $2.1 million as a result of satisfying the contingent consideration as stipulated in the purchase agreement. None of the goodwill is expected to be deductible for income tax purposes.

Unaudited Supplemental Pro Forma Financial Information

Unaudited supplemental pro forma financial information, prepared as though the acquisitions had been completed at the beginning of the fiscal year in which they were completed and the beginning of the immediately preceding fiscal year, is as follows:

	Year Ended December 31,
	2009(1)	2008(2)	2007(3)
	(unaudited) (in thousands)
Revenue	$90,451	$63,339	$16,648
Net income (loss)	4,290	(15,019)	(4,421)
Net income (loss) attributable to Velti shareholders	4,481	(14,896)	(4,197)
Net income (loss) per share attributable to Velti:
Basic	$0.13	$(0.44)	$(0.14)

Diluted	$0.12	$(0.44)	$(0.14)

(1)
assumes the acquisition of Ad Infuse on January 1, 2009.

(2)
assumes the acquisition of Ad Infuse on January 1, 2008.

(3)
assumes the acquisition of M-Telecom Limited on January 1, 2007.

Velti plc

Notes to Consolidated Financial Statements (Continued)

8. Intangible Assets

Information regarding our definite-lived intangible assets is a follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
September 30, 2010
Software development (unaudited)	3.0	$39,758	$12,677	$27,081
Computer software (unaudited)	5.0	17,124	12,151	4,973
Licenses (unaudited)	5.0	7,107	3,728	3,379
Trademark and trade name (unaudited)	1.3	637	—	637
Customer relationships (unaudited)	4.8	6,380	684	5,696
Developed technology (unaudited)	4.6	7,159	1,073	6,086

Intangible Assets (unaudited)	3.9	$78,165	$30,313	$47,852

December 31, 2009
Software development	3.0	$30,691	$10,928	$19,763
Computer software	5.0	13,842	5,907	7,935
Licenses	5.0	6,551	3,656	2,895
Customer relationships	4.4	1,412	439	973
Developed technology	4.0	3,327	481	2,846

Intangible assets	3.8	$55,823	$21,411	$34,412

December 31, 2008
Software development	3.0	$18,293	$5,221	$13,072
Computer software	5.0	8,521	3,299	5,222
Licenses	5.0	5,157	2,110	3,047
Customer relationships	5.0	592	197	395

Intangible assets	3.9	$32,563	$10,827	$21,736

Amortization expense for the nine months ended September 30, 2010 and 2009 was $7.2 million and $6.7 million respectively (unaudited). Amortization expense for the years ended December 31, 2009, 2008 and 2007 was $10.6 million, $4.2 million and $4.0 million, respectively.

Velti plc

Notes to Consolidated Financial Statements (Continued)

8. Intangible Assets (Continued)

The annual estimated amortization expense for the above intangible assets as of December 31, 2009 is as follows:

Amount
(in thousands)
2010	$11,776
2011	10,236
2012	6,437
2013	4,032
2014	1,728
2015 and beyond	203

Total	$34,412

9. Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise or assets over the fair value of the identifiable net assets acquired. We test goodwill for impairment at least annually and generally during the fourth quarter, and whenever events or changes in circumstances arise during the year that indicate the carrying amount of goodwill may not be recoverable.

We operate in one reporting unit and the fair value of Velti approximates the fair value of the reporting unit where goodwill resides. Accordingly, we have determined that no goodwill impairment charges were necessary for the nine months ended September 30, 2010, and for the years ended December 31, 2009, 2008 and 2007.

The following table provides a summary of additions and disposals of goodwill for each reporting period:

Goodwill	Carrying Value
(in thousands)
Balance as of January 1, 2008	$1,210
Addition as a result of payment of contingent consideration — Velti North America Inc.	420
Addition as a result of payment of contingent consideration — M-Telecom Ltd.	985
Foreign exchange differences	(183)

Balance as of December 31, 2008	2,432
Addition as a result of payment of contingent consideration — M-Telecom Ltd.	1,121
Acquisition of Ad Infuse Inc.	210
Foreign exchange differences	111

Balance as of December 31, 2009	3,874
Acquisition of Mobclix (unaudited)	15,086
Acquisition of Media Cannon, Inc. (unaudited)	920
Foreign Exchange differences (unaudited)	(107)

Balance as of September 30, 2010 (unaudited)	$19,773

Velti plc

Notes to Consolidated Financial Statements (Continued)

9. Goodwill (Continued)

As of September 30, 2010, goodwill of $15.1 million (unaudited) was attributable to the acquisition of Mobclix in September 2010, $920,000 (unaudited) was attributable to the acquisition of Media Cannon, Inc. in June 2010, $210,000 was attributable to the acquisition of Ad Infuse in May 2009, $2.1 million was attributable to the acquisition of M-Telecom Limited in April 2007, $420,000 was attributable to the acquisition of Velti North America Inc. in 2006, and the remaining balance of $1.2 million was attributable to the acquisition of subsidiaries prior to 2008.

10. Equity Method Investments

Ansible Mobile LLC — Joint Venture

In July 2007, we established a joint venture called Ansible Mobile LLC, or Ansible, with The Interpublic Group of Companies, Inc., or IPG, a publicly-traded multi-national advertising firm, whereby we owned one-half of the equity interest in Ansible. We reached an agreement with IPG to terminate Ansible effective as of July 2010. As a result, we have entered into new agreements with certain of IPG's individual operating agencies and continue to pursue discussions regarding direct relationships with other IPG operating agencies.

CASEE — China — Equity Investment

In April 2008, we purchased shares of Series A Preferred Stock as well as a note convertible into, and warrants to purchase, shares of Series A Preferred Stock of the parent company of a Chinese mobile marketing firm called Cellphone Ads Serving E-Exchange, or CASEE. To date, we have converted the note, and own 33% of the outstanding equity of the parent company. We have the option to increase our interest in the parent company to 50% on a fully-diluted basis following the exercise of the warrants. One of China's largest mobile advertising exchanges, CASEE creates an online marketplace for content publishers by serving highly targeted and personalized advertisements via the mobile internet to consumers across China for major multi-national companies. Our investment in CASEE does not restrict us from conducting business in China separate from CASEE, and there is no other relationship between us or any rights to our technology provided by us to CASEE.

HTMobile — Joint Venture

In 2009, we formed HT Mobile Solutions with HT Media, India's second largest media group and owner of the Hindustan Times newspaper. We own a 35% interest in the joint venture. HT Mobile Solutions services large network operators, brands and advertising agencies, as well as smaller regional companies, in India. Our agreement with HT Mobile Solutions includes certain restrictions on our ability to enter into competitive business in India until 2011.

Velti plc

Notes to Consolidated Financial Statements (Continued)

10. Equity Method Investments (Continued)

Equity Method Investments	Carrying Value
(in thousands)
Balance as of January 1, 2007	$591
Additional equity method investments	1,297
Share of loss from equity method investments	(636)
Foreign exchange differences	(147)

Balance as of December 31, 2007	1,105
Initial investment in CASEE	2,945
Additional equity method investments	1,721
Share of loss from equity method investments	(2,183)
Foreign exchange differences	52

Balance as of December 31, 2008	3,640
Additional equity method investments	1,462
Share of loss from equity method investments	(1,943)
Foreign exchange differences	95

Balance as of December 31, 2009	3,254
Disposition of interest in equity method investments (unaudited)	(92)
Additional equity method investments (unaudited)	262
Share of loss from equity method investments (unaudited)	(987)
Foreign Exchange differences (unaudited)	(70)

Balance as of September 30, 2010 (unaudited)	$2,367

The operating results, assets and liabilities of our equity method investments that are accounted for using the equity method are as follows:

	Nine months ended September 30. 2010
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held (%)
	(unaudited) (in thousands)
Amplus S.A	$1,831	$163	$1,469	$—	$3,779	$2,040	$(265)	21.70%
Evorad S.A	184	282	498	—	36	58	(275)	49
N-Squared S.A	257	44	110	—	30	29	(92)	50
Tagem S.A	408	679	2,120	—	—	236	(1,372)	50
Digital Rum S.A	875	1,889	3,286	—	1,837	445	(1,069)	50
Ansible Mobile LLC	525	55	5,724	2	1,983	1,354	(2,137)	50
CASEE	2,491	93	2,197	—	1,423	950	(1,087)	33
HTMobile	388	—	392	—	476	154	(1,546)	35

Velti plc

Notes to Consolidated Financial Statements (Continued)

10. Equity Method Investments (Continued)

	Year Ended December 31, 2009
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held (%)
	(in thousands)
Amplus S.A.	$2,317	$86	$1,646	$—	$5,471	$3,998	$(44)	41.70%
Evorad S.A.	601	39	382	—	553	213	23	49
N-Squared S.A.	585	40	341	—	224	53	12	50
Tagem S.A.	751	520	882	—	631	135	(18)	50
Digital Rum S.A.	623	1,923	2,191	—	244	153	(273)	50
Ansible Mobile LLC	164	72	3,133	9	3,459	1,261	(2,835)	50
CASEE	2,794	31	1,712	—	1,411	815	(1,117)	33

	Year Ended December 31, 2008
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held (%)
	(in thousands)
Amplus S.A.	$1,840	$175	$1,350	$—	$4,945	$3,561	$86	41.70%
Evorad S.A.	607	74	486	—	773	290	(62)	49
N-Squared S.A.	283	95	230	—	206	187	(121)	50
Tagem S.A.	81	689	415	—	—	—	4	50
Digital Rum S.A.	312	262	6	—	225	106	31	50
Ansible Mobile LLC	984	23	1,742	21	2,640	871	(3,940)	50
CASEE	2,814	40	774	—	417	199	(878)	19

Velti plc

Notes to Consolidated Financial Statements (Continued)

10. Equity Method Investments (Continued)

	Year Ended December 31, 2007
	Current Assets	Non-current Assets	Current Liabilities	Non-current Liabilities	Revenue	Cost of Revenue	Profit/(Loss)	Interest Held (%)
	(in thousands)
Amplus S.A.	$711	$212	$435	$—	$1,833	$1,811	$(83)	50%
Evorad S.A.	277	4	23	—	8	1	(176)	33
N-Squared S.A.	298	187	22	—	88	—	(200)	45
Tagem S.A.	406	29	14	—	—	—	(90)	50
Digital Rum S.A.	473	139	123	—	—	—	(21)	50
Ansible Mobile LLC	842	—	567	21	310	164	(822)	50

All equity method investments operate in the same sector as our primary business.

11. Short-term financings and long-term debt

Our long-term debt outstanding as of September 30, 2010, December 31, 2009 and 2008 is classified as follows:

		December 31,
	September 30, 2010
		2009	2008
	(unaudited)
	(in thousands)
Long-term debt, net of current portion	$14,273	$19,344	$3,550

Current portion of long-term debt	32,708	1,075	1,044
Short-term financings	20,119	20,125	12,826

Short-term debt	52,827	21,200	13,870

Total debt	67,100	40,544	17,420
Less: Carrying value of debt placement fee(1)	(996)	(1,683)	—

Total debt, net of debt placement fee	$66,104	$38,861	$17,420

(1)
Represents the carrying value of the 875,000 new shares issued to various parties in lieu of an arrangement fee in connection with our term loans and revolving facility with Thor Luxembourg S.à.r.l. described below under "Related Party Debt."

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Details of our long-term debt and short-term financings by facility as of September 30, 2010 are as follows (unaudited):

Short-term financings:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Working capital	$3,740	$3,740	8.5% per annum	Secured by assets of Velti SA
Thor Luxembourg	Term facility/due April 30, 2011	5,000	5,000	10% per annum	Various guarantees and securities; quantitative covenant
Unicredit Hypo-und Vereinsbank AG	Short-term loan	5,440	3,808	3 month Euribor + 3.5%	Partially collaterized by accounts receivable
HSBC Bank plc	Working capital	1,088	—	1 week Euribor + 2.75%	Partially collaterized by accounts receivable
Alpha Bank	Working capital	2,720	2,588	3 month Euribor + 3.8%	Partially collaterized by accounts receivable
EFG — Eurobank Ergasias	Working capital	1,496	686	8.50%	Partially collaterized by accounts receivable
Emporiki Bank	Working capital	1,360	907	3 month Euribor + 4%	Partially collaterized by accounts receivable
National Bank of Greece	Working capital	680	163	6 month Euribor + 3%	Partially collaterized by accounts receivable
National Bank of Greece	Working capital	68	68	6 month Euribor + 4%	None
Bank of Cyprus	Working capital	816	833	8.35%	Partially collaterized by accounts receivable
Piraeus Bank of Cyprus	Working capital	75	—	2.5%	Partially collaterized by accounts receivable
Piraeus Bank	Working capital	95	98	7.9%	Partially collaterized by accounts receivable
Hellenic Bank	Working capital	476	156	6 month Euribor + 3%	Partially collaterized by accounts receivable
ATE Bank	Working capital	3,808	3,606	3 month Euribor + 3.5%	Partially collaterized by accounts receivable
HBDIC	Working capital	20	31	6.00%	None
Bulbank	Working capital	139	139	11.75%	Partially collaterized by accounts receivable
Probank	Working capital due April 30, 2011	748	258	3 month Euribor + 5%	Partially collaterized by accounts receivable and corporate gurantee
Proton Bank	Working capital	4,352	4,112	3 month Euribor + 5.5%	Secured by assets of Velti plc
Thor Luxembourg	Term facility/due April 30, 2011	10,000	10,000	0% to June 30, 2010; 2.5% per month thereafter up to 15% maximum per annum	Various guarantees and securities; quantitative covenant
Individual lenders	Short-term loan	4,416	4,416	3 month Euribor + 1% to 20%	None

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Long-term debt:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Term facility/27 month term due September 30, 2011	$10,000	$10,000	15% per annum	Various guarantees and securities: quantitative covenant
HSBC Bank plc	Bond loan/Due in full by February 28, 2011	2,040	2,040	3 month Euribor + 3%	Unsecured: debt to EBITDA <=1.00
EFG — Eurobank Ergasias	Bond loan/Due April 1, 2013	408	408	6 month Euribor + 2%	Personal guarantee
Black Sea Trade and Development Bank	Term facility due September 2015 and October 2015	20,402	13,601	3 month Euribor + 6%	Secured by assets of Velti SA
Western Technology Investment	Term loan due July 1, 2012 and October 1, 2012	442	442	14.5%	Secured by all assets, including intellectual property of Mobclix, Inc.

Total debt:		$79,829	$67,100

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Details of our long-term debt and short-term financings by facility as of December 31, 2009 are as follows:

Short-term financings:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Working capital/due June 2011	3,941	3,941	8.5% per annum	Secured by assets of Velti SA
Bayerische Hypo-und Vereinsbank AG	Short-term loan/ due within 1 year	7,166	6,736	1 month Euribor + 2.25%	None
HSBC Bank plc	Working capital and AR factoring	1,147	1,147	1 month Euribor + 2.75%	Accounts receivable
Alpha Bank	Working capital	1,433	698	3 month Euribor + 2.8%	Partially collaterized by accounts receivable
EFG — Eurobank Ergasias	Working capital	1,577	284	6.50%	Partially collaterized by accounts receivable
Emporiki Bank	Working capital	1,433	725	3 month Euribor + 3%	Partially collaterized by accounts receivable
National Bank of Greece	Working capital	1,003	441	6 month Euribor + 3%	Partially collaterized by accounts receivable
Bank of Cyprus	Working capital and letter of guarantee	859	512	6.00%	Partially collaterized by accounts receivable
Piraeus Bank	Working capital	945	275	3 month Euribor + 2.25%	Accounts receivable
Piraeus Bank	Working capital	502	80	6 month Euribor + 2.5%	Accounts receivable
Hellenic Bank	Working capital	502	58	6 month Euribor + 3%	Accounts receivable
ATE Bank	Working capital	2,875	2,875	3 month Euribor + 3.5%	Customer contracts
ATE Factoring	AR factoring	502	132	1 month Euribor + 4%	Accounts receivable
HBDIC	Term loan/Due March 2010	57	57	6.00%	None
Bulbank	Working capital	147	136	11.75%	Accounts receivable
Proton Bank	Working capital	3,870	3,870	3 month Euribor + 3%	Secured by assets of Velti plc

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

Long-term debt:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
Thor Luxembourg	Term facility/27 month term due September 2011	$9,978	$9,949	15% per annum	Various guarantees and securities; quantitative covenant
Thor Luxembourg	Term facility/due April 30, 2011	9,978	4,974	0% to June 30, 2010; 2.5% per month thereafter up to a maximum of 15% per annum	Various guarantees and securities; quantitative covenant
HSBC Bank plc	Bond loan/Due in full by September 2011	4,300	3,224	6 month Euribor + 3%	Unsecured; debt to EBITDA <=1.00
EFG — Eurobank Ergasias	Bond loan/Due April 2013	430	430	6 month Euribor + 2%	Personal guarantee

Total debt:		$52,645	$40,544

Future principal repayments under all debt arrangements as of December 31, 2009 are as follows:

Amount
(in thousands)
2010	$21,200
2011	16,039
2012	2,875
2013	430

Total	$40,544

Related Party Debt

On June 26, 2009, we entered into a facilities agreement (Facilities Agreement), as amended, with Thor Luxembourg S.à.r.L., or Thor, pursuant to which Thor advanced certain loans under three facilities. Included among the participants advancing funds pursuant to the Thor Facilities Agreement is Nicholas Negroponte, one of the members of our board of directors, in the amount of $500,000. The first facility, the "First Term Facility," is a 27 month $10.0 million term facility denominated in U.S. dollars, which was fully drawn down on June 30, 2009. This facility bears interest at 15% per annum. The second facility, the "Second Term Facility," is a 12 month term facility denominated in U.S. dollars, of an amount of $5.0 million (or such other amount agreed with Thor up to a maximum of $10.0 million). An initial $5.0 million was drawn down on the Second Term Facility in December 2009, with a further $5.0 million subsequently drawn on the Second Term Facility in January 2010. Until June 30, 2010, borrowings on the Second Term Facility did not accrue interest; on and after July 1, 2010, borrowings on the Second Term Facility accrue interest at the rate of 2.5% per month up to a maximum of 15% per annum. In April 2010, we revised the Second Term Facility to increase the maximum borrowings to $15.0 million and drew down an additional

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

$5.0 million for a total outstanding loan balance of $15.0 million (unaudited), with the full amount due on the earlier of our public offering and April 30, 2011. The third facility is a 21 month revolving facility made available to Velti S.A. denominated in Euro in a maximum amount of €2.75 million (approximately $3.9 million as of September 30, 2010). The third facility, which bears interest at 8.5% per annum, was fully drawn down as of December 31, 2009.

Debt Covenants

In the six months ended June 30, 2010, we entered into an additional agreement with Thor Luxembourg S.a.r.L. as an aggregate $5.0 million extension to the Second Term Facility, and borrowed approximately $5.0 million under this facility in three months ended June 2010. The aggregate amount due under this extension is due to be repaid on the earlier of our public offering and April 30, 2011.

On September 30, 2010, we were not in compliance with a financial measurement covenant under our Facilities Agreement, as amended, with Thor Luxembourg S.à.r.L, or Thor. Thor, however, waived this covenant requirement through July 1, 2011.

We issued 875,000 new shares to various parties directed by Thor in lieu of an arrangement fee. The price per share was set at £1.605, the price of our ordinary shares on AIM at the date of the loan agreements. We recorded the value of the shares as debt discount and are amortizing the debt discount over the 27 month term of the loan as interest expense. We have also agreed to pay Thor a one-time interest payment equal to 10% of each of the First Term Facility and Second Term Facility if, prior to January 15, 2012, we either have an equity or debt offering that results in gross proceeds to us of $25 million or more, or we undergo a change-in-control other than related to the listing of our ordinary shares for trading on a public stock exchange. Velti plc and various of its subsidiaries (excluding Velti S.A.) have provided guarantees and security over certain of their assets in favor of Thor. Velti S.A. has only provided security in respect of its obligations under the Facilities Agreement.

New Debt Financing

On August 31, 2010, we entered into a term loan facility with Black Sea Trade and Development Bank in the principal amount of €15.0 million (approximately $21.5 million) at an interest rate of 3 months Euribor + 6% per annum. The Black Sea facility is a senior five year term loan provided to Velti S.A., guaranteed by Velti plc and Velti Limited, and secured by a pledge on the shares of Velti S.A. and Velti Limited, and over a deposit account in which 15% of the outstanding loan balance must be maintained at all times. The loan is prepayable at our option on 30 days' prior notice, upon payment of a fee during the first two years of 2% of the principal amount being repaid, decreasing thereafter. We must maintain a net debt to operating EBITDA ratio on an annual basis of not more than 3.00 to 1; an EBIT to Net Interest Expense ratio on an annual and semi-annual basis of not less than 1.60 to 1, and a ratio of total liabilities to shareholders' equity on an annual and semi-annual basis of not more than 2.00 to 1.

Secured Borrowings and Collateralized Receivables

We have transferred certain trade receivables to financial institutions that are accounted for as secured borrowings. The transferred receivables serve as collateral under the receivable sales facilities. The carrying value of the collateralized receivables approximates the carrying value of the equivalent secured borrowings.

Velti plc

Notes to Consolidated Financial Statements (Continued)

11. Short-term financings and long-term debt (Continued)

As of September 30, 2010 we had pledged $9.1 million of our accounts receivable as security against long and short-term loans, issued a group guarantee for the long and short-term loan of $26.4 million, and secured letters of guarantees for various campaigns of $1.1 million (unaudited). As of December 31, 2009, we had pledged $7.6 million of our accounts receivable as security against long and short-term loans and issued a group guarantee for the long and short-term loan of $16.1 million. As of December 31, 2008, we had pledged $2.9 million of our accounts receivable as security against short-term loans and issued a group guarantee for the short-term loan of $7.0 million. The collateralized receivables are presented at their net present value. The interest rate implicit in the collateralized receivables was 6.0% as of September 30, 2010 (unaudited) and 8.0% as of December 31, 2009 and 2008. Proceeds from and payments on the secured borrowings are presented as components of cash flows from financing activities in the consolidated statements of cash flows. Reductions of secured borrowings are recognized as financing cash flows upon payment to the financial institution and operating cash flows from collateralized receivables are recognized upon customer payment of amounts due.

The average effective interest rates to finance our borrowing facilities as of September 30, 2010 ranged from 6.1% to 20% (unaudited). The average effective interest rates to finance our borrowing facilities as of December 31, 2009 ranged from 2.7% to 15%. The average effective interest rates to finance our borrowing facilities as of December 31, 2008 ranged from 5% to 6.4%. The average effective interest rates to finance our borrowing facilities as of December 31, 2007 ranged from 6% to 7.6%.

Interest expense related to servicing of our borrowing facilities is summarized below (in thousands):

	Nine Months Ended September 30		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Interest expense:
Long-term bond loans	$3,384	$149	$608	$181	$—
Short-term loans	970	595	553	462	140
Finance costs on factoring of receivables	724	477	532	536	258
Other interest costs	193	145	727	125	126

Total interest expense	5,271	1,366	2,420	1,304	524
Less: Interest income	(78)	(47)	(50)	(149)	(186)

Net interest expense	$5,193	$1,319	$2,370	$1,155	$338

12. Subsidiaries

Subsidiaries are consolidated from the date on which control is transferred to us. They are de-consolidated from the date that control ceases.

Velti plc

Notes to Consolidated Financial Statements (Continued)

12. Subsidiaries (Continued)

As of December 31, 2009, the following subsidiaries are consolidated in our consolidated financial statements:

Subsidiary name	Proportion held	Country of operation	Nature of activities
Velti Limited	100%	U.K.	Holding company
Velti DR Limited	100%	U.K.	Mobile marketing and advertising
Velti US Holdings, Inc.	100%	U.S.	Holding company
Velti North America, Inc.	100%	U.S.	Holding company
Velti North America Holdings, Inc.	86.33%*	U.S.	Holding company
Velti USA, Inc.	100%	U.S.	Mobile marketing and advertising
Velti S.A.	100%	Greece	Mobile marketing and advertising
Velti Center for Innovation S.A.	100%	Greece	Holding company
mPoint S.A.	50%	Greece	Location based services
Velti M-Telecom Limited	100%	U.K.	Holding Company
Velti EOOD	100%	Bulgaria	Mobile marketing and advertising
Velti Platforms and Services Limited	100%	Cyprus	Mobile marketing and advertising
Velti Mobile Marketing Technology LLC	100%	Russia	Mobile marketing and advertising
Velti Ukraine Mobile Marketing Services LLC	100%	Ukraine	Mobile marketing and advertising
Velti Services Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Mobile Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Services India Private Ltd.	100%	India	Incubator
Velti Holdings Cyprus Ltd.	100%	Cyprus	Incubator
Velti APAC PTE. Ltd	100%	Singapore	Mobile marketing and advertising
Velti Panama, Inc.	100%	Panama	Mobile marketing and advertising
Velti Mobile Value Added Services, Ltd.	100%	British Virgin Islands	Mobile marketing and advertising
Velti Mobile Platforms Ltd.	100%	British Virgin Islands	Mobile marketing and advertising

*
Subsequent to December 31, 2009, we have increased our holding to 100%.

Velti plc

Notes to Consolidated Financial Statements (Continued)

12. Subsidiaries (Continued)

As of September 30, 2010, the subsidiaries listed above were consolidated in our financial statements, and in addition Media Cannon, Inc. was consolidated. As described in Note 7. Business Combinations, we acquired Media Cannon, Inc. in June 2010. We hold 100% of its ownership, its country of operation is the U.S. and its activity is mobile marketing and advertising. In addition, we completed the acquisition of Mobclix, Inc. as of September 30, 2010. See Note 7. Business Combinations for further discussion on purchase accounting.

13. Income Taxes

Income Taxes

We account for income taxes using an asset and liability approach to record deferred taxes. Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in U.K. or international tax laws and other factors.

We adopted accounting standards which prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The components of our income or (loss) before income taxes were as follows:

	Nine Months Ended September 30,	Year Ended December 31,
	2010	2009	2008	2007
	(unaudited)
	(in thousands)
United Kingdom	$(17,197)	$(11,824)	$(5,997)	$(2,124)
Foreign	149	18,498	(282)	(2,492)

	$(17,048)	$6,674	$(6,279)	$(4,616)

For the majority of 2009, our country of domicile was the U.K.; certain costs associated with our parent company, including legal and financing costs attributable to group activities, are allocated to the country of domicile, resulting in a disproportion between revenue generated in the U.K. and the geographic concentration of pre-tax income (loss) attributable to the U.K. Although our country of domicile is Jersey beginning in 2010, we expect that this disproportionate relationship will continue. We expect the costs of being a U.S. public company, as well as certain costs associated with our geographic expansion where for the benefit of the group, will continue to be allocated to our parent company.

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

The components of the provision for income taxes are as follows:

	Nine Months Ended September 30,	For the Year Ended December 31,
	2010	2009	2008	2007
	(unaudited)
	(in thousands)
CURRENT
United Kingdom	$—	$—	$—	$—
Other Foreign	2,619	393	10	248
Reserves	—	1	—	—

Total Current	$2,619	$394	$10	$248

DEFERRED
United Kingdom	$—	$—	$—	$—
Other Foreign	(1,949)	425	(316)	(508)
Reserves	—	(409)	280	62

Total Deferred	$(1,949)	$16	$(36)	$(446)

Total (Benefit) Provision	$670	$410	$(26)	$(198)

A reconciliation between the statutory U.K. income tax and our effective tax rates as a percentage of income before income taxes is as follows:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2010	%	2009	%	2008	%	2007	%
	(unaudited)
	(in thousands, except percentages)
Tax at Federal Statutory Rate	$(4,806)	(28.2)%	$1,869	28.0%	$(1,758)	(28.0)%	$(1,385)	(30.0)%
Foreign Differential	(1,223)	(7.2)%	(4,741)	(71.0)	(3,339)	(53.2)	(493)	(10.7)
Unrecognized Tax Benefits	1,370	8.0%	1,397	20.9	3,577	57.0	718	15.6
Rate Changes	17	0.1%	206	3.1	18	0.3	—	—
Permanent Items	1,491	8.8%	735	11.0	541	8.6	391	8.5
True-Ups	—	—	—	—	—	—	(16)	(0.4)
Valuation Allowance	3,821	22.4%	944	14.1	935	14.9	587	12.7

	$670	3.9%	$410	6.1%	$(26)	(0.40)%	$(198)	(4.30)%

The foreign differential presented in the above rate reconciliation schedule is comprised of the difference between the U.K. and the local foreign tax rate for each tax jurisdiction where we conduct business, multiplied by the adjusted taxable earnings or losses of our foreign operations. For the nine months ended September 30, 2010, and the years ended December 31, 2009, 2008 and 2007, respectively, the key

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

components of our foreign differential are the taxable earnings and losses derived from our operations multiplied by the difference between the U.K. and local foreign tax rates, are as follows:

For the nine months ended September 30, 2010

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign Differential
	(unaudited) (in thousands, except percentage)
Bulgaria	28%	10%	(18)%	$(145)	$26
Cyprus	28%	10%	(18)%	837	(151)
Greece	28%	24%	(4)%	9,854	(394)
USA	28%	35%	7%	(10,032)	(702)
Russia	28%	20%	(8)%	(113)	9
Ukraine	28%	25%	(3)%	(198)	6
British Virgin Islands	28%	0%	(28)%	41	(11)
India	28%	30%	2%	(236)	(5)
Panama	28%	28%	(1)%	219	(1)

Foreign differential					$(1,223)

For the year ended December 31, 2009

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign Differential
	(in thousands, except percentage)
Bulgaria	28%	10%	(18)%	$500	$(90)
Cyprus	28%	10%	(18)%	3,097	(557)
Greece	28%	25%	(3)%	9,998	(300)
USA	28%	35%	7%	(4,272)	(1,391)
Russia	28%	20%	(8)%	1,028	(82)
Ukraine	28%	25%	(3)%	(470)	14
British Virgin Islands	28%	0%	(28)%	8,357	(2,340)
India	28%	30%	2%	(31)	(1)
Panama	28%	30%	2%	290	6

Foreign differential					$(4,741)

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

For the year ended December 31, 2008

Jurisdiction	UK Statutory Tax Rate	Local Foreign Tax Rate	Rate Differential	Taxable Earnings (Losses)	Foreign Differential
	(in thousands, except percentage)
Bulgaria	28%	10%	(18)%	$95	$(17)
Cyprus	28%	10%	(18)%	(3,394)	617
Greece	28%	25%	(3)%	(5,273)	173
USA	28%	35%	7%	(221)	(15)
Russia	28%	24%	(4)%	(5,193)	208
Ukraine	28%	25%	(3)%	(1,870)	56
British Virgin Islands	28%	0%	(28)%	15,573	(4,360)

Foreign differential					$(3,339)

For the year ended December 31, 2007

Jurisdiction	UK Statutory Tax Rate	Local Rate	Rate Differential	Taxable Earnings (Losses)	Foreign Differential
	(in thousands, except percentage)
Bulgaria	30%	10%	(20)%	$2,786	$(557)
Other	30%	various	various	(5,728)	64

Foreign differential					$(493)

The components of the current and long-term deferred tax assets, net, consist of the following:

		As of December 31,
	As of September 30, 2010
		2009	2008
	(unaudited)
	(in thousands)
Current:
Other	$1	$1	$—

Total Current Deferred Tax Assets	1	1	—

Noncurrent:
Other	4,491	1,298	334
Depreciable Assets	(434)	(434)	(18)
Net Operating Losses	5,818	2,068	1,689

Total Noncurrent deferred tax assets	$9,875	$2,932	$2,005

Valuation Allowance	(7,461)	(2,466)	(1,523)

Noncurrent deferred tax assets, net	$2,414	$466	$482

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

The increase in valuation allowance was $4,995,000 (unaudited), $943,000, $936,000 and $587,000 for the nine months ended September 30, 2010 and years ended December 31, 2009, 2008 and 2007, respectively.

We had total net operating losses of $58.1 million (unaudited) at the end of September 30, 2010, and $31.9 million, $26.7 million, and $6.1 million at the end of December 31, 2009, 2008, and 2007 respectively. These net operating losses carryforward are available to offset taxable income in the future and will expire in years 2011 through 2029.

We periodically evaluate the realizability of the deferred tax assets and recognize the tax benefit only as reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. As of September 30, 2010, management has determined that $2.4 million (unaudited) of deferred tax assets should be realizable in the future. A valuation allowance of $7.5 million (unaudited) was recorded in the U.K. and other significant foreign subsidiaries.

We have not provided for U.K. income taxes on the $38.3 million foreign unremitted earnings which are expected to be invested outside the U.K. indefinitely. In the unlikely event of a distribution of those earnings at some point in the future, we would be subject to U.K. income taxes and withholding taxes payable to the foreign countries where the foreign operations are located. The amount of unrecognized deferred income tax liability on those earnings would not be material to the financial statements due to anticipated use of a participation exemption in the U.K. in the amount of remitted earnings, as well as the ability to utilize U.K. tax net operating losses and foreign tax credits to offset income taxes.

Effective January 1, 2007, we adopted the accounting guidance on uncertainties in income taxes (ASC 740-10). The cumulative effect of adopting these standards is recognized as a change in accounting principle, and any adjustment required as the result of adoption would be recorded as an adjustment to the opening balance of retained earnings on January 1, 2007. We recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in retained earnings, as the result of implementing these standards.

Additionally, ASC 740-10 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits since the adoption of accounting guidance on uncertainty in income taxes is as follows:

		As of December 31,
	As of September 30, 2010
		2009	2008
	(unaudited)
	(in thousands)
Balance as of December 1	$5,692	$4,295	$718
Gross increases — current period tax positions	1,335	1,397	3,577
Gross decreases — current period tax positions	—	—	—

Balance as of December 31	$7,027	$5,692	$4,295

Velti plc

Notes to Consolidated Financial Statements (Continued)

13. Income Taxes (Continued)

Our policy for deducting interest and penalties is to treat interest as interest expense and penalties as taxes. As of December 31, 2009, we had no amount accrued for the payment of interest and penalties related to unrecognized tax benefits.

The effect of the unrecognized tax benefits on the effective tax rate was an increase (decrease) of (7.98)% for the nine months ended September 30, 2010 and 20.9%, (57.0%), and (15.6%) for the fiscal years 2009, 2008, and 2007, respectively.

We do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

The following tax years are open to examination by major tax jurisdictions:

Bulgaria: 2005 - 2010
Cyprus: 2004 - 2010
Greece: 2005 - 2010
United Kingdom: 2009 - 2010

14. Pension and Other Post-Retirement Obligations

We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,200) and a multiple which depends on length of service. The most recent independent actuarial valuation was carried out as of December 31, 2008. Our total accrued pension cost liability as of September 30, 2010 and December 31, 2009 and 2008 was estimated to be $424,000 (unaudited), $346,000 and $261,000 for 2008 using the projected unit credit method. As of December 31, 2009 and 2008, our retirement benefits obligations were wholly unfunded.

The amounts included in our consolidated balance sheets arising from our obligations and plan assets in respect of our defined benefit retirement plans is as follows:

(in thousands)
Retirement benefits obligations as of January 1, 2007	$135
Income statement charge for the year	56
Foreign exchange differences	17

Retirement benefits obligations as of December 31, 2007	208
Income statement charge for the year	66
Foreign exchange differences	(13)

Retirement benefits obligations as of December 31, 2008	261
Income statement charge for the year	86
Foreign exchange differences	(1)

Retirement benefits obligations as of December 31, 2009	$346
Income statement charge for the nine months ended September 30, 2010 (unaudited)	103
Foreign exchange differences (unaudited)	(25)

Retirement benefits obligations as of September 30, 2010 (unaudited)	$424

Velti plc

Notes to Consolidated Financial Statements (Continued)

14. Pension and Other Post-Retirement Obligations (Continued)

The amounts recognized in the income statement are as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
	(in thousands)
Current service cost	$88	$49	$64	$57	$50
Interest cost	11	7	10	6	4
Amortization of additional recognized gains	(1)	(16)	(3)	(13)	(1)
Additional termination benefit accruals	5	14	15	16	3

	$103	$54	$86	$66	$56

The principal actuarial assumptions used are as follows:

	2009	2008	2007
Weighted average discount rate	5.1%	6.1%	5.1%
Rate of compensation increase	4.0%	4.0%	4.0%

The benefits expected to be paid under the plan in the next ten years, as of December 31, 2009 are as follow:

Amount
(in thousands)
2010	$451
2011	596
2012	747
2013	903
2014	1,065
2015 to 2020	1,254

Velti plc

Notes to Consolidated Financial Statements (Continued)

15. Commitments and Contingencies

(a)
Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases as of December 31, 2009 are as follows:

Amount
(in thousands)
2010	$2,226
2011	1,918
2012	1,718
2013	1,261
2014	708
Thereafter	2,158

Rent expense was $1.3 million and $1.5 million for the nine months ended September 30, 2010 and 2009, respectively (unaudited). Rent expense was $2.3 million, $2.0 million and $1.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

(b)
Guarantees and Indemnifications

ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.

We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or covering costs of a campaign. As of September 30, 2010 and December 31, 2009 and 2008, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.1 million (unaudited) $7.0 million and $5.5 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance gurantees for any period presented.

As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of September 30, 2010 and December 31, 2009 and 2008.

16. Ordinary Shares

Our authorized share capital consists of 100,000,000 ordinary share, nominal (par) value £0.05 per share. The ordinary shares confer voting rights and the right to receive profit as well as the right to our assets upon liquidation.

Velti plc is incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. Our business was first organized in 2000 with the incorporation of Velti S.A., a company organized under the laws of Greece. Velti plc was formed on September 2, 2005 under the laws of England and Wales under the Companies Act

Velti plc

Notes to Consolidated Financial Statements (Continued)

16. Ordinary Shares (Continued)

1985 as Brightmanner plc. On March 9, 2006, Brightmanner plc changed its name to Velti plc and on April 20, 2006, Velti plc acquired all of the issued share capital of Velti S.A. As a result, Velti plc (England and Wales), become the holding company of the Velti group.

On May 3, 2006, we were first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange, or AIM. In connection with the initial public offering and placement of ordinary shares, 10,000,000 new ordinary shares, nominal (par) value of £0.05 per share, were issued at a price of 100 pence per share, with net proceeds of $15.6 million.

In October 2007, we issued 3,580,000 additional ordinary shares, nominal (par) value £0.05 per share, at a price of 210 pence per share, with net proceeds of $14.6 million.

In October 2009, we issued 1,820,000 ordinary shares, nominal (par) value £0.05 per share, at a price of 160 pence per share to a group of institutional and other investors for net proceeds of $4.3 million.

In addition, we have awarded 100,394, 72,013, 70,567 and 102,803 ordinary shares in the nine month period ended September 30, 2010, and in 2009, 2008 and 2007, respectively, to our non-employee directors as part of their compensation for service as members of our board of directors. As of September 30, 2010, we have awarded 5,229,870 deferred share awards and 3,982,160 share options, of which 1,824,316 deferred share awards had settled (unaudited). As of December 31, 2009, we have awarded 4,096,737 deferred share awards and 985,573 share options, of which 1,226,260 deferred share awards have settled.

17. Equity Incentive Plans

Our General Share Incentive Plan allows for the award of (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights. Only our employees and employee directors are eligible to participate in this plan. Subject to limits in our Articles of Association that are described below, there are no set limits on the number of ordinary shares reserved for issuance under our General Share Incentive Plan. Historically, all of our awards were under this plan. Vesting is allowed based on time-based or performance-based criteria. Historically, a significant majority of awards from this plan contained performance-based vesting over two fiscal years, with a maximum of 40% of the aggregate award vesting based upon performance in the first year and a maximum of 60% of the aggregate award vesting based upon performance in the second year.

Our 2009 U.S. Employee Share Incentive Plan allows for the award of: (i) incentive share options, (ii) non-qualified share options, (iii) restricted share awards and (iv) unrestricted share awards. Only our employees or employees of our affiliates are eligible to participate in this plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Employee Share Incentive Plan is 1,050,000 shares. Grants under this plan may use time-based or performance-based vesting.

Our 2009 U.S. Non-Employee Share Incentive Plan allows for the award of: (i) share options, (ii) restricted share awards and (iii) unrestricted share awards. Only our non-employee directors and consultants, and non-employee directors and consultants of our affiliates, are eligible to receive awards under the U.S. Non-Employee Share Incentive Plan. The maximum number of shares which may be issued pursuant to awards made under the U.S. Non-Employee Share Incentive Plan is 50,000 shares. Grants under this plan may use time-based or performance-based vesting.

Velti plc

Notes to Consolidated Financial Statements (Continued)

17. Equity Incentive Plans (Continued)

Our JV/NCA Company Share Incentive Plan is not available for new grants. Prior grant awards were made exclusively to employees of Ansible LLC, one of our joint ventures. The JV/NCA Company Share Incentive Plan allows for the award of: (i) share options, (ii) deferred share awards, (iii) conditional share awards and (iv) share appreciation rights.

All awards under these plans are in ordinary shares. The maximum number of shares which may be issued under all of these plans in the aggregate pursuant to awards made over the previous three years must not exceed 10% of our ordinary share capital.

Under the terms of our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt by us of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for payment of this nominal (par) value and of all applicable taxes payable on the award. Historically, our deferred share awards have vested on the second anniversary of the date of grant. We first granted share options to employees in 2009. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant and vest over four years at the rate of 25% per year on the anniversary of the date of grant.

As of June 30, 2010, we had exceeded the aggregate authorized number of shares available for grant under our equity incentive plans by 1,618,053 shares (unaudited). On July 30, 2010, our shareholders approved an increase in the aggregate authorized number of shares available for grant under equity incentive plans and immediately thereafter we had 598,038 shares available for grant (unaudited).

18. Share-Based Compensation

We have historically granted deferred share awards to our employees as part of our compensation package. In 2009, we began granting share options to our employees and consultants located in the U.S. in addition to deferred share awards. We also award fully vested ordinary shares as compensation to our non-executive directors in lieu of cash payments. We grant deferred share awards to our executive officers that may be subject to vesting based upon achievement of performance metrics as well as a minimum service period, normally two years.

Under our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award. Historically, our deferred share awards have vested on the second anniversary of the date of grant, based upon achievement of performance metrics as well as a minimum service period. We first granted share options to employees in 2009. All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant and vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price (in £)	Weighted Average Grant Date Fair Value (in £)	Weighted Average Remaining Contractual Life (in years)
Outstanding as of January 1, 2007	875,000	£0.05
Share awards granted	750,500	£0.05	£1.21
Forfeited	(51,500)	£0.05
Vested deferred share awards	0	£—

Outstanding as of December 31, 2007	1,574,000	£0.05		0.71
Share awards granted	1,015,116	£0.05	£1.61
Forfeited or failed to vest	(242,240)	£0.05
Vested deferred share awards	(692,860)	£0.05

Outstanding as of December 31, 2008	1,654,016	£0.05		0.79
Share awards granted	1,456,121	£0.05	£1.54
Forfeited or failed to vest	(421,371)	£0.05
Vested deferred share awards	(533,400)	£0.05

Outstanding as of December 31, 2009	2,155,366	£0.05		0.97
Share awards granted (unaudited)	1,133,133	£0.05	£4.20
Forfeited or failed to vest (unaudited)	(605,133)	£0.05
Vested deferred share awards (unaudited)	(598,056)	£0.05

Outstanding as of September 30, 2010 (unaudited)	2,085,310	£0.05		1.89

The fair value of our share options is estimated on the date of grant using the Black-Scholes valuation model. For deferred share awards, the fair value on the date of grant approximates market value as the exercise price equals the nominal (par) value of £0.05 per ordinary share.

Included in the table above are deferred share awards that we have awarded to employees of our joint venture, Ansible Mobile LLC. We account for deferred share awards to employees of our joint venture in accordance with the recognition provisions of ASC 323-10-55, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee, using a fair value approach. As the purchase price of par value is purely nominal, the Black-Scholes value of such award is indistinguishable from the intrinsic value which is used to value these awards. The fair value of these awards is subject to re-measurement over the vesting period at each reporting date based upon the share price at that time.

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the options, referred to as the simplified method. We estimate the expected term of our share options using a blended volatility factor, which consists of our own share volatility from our trading history on AIM and the average volatility of similar companies in the technology industry. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the deferred share award or share option. Expected dividends during the term of the options are based on our dividend policy. To date, no dividends have been declared or paid and none are expected to be declared or paid during the expected term.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

The fair value of our share options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Nine Months Ended September 30,		Year Ended December 31,
Share Options Valuation Assumptions	2010	2009	2009	2008	2007
	(unaudited)
Expected volatility	60%	61%	61%	—	—
Expected life in years	6.25	6.25	6.25	—	—
Risk free rate	2.5%	4%	4%	—	—
Expected dividends	—	—	—	—	—

Details of our share options activities are as follows:

	Number of options	Weighted Average Exercise Price (in £)	Weighted Average Grant Date Fair Value (in £)	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2008	—
Share options granted	985,573	£1.62	£0.99
Forfeited share options	(15,390)	£1.58

Outstanding as of December 31, 2009	970,183	£1.62		9.60	$565

Exercisable as of December 31, 2009	—

Share options granted in 2010 (unaudited)	2,996,587	£3.64	£2.25
Forfeited share option in 2010 (unaudited)	(485,135)	£2.00

Outstanding as of September 30, 2010 (unaudited)	3,481,635	£3.30		9.45	$15,419

Exercisable as of September 30, 2010 (unaudited)	—

There were 155,663 share options granted to non-employees of Velti, which are included in the table above. The fair value of these options is measured at each reporting date based upon the share price at that time.

The aggregate estimated grant date fair value was approximately $6.9 million for deferred shares awards granted to employees and $10.3 million for options granted to employees for the nine months ended September 30, 2010. The aggregate estimated grant date fair value was approximately $2.5 million for deferred share awards granted to our employees and $1.2 million for options granted to our employees in 2009. The aggregate estimated fair value was $2.3 million for deferred share awards awarded to employees

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

in 2008 and $1.3 million for deferred share awards awarded in 2007. We estimated the forfeiture rate based on an historical personnel turnover rate of 10%.

For the nine months ended September 30, 2010 and 2009 and for the years ended December 31, 2009, 2008 and 2007, we recognized total share-based payment expense under equity incentive plans for our employees (but excluding expense associated with awards to our non-executive directors) as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Datacenter and direct project	$356	$148	$146	$177	$104
General and administrative	1,733	450	186	212	123
Sales and marketing	2,552	844	473	734	454
Research and development	686	243	329	653	462

	$5,327	$1,685	$1,134	$1,776	$1,143

In the three months ended June 30, 2010, we allowed for the vesting of certain deferred share awards granted to employees in 2008 whereby the vesting of these shares represents a change to the terms of the original performance vesting condition and is therefore subject to modification accounting under ASC 718. The modification was treated as an exchange of the original award for a new award. The total compensation cost incurred for the modification is equal to the grant-date fair value of the original award plus the incremental value of the modification to the award. As a result of this modification, we recognized additional compensation expense of approximately $1.1 million (unaudited) for the six months ended June 30, 2010.

As of September 30, 2010 there was $6.2 million (unaudited) of total unrecognized compensation cost related to deferred share awards awarded under our share incentive plans which is expected to be recognized over a weighted average period of 1.89 years (unaudited). As of December 31, 2009, 2008 and 2007, there was $2.0 million, $1.7 million, and $1.1 million, respectively, of total unrecognized compensation cost related to deferred share awards awarded under our share incentive plans. The unrecognized compensation expense as of December 31, 2009 is expected to be recognized over a weighted average period of 1.5 years. As of September 30, 2010, there was $8.7 million of unrecognized compensation cost related to share options expected to be recognized over a period of 3.15 years (unaudited). As of December 31, 2009, there was $0.9 million of total unrecognized compensation cost related to share options expected to be recognized over a period of 3.6 years.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

The following table reflects all deferred share awards and share options granted during the twelve months ended December 31, 2009:

Type of Grant	Grant Date	Reason For Grant	Shares Underlying Grants	Exercise Price or Share (in £)	Grant Date Fair Value Per Share (in £)	Total share-based compensation expense (in US$)	Timing of Expense Recognition
Deferred share awards	July 3, 2009	Awards to employees	1,292,808	£0.05	£1.54	$2,519,781	July 3, 2009—July 2, 2011
Deferred share awards	July 3, 2009	Awards to employees of joint venture	95,163	£0.05	(1)	(1)	July 3, 2009—July 2, 2011
Deferred share awards	July 3, 2009	Awards to non-employee advisors and consultants	19,500	£0.05	(2)	(2)	July 3, 2009—July 2, 2011
Share options	July 3, 2009	Awards to employees	600,593	£1.59	£0.97	737,468	July 3, 2009—July 2, 2013
Deferred share awards	September 15, 2009	Awards to employees	3,000	£0.05	£1.59	6,084	September 15, 2009—September 14, 2013
Deferred share award	September 15, 2009	Award to consultant	6,000	£0.05	(2)	(2)	September 15, 2009— September 14, 2013
Share options	September 15, 2009	Awards to employees	331,980	£1.66	£1.01	426,955	September 15, 2009— September 14, 2013
Share options	September 15, 2009	Awards to non-employee advisors	25,000	£1.66	(2)	(2)	September 15, 2009— September 14, 2013
Deferred share awards	September 22, 2009	Award to employee	5,000	£0.05	£1.61	10,233	September 22, 2009— September 21, 2013
Deferred share awards	October 5, 2009	Awards to employee	34,650	£0.05	£1.56	66,813	October 5, 2009— October 4, 2013
Share options	December 18, 2009	Awards to employees	28,000	£1.96	£1.19	41,493	December 18, 2009— December 17, 2013

(1)
We account for deferred share awards to employees of our joint venture, Ansible Mobile LLC, in accordance with the recognition provisions of ASC 323-10-55, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee, using a fair value approach. As the purchase price of par value is purely nominal, the Black-Scholes value of such award is indistinguishable from the intrinsic value which is used to value this award. The fair value of these awards is subject to re-measurement over the vesting period at each reporting date based upon the share price at that time.

(2)
We account for share options and deferred share awards issued to non-employees in accordance with the recognition provisions of ASC 505-50, Equity-Based Payments to Non-Employees, using a fair value approach. The fair value of these awards is subject to re-measurement over the vesting period at each reporting date based upon the share price at that time.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

The following table reflects all deferred share awards and share options granted subsequent to December 31, 2009 through the date of this filing:

Type of Grant	Grant Date	Reason For Grant	Shares Underlying Grants	Exercise Price Per Share (in £)	Grant Date Fair Value Per Share (in £)	Total share-based compensation expense (in US$)	Timing of Expense Recognition
Share options	January 4, 2010	Award to employee	8,000	£2.04	£1.19	$11,849	January 4, 2010—January 3, 2014
Share options	January 7, 2010	Award to employee	100,000	£2.42	£1.41	173,555	January 7, 2010—January 6, 2014
Share options	January 26, 2010	Awards to employees	28,000	£2.90	£1.69	58,955	January 26, 2010—January 25, 2014
Share options	February 2, 2010	Award to employee	15,000	£2.95	£1.72	31,846	February 2, 2010—February 1, 2014
Deferred share awards	May 13, 2010	Awards to non-employee directors	100,394	£0.05	£3.30	485,671	(2)
Deferred share awards	May 13, 2010	Awards to employees	768,617	£0.05	£4.12	3,854,284	July 30, 2010—May 12, 2014
Deferred share awards	May 13, 2010	Awards to non-employee consultants and advisors	28,500	£0.05	(1)	(1)	July 30, 2010—May 12, 2014
Share options	May 13, 2010	Awards to employees	1,653,426	£3.35	£1.95	4,604,612	May 13, 2010—May 12, 2014
Share options	May 13, 2010	Awards to employees	493,625	£3.35	£2.63	1,576,542	July 30, 2010—May 12, 2014
Share options	May 13, 2010	Awards to non-employee consultants	3,500	£3.35	(1)	(1)	July 30, 2010—May 12, 2014
Share options	May 13, 2010	Awards to employees	286,000	£3.35	£2.51	1,089,829	(2)
Share options	May 13, 2010	Award to non-employee consultant	2,500	£3.35	(1)	(1)	(2)
Deferred share awards	May 27, 2010	Awards to employees	12,250	£0.05	£4.12	61,437	July 30, 2010—May 26, 2014
Share options	May 27, 2010	Awards to employees	19,250	£4.67	£2.32	54,387	July 30, 2010—May 26, 2014
Deferred share awards	June 1, 2010	Awards to employees	25,464	£0.05	£4.12	127,709	July 30, 2010—May 31, 2014
Share options	June 1, 2010	Awards to employees	27,036	£4.70	£2.32	76,187	July 30, 2010—May 31, 2014
Deferred share awards	June 30, 2010	Awards to employees	68,700	£0.05	£4.12	344,549	July 30, 2010—June 29, 2014
Deferred share award	June 30, 2010	Award to employee	5,848	£0.05	£4.12	37,861	July 30, 2010
Deferred share award	June 30, 2010	Award to non-employee consultant	6,400	£0.05	(1)	(1)	July 30, 2010
Share options	June 30, 2010	Awards to employees	37,750	£4.14	£2.44	111,795	July 30, 2010—June 29, 2014
Share options	June 30, 2010	Award to employee	2,500	£4.14	£1.92	6,782	(2)
Share options*	September 12, 2010	Awards to employees	220,000	£6.14	£3.58	1,170,212	September 12, 2010—September 11, 2014
Deferred share awards*	September 12, 2010	Awards to employees	86,900	£0.05	£6.09	763,176	September 12, 2010—September 11, 2014
Share options*	September 12, 2010	Awards to employees	90,000	£6.14	£2.81	372,151	(2)
Deferred share awards*	September 12, 2010	Award to non-employee advisor	5,000	£0.05	(1)	(1)	September 12, 2010—September 11, 2012
Deferred share awards*	September 12, 2010	Award to non-employee consultant	25,000	£0.05	(1)	(1)	September 12, 2010
Share options*	September 12, 2010	Award to non-employee consultant	10,000	£6.14	(1)	(1)	September 12, 2010—September 11, 2014
Deferred share awards*	October 30, 2010	Awards to employees	17,350	£0.05	£5.86	126,039	October 30, 2010—October 29, 2014
Share options*	October 30, 2010	Awards to employees	5,000	£5.91	£3.44	21,321	October 30, 2010—October 29, 2014
Deferred share awards*	October 30, 2010	Award to non-employee consultant	2,500	£0.05	(1)	(1)	October 30, 2010—August 31, 2014
Share options*	October 30, 2010	Award to non-employee consultant	7,500	£5.91	(1)	(1)	October 30, 2014—August 31, 2014
Deferred share awards*	November 30, 2010	Awards to employees	37,125	£0.05	£5.02	224,329	November 30, 2010—November 29, 2014
Share options*	November 30, 2010	Awards to employees	19,000	£5.07	£2.84	64,912	November 30, 2010—November 29, 2014
Deferred share awards*	December 30, 2010	Awards to employees	6,850	£0.05	£4.88	40,035	December 30, 2010—December 29, 2014
Share options*	December 30, 2010	Awards to employees	7,500	£4.93	£2.76	24,790	December 30, 2010—December 29, 2014
Deferred share awards*	December 30, 2010	Awards to non-employee advisor	10,000	£0.05	(1)	(1)	December 30, 2010—December 29, 2012

*
These awards are unaudited.

Velti plc

Notes to Consolidated Financial Statements (Continued)

18. Share-Based Compensation (Continued)

(1)
We account for share options and deferred share awards issued to non-employes in accordance with the provisions of ASC 505-50, Equity-Based Payment to Non-Employees, using a fair value approach. The fair value of awards to non-employees is subject to re-measurement over the vesting period at each reporting date based upon the share price at that time.

(2)
Shares vest in full on the one year anniversary of the date of grant provided that we have completed a public offering of our ordinary shares in the United States and listed our shares for trading on the NASDAQ Global Market or similar exchange prior to the date of vesting.

19. Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted net income per share is computed by including all potentially dilutive ordinary shares, deferred share awards and share options. For the nine months ended September 30, 2010 and 2009, and for the years ended December 31, 2008 and 2007, deferred share awards and share options were not included in the computation of diluted net loss per share because the effect would have been antidilutive.

The following table presents the calculation of basic and diluted earnings per share:

	Nine Months Ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
	(in thousands, except per share amount)
Net income (loss) attributable to Velti	$(17,658)	$(23,234)	$6,455	$(6,130)	$(4,194)

Weighted average number of ordinary shares outstanding	37,792	34,629	35,367	33,478	29,751
Plus: Incremental dilutive deferred share awards and share options	—	—	2,260	—	—

Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	37,792	34,629	37,627	33,478	29,751

Net income (loss) per share attributable to Velti:
Basic	$(0.47)	$(0.67)	$0.18	$(0.18)	$(0.14)

Diluted	$(0.47)	$(0.67)	$0.17	$(0.18)	$(0.14)

Velti plc

Notes to Consolidated Financial Statements (Continued)

19. Net Income (Loss) Per Share (Continued)

The pro forma basic and diluted net income per share calculations for the nine months ended September 30, 2010 and for the year ended December 31, 2009 assumes that the proceeds from the issuance of 5,349,900 shares and 4,054,000 shares were used to repay $53.5 and $40.5 million of our outstanding debt respectively, as if the proceeds had been received by us on January 1, 2009.

	Nine Months Ended September 30, 2010	Year Ended December 31, 2009
	(in thousands, except per share amount) (unaudited)
Net income (loss) attributable to Velti	$(17,658)	$6,455
Pro forma adjustment to reflect the effect of interest expense as result of repayment of outstanding debt	5,193	2,420

Pro forma net income (loss) attributable to Velti	$(12,465)	$8,875

Weighted average ordinary shares outstanding	37,792	35,367
Pro forma adjustment to reflect the assumed issuance of shares	11,092	11,092

Weighted average shares outstanding in computing pro forma basic net income (loss) per share	48,884	46,459

Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	37,792	37,627
Pro forma adjustment to reflect the assumed issuance of shares	11,092	11,092

Weighted average shares outstanding in computing diluted pro forma net income (loss) per share	48,884	48,719

Pro forma net income per share attributable to Velti:
Basic	$(0.25)	$0.19

Diluted	$(0.25)	$0.18

20. Related Party Transactions

Evorad S.A.

VCI S.A. holds 49% of the share capital of Evorad S.A. For the nine months ended September 30, 2010 and 2009, Velti S.A. recorded sales to Evorad S.A. in the amount of none and none, respectively and VCI S.A. recorded sales to Evorad S.A. in the amount of $38,000 and $0, respectively (unaudited). For the year ended December 31, 2009, 2008 and 2007, Velti recorded sales to Evorad in the amount of $84,000, $127,000 and none, respectively. As of September 30, 2010, VCI S.A. owed nothing to Evorad S.A., and Evorad S.A. owed $115,000 to VCI S.A. (unaudited). As of December 31, 2009, Evorad S.A. owed $126,000 to VCI S.A. and nothing to Velti S.A., respectively. Additionally, Velti S.A. owed to Evorad S.A. $265,000 and VCI S.A. owed Evorad S.A. $255,000. VCI S.A. invoiced Evorad S.A. $117,000 and Velti S.A. invoiced Evorad S.A. $121,000 for services rendered for the year ended December 31, 2009.

Velti plc

Notes to Consolidated Financial Statements (Continued)

20. Related Party Transactions (Continued)

As of December 31, 2008, Evorad S.A. owed $39,000 and $138,000 to Velti S.A. and VCI S.A., respectively. Additionally, Velti S.A. owed to Evorad S.A. $ 387,000 as of December 31, 2008. VCI S.A. invoiced Evorad S.A. $44,000 and Velti S.A. invoiced Evorad S.A. $127,000 for services rendered for the year ended December 31, 2008.

Amplus S.A.

Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI S.A. holds 21.7% of the share capital of Amplus S.A. For the nine months ended September 30, 2010 and 2009, VCI recorded sales to Amplus S.A. in the amount of $66,000 and $0 (unaudited), respectively. For the year ended December 31, 2009, 2008 and 2007, Velti recorded sales to Amplus in the amount of $17,000, $77,000, and $3,000, respectively. As of September 30, 2010, Velti S.A. owed $180,000 to Amplus S.A. and Amplus S.A. owed $26,000 to Velti S.A. (unaudited). As of September 30, 2010, Amplus S.A. owed $79,000 to VCI S.A. As of December 31, 2009 Amplus S.A. owed $20,000 and $57,000 to Velti S.A and VCI S.A. As of December 31, 2009 Velti S.A. and VCI S.A. owed nothing to Amplus S.A. VCI S.A. invoiced Amplus S.A. $18,000 and $27,000 for services rendered during the nine months ended September 30, 2010 and 2009, respectively, (unaudited). Velti S.A. invoiced Amplus S.A. $25,000 and VCI S.A. invoiced Amplus S.A. $60,000 for services rendered for the year ended December 31, 2009. As of December 31, 2008 Amplus S.A. owed $85,000 and $54,000 to Velti S.A and VCI S.A. As of December 31, 2008 Velti S.A. owed $47,000 to Amplus S.A. VCI S.A. invoiced Amplus S.A. $32,000 and Velti S.A. invoiced Amplus S.A. $77,000 for services rendered for the year ended December 31, 2008.

Tagem S.A.

VCI S.A. holds one-half of the share capital of Tagem S.A. For the nine months ended September 30, 2010 and 2009, VCI S.A. recorded sales to Tagem S.A. in the amount of $302,000 and $32,000, respectively, and Velti recorded sales to Tagem S.A. in the amount of $652,000 and none, respectively, for the same nine month periods (unaudited). For the year ended December 31, 2009, 2008 and 2007, Velti recorded sales to Tagem in the amount of $365,000, none and none, respectively. As of September 30, 2010, Tagem S.A. owed to VCI S.A. $1.4 million and owed $783,000 to Velti S.A. (unaudited). As of September 30, 2010, Velti S.A. owed Tagem S.A. nothing (unaudited). As of December 31, 2009 Tagem S.A. owed to VCI $171,000. VCI S.A. invoiced Tagem S.A. $77,000 for services rendered for the year ended December 31, 2009. As of December 31, 2009 Velti S.A. owed $507,000 to Tagem S.A. As of December 31, 2008 Tagem S.A. owed to VCI $431,000. VCI S.A. invoiced Tagem S.A. $81,000 for services rendered for the year ended December 31, 2008.

Digital Rum S.A.

We purchased all of the share capital of Evertown Limited, a newly formed company, which subsequently changed its name to Velti DR Limited. The Company provided a loan to Evertown Limited in order for Evertown Limited to purchase the assets of Digital Rum S.A. VCI, a subsidiary of the Group, holds 50% of the share capital of Digital Rum S.A. For the nine months ended September 30, 2010 and 2009, Velti S.A. recorded sales to Digital Rum S.A. in the amount of $806,000 and none (unaudited), respectively. For the nine months ended September 30, 2010 and 2009, VCI recorded sales to Digital Rum S.A. in the amount of $390,000 and $17,000, respectively (unaudited). For the nine months ended September 30, 2010 and

Velti plc

Notes to Consolidated Financial Statements (Continued)

20. Related Party Transactions (Continued)

2009, Velti Platform and Services recorded sales to Digital Rum in the amount of $626,000 and none, respectively (unaudited). For the year ended December 31, 2009, 2008 and 2007, Velti recorded sales to Digital Rum S.A. in the amount of $2.1 million, none and none, respectively. As of September 30, 2010, Digital Rum S.A. owed VCI S.A. $761,000, owed VCI $936,000, (unaudited). As of September 30, 2010, Velti S.A. owed $290,000 to Digital Rum S.A. (unaudited). As of December 31, 2009 Digital Rum S.A. owed VCI S.A. $50,000. VCI S.A. invoiced Digital Rum S.A. $36,000 for services rendered for the year ended December 31, 2009. As of December 31, 2009 Velti S.A. owed $298,000 to Digital Rum S.A. As of December 31, 2008 Digital Rum S.A. owed to VCI S.A. $10,000 and nothing as of December 31, 2007, and had a receivable amount from VCI S.A. $14,000. VCI S.A. invoiced Digital Rum S.A. $38,000 for services rendered for the year ended December 31, 2008.

N-Squared S.A.

VCI S.A. holds one-half of the share capital of N-Squared S.A. As of September 30, 2010, Velti S.A. owed to N-Squared S.A. nothing (unaudited). As of September 30, 2010, N-Squared S.A. owed nothing to Velti S.A. and VCI S.A. owed N-Squared S.A. $186,000 (unaudited). As of December 31, 2009, Velti S.A. owed to N-Squared S.A. $103,000 and VCI S.A. owed to N-Squared S.A. $27,000. For the nine months ended September 30, 2010 and 2009, VCI S.A. invoiced N-Squared S.A. $16,000 and $18,000, respectively, for services rendered (unaudited). VCI S.A. invoiced N-Squared S.A. $50,000 for services rendered for the year ended December 31, 2009. As of December 31, 2008 VCI S.A. owed to N-Squared S.A. $40,000. VCI S.A. invoiced N-Squared S.A. $34,000 for services rendered for the year ended December 31, 2008.

21. Subsequent Events

We have evaluated subsequent events for recognition or disclosure through the date on which the accompanying consolidated financial statements being presented were issued as part of this prospectus, and not beyond that date.

Velti plc

Schedule II

Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions and Charges to Expenses	Write-offs and Deductions	Total
	(in thousands)
Allowance for doubtful accounts receivable:
Nine months ended September 30, 2010	$135	$—	$—	$135

Year ended December 31, 2009	$131	$4	$—	$135

Year ended December 31, 2008	$129	$2	$—	$131

Year ended December 31, 2007	$129	$—	$—	$129

Deferred tax valuation allowance:
Nine months ended September 30, 2010	$2,466	$4,995	$—	$7,461

Year ended December 31, 2009	$1,523	$943	$—	$2,466

Year ended December 31, 2008	$587	$936	$—	$1,523

Year ended December 31, 2007	$—	$587	$—	$587

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Ad Infuse, Inc.

We have audited the accompanying consolidated balance sheets of Ad Infuse, Inc. and Subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity (deficit) and statement of cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, also assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ad Infuse, Inc. and Subsidiary, as of December 31, 2008 and 2007 and the results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis Minnesota
March 31, 2010

Ad Infuse, Inc.
Consolidated Balance Sheets

	December 31, 2008	December 31, 2007
	(in thousands)
Assets
Current assets
Cash	$674	$239
Accounts receivable, net	402	524
Prepaid expenses and other current assets	155	70

Total current assets	1,231	833
Property and equipment, net	437	365

Total assets	$1,668	$1,198

Liabilities and Stockholders' Equity (Deficit)
Current Liabilities
Current portion of capital lease obligations	$10	$9
Accounts payable	382	772
Accrued expenses and other current liabilities	468	418
Convertible notes payable — bridge notes	—	2,600

Total current liabilities	860	3,799
Long-term liabilities
Capital lease obligations, net of current portion	6	17

Total liabilities	866	3,816

Commitments and contingencies
Stockholders' equity (deficit)
Series C, $0.0001 par value, 16,000,000 shares authorized, 15,265,294 and 0 shares issued and outstanding as of December 31, 2008 and 2007, respectively	2	—
Series A, $0.0001 par value, 3,000,005 shares authorized, issued and outstanding at December 31, 2008 and 2007, respectively	—	—
Series B, $0.0001 par value, 10,320,000 shares authorized, 10,120,000 shares issued and outstanding as of December 31, 2008 and 2007, respectively	—	—
Common stock, $0.0001 par value, 50,000,000 shares authorized, 3,316,749 and 3,272,500 shares issued and outstanding, as of December 31, 2008 and 2007, respectively	—	—
Additional paid-in capital	17,746	5,682
Accumulated deficit	(16,909)	(8,300)
Common shares held in treasury, at cost of $0.05 per share, 218,750 and 0 shares as of December 31, 2008 and 2007, respectively	(11)	—
Accumulated other comprehensive income:
Foreign currency loss	(26)	—

Total stockholders' equity (deficit)	802	(2,618)

Total liabilities and stockholders' equity (deficit)	$1,668	$1,198

See accompanying notes to consolidated financial statements.

Ad Infuse, Inc.
Consolidated Statements of Operations

	Year Ended December 31,
	2008	2007
	(in thousands, except shares and per share amount)
Revenue	$1,307	$658
Cost of sales	1,613	922

Loss before operating expenses	(306)	(264)
Operating expenses
Research and development expenses	2,430	2,122
Sales and marketing expenses	3,566	2,715
General and administrative expenses	2,391	1,439

Total operating expenses	8,387	6,276

Operating loss	(8,693)	(6,540)
Other income (expense)
Interest income	113	80
Interest expense	(29)	(64)

Total other income	84	16

Net loss	$(8,609)	$(6,524)

See accompanying notes to consolidated financial statements.

Ad Infuse, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)

	Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock						Common Shares Held in Treasury
							Common Stock						Accumulated Other Comprehensive Income (loss)
									Additional Paid-In Capital	Accumulated Deficit				Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			Shares	Amount
	(in thousands, except shares and per share amounts)
Balance as of December 31, 2006	3,000,005	$—	10,120,000	$—	—	$—	1,552,500	$—	$5,591	$(1,776)		$—	$—	$3,815
Common shares issued upon exercise of stock options at $0.05 per share	—	—	—	—	—	—	1,720,000	—	86	—		—	—	86
Share based compensation expense	—	—	—	—	—	—	—	—	5	—		—	—	5
Comprehensive loss:
Net loss										(6,524)				(6,524)

Total comprehensive loss	—	—	—	—	—	—	—	—	—			—	—	(6,524)

Balance as of December 31, 2007	3,000,005	—	10,120,000	—	—	—	3,272,500	—	5,682	(8,300)	—	—	—	(2,618)
Series C preferred stock at $0.7918 per share, net of expense of $100 and warrants	—	—	—	—	15,265,294	2	—	—	11,985	—	—	—	—	11,987
Common shares issued upon exercise of stock options	—	—	—	—	—	—	44,249	—	2	—	—	—	—	2
Repurchase of share for treasury stock of 218,750 shares at $0.05 per share	—	—	—	—	—	—	—	—	—	—	(218,750)	(11)	—	(11)
Share based compensation expense	—	—	—	—	—	—	—	—	77	—	—	—	—	77
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(8,609)	—	—	—	(8,609)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	(26)	(26)

Total comprehensive loss														(8,635)

Balance as of December 31, 2008	3,000,005	$—	10,120,000	$—	15,265,294	$2	3,316,749	$—	$17,746	$(16,909)	(218,750)	$(11)	$(26)	$802

See accompanying notes to consolidated financial statements.

Ad Infuse, Inc.
Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2008	2007
	(in thousands)
Cash flows from operating activities
Net loss	$(8,609)	$(6,524)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	257	155
Change in allowance for doubtful accounts	99	20
Share-based compensation expense	77	5
Changes in certain assets and liabilities:
Accounts receivable	23	(544)
Prepaid expenses and other current assets	(85)	(31)
Accounts payable	(390)	551
Accrued expenses	137	401

Net cash used in operating activities	(8,491)	(5,967)
Cash flows from investing activities
Purchases of property and equipment	(329)	(212)

Net cash used in investing activities	(329)	(212)
Cash flows from financing activities
Payments on capital lease obligations	(9)	(6)
Proceeds from Series C issuance, net of issuance cost of $100	9,300	—
Proceeds from convertible notes payable — bridge notes	—	2,600
Proceeds from issuance of common stock	2	86
Treasury stock purchase	(11)	—

Net cash (used in) provided by financing activities	9,282	2,680

Effect of exchange rate changes in cash	(27)	—

Net (decrease) increase in cash	435	(3,499)
Cash at beginning of year	239	3,738

Cash at end of year	$674	$239

See accompanying notes to consolidated financial statements.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2008 and 2007

NOTE 1 — Summary of Significant Accounting Policies

  Nature of Operations

Ad Infuse, Inc. is a leader in personalized mobile advertising. We provide technology that enables the delivery of digital advertising on mobile phones and portable mobile devices. Our customers are primarily mobile phone carriers and publishers of mobile content.

Headquartered in San Francisco, California, we were incorporated in Delaware on November 9, 2005. We maintain a wholly-owned subsidiary, Ad Infuse UK, Ltd., with registered offices in the U.K. We operate in one business segment to provide technology to enable the delivery of digital advertising on mobile devices.

  Basis of Presentation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of our wholly-owned subsidiary, Ad Infuse UK, Ltd. All intercompany accounts and transactions have been eliminated.

  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue

We derive revenue from the following sources:

  1)
  On behalf of our customers, we will solicit advertising from advertising agencies and then, using our own ad serving technology, will deliver the digital advertising on our customer's mobile content. We earn a predetermined, contractual percentage of the total advertising sale for this service. Revenue is recognized over the term of each advertising campaign (typically one to three months in duration) on the basis of actual advertising impressions delivered each month;

  2)
  Fees are charged to customers who use our ad serving technology to deliver a digital advertising campaign. One time set up fees are charged to new customers to cover work associated with system implementation. Set up fees are recognized ratably over the guaranteed initial term of a contract (typically 12 to 24 months). Transaction fees are charged monthly according to the number of advertising impressions a customer runs through our ad serving technology. Monthly delivery fees are billed and recognized as revenue based on actual impressions delivered by the system.

We grant credit to our customers who are primarily advertising agencies and mobile phone carriers located in the U.S. and in several countries in Europe.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 1 — Summary of Significant Accounting Policies (Continued)

  Cash

We deposit our cash in high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

  Accounts Receivable, Net

Accounts receivable are shown net of an allowance for doubtful accounts of $119,000 and $20,000 for the years ended December 31, 2008 and 2007, respectively. All of our sales are credit sales granted to our customers who are generally media buying agencies and mobile phone carriers. On a periodic basis, we evaluate each customer account based on the amount of time the receivable has been outstanding, any customer history of prior write-offs, collections, and current credit conditions, and adjust the allowance for doubtful accounts accordingly. We believe all accounts receivable in excess of the allowance are fully collectible. Invoices are typically due in 30 days. We do not accrue interest on past due accounts. Accounts become past due on an account-by-account basis. If accounts receivable in excess of the provided allowance is determined uncollectible, they are expensed in the year that determination is made. Determination that an account is uncollectible is made after all reasonable collection efforts have been exhausted.

  Depreciation

Property and equipment are recorded at cost and are depreciated over their estimated useful lives of three to five years, using the straight-line method. Leasehold improvements are amortized over the shorter of the remaining lease term or their useful life. Maintenance, repairs and minor renewals are expensed when incurred. Software licenses are recorded at the total license fees as contracted over the term of the license and are amortized on a straight-line basis over the term of the license agreement.

  Impairment of Long-Lived Assets

We review our long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset, or the asset becomes outdated due to rapid changes in technologies. To date, there have been no such losses.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 1 — Summary of Significant Accounting Policies (Continued)

  Foreign Currency Transactions and Translations

Foreign currency transactions are translated using the spot exchange rate at the settlement date of the transaction. Foreign assets and liabilities are translated using year-end exchange rates. Results of operations are translated using the average rate throughout the year. The translation gains or losses are acccumlated as a separate component of stockholders' equity (deficit).

  Stock Based Compensation

Our consolidated financial statements for 2008 and 2007 reflect expenses related to stock-based compensation. Compensation expense recorded for options granted in 2008 and 2007 was approximately $77,000 and $5,000, respectively. The remaining unamortized balance was approximately $165,000, which will be recognized over four years. Under previous accounting standards, no stock-based compensation expense was required to be recorded in the financial statements for options issued to employees prior to January 1, 2006.

We use the Black-Scholes model for determining the value our options issued. The expected life computation is based on historical exercise patterns and post-vesting termination behavior. The risk-free interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant. We will continue to recognize stock-based compensation using the straight-line single-option approach. Because stock-based compensation expense recognized in our statement of operations for 2008 and 2007 was based on awards ultimately expected to vest, we reduce compensation expense for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The weighted average fair value of the options granted in 2008 and 2007 was $0.20 and $0.05, respectively. A forfeiture rate and dividend yield of 5% and 0%, respectively, were used for all options granted during 2008 and 2007. We used the following factors in the Black-Scholes model to determine the value of options issued:

	2008	2007
Risk-free interest rate	1.35% – 3.44%	4.23% – 4.92%
Expected option life (in years)	5.0	4.8
Volatility	70%	70%

  Income Taxes

We use the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the temporary differences between the financial statements and income tax reporting bases of assets and liabilities in accordance with currently enacted tax rates and laws. Deferred tax assets are reduced by a valuation allowance to the extent that realization of the related deferred tax amount is not assured.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 1 — Summary of Significant Accounting Policies (Continued)

Effective January 1, 2007, we account for uncertainty in income taxes recognized in our financial statements and prescribe a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. As required, we recognize the impact of a tax position in our financial statements and whether or not that position is not likely sustainable on audit, based on the technical merits of the position. There was no adjustment to the opening balance of retained earnings as of January 1, 2007 for the cumulative effect of a change in accounting principles as of that date.

Our policy is to record interest and penalties related to unrecognized tax benefits as income tax expense.

  Research and Development Costs

Expenditures for software research and development are expensed as incurred. Such costs are required to be expensed until the point that technological feasibility of the software is established. To date, the time period between the establishment of technological feasibility and completion of software development has been short, and no significant development costs have been incurred during that period. Accordingly, we have not capitalized any software development costs to date. Our software research and development costs primarily relate to software development during the period prior to technological feasibility and are charged to operations as incurred.

  Fair Values of Financial Instruments

The fair values of cash, accounts receivables, other current assets, accounts payables, accrued liabilities and notes payable — bridge notes approximate fair values due to their short maturities.

NOTE 2 — Property and Equipment, Net

Property and equipment consisted of the following at:

	December 31, 2008	December 31, 2007
	(in thousands)
Computer Equipment	$527	$272
Furniture and Fixtures	98	88
Leasehold Improvements	45	45
Office Equipment	26	26
Software	169	105

Total property and equipment	865	536
Less: accumulated depreciation and amortization	(428)	(171)

Net property and equipment	$437	$365

Depreciation and amortization expense on property and equipment was $257,000 and $155,000 for the years ended December 31, 2008 and 2007, respectively.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 3 — Line of Credit — Bank

During 2008, we obtained a revolving line of credit with Silicon Valley Bank in the amount of $1.5 million, which was set to expire May 22, 2009. Borrowings under the revolving line of credit bear interest at prime plus 0.75% and are secured by our accounts receivable. As of December 31, 2008, we had not drawn down any amount on this line and therefore we had no outstanding borrowings. The line of credit was terminated on February 13, 2009 and liens on all assets removed shortly thereafter.

NOTE 4 — Capital Lease Obligations

In August 2007, we entered into a capital lease agreement for certain information technology and networking equipment. The lease agreement was recorded at an effective interest rate of 8.25% and expires in July 2010. The capitalized cost of the leased property was approximately $32,000. Amortization of the capital lease is included in depreciation expense. Accumulated amortization was $15,000 and $4,000 as of December 31, 2008 and 2007, respectively. The capital lease obligation is secured by the leased equipment.

The following is a schedule of future minimum lease payments due under capital lease obligations, together with the present value of the net minimum lease payments as of December 31, 2008:

(in thousands)
Future minimum lease payments due in:
2009	$11
2010	7

Total future minimum lease payments	18
Less: amount representing interest at 8.25%	(2)

Present value of future minimum lease payments	16
Less: current portion	(10)

Long-term capital lease obligations	$6

NOTE 5 — Income Taxes

We did not provide for income taxes due because we incurred losses for the years ended December 31, 2008 and 2007.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 5 — Income Taxes (Continued)

A reconciliation of the statutory federal income tax to our provision for income tax is as follows:

	For the Year Ended December 31,
	2008	%	2007	%
	(in thousands, except percentages)
Tax at federal statutory rate	$(2,938)	34.00%	$(2,221)	34.00%
State tax, net of federal benefits	(441)	5.10%	(367)	5.62%
Nondeductible expenses	44	(0.51)%	20	(0.31)%
Tax credits	(5)	0.06%	(146)	2.24%
Effect of Section 382 limitation on utilization of NOL	399	(4.63)%	—	0.00%
Change in valuation allowance	2,941	(34.02)%	2,714	(41.55)%

	$—	0%	$—	0%

Deferred tax assets (liabilities) consist of the following:

	As of December 31,
	2008	2007
	(in thousands)
Deferred tax assets:
Depreciation and amortization	$887	$14
Reserves and other	126	39
Credits	203	198
Net operating losses	5,204	3,208

Deferred tax assets, gross	6,420	3,459
Valuation allowance	(6,420)	(3,459)

Net deferred tax assets	$—	$—

Based on the available objective evidence, management believes that the net deferred tax assets will not be fully realizable for the year ended December 31, 2008. Accordingly, management has applied a full valuation allowance against its net deferred tax assets as of December 31, 2008. The net change in the total valuation allowance for the year ended December 31, 2008 was an increase of approximately $3.0 million.

As of December 31, 2008, we had $660,000 of cumulative unrecognized tax benefits which were netted against deferred tax assets subject to a full valuation allowance. If recognized, there will be no effect on our effective tax rate.

We currently do not forsee any tax positions whereby the total amount of gross unrecognized tax benefits will increase or decrease within 12 months of the year ended December 31, 2008.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 5 — Income Taxes (Continued)

As of December 31, 2008, we had $13.5 million of federal and $10.7 million of state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2025 for federal purposes and 2012 for state purposes. We also have research credit carryforwards of approximately $68,000 and $204,000 for federal and California income tax purposes, respectively. If not utilized, the federal carryforward will expire beginning in 2028. The State of California research credit can be carried forward indefinitely.

The Internal Revenue Code limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. As of December 31, 2008, we have undergone a change in ownership and net operating losses have been subject to an IRC Section 382 limitation. Our federal return is currently open to audit under the statute of limitations by the Internal Revenue Service for the years ended December 31, 2006 through December 31, 2008. Our California state returns are open to audit under the statute of limitations for the years ended December 31, 2005 through December 31, 2008. These years are open due to net operating losses and tax credit carryover not utilized in those years. Our foreign tax returns are open to audit under the statute of limitations from 2008 to 2007.

NOTE 6 — Commitments and Contingencies

  Operating Leases

On July 31 2006, we entered into a lease for our headquarters office located in San Francisco, California. The lease had an initial term of 24 months and an extended term of 6-months resulting in a total lease term of 30 months, terminating February 28, 2009. We are responsible for base rent, which ranges from approximately $9,500 to $15,000 per month, our pro-rata share of common operating expenses and various monthly charges relating to the rental of an air conditioning unit. We record monthly rent expense in the amount billed to us each month by the real estate management company.

We entered into a service agreement in February 2008 for furnished office accommodations in New York, New York, at a monthly cost of approximately $4,000 plus a variable monthly charge for basic office services used, such as copier and phone service. This agreement terminated January 31, 2009.

We entered into a service agreement on June 22, 2007, for furnished office accommodations in Boston, Massachusetts at a monthly cost of $1,348 plus variable monthly charge for basic office services used, such as copier and phone service. This agreement terminated January 28, 2008.

On March 27, 2007, we entered into an agreement to share space with another company in London, at a monthly cost of £1,000 per month, or approximately $1,500. The agreement terminated May 30, 2008. On May 20, 2008, we entered into a lease for office space in London, at a quarterly rate of £7,931, or approximately $16,000 per quarter subject to foreign currency exchange rates. This agreement terminated March 1, 2009.

Total rent expense for the years ended December 31, 2008 and 2007, including common area costs, was $187,000 and $276,000, respectively.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 6 — Commitments and Contingencies (Continued)

At December 31, 2008, future minimum lease payments are as follows:

(in thousands)
2009	$52
2010	—

$52

  Software License Agreement

As of December 31, 2008, we owe approximately $48,000 pursuant to the Master Agreement with Volantis Systems Limited dated June 30, 2007. Volantis provides mobile phone handset device detection database and software that enables us to deliver the correct type of advertisement to each type of mobile device. We capitalized the license agreement and amortized its full value over the term of the license.

NOTE 7 — Stockholders' Equity (Deficit)

  Preferred and Common Stock

We have 79,320,005 shares of common and preferred stock authorized, 50,000,000 shares are authorized for common stock 3,000,005 shares are reserved for Preferred Stock — Series A (Series A) and 10,320,000 shares are reserved for Preferred Stock — Series B (Series B) and 16,000,000 are reserved for Preferred Stock — Series C (Series C). The liquidation preference for Series A, Series B and Series C preferred stock is $0.20 per share, $0.50 per share and $0.79 per share, respectively.

In the event of liquidation, Series A, Series B and Series C preferred stock receive a liquidation preference of $600,000, $5.1 million, and $12.1 million, respectively. Series C preferred shares have a senior liquidation preference over Series A and Series B shares.

All preferred shares are convertible to common shares upon certain events detailed below. All common shares have voting rights.

  Preferred Shares — Series C

In January 2008, we issued 15,265,294 Series C Preferred shares in connection with a private offering at $0.7918 per share for gross proceeds of $12.1 million. Financing costs in connection with this financing were approximately $100,000. Holders of Series C Preferred Stock are entitled to a non-cumulative dividend of $0.063 per share per annum when and if declared by the Board of Directors.

Holders of Series C Preferred Stock have senior liquidation rights to the holders of Series A and Series B Preferred Stock and holders of our common stock, which equals to the original issuance price of $0.7918 per share (Series C liquidation value). In the event of liquidation, dissolution or winding up of the corporation, each holder of Series C Preferred Stock shall be entitled to receive, prior and in preference to the distribution of any of the assets of Ad Infuse to holders of Series A and Series B stock or common stock, the Series C liquidation value plus any declared but unpaid dividends. If assets are not sufficient to

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 7 — Stockholders' Equity (Deficit) (Continued)

meet liquidation preferences stated above, we will distribute in the order of holders of Series C, Series A and Series B as one class, and then holders of our common stock.

Series C Preferred Stock is convertible into common stock at the option of the holder at the then current conversion rate. The initial conversion price was $0.50 per share and was convertible into 15,265,294 shares of common stock at December 31, 2008. The conversion price of all outstanding preferred stock issuances is subject to customary adjustment due to stock split, dividends, distributions, and reorganizations. Series C Preferred Stock is automatically convertible into common stock upon a qualified initial public offering with gross proceeds of at least $20.0 million with a post offering valuation of $100.0 million; or at the agreement of two thirds of the then outstanding preferred stock, voting together as a single class on an as-converted basis.

Series C Preferred stockholders have the same voting rights as common stockholders. Preferred stockholders have one vote for each share of common stock into which Series C Preferred Stock could then be converted as determined by the then current conversion price. The Series C preferred shares are not redeemable.

In connection with the issuance of our Series C Preferred Stock, 530,433 warrants were issued at a purchase price of $0.7918 per share, exercisable at any time at the option of the warrant holder. As of December 31, 2008, no warrant was exercised. Series C Preferred Stock warrants expire between July 13, 2014 and May 22, 2015.

  Preferred Shares — Series B

In December 2006, we sold 10,120,000 shares of Series B Preferred Stock in connection with a private offering at $0.50 per share for gross proceeds of $5.1 million. Financing costs in connection with this financing was approximately $53,000. Holders of Series B Preferred Stock are entitled to a non-cumulative dividend of $0.04 per share per annum when and if declared by the Board of Directors.

Holders of Series B Preferred Stock have senior liquidation rights to the holders of common stock equal to the original issuance price of $0.50 per share (Series B liquidation value). In the event of liquidation, dissolution or winding up of the corporation, each holder of Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of Ad Infuse to holders of common stock, the Series B liquidation value plus any declared but unpaid dividends. If assets are not sufficient to meet liquidation preferences stated above, then we will distribute available assets ratably to holders of Series A and B Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Series B Preferred Stock is convertible into common stock at the option of the holder at the then current conversion rate. The conversion price was $0.50 per share and was convertible into 10,120,000 shares of common stock at December 31, 2008. The conversion price of all outstanding preferred stock issuances is subject to customary adjustment due to stock splits, dividends, distributions, and reorganizations. Series B Preferred Stock is automatically convertible into common stock upon a qualified initial public offering with gross proceeds of at least $20.0 million with a post offering valuation of $100.0 million; or upon the agreement of two thirds of the then outstanding preferred stock, voting together as a single class on an as-converted basis.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 7 — Stockholders' Equity (Deficit) (Continued)

Series B Preferred stockholders have the same voting rights as common stockholders. Preferred stockholders have one vote for each share of common stock into which Series B Preferred Stock could then be converted as determined by the then current conversion price. Series B Preferred Stock is not redeemable.

  Preferred Stock — Series A

In 2005, we sold 3,000,005 of Series A Preferred Stock at $0.20 per share for gross proceeds of $600,000. Financing costs in connection with this financing was approximately $17,000. Holders of Series A Preferred Stock are entitled to a non-cumulative dividend of $0.0016 per share per annum when and if declared by the Board of Directors.

Holders of Series A Preferred Stock have senior liquidation rights to the holders of common stock equal to the original issuance price of $0.20 per share (Series A liquidation value). In the event of liquidation, dissolution or winding up of the corporation, each holder of Series A Preferred Stock shall be entitled to receive, prior and in preference to the distribution of any of the assets of Ad Infuse to holders of common stock, the Series A liquidation value plus any declared but unpaid dividends. If assets are not sufficient to meet liquidation preferences stated above, then we will distribute available assets ratably to holders of Series A and B Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Series A Preferred Stock is convertible into common stock at the option of the holder at the then current conversion rate. The conversion price was $0.20 per share and was convertible into 3,000,005 shares of common stock at December 31, 2008. The conversion price of all outstanding preferred stock issuances is subject to customary adjustment due to stock split, dividends, distributions, and reorganizations. Series A Preferred Stock is automatically convertible into common stock upon a qualified initial public offering with gross proceeds of at least $20.0 million.

Series A Preferred stockholders have the same voting rights as common stockholders. Series A Preferred stockholders have one vote for each share of common stock into which Series A Preferred Stock could then be converted as determined by the then current conversion price. The Series A Preferred shares are not redeemable.

  Stock Option Plan

We adopted the 2005 Stock Option Plan (the Plan) pursuant to which stock options to acquire an aggregate of 7,571,266 shares of our common stock were authorized for issuance. Under the Plan, non-statutory stock options and stock purchase rights may be granted to employees and consultants. Incentive stock options may be granted only to employees.

Options granted under the Plan are for periods not to exceed ten years, and must be issued at fair market value. The fair market value, as of any date, is determined by the Board of Directors in good faith on such basis as it deems appropriate and applied consistently with respect to all grants. Stock options may be granted only to employees, provided that employees of affiliates shall not be eligible to receive incentive stock options. Incentive stock options granted under the Plan generally vest 25% after the first year and ratably each month over the remaining thirty-six month period. Non-qualified stock options granted to consultants generally vest monthly over a 12 month period.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 7 — Stockholders' Equity (Deficit) (Continued)

Information regarding our stock option activity is summarized below:

	Number of Options Available for Grant	Number of Options Outstanding	Weighted Average Exercise Price
Balance outstanding as of December 31, 2006	4,221,500	1,228,500	$0.04
Increase in reserved shares	2,266,765	—	—
Granted	(1,281,000)	1,281,000	0.05
Exercised	—	(320,000)	0.05
Forfeited	302,188	(302,188)	0.04
Repurchased	218,750	—	0.04

Balance outstanding as of December 31, 2007	5,728,203	1,887,312	0.05
Granted	(4,565,000)	4,565,000	0.20
Exercised	—	(44,249)	0.05
Forfeited	2,027,899	(2,027,899)	0.11

Balance outstanding as of December 31, 2008	3,191,102	4,380,164	0.17

Our total outstanding stock option as of December 31, 2008 is composed of the following:

		Share Outstanding		Shares Exercisable
Exercise Prices	No. Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted-Average Exercise Price	No. Shares Exercisable	Weighted Average Exercise Price
$0.02	365,000	6.89	$0.02	252,499	$0.02
$0.05	315,000	8.09	$0.05	207,916	$0.05
$0.20	3,700,164	8.80	$0.20	3,426,204	$0.20

$0.17	4,380,164	8.59	$0.17	3,886,619	$0.18

All options outstanding as of December 31, 2007 were exercisable. The aggregate intrinsic value of options outstanding and exercisable as of December 31, 2008 and 2007 was approximately $701,000 and $82,000, respectively.

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 8 — Related Party Transactions

  Notes Payable — Bridge Notes

We sold a total of $2.0 million convertible promissory notes to certain affiliates pursuant to the Convertible Note and Warrant Purchase Agreement dated July 13, 2007. We sold a total of $600,000 convertible promissory notes to certain affiliates pursuant to the Convertible Note and Warrant Purchase Agreement dated December 7, 2007. We issued a total of 492,545 warrants for Series C Stock in connection with the Convertible Notes. All notes have an annual interest rate of 8% and a maturity date of December 31, 2007. The issuance of these Convertible Promissory Notes was intended to bridge our operating cash deficiencies until the close of our next equity financing round. The entire principal amount and any accrued interest are convertible to shares of our next round of financing (Series C) if that financing yields proceeds of at least $8.0 million (including the conversion of the notes). If, by the maturity date, we are unable to close such a financing or effect a change of control, the holders of the notes have the option of converting the notes into Series B Preferred Stock at the Series B price of $0.50 per share.

On January 16, 2008, we closed our Series C Preferred Stock round of financing in the amount of $12.1 million (including the notes plus accrued interest) and the notes and accrued interest were converted at the Series C Preferred share price of $0.7918 per share.

  Consulting Services

From February to June 2008, we engaged Sophia Cowley, spouse of Brian Cowley, our chief executive officer, for consulting services related to the development of revenue management. Total purchased services were $36,000 for the year ended December 31, 2008. No balance was due to the vendor as of December 31, 2008.

NOTE 9 — Stock Warrants

For the year ended December 31, 2007, 492,545 warrants to purchase Series C Preferred Stock were issued in connection with our Series C bridge notes. For the year ended December 31, 2008, 37,888 warrants to purchase Series C Preferred Stock was issued in connection with the Silicon Valley Bank revolving line of credit. No value was allocated to the warrants in each of these cases since the effect was immaterial. Consequently, we did not record any related interest expense related to the warrants.

Stock warrants activity is as follows for the years ended December 31:

	Outstanding		Weighted-Average Exercise Price
	2008	2007	2008	2007
Outstanding, January 1	492,545	—	$0.79	$—
Granted	37,888	492,545	0.79	0.79

Balance, December 31	530,433	492,545	$0.79	$0.79

Ad Infuse, Inc.

Notes to Consolidated Financial Statements (Continued)

For the years ended December 31, 2008 and 2007

NOTE 10 — Supplemental Cash Flow Information

	2008	2007
	(in thousands)
Supplemental cash flow disclosures:
Cash paid for interest	$5	$1
Cash paid for income taxes	—	—
Noncash investing and financing activities:
Equipment acquired through capital lease obligations	—	32
Conversion of bridge notes and accrued interest to Series C Preferred shares	2,687	—

NOTE 11 — Retirement Plan

During 2007, we adopted a 401(k) plan covering all employees. We did not contribute to the plan for both years ended December 31, 2008 and 2007.

NOTE 12 — Subsequent Events

Subsequent to the balance sheet date, we continued to incur losses and were unable to raise sufficient capital to fund expected future losses. At the direction of our Board of Directors, we engaged an investment banking firm to investigate various scenarios, including selling the company. In the event that a buyer could not be found before our cash reserves were insufficient to pay down our short and long-term obligations, the Board of Directors voted to dissolve the company and liquidate our assets.

On February 10, 2009, we signed a Term Sheet outlining conditions of a potential acquisition by Velti plc. Velti is a provider of technology that enables mobile marketing and advertising. Velti plc is a company organized under the laws of England and Wales, with operations in Athens, has approximately 450 employees worldwide and is publicly traded on AIM. On April 2, 2009, we signed a definitive agreement with Velti plc to sell all of our outstanding equity for $1.65 million in cash, $1.85 million in promissory notes plus a $500,000 contingency payment based on the stock performance of Velti plc in the 20 days ending July 1, 2010, and a 50% share in the net revenue of any license agreement made between us and certain other companies on or before May 8, 2010. Contingency payments may be made in cash or stock.

In order to maintain normal operations, Velti plc provided us with cash in the amount of approximately $700,000 between signing the term sheet on February 10, 2009 and May 8, 2009 secured by notes in favor of Velti plc with a 12-month maturity and an interest rate of 8% per annum, compounded annually and a senior security interest in all of our assets.

In February 2009, we signed a month-to-month lease agreement for 3,347 square feet of office space at 150 California Street in San Francisco, California for monthly rent of $8,000. Based on Velti plc's expansion plans for U.S. operations, in July 2009 we signed a new, three-year lease with 150 California Street for 6,130 square feet of office space and occupied that space on November 7, 2009. We are responsible for base rent, which averages approximately $15,000 per month over a 3-year period, and our pro-rata share of common operating expenses.

12,518,008 Ordinary Shares

Prospectus

Sole Book-Running Lead Manager

Jefferies

Co-Lead Managers

Needham & Company, LLC
RBC Capital Markets

Co-Managers

Canaccord Genuity
ThinkEquity LLC

                         , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 6.    Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Subject to the Jersey Companies Law, our Articles permit us to indemnify any director against any liability, to purchase and maintain insurance against any liability for any director and to provide any director with funds (whether by loan or otherwise) to meet expenditure incurred or to be incurred by him in defending any criminal, regulatory or civil proceedings or in connection with an application for relief (or to enable any such director to avoid incurring such expenditure).

However, Article 77 of the Jersey Companies Law limits the ability of a Jersey company to exempt or indemnify a director from any liability arising from acting as a director. It provides that neither a company (or any of its subsidiaries) nor any other person for some benefit conferred or detriment suffered directly or indirectly by the company, may exempt or indemnify any director from, or against, any liability incurred by him as a result of being a director of the company except where the company exempts or indemnifies him against:

  (a)
  any liabilities incurred in defending any proceedings (whether civil or criminal):

  (i)
  in which judgment is given in his or her favor or he or she is acquitted;

  (ii)
  which are discontinued otherwise than for some benefit conferred by him or her or on his or her behalf or some detriment suffered by him or her; or

  (iii)
  which are settled on terms which include such benefit or detriment and, in the opinion of a majority of the directors of the company (excluding any director who conferred such benefit or on whose behalf such benefit was conferred or who suffered such detriment), he or she was substantially successful on the merits in his or her resistance to the proceedings; or

  (b)
  any liability incurred otherwise than to the company if he or she acted in good faith with a view to the best interests of the company;

  (c)
  any liability incurred in connection with an application made under Article 212 of the Jersey Companies Law in which relief is granted to him or her by the court; or

  (d)
  any liability against which the company normally maintains insurance for persons other than directors.

Article 77 of the Jersey Companies Law permits a company to purchase and maintain directors' and officers' insurance and we maintain a directors' and officers' liability insurance policy for the benefit of our directors and officers.

Item 7.    Recent Sales of Unregistered Securities

During the past three years, Velti plc (England and Wales) issued the following unregistered securities for cash. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or under Section 4(2) thereof or Rule 701 pursuant to compensatory benefit plans and contracts related to compensation.

Purchaser	Date of Sale or Issuance	Number of Ordinary Shares	Nominal (Par) Value of Each Share(£)	Amount Paid for Each Share(£)	Underwriting Discount and Commission(£)
Royal Bank of Canada Europe Limited	October 26, 2007	3,580,000	£0.05	2.10
Ivanka Kyutchukova (M Telecom)	May 27, 2008	19,566	£0.05	1.626	N/A
Stoytcho Vlaykov (M Telecom)	May 27, 2008	176,092	£0.05	1.626	N/A
M Telecom	June 4, 2009	496,625	£0.05	0.05	N/A
Thor Luxembourg S.à.r.L.	July 3, 2009	875,000	£0.05	1.605	N/A
Citigroup Nominees (Fidelity, Invesco, Investec, RBC, Gartmore, El Oro)	October 8, 2009	1,800,000	£0.05	1.6	£86,400
Director (David Hobley)	October 8, 2009	20,000	£0.05	1.6	N/A
Velti plc (Jersey)	December 2, 2009	1 "A" Ordinary Share(1)	£0.05	0.05	N/A

In addition, through December 31, 2010, we have issued 5,303,695 deferred share awards and 4,021,160 share options, of which 1,435,734 deferred share awards have forfeited upon termination of employment or failed to vest for failure to meet all performance conditions, 1,824,316 deferred share awards have vested, 4,995 share options have been exercised, and 523,345 share options have forfeited upon termination of employment. Each of these represent equity awards to acquire ordinary shares of Velti plc (Jersey). As of December 31, 2010, we had outstanding 2,043,645 deferred share awards and 3,492,820 share options. In addition, we have issued 245,383 ordinary shares to our non-employee directors as part of their compensation for service as members of our board of directors.

Velti plc (Jersey) was incorporated on August 25, 2009 and has issued the following unregistered securities since incorporation:

	Date of Sale or Issuance	Number of Ordinary Shares	Nominal (Par) Value of Each Share(£)	Amount Paid for Each Share(£)	Underwriting Discount and Commission(£)
Juris Limited and Lively Limited	August 25, 2009	2 Subscriber Shares(2)	£0.05	£0.05	N/A
Shareholders of Velti plc (England and Wales) on December 17, 2009	December 18, 2009	37,530,261 Ordinary Shares(3)	£0.05	The cancellation of 37,530,261 shares of Velti plc (England and Wales)	N/A
Shareholders and certain creditors of Mobclix, Inc.	September 30, 2010	150,220	£0.05	£0.05	N/A

(1)
The "A" ordinary share ranks pari passu with the ordinary shares except that its holder will not be entitled to receive notice of, attend or vote at general meetings and it will not be transferrable except in certain specific circumstances.

(2)
Velti plc (Jersey) issued two subscriber shares for cash upon incorporation in Jersey on August 25, 2009. One share was issued to each of Juris Limited and Lively Limited (the "Subscriber Shares"), the subscribers to Velti plc (Jersey)'s memorandum of association. On August 27, 2009, one Subscriber Share was transferred to each of Alex Moukas and Pantelis Papageorgiou respectively, each then being a director and employee of Velti. Pantelis Papageorgiou vacated his office as a director of Velti (England and Wales.) October 5, 2009 and of Velti (Jersey) on October 13, 2009, and transferred his Subscriber Share to Menelaos Scouloudis on October 13, 2009. Pursuant to buy-back agreements entered between Velti (Jersey) and each of Mr. Moukas and Mr. Scouloudis on October 13, 2009, the Subscriber Shares were bought back by Velti (Jersey) on December 18, 2009 and cancelled.

(3)
On December 18, 2009, Velti issued all of its current issued share capital (37,530,261 ordinary shares) in connection with our redomiciliation under which Velti plc (Jersey), a company incorporated under the laws of Jersey, the Channel Islands, and tax resident in the Republic of Ireland, was introduced as the new parent company of Velti plc (England and Wales). Pursuant to the scheme of arrangement relating to this transaction, the shares held by each of the shareholders of Velti plc (England and Wales) on December 17, 2009 were cancelled and re-issued to Velti plc (Jersey) and, in consideration for this, Velti plc (Jersey) issued a corresponding number of its own ordinary shares to those former shareholders of Velti plc (England and Wales). We believe that this issuance was exempt from registration under the Securities Act in reliance upon the exemption from registration provided by Section 3(a)(10) thereof.

Item 8.   Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
2.1**	Agreement and Plan of Reorganization by and among Velti plc, Vortex Acquisition Sub, Inc., Mobclix, Inc. and Richard Talley, as Stockholders' Agent dated September 30, 2010
3.1**	Memorandum and Articles of Association
4.1**	Specimen certificate evidencing ordinary shares
5.1	Opinion of Mourant Ozannes as to the validity of the ordinary shares
8.1	Opinion of Mourant Ozannes as to Jersey tax matters (included in Exhibit 5.1)
8.2	Opinion of DLA Piper LLP (US) as to U.S. tax matters
8.3	Opinion of Mason Hayes + Curran as to Ireland tax matters
10.1**	Share Incentive Plan
10.2**	JV/NCA Company Share Incentive Plan
10.3**	2009 U.S. Employee Share Incentive Plan
10.4**	2009 U.S. Non-Employee Share Incentive Plan
10.5**
Series A Preferred Share and Note Purchase Agreement among Ydon Holdings Ltd. and the persons listed as "Founders" on the signature pages to the Purchase Agreement dated April 22, 2008, as amended March 2, 2010
10.8**	Joint Venture and Shareholders' Agreement between Firefly e-Ventures Ltd., a division of HT Media, and Velti plc dated November 22, 2008
10.9**	Amendment and Restatement Deed dated October 14, 2009 between Thor Luxembourg S.a.r.l. and Velti plc, amending and restating the Thor Credit Facilities Agreement dated June 26, 2009
10.10**	English translation of Real Estate Lease relating to the first floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
10.11**	English translation of Assignment of Sub-Lease relating to the second floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
10.12**	English translation of Real Estate Lease relating to the first floor of 42 Kifisias Avenue and Fragoklisias Street, Athens, Greece
10.13**	Lease Agreement relating to San Francisco, California facility, as amended
10.14**	Form of Indemnity Agreement between Velti plc and its officers, directors and key employees
10.15**	Form of Service Agreement between Velti plc and each of Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis
10.16**	Form of Letter of Appointment between Velti plc and each of its non-executive directors: David W. Mann, Jerry Goldstein, David C. Hobley and Nicholas P. Negroponte
10.17**	Offer Letter dated August 19, 2009 between Velti plc and Wilson W. Cheung
10.18**	Offer Letter dated August 2, 2010 between Velti plc and Sally J. Rau

Exhibit Number	Description
10.19**	Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010
10.20**	Term Facility Agreement and Letter of Extension dated June 30, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc.
10.21**	Letter of Extension dated December 21, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc
21.1**	List of Subsidiaries
23.1	Consent of Baker Tilly Virchow Krause, LLP
23.2	Consent of Baker Tilly Virchow Krause, LLP
23.3	Consent of Mourant Ozannes (included in Exhibit 5.1)
23.4	Consent of DLA Piper LLP (US) (included in Exhibit 8.2)
23.5	Consent of Mason Hayes + Curran (included in Exhibit 8.3)
24.1**	Powers of Attorney

**
Previously filed.
(b)
Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto or the additional information thereto.

Item 9.    Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused Amendment No. 9 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York on the 27th day of January, 2011.

VELTI PLC
By:	/s/ ALEX MOUKAS
Name:	Alex Moukas
Title:	Chief Executive Officer

Pursuant to the requirements of the United States Securities Act of 1933, as amended, Amendment No. 9 to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Date

/s/ ALEX MOUKAS Alex Moukas	Chief Executive Officer and Director (Principal Executive Officer)	January 27, 2011
/s/ WILSON W. CHEUNG Wilson W. Cheung	Chief Financial Officer (Principal Financial Officer)	January 27, 2011
/s/ WINNIE W. TSO Winnie W. Tso	Vice President, Global Controller (Principal Accounting Officer)	January 27, 2011
* Chris Kaskavelis	Chief Operating Officer and Director	January 27, 2011
* David W. Mann	Chairman of the Board of Directors	January 27, 2011
* David C. Hobley	Director	January 27, 2011
* Jerry Goldstein	Director	January 27, 2011
* Nicholas P. Negroponte	Director	January 27, 2011

*By:	/s/ WILSON W. CHEUNG Attorney-in-Fact

 Signature of Authorized Representative in the United States

Pursuant to the United States Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States for Velti plc, has signed this Amendment No. 9 to this Registration Statement and any amendment thereto in New York, on the 27th day of January, 2011.

Velti USA, Inc.
/s/ WILSON W. CHEUNG
Name:	Wilson W. Cheung
Title:	Authorized Representative

Exhibit Index

Exhibit Number	Description
1.1**	Form of Underwriting Agreement
2.1**	Agreement and Plan of Reorganization by and among Velti plc, Vortex Acquisition Sub, Inc., Mobclix, Inc. and Richard Talley, as Stockholders' Agent, dated September 30, 2010
3.1**	Memorandum and Articles of Association
4.1**	Specimen certificate evidencing ordinary shares
5.1	Opinion of Mourant Ozannes as to the validity of the ordinary shares
8.1	Opinion of Mourant Ozannes as to Jersey tax matters (included in Exhibit 5.1)
8.2	Opinion of DLA Piper LLP (US) as to U.S. tax matters
8.3	Opinion of Mason Hayes + Curran as to Ireland tax matters
10.1**	Share Incentive Plan
10.2**	JV/NCA Company Share Incentive Plan
10.3**	2009 U.S. Employee Share Incentive Plan
10.4**	2009 U.S. Non-Employee Share Incentive Plan
10.5**	Series A Preferred Share and Note Purchase Agreement among Ydon Holdings Ltd. and the persons listed as "Founders" on the signature pages to the Purchase Agreement dated April 22, 2008, as amended March 2, 2010
10.8**	Joint Venture and Shareholders' Agreement between Firefly e-Ventures Ltd., a division of HT Media, and Velti plc dated November 22, 2008
10.9**	Amendment and Restatement Deed dated October 14, 2009 between Thor Luxembourg S.a.r.l. and Velti plc, amending and restating the Thor Credit Facilities Agreement dated June 26, 2009
10.10**	English translation of Real Estate Lease relating to the first floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
10.11**	English translation of Assignment of Sub-Lease relating to the second floor of 44 Kifisias Avenue and Gravias Street, Granikou Street and Fragoklisias Street, Athens, Greece
10.12**	English translation of Real Estate Lease relating to the first floor of 42 Kifisias Avenue and Fragoklisias Street, Athens, Greece
10.13**	Lease Agreement relating to San Francisco, California facility, as amended
10.14**	Form of Indemnity Agreement between Velti plc and its officers, directors and key employees
10.15**	Form of Service Agreement between Velti plc and each of Alex Moukas, Chris Kaskavelis and Menelaos Scouloudis
10.16**	Form of Letter of Appointment between Velti plc and its non-executive directors: David W. Mann, Jerry Goldstein, David C. Hobley and Nicholas P. Negroponte
10.17**	Offer Letter dated August 19, 2009 between Velti plc and Wilson W. Cheung
10.18**	Offer Letter dated August 2, 2010 between Velti plc and Sally J. Rau
10.19**	Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010
10.20**	Term Facility Agreement and Letter of Extension dated June 30, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc.
10.21**	Letter of Extension dated December 21, 2010 to Amendment and Restatement Deed between Thor Luxembourg S.a.r.l. and Velti plc
21.1**	List of Subsidiaries
23.1	Consent of Baker Tilly Virchow Krause, LLP
23.2	Consent of Baker Tilly Virchow Krause, LLP
23.3	Consent of Mourant Ozannes (included in Exhibit 5.1)
23.4	Consent of DLA Piper LLP (US) (included in Exhibit 8.2)
23.5	Consent of Mason Hayes + Curran (included in Exhibit 8.3)
24.1**	Powers of Attorney

**
Previously filed.